As filed with the Securities and Exchange Commission on November 13, 2023.
Registration No. 333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S–1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UL Solutions Inc.
(Exact name of registrant as specified in its charter)

Delaware	8734	27–0913800
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Jennifer F. Scanlon
President and Chief Executive Officer
UL Solutions Inc.
333 Pfingsten Road
Northbrook, Illinois 60062
(847) 272–8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jacqueline K. McLaughlin
Executive Vice President and
Chief Legal Officer
UL Solutions Inc.
333 Pfingsten Road
Northbrook, Illinois 60062
(847) 272–8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Cathy A. Birkeland Christopher D. Lueking Alexa M. Berlin Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876–7700	Charles W. Mulaney, Jr. Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, Illinois 60606 (312) 407–0700	Alexander D. Lynch Barbra J. Broudy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310–8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non–accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated               , 2023.
          Shares
UL Solutions Inc.
Class A Common Stock

This is the initial public offering of shares of Class A common stock of UL Solutions Inc. ULSE Inc. (“UL Standards & Engagement”), our sole stockholder prior to this offering, is selling            shares of our Class A common stock. We will not be selling any shares in this offering and we will not receive any proceeds from the sale of shares of our Class A common stock offered by the selling stockholder.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share of our Class A common stock will be between $      and $     . We intend to apply to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ULS.”
Upon completion of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock immediately following this offering will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes, will be convertible at the election of the holder thereof into one share of Class A common stock at any time and will be subject to mandatory conversion upon the occurrence of certain events, as further described in “Description of Capital Stock.” Immediately following this offering, UL Standards & Engagement will be the only holder of our Class B common stock, and it will beneficially own approximately     % of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholder. See “Description of Capital Stock.” As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE. See “Management—Controlled Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying shares of our Class A common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$
_________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. See “Underwriting—Directed Share Program.”
The selling stockholder has granted the underwriters an option for a period of 30 days to purchase up to an additional          shares of Class A common stock from it at the public offering price, less underwriting discounts and commissions. We will not receive any proceeds from the sale of Class A common stock by the selling stockholder pursuant to any exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2023.
Joint bookrunning managers
(*in alphabetical order)

Goldman Sachs & Co. LLC*				J.P. Morgan*
BofA Securities
Citigroup		Jefferies		UBS Investment Bank
Co-managers
Baird	Raymond James	Stifel	Wells Fargo Securities	William Blair
Prospectus dated                 , 2023.

UL Solutions

OUR MISSION

Working for a safer world

since 1894

OUR AMBITION

Safety. Science. Transformation.™

We are a global leader in applied safety science:

UL Solutions at a glance

We believe in the **transformative power of science** and use it every day to empower trust that opens new markets, partnerships and pathways to success in today's competitive markets.

We turn **safety, security and sustainability challenges** into opportunities for our customers.

80,000+
customers in 2022 including approximately 60% of the Fortune 500 and Global 500

14,800+
UL Solutions employees serving customer needs as of Dec. 31, 2022

35+
industries served

Our trusted and iconic UL Mark has appeared on
billions
of products since its introduction in 1906

Served customers in
110+ countries
in 2022

83
commercial software solutions

$2.5B+
2022 revenue

Invested
~$1.3B
in 54 acquisitions (2010-October 2023)

140K+
pieces of lab equipment

All data as of September 30, 2023, unless otherwise indicated.

Our safety science expertise helps customers solve their toughest challenges

We start every day with a purpose: **making the world safer, more secure and more sustainable.**

Our work inspires trust because it is founded in science. We help our customers turn their ideas into realities. No matter where we are in the world and what we deliver, our expertise enables customers to innovate with confidence.

UL Solutions locations

• 90 locations with labs • 69 office only locations

Primary industries served:

- Appliances
- Automotive and Mobility
- Batteries and Components
- Buildings and Construction
- Chemicals and Materials
- Energy and Utilities
- Financial and Investment Services
- Government Services
- Healthcare and Life Sciences
- HVAC
- Industrial Products and Systems
- Lighting
- Retail and Consumer Products
- Technology and Electronics
- Water and Plumbing
- Wire and Cable

All data as of September 30, 2023, unless otherwise indicated.

Verified Healthy Building
for Indoor Environment
AIR | WATER | HYGIENE | LIGHT | ACOUSTICS
UL
VERIFIED

ESG is in our **DNA**

We were founded to do something good for humanity.

That principle drives how we run our company even today.

We help create standards, build safe and inclusive work environments, improve local communities, and have services, software and data platforms to help our customers achieve their ESG goals.

We measure our impact and hold ourselves accountable to make the world a safer – **and better** – place every day.

360

UL Solutions

Our journey to the future

2023

2022
- UL for-profit begins its next chapter as UL Solutions

2021
- Launched new structure: three organizations, one mission

2012
- Underwriters Laboratories created new for-profit company

2010s
- Issued first UL Mark for Europe
- Entered software solutions market with key acquisitions
- Launched cybersecurity assurance program and marketing claim verification service

2000s
- Began work to create safety requirements for EV batteries
- Entered the environmental testing market

1990s
- Acquired first company (Demko in Denmark)
- Launched first international certification Mark
- Recognized for work to protect the ozone layer

1980s
- Published first standard for renewable energy market
- Established ongoing certification testing program for products manufactured in China

1970s
- Tested first computer

1960s
- Expanded Silicon Valley presence
- Embraced rising consumer interest in product safety

1950s
- Began certifying European and Japanese products

1940s
- Began safety testing of plastics and resins

1930s
- Began testing home appliances
- Launched first field services
- Underwriters Laboratories formed as a nonprofit corporation to take over activities of Underwriters Laboratories of Illinois

1920s
- Founded Underwriters Laboratories of Canada
- Created first program in the world to certify aircraft safety

1910s
- Established international office in London to inspect British products exported to the United States

1900s
- Published first list of approved devices
- Developed and published first safety Standard
- Launched UL Mark and label
- Underwriters Laboratories of Illinois incorporated to take over activities of Underwriters Electrical Bureau

1894
- Underwriters Electrical Bureau founded with three staff following 1893 Chicago's World Fair

UL Solutions

“We are doing something for **manufacturers** and **buyers** and **users** and **property-owners** everywhere –

we are doing something for **humanity**.”

– William H. Merrill Jr.
Founder and first president, 1913

UL Solutions

Through and including                     , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

ABOUT THIS PROSPECTUS
We, the selling stockholder and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock. Our business, financial condition, operating results and prospects may have changed since such date. You should read this prospectus in its entirety before making an investment decision.
This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions. See “Underwriting.”
Certain Definitions
As used in this prospectus, unless the context otherwise requires:
•“AHJs” refers to authorities having jurisdiction—the organizations, offices and individuals responsible for enforcing requirements of certain codes or standards.
•“CCIC” refers to the China Certification & Inspection (Group) Co., Ltd.
•“EHS” refers to environment, health and safety.
•“GAAP” refers to generally accepted accounting principles in the United States.
• “ISO” refers to the International Organization for Standardization.
•“notes” refers to our $300 million aggregate principal amount of 6.500% senior notes due 2028.
•“Reclassification” refers to the reclassification of all shares of our Class A common stock outstanding prior to this offering into shares of Class B common stock prior to the consummation of this offering.
•“SaaS” refers to software as a service.
•“S&A” refers to our Software and Advisory business.
•“TIC” refers to the testing, inspection and certification industry or our Testing, Inspection & Certification business, as applicable.
•“UL Mark” refers to our iconic, registered UL-in-a-circle certification mark and, unless the context otherwise requires, other certification marks, which we authorize our customers to place on their products and packaging and marketing collateral to demonstrate that their products meet the relevant regulatory or other requirements.
•“UL Research Institutes” refers to Underwriters Laboratories Inc., a Delaware charitable nonstock corporation.
•“UL Standards & Engagement” refers to ULSE Inc., a Delaware nonprofit nonstock corporation, our sole stockholder prior to this offering and the selling stockholder in this offering.
•“UL-CCIC” refers to our joint venture with CCIC, UL-CCIC Company Limited, a limited liability company incorporated in the People’s Republic of China.

•“we,” “us,” “our,” “our business,” the “Company,” “UL Solutions” and similar references refer to UL Solutions Inc. and its subsidiaries.
Basis of Presentation and Rounding Adjustments
Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2022. As described in Note 1 to the audited consolidated financial statements included elsewhere in this prospectus, effective January 1, 2021, we changed our reportable segments to align with changes in our internal management structure. The accompanying consolidated financial statements give effect to the reportable segment change for all periods presented.
In the second quarter of 2023, our Enterprise and Advisory segment was renamed “Software and Advisory.” The change was to the name only and had no impact on our historical financial position, results of operations, cash flow or segment level results previously reported.
Effective April 1, 2022, we changed the inputs used to estimate the revenue recognition pattern of Certification Testing and Non-certification Testing and Other Services arrangements recognized over time. Refer to Note 1 of the audited consolidated financial statements included elsewhere in this prospectus for additional information.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements or the figures included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
As used in this prospectus, the words “and” and “or,” in each case, have the inclusive meaning represented by the phrase “and/or,” unless the context otherwise requires.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus includes our trademarks, service marks and trade names, including but not limited to our UL Mark (as defined herein) and our logo, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, service marks and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, service marks or trade names to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent permitted under applicable law, our or their rights or the right of the applicable licensor to these trademarks, service marks and trade names.
MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry and market reports and other publications, surveys, our customers and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.
In 2021, we conducted a brand equity study utilizing survey data from more than 2,000 respondents located across 13 markets around the world—the United States, Greater China (mainland, Taiwan), Germany, India, Japan, South Korea, the United Kingdom, Brazil, Mexico, Canada, France and Vietnam (the “2021 UL Solutions Brand

Study”). For the 2021 UL Solutions Brand Study, we partnered with third parties to anonymously solicit certain decision makers at businesses located in each of the 13 markets to complete an online survey. The survey prompted respondents to, among other things, evaluate and score certain global certification brands with which they were familiar across various categories, including brand authenticity, relevance, differentiation, consistency, presence and engagement. Certain results of the 2021 UL Solutions Brand Study are noted below in this prospectus, and references to “overall brand strength” are references to the aggregate score a brand received based on its average rating for each of the aforementioned categories.
In presenting the market and industry data contained in this prospectus, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the market and industry data included in this prospectus, and upon which the management estimates included herein are in part based, are generally reliable, such information is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such data or the management estimates based on such data. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data.
In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. In addition, references to third-party publications and research reports herein are not intended to imply, and should not be construed to imply, a relationship with, or endorsement of us by, the third party producing any such publication or report.

A LETTER FROM OUR CEO, JENNY SCANLON

Take a walk through your house, your office, your favorite restaurant — the areas where you live, work and play. Chances are you’ll find the trusted UL Mark almost everywhere because the UL Mark is everywhere, letting you know that billions of products, used by billions of people in billions of places, comply with safety standards worldwide.

Ever since I was a teenager certified as a Red Cross lifeguard, safety has played a big role in my life. I spent seven summers warning kids to “walk, don’t run” on slippery pool decks and fished a few swimmers out of the water when they were in over their heads. Even then, I noticed the UL Mark on flotation devices and associated the brand with safety and trust.
My Red Cross safety lessons never left me. Taking the required steps to be safer matters.
In my first job at a multinational technology company, I was required to complete annual electrical hazard training, despite the fact I pretty much sat at a desk all day. Safety mattered. When I was the leader of one of UL’s oldest customers, we sold the importance of fire-rated building products, introducing UL-rated wall assemblies to Middle Eastern and Asian markets. Once again, safety mattered. The list goes on.
I see safety as a critical asset, representing the highest respect and responsibility that we can have for one another.
So when I had the opportunity in 2019 to join UL Solutions, I leapt at the chance. We are a storied global safety science leader with the iconic UL Mark that so many of you — like me — recognize on both industrial and consumer products in your homes, your kids’ schools, your recreational areas and your workplaces. Literally billions of products carry our mark.
Four years later, I couldn’t be more excited to share our story and the investment opportunity that safety science at UL Solutions represents through these robust Testing, Inspection and Certification (TIC) services, along with related software and advisory offerings.
At UL Solutions, working for a safer world is not just our business, it’s our mission. It defines our unique corporate culture, enabled by more than 14,800 employees around the globe with unrivaled expertise, serving over 80,000 customers across more than 110 countries in 2022.
We are innovators, problem solvers and market-access enablers, just to name a few things we do every day. We work side-by-side with our customers on some of the most cutting-edge technologies of our day and anticipate the innovations to come by continuously investing early in our business and our people.
Now, it’s not every day that a company like UL Solutions, descended from a 129-year-old organization, files for an initial public offering. But it’s our day and our time to shine a spotlight on the many ways we serve customers in industrial and consumer markets worldwide.
They view us as trusted partners because we bring comprehensive science-based solutions and regulatory knowledge to their unique challenges, helping commercialize their innovations faster and reduce product risk.
This customer dynamic drives growth, with our 2022 revenue reaching more than $2.5 billion. The essential nature of our services means our customers return to us again and again, resulting in predictable, recurring revenue and high free cash flow generation.
With this IPO, we will position UL Solutions to heighten our brand awareness, gain greater access to capital, expand our ability to attract and retain top-tier talent and continue conducting applied research into safety threats worldwide. Our commercial activity on behalf of customers complements the meaningful research and standards-related activities at the other two entities in the Underwriters Laboratories enterprise: the not-for-profits UL Standards & Engagement and UL Research Institutes.

Our science-based solutions have always been and continue to be our differentiators.
Since 1894, Underwriters Laboratories has been doing good things for humanity. It all started at the World’s Fair in Chicago, when our founder William Henry Merrill Jr., a graduate of MIT, was sent to assess fire risks from his job at Boston Board of Fire Underwriters. This work eventually led him to form Underwriters’ Electrical Bureau. The first testing lab followed shortly thereafter in the heart of Chicago, and the iconic Underwriters Laboratories was incorporated in 1901.
Back then, the focus of our work was all about electricity. Today, the breadth and depth of our work is about that and so much more, spanning 35 industries, including energy and automation, engineered materials, building products, consumer technology and automotive and new mobility, just to name a few. We break things, we blow them up and we even light them on fire. All within the safe confines of our industry-leading laboratories and facilities, of course, to help people worldwide live in a safer, more secure and more sustainable world.
We complement this work with a suite of software and advisory services that help our customers navigate constantly changing regulatory environments, among other imperatives.
Today’s mega trends include the electrification of everything and products being powered differently, the need for more sustainable energy sources and products, the transformation of the physical to the digital and the demand for transparency across supply chains. They require new, innovative, science-based solutions, quickly and efficiently. We have been delivering these solutions for well over a century.
Indeed, UL Solutions is more relevant than ever as we meet the technology-driven needs of the 21st century and the growing focus on ESG compliance. Where there is change, we are right there with our customers, innovating and investing in laboratories, people and services.
With our proven record and the market opportunities that lie ahead, I believe UL Solutions is uniquely positioned for even greater potential as we address our customers’ challenges and the rapidly evolving trends facing our world. We are excited to share our story with you.
Take a walk on the safe side.
Jenny

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Our Mission
We work for a safer world. Our mission drives our actions, inspires our employees and is the key to our success. We strive to be our customers’ most trusted science-based safety, security and sustainability partner.
Our Company
We are a global safety science leader that provides independent testing, inspection and certification (“TIC”) services and related software and advisory (“S&A”) offerings to customers worldwide. Our history dates back to our founding in 1894 as part of the nonprofit Underwriters Electrical Bureau, a predecessor to UL Research Institutes, UL Standards & Engagement and UL Solutions. As the largest TIC services provider headquartered in North America (by revenue) with a global network of laboratories, we provided a comprehensive set of product safety, security and sustainability solutions to more than 80,000 customers across over 110 countries in 2022. Our distinguished heritage and our long history of operating at the forefront of safety science enables us to achieve and maintain more than 650 technical accreditations and 83 commercial software solutions, and to remain active in over 1,300 standards panels and technical committees globally, which underpins the expertise we offer to our customers. Furthermore, we offer over 450 independent third-party conformity assessment services around the world and are capable of testing and certifying against over 4,000 global standards, which affords us vast insight into the safety of products across a wide range of end markets and geographies. We are the owner of the iconic UL-in-a-circle certification mark (“UL Mark”) that appears on billions of products around the world. We offer our customers global market access services that help them ensure the safety and quality of their products while also supporting their efforts to manage the broader risks they face throughout their product lifecycle processes. We believe our extensive knowledge of, and expertise in, global safety science provides us with a strong competitive advantage relative to other global TIC service providers.
People are at the core of who we are and what we do for our customers. Our technical team of more than 9,600 scientists, engineers and other specialized technical and regulatory experts has been nurtured and developed over many years and is a differentiator of our business. This deep and highly trained talent pool, and our strong technical laboratory capabilities, enable us to serve as a trusted and independent partner to our diverse array of global customers.
We serve our customers through two complementary businesses, TIC and S&A. Our TIC business is made up of two segments, Industrial and Consumer, which provide comprehensive testing, inspection and certification services to customers across a broad array of end markets. Our S&A business is a global provider of software, data and advisory solutions, enabling our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. We generate revenue in these segments and the following service categories: Certification Testing; Ongoing Certification Services; Non-certification Testing and Other Services; and Software. As the global economy continues to evolve and becomes more digital and inter-connected, our customers continue to seek ways to bridge traditional TIC needs with next generation cloud-based software and services to better mitigate risk and enhance their business performance. We believe that our complementary TIC and S&A offerings position us to capitalize on this market need and better serve our customers, of which we had more than 80,000 in 2022. In 2022, approximately 70% of our global and strategic accounts utilized both TIC and S&A services. The scope of our global and strategic accounts is primarily based on two factors: (1) each customer’s current spend with us and (2) an estimate of each such customer’s potential future spend with us. The scope is then further revised based on regional priorities, emerging trends and recent changes in each customer’s spend.

Given the nature of our services, we are continuously engaging and working side-by-side with our customers. On any given day, throughout the world, our teams can be found in more than 1,500 of our customers’ global manufacturing locations inspecting products, facilities, processes and systems and interacting with our customers. Similarly, many of our customers spend time in our laboratories observing the testing of their products, or spend time in their workplaces using our proprietary software and material and chemical databases to share information across their value chains. Our strong customer relationships, coupled with the essential nature of our core testing, inspection and certification services, drive high customer retention; in 2022, we achieved an approximately 99% customer retention rate amongst our 500 largest customer accounts from each of 2019, 2020 and 2021. We calculate our customer retention rate as the percentage of our top 500 customers in a given year that generate revenue with us in subsequent years, and we measure this metric at the parent level; therefore, a customer for this purpose may be comprised of several subsidiaries and independent businesses.
Our attractive business model has allowed us to deliver a long track record of stable growth and profitability. Underlying demand for our services is largely driven by a combination of regulatory requirements and evolving customer and consumer preferences, providing strong stability and visibility to our financial profile. We have made significant investments in our people, laboratories and digital capabilities over many decades, allowing us to execute our growth strategy and meet the increasingly complex needs of our customers. We supplement our organic growth with acquisitions, having successfully completed and integrated 54 acquisitions since 2010. As a result of our organic and inorganic growth, we are the number one TIC services provider for products and a top ten TIC provider globally as measured by revenue, with a compound annual revenue growth rate of approximately 7% over the last 11 years.

(in millions)	Year Ended December 31,			Nine Months Ended September 30,
	2022	2021	2020	2023	2022
Revenue	$2,520	$2,517	$2,301	$1,994	$1,891
Net income	$309	$238	$243	$214	$227
Adjusted EBITDA(1)	$547	$429	$510	$430	$422
__________________
(1)For a discussion of Adjusted EBITDA and reconciliation to the most closely comparable GAAP measure, see “—Summary Consolidated Financial and Other Data.” For information about why we consider Adjusted EBITDA a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Measures.”
UL Solutions revenue ($ in millions)
Note: Revenue for 2011 includes $81 million for UL-CCIC Company Limited, a joint venture interest of ours that was originally reported using the equity method of accounting.
As of September 30, 2023 and December 31, 2022, our total long-term debt was $499 million, consisting of our Credit Facility (as defined herein), which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million, consisting of a term loan facility in the aggregate principal amount of $500 million and a revolving loan credit facility in the aggregate commitment amount of $750 million. In connection with entering into the Credit Facility, we terminated our two unused revolving credit facilities totaling $400 million (the “2017 Revolving Credit Facility”). In October 2023, the Company issued $300 million in aggregate principal amount of 6.500% senior notes due in 2028 (the “notes”). On a pro forma basis, after giving effect to the sale of the notes and expected borrowings of $           million under our Credit Facility to fund the expected payment of a special cash dividend to UL Standards & Engagement, as described under “—Recent Developments,” our total long-term debt would have been $           million as of September 30, 2023. See “Risk Factors—Risks Related to Our Indebtedness” in this prospectus for risks associated with our ability to service our indebtedness and execute our growth strategy and “—Recent Developments,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” for more information about the notes and the Credit Facility.
Overview of Service Offerings
We generate our revenue through four major service categories (percent of revenue for 2022):
Certification Testing (approximately 26% of revenue)
We evaluate products, components and systems according to global or regional regulatory requirements and other design and performance specifications. Select certification testing services include testing to global or regional standards, engineering evaluation and project review and functional safety testing of embedded software. Certification testing services generally align with the new product development cycle and help customers mitigate risk, demonstrate compliance with regulatory requirements and deliver confidence to businesses and consumers, resulting in demand for ongoing certification services. As a result of the certification process, we authorize our customers to use the UL Mark on their products, packaging and marketing collateral as part of their manufacturing, distribution and marketing processes to demonstrate to the marketplace that their product has met the applicable requirements. Certification testing services often lead to ongoing certification services to support the continued safety, compliance and performance objectives of the customer.
Ongoing Certification Services (approximately 33% of revenue)
To maintain the right to use our certification marks, including the UL Mark, and meet certain regulatory requirements, our customers must meet certain certification program requirements, including mandatory inspection and monitoring by us. These requirements, addressed through standard certification and inspection services, are designed to validate the continued compliance of our customers’ previously certified products, components and systems. Services are delivered through periodic inspections, initial and follow-up audits, sample testing and UL Solutions label usage. The frequency and combination of these services can vary based on product, component or system type, production volume and historical risk-based customer compliance. Our ongoing certification services are designed and executed to help our customers confirm ongoing compliance and to help protect the integrity of the UL Mark. Select services include factory inspection and testing to confirm products that are being produced match the configuration of products that are tested and certified.
Non-certification Testing and Other Services (approximately 30% of revenue)
We offer performance testing services for customer or other requirements that may not be required by any regulation and may not result in a certification, but are still desired by our customers to help ensure the safety, performance and reliability of their products. Select services include on-site and remote inspections, audits and field engineering specialty services, such as testing for energy efficiency, wireless and electromagnetic compatibility, quality, chemical and reliability for customers in medical devices, information technologies, appliances, HVAC and lighting. For retail and consumer customers, we offer testing such as color-matching, sensory, emissions and flame resistance. Additionally, our non-certification offerings provide us with insights into the supply chains of our customers, which often leads to incremental cross-sell opportunities for additional UL Solutions services. Lastly, we offer advisory and technical services to support our customers in managing their safety, compliance, regulatory risk and sustainability programs.

Software (approximately 11% of revenue)
We provide software as a service (“SaaS”) and license-based software solutions, including implementation and training services related to software, to enable our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. Our SaaS and licensed software solutions provide data-driven product stewardship; chemicals management; supply chain insights; environmental, social and governance (“ESG”) data and reporting; environmental, health and safety (“EHS”) training, management and compliance; and additional regulatory driven software solutions.
Our Comprehensive Global Service Footprint
Since 1894, UL Research Institutes, UL Standards & Engagement and we have remained steadfast in our mission to make the world a safer place, and that mission has guided our long-term growth. Today, we partner with thousands of customers to facilitate global market access for their billions of products worldwide, and our software is used by tens of thousands of companies. In 2022, we served more than 80,000 customers in over 110 countries, including approximately 60% of the Fortune 500 and Fortune’s Global 500 companies, through our TIC and S&A businesses.
Note: For the fiscal year ended December 31, 2022. Revenue by geography shows breakdown by customer location.
Testing, Inspection and Certification
Industrial
Our Industrial segment provides TIC services to help ensure that our customers’ industrial products meet or exceed international standards for product safety, performance, cybersecurity and sustainability. Our services address needs across a number of end markets, including energy, industrial automation, engineered materials (plastics and wire and cable) and built environment, and across a variety of stakeholders, including manufacturers, building owners, end users and regulators. We believe the products we test, certify and inspect in this segment generally represent very high cost of failure components, which in turn drives customers in this segment to choose providers like us based on our deep technical expertise, consistency and quality of service.
Consumer
Our Consumer segment provides a variety of global product market acceptance and risk mitigation services for customers in the consumer products end market, including consumer electronics, medical devices, information technologies, appliances, HVAC, lighting and retail (softlines and hardlines). More recently, this segment has also expanded its capabilities to serve customers at the forefront of emerging consumer applications, including new mobility, smart products and 5G. The primary services offered by this segment include safety certification testing, ongoing certification, global market access, testing for connectivity, performance and quality and critical systems advisory and training.

Software and Advisory
Our S&A business provides complementary software and advisory solutions that extend the value proposition of TIC services we offer. The software and technical advisory offerings enable our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. The business focuses on regulated industries, such as life sciences, evolving supply chain regulations and transparency needs and new ESG and sustainability requirements. The S&A team is comprised of over 1,300 dedicated software and technical advisory professionals with deep industry, market and asset-specific expertise in their respective fields.
Our Industry
The global TIC market comprises a broad variety of services that support recognized safety standards, compliance and trust across a diverse set of end markets and applications. TIC services include laboratory and on-site testing, process audits, inspections across the supply chain, data consistency and other verification services and initial and ongoing certification. These services are a key component of fulfilling public safety mandates, safeguarding global trade and ensuring accountability in local and global markets. These services benefit a variety of stakeholders, including manufacturers and their customers, consumers of goods and services, regulatory authorities and other authorities having jurisdiction (“AHJs”) and other governing bodies. We believe that the size of the global TIC market in 2022 was approximately $240 billion.
The global TIC market is segmented into the insourced TIC market (approximately 60% of the overall market) and the outsourced TIC market (approximately 40%). The insourced TIC market consists of companies that self-perform TIC services as part of their own quality control processes. The outsourced TIC market consists of third-party, independent TIC service providers like us. We believe that the size of the outsourced TIC market in 2022 was approximately $99 billion. Over time, we expect the outsourced TIC market to grow slightly faster than the global TIC market due to more companies outsourcing TIC services as a means to control costs, address labor shortages and respond quickly to new standards and regulations.
The outsourced TIC market can broadly be divided into outsourced product TIC and other outsourced TIC. The outsourced product TIC market, where we currently focus, provides TIC services for a wide array of products, components, assets and supply chains, including end markets served by our Consumer and Industrial segments. Additionally, this market includes emerging software, data and advisory solutions offered by our S&A business. The other outsourced TIC market comprises services not directly related to products and components and supports markets including oil, gas, minerals, food and agriculture, marine and construction and infrastructure.
The outsourced product TIC market is generally less cyclical and benefits more from technological innovation than many sectors of the other outsourced TIC market. We believe that the size of the outsourced product TIC market in 2022 was approximately $38 billion and believe the market will grow at a compound annual growth rate (“CAGR”) of 5% to 6% from 2022 to 2026 based on management estimates of the outsourced product TIC market, weighted to our current operations. This growth estimate is based in part on the following assumptions: growth of the industry’s underlying end markets; increasing regulatory requirements (including from governments and insurers); modest price increases; and TIC service expansions. We also believe that, in 2022, we had the number one market share globally (by revenue) in the outsourced product TIC market.
The global outsourced product TIC market is characterized by a highly fragmented competitive landscape, with only a handful of larger market participants possessing global capabilities and scale. These larger companies are differentiated by their broad portfolios of accreditations and standards, their global service and laboratory footprints that match their customers’ operational requirements and their depth of technical expertise and local country knowledge. These attributes allow larger TIC companies to benefit from the operating and financial efficiencies of scale, including greater laboratory and personnel utilization globally and give them significant competitive advantages relative to smaller market participants.
The demand for outsourced TIC services is increasing due to a number of key factors, including:
New emerging technologies. Emerging technologies continue to drive demand for TIC services throughout the product and technology lifecycle. As technologies converge and product complexity increases, the risk profile of products increases. Recent innovations in connectivity, smart systems, large-format batteries, vehicle electrification and renewable energy are examples of new technologies driving increased demand for TIC services globally. Technological advancements continue to shape the design and development of new and existing products, components and applications, which drives the ongoing need for TIC services to support compliance with evolving standards and regulations. Innovations in digital capabilities over the last decade have also continued to drive demand for cybersecurity, performance, assurance and compliance services.
Product proliferation. We believe the rapid pace of technological innovation, combined with shifting consumer preferences, retailer omni-channel strategies and micromarketing will result in product proliferation and shorter product lifecycles for consumer products and other goods. In management’s opinion, this trend is driving increased demand for TIC services because global compliance and risk mitigation activities are correlated with product variety.
Evolving global regulations and standards. Governments and industry groups around the world continue to place an increased focus on health, safety, environmental, governance, security and sustainability as public and consumer preferences for regulations and standards regarding these issues increase. While many developed countries have mature regulatory frameworks in place, many emerging markets are increasingly focused on evolving their regulatory frameworks to both support innovation and competitiveness and protect people and property. Their adoption of international standards or the setting of unique requirements continues to drive increased demand globally for TIC services.

Increasing global supply chain complexities. Globalization trends continue to drive demand for outsourced TIC services as companies increasingly leverage their global supply chains to optimize costs, support business continuity and drive product innovation and sustainability. The COVID-19 pandemic changed supply chain complexity by accelerating diversification and the development of regional hub strategies by companies throughout the world. We believe this increase in supply chain complexity, along with a desire of emerging market governments to integrate their domestic manufacturing base into the global value chain, has driven heightened demand for supply chain integrity programs and a variety of other quality testing, certification and compliance-related TIC services.
Heightened consumer expectations. Information about where products are manufactured and what standards and regulations they meet is becoming increasingly accessible to consumers globally. In today’s marketplace, consumers are seeking product transparency to avoid purchasing products that do not conform to safety standards or which are counterfeit goods and to avoid inadvertently supporting businesses with unsustainable practices. This confluence of consumer education, accessibility of information and heightened knowledge of product risks results in increased demand for “trusted” products, verified claims and the TIC services needed to support them.
Greater focus on ESG. From a consumer, business and regulatory lens, there is an increasing shift towards the incorporation of ESG principles within business operations and practices. The TIC industry provides independent third-party testing, inspection and certification across all end-markets and can play a critical role in ensuring transparency for consumers, businesses and regulators, among others, as it relates to ESG. As such, the greater focus on ESG is driving the growth of TIC-related services, including verification of ESG reporting and marketing claims, ESG training and certification, testing and measurement of greenhouse gas emissions and the inspection and certification of sustainable, fair and ethical global business practices and supply chains, among others. We believe further evolution and adoption of ESG standards is likely to continue to drive growth in our industry.
Our Competitive Strengths
We are a global leader in science-based and regulatory-driven TIC services, and we maintain our market leadership by leveraging our unique collection of strengths, including:
Trusted, globally recognized brand
The UL Mark is recognized as one of the most iconic symbols of safety in the world. The UL Mark signals high quality performance and independent third-party safety, security and sustainability certification and compliance. For 129 years, UL Research Institutes, UL Standards & Engagement and we have maintained an unwavering commitment to advancing our safety mission, and today, the UL Mark empowers trust in our customers’ products. In 2022, the UL Mark was issued on billions of products globally. According to the 2021 UL Solutions Brand Study, the UL Solutions brand ranked number one out of 11 global certification brands in terms of overall brand strength and received the highest average score out of the 11 brands in terms of brand trustworthiness. Additionally, respondents to the 2021 UL Solutions Brand Study, on average, associated technical expertise with the UL Solutions brand more than the other 10 brands. Our customers rely on and value our brand and reputation to help them establish and reinforce trust in their most valuable assets, their own brands.
Global reach and scale
Our global footprint, extensive technical capabilities, network of laboratories and the scalability of our services create a strong competitive advantage in each of our markets. We operate in over 140 locations across more than 35 countries, allowing us to provide seamless comprehensive TIC services for multinational organizations globally, while also delivering high levels of customer service at a very local level for these multinationals, and for small, medium and micro-organizations that operate locally. Our ability to help customers navigate global market access, including through our accreditations and many local testing, inspection and certification schemes, as well as deliver services locally, is critical to our customers due to both the complex regional nature of regulatory requirements and the broad language differences they must navigate. These capabilities underpin our market leadership and are challenging for smaller, local market participants to replicate. Our global network of laboratories and technical capabilities further enhances our competitive advantage, providing significant scale to grow our business and drive strong operating leverage.

Commitment to integrity
The motto of our founder, William Henry Merrill, Jr., was “Know by Test” and “State the Facts.” This continues to be a core principle guiding our work today. We maintain over 650 accreditations that help us maintain our high integrity and third-party independence from our customers as our relationships with them grow and deepen.
Mission-driven culture
Our people are at the core of our delivery model and work with a shared mission to promote a safer world through the advancement of safety science. Our mission-driven culture and commitment to innovation stimulate our development of new compliance solutions to support technological changes driven by, and impacting, our customers. Our industry leading engineers, researchers, scientists, lab technicians and regulatory experts help anticipate and solve new and emerging issues to address our customers’ compliance and safety needs. By supporting our customers in furtherance of our mission, we become integral to their quality, regulatory and product development teams.
Technical leadership
Our technical leadership is built upon our legacy of being a global safety science leader for products and technologies. This expertise is complemented by our ongoing technical research and participation in standards development around the world, including the technical committees of UL Standards & Engagement. Since 1903, UL Standards & Engagement and its predecessors have developed more than 1,400 standards that are still in use and that we test and certify against on a daily basis, alongside a broader number of international, national and regional standards development organizations globally, such as the International Electrotechnical Commission (the “IEC”), the International Organization for Standardization (the “ISO”) and the National Fire Protection Association (the “NFPA”). We deepen our technical knowledge through the ongoing compliance certification of thousands of our customers’ products, components and systems. As our customers continue to develop new products and new safety risks are introduced, we leverage our knowledge base to generate new testing and certification programs, which drives recurring and incremental service opportunities from customers who seek out our technical knowledge. With our science leadership, we also have the ability to develop technical requirements to support our customers’ fast evolving product development in the form of Outlines of Investigation (“OOIs”), which are often later accepted as consensus-based national standards by other industry participants. Taken together with our other experts and specialists involved in software development, engineering and cybersecurity, our technical leadership and capabilities allow us to offer our customers a differentiated value proposition.
Long-standing customer relationships
Our comprehensive suite of TIC and software and advisory solutions, coupled with our focus on customer service, made us the partner of choice to our more than 80,000 customers globally in 2022. Our customers span more than 35 industry verticals, including technology, industrials, healthcare and consumer. The complexity and critical nature of our work establishes us as a long-term, deeply connected and indispensable partner to our customers. This is reflected by our customer retention rate among our top 500 customers from each of 2019, 2020 and 2021, which was approximately 99% in 2022.
Comprehensive, mission-critical services
We support our customers across their full product lifecycles, from idea conception to market entry, by helping them meet regulatory-driven product compliance, safety requirements and other quality demands. Many customers rely on us as a critical partner and depend on our deep domain expertise to help navigate and support compliance with all relevant safety and quality standards. As our customers’ technologies advance, we continue to innovate and expand upon our service offering to support the evolution of their products and to help ensure they are able to reach global markets and consumers efficiently and reliably. Additionally, our continued innovation in ESG reporting tools and embedded software solutions allows us to serve our customers with integrated solutions that meet their evolving, mission-critical needs.

Attractive business model with resilient financial characteristics
Our business model drives stable, predictable revenue streams that are resilient across economic cycles due to the ongoing, non-discretionary nature of regulatory compliance and product quality requirements. Demand for these non-discretionary services is driven by our customers’ focus on avoiding the reputational damage and high costs that may result from product failures or non-compliance. Moreover, we believe that although our services are of high value to our customers, they make up a relatively small proportion of their total product development and selling costs, and that our customers largely choose their outsourced TIC partners based on measures of quality and service over price. This high value proposition for our customers drives resilience in our business and is evidenced by our modest organic decline in revenues of (1.2)% in fiscal year 2020, despite the significant impact the COVID-19 pandemic had on our customers’ end markets and sales volumes.
Diverse leadership team with a proven track record of success
We are led by a diverse and global executive team with a broad range of skills and qualifications developed at UL Solutions and other leading global organizations. With our mission-driven culture at our foundation, and science and integrity as our organizational cornerstones, we have expanded our executive team to deliver results and accelerate growth. For example, before joining UL Solutions in 2019, our Chief Executive Officer (“CEO”), Jennifer F. Scanlon, served as CEO of USG Corporation, a then publicly-traded manufacturer of building products with over $3 billion in annual sales and our customer for over 100 years. Supporting our executive management team is a deep bench of talented operating executives, who, as of December 31, 2022, had an average tenure of nine years with us or with our affiliates.
Our Strategy for Growth
We intend to leverage our capabilities and reputation as a trusted science-based safety, security and sustainability leader to drive growth in our current capabilities, as well as in new areas where we can add value to our customers. Consistent with our demonstrated track record, our growth strategy consists of continued expansion from organic opportunities supplemented by targeted, accretive M&A. Our growth strategy is focused on: (i) Growing and Expanding Our Core, (ii) Deploying Capital for Acquisition-Related Growth and (iii) Employing Operational Strategies to Expand Margins.
Growing and Expanding Our Core
We will enhance our core businesses by further expanding our comprehensive service capabilities across attractive verticals where we have market leadership today or in new industries that would benefit from our expertise, providing new solutions for adjacent risk areas and extending our service capabilities beyond products and components. These growth strategies include:
Increase our share of wallet with current and new customers. We believe that there are opportunities to expand offerings to customers, and thereby our wallet share, given the rising financial and reputational costs of safety failure and increasing regulatory compliance requirements. Our key commercial strategies are focused on providing new services that address evolving customer needs and accelerating cross-sell and up-sell activity. We also seek to expand the role we currently play with our customers throughout their product lifecycles by moving beyond product testing into adjacent services that address our customers’ needs as they bring products to market.
Expand presence in new industry verticals. We continue to seek opportunities to address safety needs within existing verticals, as well as in emerging growth verticals, that would benefit from our core technical expertise and our ability to support global product market access. For example, new mobility is an emerging high-growth area in which core TIC customers are seeking to advance safety, standards development and regulatory compliance for new modes of transportation. In response to these evolving market dynamics, we made a series of investments to expand our electric vehicle (“EV”) capabilities, including new EV charging laboratories in Frankfurt, Germany and Northbrook, Illinois; an EV testing chamber in Fremont, California; a large mobility laboratory in Ise City, Japan; and the acquisitions of Method Park Holding AG (“Method Park”) and Kugler Maag CIE GmbH (“Kugler Maag”), both German companies specializing in critical safety solutions for EV, among other industries. Additionally, we have made several investments in EV battery testing and certification laboratories, including our inaugural

Changzhou, China facility and 2023 investments in Auburn Hills, Michigan and Pyeongtaek, Korea. We are constantly monitoring the market to identify new demand drivers for our services, and we will continue to expand into existing and new verticals as conditions dictate.
Expand TIC service offerings. We have a sizeable opportunity to expand our TIC services to reflect the growing interconnectivity of our world and the new safety, security and sustainability needs of industrial and consumer products that result therefrom. Our customers rely on our deep expertise in innovative and cost-effective solutions as the safety and regulatory environment changes and requires them to seek additional third-party TIC support. As an example, security, affordability and sustainability are driving rapid innovation of the energy industry. Today’s energy landscape is complex, connected and bidirectional, requiring many new components and systems, all of which must be evaluated for compatibility, stability and safety. The recent acquisition of a grid code compliance testing, simulation and certification laboratory in Madrid, Spain allows us to expand services to include grid code quality testing, simulated model validation, grid and node static and dynamic analysis and certification.
Expand S&A offerings. As our core TIC customer needs have evolved, we have extended our business beyond product testing to serve as a global provider of software, data and advisory solutions, enabling our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. S&A offerings allow us to serve a broader addressable market and represent a significant growth opportunity and recurring revenues with existing and new customers. In 2022, approximately 70% of our global and strategic accounts cross-purchased software and advisory solutions to complement their core TIC needs, driving business growth with attractive recurring revenues. One key expansion area is supply chain software that enables many of the world’s largest retailers and manufacturers, among others, to effectively evaluate and ensure regulatory compliance, chemical safety and sustainability across their products.
Deploying Capital for Acquisition-Related Growth
The global TIC industry remains highly fragmented with many sub-scale competitors in operation. We use acquisitions to grow our core and expand into attractive adjacencies and end markets that add capabilities to better serve our customers. Since 2010, we have successfully deployed more than $1.3 billion to acquire and integrate 54 companies, broadening our technical capabilities and deepening our pool of engineers and scientists. Our strong balance sheet and free cash flow profile will continue to provide significant flexibility to pursue highly accretive bolt-on and transformational acquisitions.
Employing Operational Strategies to Expand Margins
As we continue to increase our scale, we prioritize excellence across our operations to help drive profit margin improvement. To achieve this margin expansion, we employ operational strategies that focus on service delivery excellence and the management of speed, cost and quality through the relentless focus on exceptional customer experience and through digital and other innovations in our service delivery. These strategies are complemented by a culture of continuous improvement, our standardized performance metrics and the ongoing introduction of new internal technology that enables us to constantly streamline our operations. Further, we leverage our deep pool of human capital, along with our vast network of offices and laboratories, to drive operating efficiencies and margin expansion.
Recent Developments
On October 20, 2023, we issued $300 million aggregate principal amount of 6.500% senior notes due in 2028. The notes are senior unsecured obligations of UL Solutions Inc. and are unconditionally guaranteed by UL LLC, our wholly owned subsidiary. We intend to use the net proceeds from the offering of the notes, together with expected borrowings of $           million under our Credit Facility and approximately $           million in cash on hand, to fund a $600 million special cash dividend to UL Standards & Engagement, which we intend to pay prior to the consummation of this offering. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.” In connection with the offering of the notes, we entered into a registration rights agreement for the benefit of the holders of the notes, under which we are required to conduct an offer to exchange the notes pursuant to a registration statement filed with the SEC within 730 days after October 20, 2023 or otherwise pay additional interest on the notes. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as the representatives of the initial purchasers in the offering of the notes. See “Underwriting.”
Summary Risk Factors
There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to, the following:
•Because our success depends substantially on the value of our brand and reputation, any adverse publicity, damage to our brand or loss of reputation could impact the demand for our services, erode our market share or otherwise have a material adverse effect on our business.
•We or the third parties that we interact with face cybersecurity risks and may fail to adequately secure or maintain the confidentiality, integrity or availability of data held as a result of a compromise of systems or data, which could result in a material adverse effect on our business and operations, and we may incur increasing costs in an effort to mitigate this risk.
•We experienced a ransomware attack which resulted in unauthorized access to and disruption of our systems, and may further result in damage to our brand and reputation, lost sales, legal claims, contractual obligations and increased insurance costs.
•Technological advances in artificial intelligence may in the future disrupt the TIC or S&A industries, which could significantly reduce the demand for our services.
•Our business is highly competitive. If we fail to compete successfully, to innovate in response to changing customer needs, new technologies or other market requirements, to develop new proprietary solutions, to increase the functionality of our current solutions or to develop our reputation as a technology leader, our business, financial condition and results of operations could be adversely affected.
•We maintain significant international operations and are subject to a variety of risks associated with doing business outside the United States, including difficulties associated with maintaining compliance with numerous laws and regulations, general economic, social and political conditions in countries where we operate and the need to expand into, and compete in, new jurisdictions resulting from shifts in supply chains.
•We may be adversely affected by global and regional economic and political instability.
•We conduct significant business in China, including through our joint venture with CCIC, and are therefore subject to China’s laws and regulations, which can be complex and evolve rapidly. The Chinese government has the power to exercise significant oversight and discretion over the conduct of our business in China, and the laws and regulations to which we are subject may change rapidly and with little notice. These laws and regulations may be interpreted, applied or enforced inconsistently by different agencies or authorities and may be inconsistent with or restrictive of our current operations. Any new or changed regulations and policies could result in a material change in our operations and could have a material adverse effect on our business. The Chinese government may also intervene in or influence our business in China at any time, without notice, including placing restrictions on our operations in China, which could have a material adverse impact on the value of our Class A common stock. For additional information, see “Risk Factors—Risks Related to Conducting Business in China.”
•If our relationship with CCIC—with whom we co-own a joint venture—were to be negatively impacted, if we are unable to renew our joint venture with CCIC in the future or if the joint venture were to be terminated, our business, financial condition, results of operations and profitability would be materially adversely affected.

•Changes in the economic policies of the government of China could have a significant impact on the business we may be able to conduct in China and the profitability of our business.
•Our success depends upon our ability to recruit, train and retain key employees, including our senior leadership and our trained and skilled engineering, technical and professional personnel.
•We work with dangerous materials and in dangerous environments that could injure our employees, contractors or customers, damage our or our customers’ facilities, disrupt our or our customers’ operations and could otherwise result in significant costs, liabilities and obligations.
•We are subject to risks related to sustainability and corporate social responsibility.
•A conflict of interest or perceived conflict of interest between our testing, inspection or certification services, on the one hand, and our advisory and other services, on the other hand, could adversely impact our accreditation or our reputation or expose us to legal liability.
•Changes to relevant regulatory frameworks resulting in a reduction in required inspections, tests or certifications, any requirement that we accept third-party test results or certifications in lieu of collecting our own data and conducting our own tests, and the harmonization of international or cross-industry benchmarks and standards, in each case, could lead to the reduction in demand for, or commoditization of, our services, which could have a material adverse effect on our business, financial condition and results of operations.
•Our business depends substantially on the level of our customer satisfaction and specifically on customers maintaining their agreements with us and purchasing additional services from us, a significant decline in any of which could harm our business, financial condition and results of operations.
•Part of our growth strategy is to pursue strategic transactions, including acquisitions, and we may not be able to find suitable acquisition targets or achieve our desired acquisition objectives.
•Allegations of our failure to properly perform our services may expose us to potential product and other liability claims, recalls, penalties and reputational harm or could otherwise cause a material adverse effect on our business.
•Any failure to obtain, maintain, adequately protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology, the UL Mark and our brand.
•Any unethical conduct by our employees, agents, contractors, partners, UL Research Institutes or UL Standards & Engagement could result in financial penalties or affect our brand, reputation or image, any of which could have a material adverse impact on our business, financial condition and results of operations.
•Changes in, a significant delay in obtaining, failure to obtain or the withdrawal or revocation of our licenses, approvals, accreditations or other authorizations or delegations of authority would likely have a material adverse effect on our business, financial condition and results of operations.
•We are currently defending certain litigation, and we are likely to be subject to additional litigation in the future, any of which could be costly to defend and may harm our reputation.
•The substantial ownership of our common stock by UL Standards & Engagement, together with the dual class structure of our common stock and UL Standards & Engagement’s governance and consent rights under the Stockholder Agreement (as defined herein), will have the effect of concentrating voting control with UL Standards & Engagement for the foreseeable future, which will limit the ability of our other investors to influence corporate matters, including the election or removal of directors and the approval or rejection of any change of control transaction.
•We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

•Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.
Before you invest in our Class A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”
Reorganization
On November 30, 2021, in pursuit of its mission of advancing safety, security and sustainability in people’s homes and workplaces worldwide, UL Research Institutes effected a reorganization (the “Reorganization”) pursuant to which it separated its two primary activities: (i) the research and exploration of, and communication about, threats to human safety and (ii) the translation of research insights into practical innovations to advance human safety through the development of safety standards and proactive communication, advocacy and policy initiatives related thereto (the “Standards Activities”). The purpose of the Reorganization was to facilitate the planned growth of these initiatives by helping to dedicate time and resources exclusively to each. The Reorganization entailed the transfer of all of the personnel, assets, liabilities and activities related to the Standards Activities, along with all of the stock (via a charitable grant of a majority of the issued and outstanding shares of capital stock of UL Solutions and a sale of the remainder) of UL Solutions Inc. (then UL Inc.), to UL Standards & Engagement. In connection with the Reorganization, in December 2021 and January 2022, we paid special cash dividends to UL Standards & Engagement of $200 million and $1.6 billion, respectively. Following the Reorganization, UL Research Institutes is the sole member of UL Standards & Engagement. As a result, UL Standards & Engagement is our sole stockholder prior to this offering.
The following diagram sets forth a simplified view of our corporate structure after the Reorganization, and after giving effect to the consummation of this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted (including our subsidiaries).
Corporate History and Information
In 1894, William Henry Merrill, Jr. founded Underwriters Electrical Bureau, an electrical testing laboratory to insurance underwriters. In 1901, Underwriters Laboratories of Illinois, the predecessor to UL Research Institutes, was incorporated in the state of Illinois as a nonprofit organization dedicated to the promotion of safety standards, publishing its first standard in 1903, “Tin Clad Fire Doors.” The first UL Mark for use outside of the United States was introduced in 1992 for the Canadian market.
For 129 years, UL Research Institutes has engaged, including through controlled affiliates, in four principal activities: (1) conducting and disseminating scientific research on public safety issues, (2) engaging in education and outreach activities to promote public safety, (3) developing standards for public safety and (4) testing, inspecting and certifying products to safety standards.
UL Solutions Inc., the registrant, was incorporated as Underwriters Laboratories (USA) Inc. in 2008 and changed its name to UL Inc. in 2011. In 2012, UL Research Institutes transferred its testing, inspection and certification activities to UL Inc. In 2021, UL Research Institutes transferred its Standards Activities to UL Standards & Engagement, pursuant to the Reorganization, and on June 16, 2022, the Company filed an amendment to its restated certificate of incorporation changing the Company’s name to UL Solutions Inc. UL Research Institutes remains a tax-exempt nonprofit organization and continues to engage in scientific research activities. UL Solutions Inc. remains an indirect subsidiary of UL Research Institutes, with the same goal of advancing public safety.
Our corporate headquarters are located at 333 Pfingsten Road, Northbrook, Illinois 60062. Our telephone number is (847) 272-8800. Our principal website address is www.ul.com. The information on, or that can be accessed through, our website or any subsection thereof is not, and will not be deemed to be, incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

THE OFFERING

Class A common stock offered by the selling stockholder	shares.
Underwriters’ option to purchase additional shares of Class A common stock
The underwriters have an option to purchase up to            additional shares of Class A common stock from the selling stockholder at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding upon completion of this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Class B common stock to be outstanding upon completion of this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Class A and Class B common stock to be outstanding upon completion of this offering	shares.
Use of proceeds
We will not receive any proceeds from the sale of Class A common stock by the selling stockholder, including any exercise by the underwriters of their option to purchase additional shares of Class A common stock from the selling stockholder. See “Use of Proceeds.”

Controlled company	Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE.
Voting rights
Upon completion of this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock immediately following the offering will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes, will be convertible at the election of the holder thereof into one share of Class A common stock at any time and will be subject to mandatory conversion upon the occurrence of certain events, as further described in “Description of Capital Stock.”

Immediately following the offering, UL Standards & Engagement will be the only holder of our Class B common stock, and it will beneficially own          % of our outstanding capital stock and hold          % of the voting power of our outstanding capital stock (or           % and           %, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock from the selling stockholder in full). UL Standards & Engagement, as the sole holder of our outstanding Class B common stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. Under the Stockholder Agreement, UL Standards & Engagement will also have certain information, consent and other governance rights that will give UL Standards & Engagement significant influence over certain of our corporate and governance matters.

See “Principal and Selling Stockholders,” “Description of Capital Stock,” “Certain Relationships and Related Party Transactions—Stockholder Agreement” and “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—The substantial ownership of our common stock by UL Standards & Engagement, together with the dual class structure of our common stock and UL Standards & Engagement’s governance and consent rights under the Stockholder Agreement, will have the effect of concentrating voting control with UL Standards & Engagement for the foreseeable future, which will limit the ability of our other investors to influence corporate matters, including the election or removal of directors and the approval or rejection of any change of control transaction” for additional information.

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. For further information regarding our directed share program, see “Underwriting—Directed Share Program.”

Dividend policy
Under our dividend policy, any determination as to the declaration and payment of dividends, if any, is at the discretion of our board of directors, subject to capital availability, applicable laws and compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness, as well as our Stockholder Agreement. Any such determination will also depend upon periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders, and upon our earnings, cash flow, business outlook and prospects, results of operations, financial condition, liquidity, future cash requirements and availability and other factors that our board of directors may deem relevant.

We currently intend to continue making a regular quarterly cash dividend on our common stock, although we cannot give any assurance that dividends will be paid in the future. We paid the first three such quarterly dividends to UL Standards & Engagement, as our sole stockholder, in the first, second and third quarters of 2023 in the amount of $20 million each. We currently intend to pay another $20 million dividend to UL Standards & Engagement in the fourth quarter of 2023, to increase the regular quarterly dividend to $25 million per quarter beginning in the first quarter of 2024 and to periodically assess the size of the regular quarterly dividend based on our dividend policy and the factors noted above. See “Dividend Policy.”

Risk factors
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 25 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Listing	We intend to apply to list our Class A common stock on the NYSE under the symbol “ULS.”

The number of shares of our common stock that will be outstanding upon the completion of this offering is based on          shares of our common stock outstanding as of                     , 2023, and gives effect to the Reclassification described below, and excludes:
•10,000,000 shares of Class A common stock reserved for issuance pursuant to equity awards approved under the UL Solutions Inc. Long-Term Incentive Plan (formerly known as the UL Inc. Long-Term Incentive Plan and referred to herein as the “LTIP”) and the UL Solutions Inc. 2023 Long-Term Incentive Plan (the “Post-Offering 2023 LTIP”), which will become effective once the registration statement of which this prospectus forms a part is declared effective and includes the following:
◦with a conversion based on the midpoint of the price range set forth on the cover of this prospectus, up to           shares of Class A common stock that will become available for issuance upon the settlement of cash-settled appreciation right (“CSARs”) under the LTIP that will be converted to stock-settled appreciation rights (“SARs”), effective as of the offering date; and
◦with a conversion based on the midpoint of the price range set forth on the cover of this prospectus, up to          shares of Class A common stock that will become available for issuance upon the settlement of Performance Cash awards (as described in “Compensation Discussion and Analysis—Pre-Offering Long-Term Incentive Awards—Performance Cash Awards Granted in 2022”) under the LTIP that will be converted to stock-settled awards, effective as of the offering date; and
•2,500,000 additional shares of Class A common stock reserved for issuance under the UL Solutions Inc. 2023 Employee Stock Purchase Plan (the “ESPP”), which will become effective once the registration statement of which this prospectus forms a part is declared effective.
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•the filing and effectiveness of our amended and restated certificate of incorporation (the “Amended Charter”), which will occur prior to the closing of this offering and which will, among other things, effect (i) the authorization of          shares of Class A common stock and          shares of Class B common stock and (ii) the reclassification of all shares of our Class A common stock outstanding prior to this offering (the “Pre-IPO Class A common stock”) into shares of Class B common stock, which is referred to as the “Reclassification”;
•the adoption of our amended and restated bylaws (the “Amended Bylaws”), which will occur immediately prior to the closing of this offering;
•no exercise by the underwriters of their option to purchase up to          additional shares of Class A common stock from the selling stockholder;
•no purchase of our Class A common stock by our directors and executive officers and their affiliates, through the directed share program described in the section titled “Underwriting—Directed Share Program”; and
•an initial public offering price of $          per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the summary consolidated financial and other data for us and our subsidiaries. We have derived the summary consolidated statement of operations and cash flow data for the years ended December 31, 2022, 2021 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations and cash flow data for the nine months ended September 30, 2023 and 2022 and the consolidated balance sheet data as of September 30, 2023 have been derived from our unaudited interim condensed consolidated financial statements which includes all normal and recurring adjustments necessary for a fair statement of our results of operations, financial position and cash flows and are included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,				Nine Months Ended September 30,
(in millions)	2022		2021	2020	2023		2022
Consolidated Statements of Operations Data:
Revenue	$2,520		$2,517	$2,301	$1,994		$1,891
Cost of revenue	1,313		1,338	1,270	1,031		996
Selling, general and administrative expenses	795		892	668	644		575
Goodwill impairment	—		—	—	37		—
Operating income	412		287	363	282		320
Interest expense	(17)	(1)	(1)	(1)	(23)	(1)	(10)
Other (expense) income, net	(12)		(12)	(29)	8		(22)
Income tax expense	(74)		(36)	(90)	(53)		(61)
Net income	$309		$238	$243	$214		$227
__________________
(1)On a pro forma basis, as adjusted for (i) the issuance of the notes and (ii) the expected borrowing of $      million under our Credit Facility, each of which will be used to fund the payment of a $600 million special cash dividend to UL Standards & Engagement, interest expense for the year ended December 31, 2022 and for the nine months ended September 30, 2023 would have been $      million and $      million, respectively, assuming such transactions had occurred on January 1, 2022.

	As of September 30, 2023
(in millions)	Actual	Pro Forma(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$457
Total current assets	1,085
Total assets	2,806
Total current liabilities	676
Long-term debt	499
Total liabilities	1,609
Total stockholder’s equity	1,197
__________________
(1)The pro forma column gives effect to (i) the Reclassification and the filing and effectiveness of our Amended Charter, which will occur prior to the closing of this offering, and (ii) the issuance, and use of the net proceeds from the sale, of $300 million aggregate principal amount of the notes, together with expected borrowings of $      million under the Credit Facility and approximately $      million in cash on hand, to pay a $600 million special cash dividend to UL Standards & Engagement, which we intend to pay prior to the consummation of this offering, in each case as if such events had occurred on September 30, 2023. See “—Recent Developments,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.”

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2022	2021	2020	2023	2022
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$372	$421	$487	$341	$292
Investing activities	$(238)	$178	$(344)	$(118)	$(148)
Financing activities	$(1,116)	$(228)	$(20)	$(75)	$(1,042)

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2022	2021	2020	2023	2022
Key Operating and Non-GAAP Financial Measures(1):
Adjusted EBITDA	$547	$429	$510	$430	$422
Free Cash Flow	$208	$314	$368	$185	$174
__________________
(1)Adjusted EBITDA and Free Cash Flow are financial measures that are not calculated in accordance with GAAP. For information about why we consider each to be a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Measures.”
The table below reconciles consolidated Adjusted EBITDA to net income for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2022	2021	2020	2023	2022
Net income	$309	$238	$243	$214	$227
Depreciation and amortization expense	135	142	147	111	102
Interest expense	17	1	1	23	10
Other expense (income), net	12	12	29	(8)	22
Income tax expense	74	36	90	53	61
Goodwill impairment	—	—	—	37	—
Adjusted EBITDA	$547	$429	$510	$430	$422
The table below reconciles Free Cash Flow to net cash provided by operating activities for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2022	2021	2020	2023	2022
Net cash provided by operating activities	$372	$421	$487	$341	$292
Capital expenditures	(164)	(107)	(119)	(156)	(118)
Free Cash Flow	$208	$314	$368	$185	$174

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited financial statements and the related notes, before deciding to invest in our Class A common stock. The occurrence of any of the events described below could have a material adverse effect on our business, operating results, financial condition, liquidity or prospects. In any such event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Industry and Business
Because our success depends substantially on the value of our brand and our reputation as a market leader in the TIC services industry, adverse publicity, damage to our brand or a loss of reputation could impact the demand for our services or erode our market share or otherwise have a material adverse effect on our business.
Our reputation and the value of our brand are critical to our business. Adverse publicity concerning the quality of our services, safety or non-compliance issues with products we have tested or certified, whether or not directly relating to or involving the services we performed, and other matters, including adverse publicity about, or events relating to, UL Research Institutes, UL Standards & Engagement or their research or standard-setting activities (which we cannot control), could result in the loss of our existing customer relationships, our inability to attract new customers, legal claims, government or regulatory investigations, increased insurance costs or diminished trust from AHJs, all of which could adversely affect our business and operations. The value of our brand and our reputation could be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in substantial litigation.
Any such incidents, and any resulting adverse publicity, may arise from events that are beyond our control, such as international trade disputes, regulatory changes, market fluctuations, supply chain constraints and poor quality control in our customers’ manufacturing processes. In addition, from time to time, our customers and others make claims and take legal action against us, UL Research Institutes or UL Standards & Engagement. Whether or not any such claims have merit, they may adversely affect our reputation, our customers’ trust in our brand and the demand for our services. Demand for our services could also diminish significantly if any such incidents or other matters erode general confidence in us or our services, which would likely result in reputational damage or lower sales, either of which could materially and adversely affect our business and results of operations.
The TIC industry is highly competitive and fragmented, and our ability to effectively compete depends heavily on our brand and reputation. Any real or perceived issues delivering our services to our customers or our failure to provide high-quality services to our customers could adversely affect our brand and reputation, and customers may no longer choose us over our competitors. This, in turn, could cause us to lose market share and our market leadership position, which could have a material adverse effect on our financial condition and results of operations.
Technological advances in artificial intelligence (“AI”) may in the future disrupt the TIC industry, which could significantly reduce the demand for our services.
The success of our TIC business depends on sustained demand for our services, which are carried out by our employees who leverage a broad range of technological advances to perform their work. For example, the majority of our TIC services are performed by skilled technicians, engineers, scientists and regulatory experts at our various facilities or on-site at our customers’ facilities. As technology continues to evolve, more tasks currently performed by people may be augmented or replaced by automation, robotics, AI/machine learning and other technological advances outside of our control. These technological advances also have the potential to enable the development of alternative competitive services or enable our customers to reduce or bypass the use of our services. If any of our customers, competitors or new market entrants were to develop algorithms or other AI tools capable of replicating or better competing against our services, our services and solutions could, over time, become obsolete or unnecessary, or demand for our services could be significantly reduced, particularly if any such AI alternative proved to be more accurate, more efficient or more cost-effective than our employees. Any widespread automation of our TIC services could have a material adverse effect on our business, financial condition and results of operations.
Technological advances in AI may in the future disrupt the S&A industry, which could significantly reduce the demand for our services or otherwise adversely impact our business or reputation if we are unable to successfully keep pace and navigate this evolving environment.
We use machine learning and AI technologies in our business, and we are making investments in expanding artificial intelligence capabilities in our products, services and tools, including developing new product features using AI technologies. However, AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. The proliferation of new and emerging AI technologies, such as generative AI, in the S&A industry may require additional investment in the development of proprietary datasets and machine learning models, new approaches and processes to provide attribution or remuneration to creators of training data and appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses if we decide to expand AI technologies in our S&A product offerings. Ultimately, our failure to incorporate AI technologies in our product offerings in a timely, effective and compliant manner may place us at a competitive disadvantage, reducing demand for our offerings and adversely affecting our business results.
The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, confidentiality or security risks, ethical concerns, legal liability or other complications that could adversely affect our business, reputation and financial results. For example, AI technologies incorporated into our product offerings may use algorithms, datasets or training methodologies that may be flawed or contain deficiencies that may be difficult to detect which, in turn, may create customer content that is factually inaccurate, biased or otherwise flawed. If our customers or others rely on or use such content to their detriment, it may lead to adverse outcomes, which may expose us to reputational harm, competitive harm or legal liability. Additionally, the use of certain AI technologies, including generative AI, may place our and our customers’ confidential information at risk if adequate security measures are not employed. Further, the intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by U.S. courts or other federal or state laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation.
The legislative, judicial and regulatory landscapes relating to AI are evolving and may impact our ability to use AI, and could limit our ability to operate and expand our business, cause revenue to decline and adversely affect our business. The actual or perceived failure to comply with regulatory requirements and laws relating to AI could result in significant liability or reputational harm.
Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, the nature of which cannot be determined at this time. Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws governing AI. For example, European regulators have proposed a stringent AI regulation with fines in excess of those under the European Union’s General Data Protection Regulation (the “GDPR”), and we expect other jurisdictions will adopt similar laws. Additionally, the European Union’s AI Act is nearing its final stages of regulatory approval and may have significant implications for all stakeholders involved in the development and use of AI systems. To ensure compliance with the AI Act, standards are needed to provide guidance and best practices for AI systems, and we are seeking to participate in this process through the European Commission’s Standardization Request. Our failure to effectively participate in this process could adversely impact our ability to utilize AI systems and our ability to serve as a certification body.
Other jurisdictions may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. Additionally, certain privacy laws extend rights to individuals (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our AI features or our use of AI. These obligations may lead to regulatory fines or penalties or prevent or limit our use of AI. If we cannot use AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. We have established a Responsible AI initiative designed to address these potential risks, including through a comprehensive set of tenets and guardrails that drive the data sampling, model building, model refinement and tenant isolation process; however, this initiative may prove insufficient to mitigate potential risks.
A failure to effectively leverage emerging AI technology in our internal operations and management of our business may adversely impact the efficiency of our operations and our ability to keep pace with our competitors and may expose us to regulatory and other risks.
As machine learning and AI technology continues to evolve, more companies are leveraging these technologies to improve efficiencies and maximize opportunities with respect to the management of their respective businesses. We are currently evaluating the ability to leverage such technologies for our own internal operations, including, among other things, fuzzy searches, data extraction and content summarization. However, if we fail to effectively utilize and implement such technologies, or our utilization of such technologies is restricted as the regulatory environment around AI technologies evolves, our business may become less efficient or exposed to greater regulatory risk and may be at a competitive disadvantage. Further, the introduction of AI technologies into our operations may result in new or enhanced governmental or regulatory scrutiny, confidentiality (including placing our employees’ and our customers’ confidential information at risk) or security risks, ethical concerns, legal liability or other complications that could adversely affect our business, reputation and financial results.
The success of our business depends, in part, on our ability to develop new proprietary technical solutions, increase the functionality of our current solutions and develop our reputation as a technology leader.
Our success depends on our ability to continue to innovate, develop and introduce new software and techniques to support our services in order to continue to meet the requirements of our customers better than our competitors. If we fail to do so, or if a competitor develops equivalent or superior technology, demand for certain of our existing services could decline, we may not be able to take advantage of new market opportunities that may arise and we may be required to make significant unplanned occasional expenditures to develop technological solutions that will allow us to compete more effectively. Furthermore, if our competitors have greater resources and access to funding, they may be able to finance the development of new technologies before we are able to do so, which may allow them to enter new markets before us or provide lower-priced or better-quality services. The occurrence of any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.
Our business is highly competitive. If we fail to compete successfully, or if we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be adversely affected.
We face competition from other providers of TIC and S&A services, as well as from new competitors such as start-ups and private equity-backed companies. We generally compete with them on the basis of quality, service, reputation, cost, capacity and turn-around time of our services and our reputation with third parties, such as retailers and regulators. If our services, supply, support, distribution, cost structure or reputation do not enable us to continue competing successfully with our current competitors, or to compete in the future with any new market entrants, our business, financial condition and results of operations could be materially adversely affected.
Our future success and competitive advantage also depend on our ability to keep pace with rapid technological changes that could make our services less competitive or obsolete and on our ability to increase customer adoption of our services, including our SaaS offerings. Our customers are continuously innovating their products and technology and generally expect us to keep pace with their innovations. We risk losing market share if we fail to adapt quickly enough to market needs in areas like AI, embedded software, functional safety and other new technologies as they evolve. Our competitors or others might develop technologies or services that are more effective or commercially attractive than our current or future offerings, or that render our technologies or services obsolete. Our competitors may also monetize their data solutions more quickly or effectively than us. If we fail to successfully monetize our data or data-based offerings, invest in the right technologies or innovate as technology and our customers’ needs evolve, or if our competitors introduce superior technologies or services and we cannot make enhancements to our own, our competitive position and, in turn, our business, financial condition and results of operations could be materially and adversely affected. Many of the markets in which we compete, including cybersecurity and connected devices, are also subject to evolving industry and information technology (“IT”)

operational standards and regulations, resulting in increasing compliance requirements for us and our customers. To the extent we expand further into highly regulated industries, our services may need to address additional requirements specific to those industries.
In addition, our ability to compete may be affected by increased digital disruption of the TIC industry by evolving technology and new solutions. The TIC industry is subject to increasingly rapid technological changes, including an increased focus on data provisioning and analysis. For example, increased digitization of regulatory or product information, simulation and predictive testing of products, remote inspection or reliance on AI could replace traditional TIC services. Our failure to innovate and adapt to address these changes, either on a timely basis or at all, could result in our loss of market share or significantly reduce demand for our services.
Finally, remaining competitive in our industry requires us to maintain a favorable geographic dispersion. If our geographic placement and dispersion are, or become, suboptimal, we could lose or miss out on market share. Additionally, we compete with a number of local and regional TIC service providers who may be better suited than us to compete in local and regional markets due to their brand recognition, expertise in local and regional regulations and better access to local and regional markets and customers. If we cannot adapt or meet the needs of our customers in the various regions in which we and our customers are located, we may not be able to continue to compete successfully on a global scale.
We are subject to a variety of risks associated with doing business outside the United States.
We maintain significant international operations, including operations in Greater China (mainland China, Hong Kong and Taiwan), Japan, Germany, the Republic of Korea, Italy and Canada, as well as other countries. We continue to increase our global footprint. For example, in 2022, we opened additional laboratories in Mexico, Vietnam and Taiwan. In 2022, approximately 58.3% of our revenue was generated from customers outside the United States. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:
•difficulties associated with compliance with numerous, potentially conflicting and frequently complex and changing laws and regulations in multiple jurisdictions, such as with respect to business licensing and environmental matters, intellectual property, privacy and data protection, corrupt practices, embargoes, trade sanctions, competition, employment and licensing;
•general economic, social and political conditions in countries where we operate, including international and U.S. trade policies, currency exchange rate fluctuations and political instability;
•tax and other laws that reduce our profitability or restrict our ability to use tax credits, offset gains or repatriate funds, as well as changes in local and international tax laws, including transfer pricing regulations and changes in tax treaties, which may restrict our ability to use tax credits, offset gains, repatriate funds or result in adverse tax consequences;
•any adverse changes in the regulatory environments applicable to us, which could negatively impact our business;
•foreign exchange and currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;
•inflation, deflation and stagflation in any country in which we have operations;
•foreign customers with longer payment cycles than customers in the United States; and
•imposition of or increases in customs duties and other tariffs.
Further, we operate in a number of countries throughout the world, including in countries that lack developed legal systems or do not have as strong a commitment to anti-corruption and ethical behavior as is required by U.S. laws or by our corporate policies. In addition, based on the nature of our services and our structure, we deal with both governments and government-owned business enterprises, such as our 70% joint venture interest in UL-CCIC

Company Limited (“UL-CCIC”). Therefore, we are subject to the risk that we, our officers, directors, employees, business partners, joint venture partners or any third party that we engage to do work on our behalf may take action determined to be in violation of anti-corruption laws in the jurisdictions in which we conduct business, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010 (the “Bribery Act”) and the Canadian Corruption of Foreign Public Officials Act (the “CFPOA”), which prohibit corruptly providing, offering, promising or authorizing, directly or indirectly, anything of value to foreign officials, political parties or candidates for political office for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act also prohibit non-governmental commercial bribery, soliciting or accepting bribes and “facilitation payments,” or small payments to low-level government officials to expedite routine approvals. The Bribery Act also has an offense applicable to corporate entities and partnerships that carry on part of their business in the United Kingdom that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. The offense could render parties criminally liable for the acts of their agents, joint venture partners or commercial partners, even if done without their knowledge.
Any violation of the FCPA, the CFPOA, the Bribery Act or any similar anti-corruption law or regulation could result in substantial fines, sanctions, disgorgement of profits or civil or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of our services in certain countries, injunctions or other remedial measures, which could harm our business, financial condition and results of operations. If these anti-corruption laws or our internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Compliance with multiple, and potentially conflicting, international laws and regulations, including anti-corruption laws, may be difficult, burdensome or expensive. U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We maintain internal controls, policies and procedures to promote compliance by our directors, officers, employees or business partners and third parties acting on our behalf with the FCPA, the Bribery Act, the CFPOA and other applicable anti-corruption laws. However, we can make no assurance that our controls, policies and procedures, even if enhanced, have been or will be followed at all times or will effectively detect and prevent all violations of the applicable laws. Further, in connection with past and future acquisitions by us, there is a risk of successor liability relating to such laws in connection with prior actions or alleged actions of an acquired company. Such matters or allegations related to such matters could adversely affect our reputation and the burden and cost associated with defending or resolving such matters could adversely affect our business, prospects, financial condition and results of operations.
Although we currently operate in a number of countries throughout the world, a shift in the location of our customers’ product development and manufacturing could result in us needing to expand into, and compete in, new jurisdictions and, as a result, to navigate new regulatory and competitive environments.
We may be adversely affected by global and regional economic and political instability.
We may be adversely affected by global and regional economic and political conditions. The uncertainty or deterioration of the global economic and political environment could adversely affect us. Customers may modify, delay or cancel plans to purchase our services. Any inability of current or potential customers to purchase or pay for our services due to, among other things, declining economic conditions as a result of inflation, rising interest rates, changes in spending patterns and the effects of governmental initiatives to manage economic conditions may have a negative impact on our business, prospects, financial condition and results of operations. Overall demand for our services could be reduced as a result of a global financial crisis, economic recession or political unrest.
For example, Russia’s invasion of Ukraine in February 2022 has created increasingly volatile geopolitical and economic conditions around the world. As our business in Russia and Ukraine, and the revenue we derived from such business, are immaterial, we do not currently expect that the conflict between Russia and Ukraine will have a material, direct impact on our business. Furthermore, in March of 2022, we made the decision to stop all work in Russia and Belarus and not take on or pursue any new customer orders related to those countries for the foreseeable future. However, geopolitical instability and adversity arising from such conflict (including additional conflicts that could arise as a result in Russia, Ukraine, the surrounding region or elsewhere in the world), the imposition of sanctions, taxes or tariffs against Russia and Russia’s response (including retaliatory acts, such as cyber-attacks and sanctions against other countries), impacts to energy markets and supplies, could adversely affect the global economy or specific international, regional and domestic markets we operate in, increase inflationary pressures, or disrupt our customers’ supply chains, which could in turn have a material adverse effect on our business and financial condition.
Additionally, our operating cash flows, combined with access to the credit markets, provide us with significant discretionary funding capacity. However, deterioration in the global credit markets may limit our ability to access credit markets, which could adversely affect our liquidity or increase our cost of borrowing. Increases in our cost of borrowing could adversely affect our liquidity and results of operations.
Enhanced trade tariffs, import restrictions, export restrictions, regulations of mainland China or other trade barriers could materially adversely affect our business.
We are continuing to expand our international operations as part of our growth strategy and have experienced an increasing concentration of sales in certain regions outside the United States. There is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly mainland China, with respect to trade policies, treaties, government regulations and tariffs. Tariffs, trade restrictions or trade barriers that have been, and may in the future be, placed on products we test, inspect and certify by foreign governments, especially mainland China, have raised, and could further raise, amounts paid for some or all of our services, which may result in the loss of customers and our business, and our financial condition and results of operations may be harmed. Further tariffs may be imposed that could cover imports of components and materials used in our customers’ products, or our business may be adversely impacted by retaliatory trade measures taken by mainland China or other countries, including restricted access to components or materials used in our customers’ products or increased amounts that must be paid for their products, which could significantly reduce demand for our services, in turn materially harming our business, financial condition and results of operations. Further, the continued threats of tariffs, trade restrictions and trade barriers could have a generally disruptive impact on the global economy and, therefore, negatively impact our sales. Given the relatively fluid regulatory environment in China and the United States and uncertainty regarding how the U.S. or foreign governments will act with respect to tariffs, international trade agreements and policies, there could be additional tax or other regulatory changes in the future. Any such changes could directly and adversely impact our financial results and results of operations. For a discussion of additional risks related to our business in China, see “—Risks Related to Conducting Business in China.”
We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
Our business is subject to U.S. export controls, including the U.S. Export Administration Regulations. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control that prohibit the sale or supply of most products and services to embargoed jurisdictions or sanctioned parties. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers. If we fail to obtain appropriate import, export or re-export licenses or permits, we may be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.
Also, various countries, in addition to the United States, regulate the import and export of certain technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our SaaS and other technology solutions in those countries. Future changes in export and import regulations may create delays in the introduction of our technology solutions in international markets. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our technology solutions or limitation on our ability to export or sell our technology solutions could adversely affect our business, financial condition and results of operations.
The success of our operations in international markets is highly dependent on the expertise of local management and operating staff, as well as the political, social, legal and economic operating conditions of each country in which we operate.
The success of our business depends on the actions of our employees. In our international locations, we are highly dependent on our local management and operating staff to serve our customers and operate our facilities in these markets in accordance with local law and best practices. If the local management or operating staff were to leave our employment, we would have to expend significant time and resources building up our management or operational expertise in these local markets. Such a transition could adversely affect our reputation in these markets and could materially and adversely affect our business and operating results.
Additionally, the health and safety of our employees or those working on our behalf, and the security of our physical infrastructure, may be affected due to acts of violence or vandalism by anti-social elements. Although we take protective measures to ensure the safety of our employees at our global locations of work and transit, incidents of organized political demonstrations, civil unrest or random acts of rage can affect the safety of our assets and employees, impacting our business and operating results.
We are also subject to other inherent risks attributed to operating in a global economy. As of September 30, 2023, we leased or owned 90 sites with labs spread across 28 countries. If the international markets in which we compete are affected by changes in political, social, legal, economic or other factors—such as deterioration in U.S.-China relations, instability in the North Korean peninsula or South China Sea, the conflict between Russia and Ukraine or the escalating conflict in Israel, Gaza and surrounding areas—our business and operating results may be materially and adversely affected. Uncertainty as a result of such changes may last for years and could also impact our customers’ businesses and operations. Our international operations may subject us to additional risks that differ in each country in which we operate and such risks may negatively affect our results.
Our senior leadership team is critical to our continued success, and the loss of such personnel could have a material adverse effect on our business, financial condition and results of operations.
Our current and future success depend substantially on the continued service and performance of the members of our senior leadership team. These personnel possess business and technical capabilities that are difficult to replace. We have attempted to mitigate this risk by providing market compensation and benefits, as well as appropriate retention incentives, including long-term incentive compensation with multi-year vesting provisions intended to incentivize and retain these key personnel. If we lose key members of our senior management operating team or are unable to effect smooth transitions from one executive to another as part of our succession plan, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this could have a material adverse effect on our business, financial condition and results of operations.
Additionally, successfully executing organizational change, including management transitions and succession plans for our senior leadership, is critical to our business success. Although we have implemented disciplined, ongoing succession planning for our senior leadership and other key executives, this process does not guarantee that the services of qualified senior executives will continue to be available to us in the future.
Our success depends upon our ability to recruit, train and retain key employees—in particular, our technical personnel—including through the implementation of diversity, equity and inclusion (“DEI”) initiatives.
Our current and future success depend substantially on our employees, including highly trained and skilled engineering, technical and professional personnel. We depend on the technical and regulatory know-how of our skilled and technical personnel, and competition for their talent is intense among our competitors. Particularly in highly specialized and technical areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which could affect our growth. Although we intend to continue to devote significant resources to recruiting, training and retaining qualified employees—in particular, our technical talent—we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to efficiently perform our contractual obligations, timely meet our customers’ needs and ultimately win new business, all of which could adversely affect our business, financial condition and results of operations.
In particular, the success of our TIC business relies on an adequate supply of skilled engineers. Trained and experienced technical personnel are in high demand and may be in short supply in some areas. We cannot guarantee that we will be able to recruit, attract and retain the skilled workforce of engineers necessary to continue offering our existing and future services widely or efficiently, or that labor expenses or employee turnover will not increase as a result of a shortage in the supply of skilled engineers, any of which could have a material adverse effect on our business, financial condition and results of operations.
Additionally, changes in immigration laws and policies, including during the COVID-19 pandemic, have, in certain circumstances, made it more difficult—and may continue to make it more difficult—for us to recruit or relocate highly skilled technical, professional and management personnel to meet our business needs.
We are also working to advance culture change through the implementation of DEI initiatives throughout our organization. For example, in 2019, we launched our DEI strategy to help embed these priorities into the culture of our Company. For additional information about our DEI initiatives, see “Business—Our Team and Talent Management—Diversity, Equity and Inclusion.” If we do not (or are perceived not to) successfully implement these initiatives, our ability to recruit, attract and retain talent may be adversely impacted.
Our profitability could suffer if we are not able to timely and effectively utilize our employees or manage our cost structure.
The cost of providing our services, including the degree to which our employees are utilized, affects our profitability. The degree to which we are able to utilize our employees in a timely manner or at all is affected by a number of factors, including:
•our ability to hire, assimilate and deploy new employees;
•our ability to forecast demand for our services and to maintain and deploy headcount that is aligned with demand, including employees with the right mix of skills and experience;
•our employees’ inability to obtain or retain required certifications;
•our ability to manage attrition; and
•our need to devote time and resources to training, business development and other non-chargeable activities.
Our greatest assets are our employees, and it is important that we spend adequate resources on their continued technical and regulatory training. If our employees are under-utilized, our profit margin and profitability could suffer. If our employees are over-utilized, it could have a material adverse effect on employee morale and attrition, which would, in turn, have a material adverse effect on our business, financial condition and results of operations.
Our profitability is also affected by the extent to which we are able to effectively manage our overall cost structure for operating expenses, such as wages and benefits, real estate expenses, overhead and capital, including our test equipment and its maintenance, and other investment-related expenditures. If we are unable to effectively manage our costs and expenses and achieve efficiencies, our competitiveness and profitability may be adversely affected.
We work with dangerous materials and in dangerous environments that could injure our employees, contractors or visiting customers, damage our or our customers’ facilities and disrupt our or our customers’ operations.
Some of our operations involve destructive testing and the handling of hazardous materials that may pose the risk of fire, explosion, human exposure to hazardous substances or the release of hazardous substances into the environment. For example, as part of our process for certifying a number of products, we use flammable materials and conduct fire testing, such as by setting houses on fire in our large scale fire labs. We also recently opened battery testing labs where we test lithium ion batteries that contain potentially explosive materials, and we are in the process of constructing a new battery testing lab in Auburn Hills, Michigan where we plan to test lithium ion batteries. Such events could result from the actions of our employees, operational failures, natural disasters or terrorist attacks, and might cause injury or loss of life to our employees and others, environmental contamination and property damage. Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other EHS laws, or any injury or property damage caused by our employees at our or our customers’ facilities, could expose us to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair our ability to conduct our operations. Such liability is commonly on a strict, joint and several liability basis, without regard to fault. Liability may be imposed as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Neighboring landowners and other third parties may file claims against us for personal injury or property damage allegedly caused by the release of pollutants into the environment. A disruption of our operations caused by these or other events could have a material adverse effect on our results of operations.
We are subject to risks related to sustainability and corporate social responsibility.
Our business faces increasing scrutiny related to ESG issues, including renewable resources, environmental stewardship, supply chain management and sustainable procurement, climate change, biodiversity and sustainable land use, air quality, safety, diversity and inclusion, energy use and emissions, waste, water use, workplace conduct, human rights, philanthropy and support for local communities. Increased expectations and increased regulations regarding such issues may result in increased costs (including, but not limited to, increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations or other impacts to our business, financial condition or results of operations.
While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications or goals, among others) to improve the ESG profile of our Company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around our management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost or other constraints that may be out of our control. Moreover, actions or statements that we may take based on expectations, assumptions or third party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail, or are perceived to fail, to meet applicable standards or expectations with respect to these issues across all of our services and in all of our operations and activities, including the expectations we set for ourselves, our reputation and brand image could be damaged, we could be subject to negative allegations made by certain stakeholders and/or litigation and our business, financial condition and results of operations could be adversely impacted. For example, as stakeholder perceptions of sustainability continue to evolve, there have been increasing allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in performance.
Certain organizations that provide corporate governance and other corporate risk information to investors and stockholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based on ESG or sustainability metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such companies to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. This may require us to incur significant additional costs or negatively impact our share price or access to and cost of capital. Similarly, to the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations. Certain of our customers also have their own ESG requirements, which are subject to change, and any failure to meet such requirements may adversely impact our ability to do business with them. We may be especially subject to scrutiny on such matters given our efforts to portray our operations and services as a tool to help assess and manage certain ESG risk.
In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. Similar or more expansive rules have also been proposed or adopted in other jurisdictions, such as the EU. For example, the EU Corporate Sustainability Reporting Directive can apply to non-listed companies, including subsidiaries, to the extent they meet certain thresholds, and may require companies to report on a variety of environmental and social topics in addition to climate-related disclosures. This and other stakeholder expectations will likely lead to increased costs, as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers, business partners and suppliers may be subject to similar expectations, which may augment our existing risks or create new risks, including risks that may not be known to us.
Public perceptions that the products we use or the services we use and deliver are not environmentally friendly, environmentally safe or ethical could adversely impact the demand for our services and our results of operations.
Public perception that the products we use or services we use and deliver are not environmentally friendly or safe or that they are harmful to humans or animals, whether justified or not, could reduce demand for our services, increase regulation or government restrictions or actions, result in fines or penalties, impair our reputation, involve us in litigation, damage our brand reputation and otherwise have a material adverse impact on our business, financial position, results of operations and cash flows. For example, we currently contract with two companies that conduct testing on animals. If such companies fail to comply with the Animal Welfare Act or other laws and regulations governing the treatment of animals used in research, we could be subject to fines, penalties or adverse publicity, and our results of operations could be adversely affected.
A conflict of interest or perceived conflict of interest between our testing, inspection or certification services, on the one hand, and our advisory and other services, on the other hand, could adversely impact our accreditations or our reputation or expose us to legal liability.
Through our advisory services, we provide sustainability, quality, risk management and other solutions for our customers’ products and their product development, supply chains and organizations, as well as regulatory market access services. Conflicts of interest may arise where we provide certain advisory services or solutions for products or customers to which we are also providing testing, inspection or certification services. To maintain certain of our accreditations, we must meet applicable impartiality standards that govern these conflicts of interest. For example, ISO 17065 prohibits a certification body and any part of the same legal entity from being the designer, manufacturer, installer, distributor, implementer, provider or maintainer of a certified product, process or service. Although we have systems in place designed to ensure compliance with ISO 17065 and other impartiality requirements, including separate teams of personnel dedicated to our testing, inspection or certification services and our advisory services, such conflicts of interest, or a perceived conflict of interest, between our testing, inspection or certification services and our advisory services could impact our accreditations. Meeting the applicable impartiality requirements may require expending significant resources to implement operating firewalls and otherwise comply. Costs to comply are exacerbated by the fact that various accreditors around the world have offered differing interpretations of the standards governing impartiality and conflicts of interest. If our testing, inspection or certification services are determined not to meet the necessary impartiality standards due to our simultaneous advisory offerings, we could lose our accreditations (e.g., ISO 17025, ISO 17020, ISO 17065) or be forced to divest conflicting businesses. Our reputation could also be harmed, and we could be exposed to significant liability. If any of the foregoing events occur, it would likely have a material adverse effect on our business, financial condition and results of operations.

Adverse changes to applicable regulatory frameworks or an increase in the acceptance of self-declaration of conformity that results in a corresponding decrease in third-party certification could reduce demand for our TIC services, which could have a material adverse effect on our business, financial condition and results of operations.
Our business is primarily driven by private sector requirements and government regulations that currently require independent third-party testing and certification of a significant number of products. For example, much of the demand for third-party certification of professionally installed products, including lighting, HVAC and electrical products—which make up a significant portion of our TIC revenue—is driven primarily by state and local governments as enforced through the use of model codes. In addition, many large retailers currently require that the products they sell be third-party certified, and AHJs demand certification of certain products as well. Any significant adverse change to any regulations governing TIC services, or any significant adverse change in private sector preferences or demands, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, the regulatory regime for TIC services varies by country and product type. For example, some countries allow for self-declaration of conformity to applicable requirements for certain products. If regulations in the United States or other countries are changed to allow for additional self-declaration, or if large retailers were to start accepting self-declared products, the need for third-party certifications could decrease over time, thus reducing demand for our TIC services. Although any shift to a self-declaration model would likely be gradual, a substantial increase in the self-declaration of conformity and any corresponding decreased demand for our TIC services would likely have a material adverse effect on our business, financial condition and results of operations.
Our operations are subject to a variety of business continuity hazards and risks, including our reliance on the use of materials and services from a few locations or suppliers, any of which could interrupt our business operations or otherwise adversely affect our financial condition and results of operations.
Our operations, and the operations of our vendors and service providers, are subject to business continuity hazards and risks that include explosions, fires, earthquakes, inclement weather and other natural disasters; utility or other mechanical failures; labor difficulties or other workforce disruptions; disruption of our communications; terrorist attacks; security breaches; and pandemics or other public health crises.
For example, the sale of labels bearing the UL Mark is material to our certification business, and we currently fulfill label orders submitted to us through one supplier in the United States. Although we have identified alternate third parties to provide this service, we cannot guarantee we would be able to contract with such alternate third parties within a reasonable amount of time or at all, or upon similar pricing and volume terms, nor can we be assured that any such third party would be capable of producing our labels in sufficient volume and quality. Any event, including those listed above, other circumstances that result in a prolonged business disruption or shutdown to one or more of their facilities, or the facilities of our other vendors and service providers, or a deterioration in our relationship with them, or any of our other vendors or service providers, in each case, could create conditions that prevent, or significantly and adversely affect, our sales, increase our expenses, create potential liabilities or damage our reputation, any of which could have an adverse effect on our business, financial condition and results of operations.
If we are unable to increase capacity at our existing facilities or build new facilities in a timely and cost-effective manner, we may not achieve our expected revenue growth or profitability or such revenue growth and profitability, if any, could be delayed.
Our growth strategy depends on expanding our capacity, which may include building new facilities and expanding our existing facilities. For example, since 2022, we have opened new laboratories in Mexico, Vietnam, Taiwan and the United States, and we are in the process of constructing new laboratories in South Korea, Singapore and the United States and expanding laboratories in the United States and China. The construction or expansion of modern and safe facilities requires significant expenditures. Delay in the review and licensing process for a new facility could impair or delay our ability to develop that facility or increase the cost so substantially that the facility becomes unattractive to us. Any failure to procure and maintain the necessary licenses would adversely affect ongoing development, construction and continuing operation of our facilities. Additionally, even when we maintain the necessary licenses and are in compliance with applicable regulations, we may be unable to maintain or expand our operations at existing facilities, or otherwise execute on our growth strategy, due to negative publicity or resistance from non-governmental organizations or local communities. Suspensions and closures of our facilities could materially impact our results of operations. Any new facilities that are constructed and begin operations may not meet our return expectations due to schedule delays, cost overruns or revenue shortfalls, or they may not generate the capacity that we anticipate or result in the receipt of revenue in the originally anticipated time period, or at all. For example, we have experienced, and may continue to experience in the future, lab equipment shortages as a result of global supply chain disruptions. We may not maintain revenue growth or profitability, or such growth, if any, could be delayed if we are not successful in continuing to expand our capacity. Additionally, if future demand trends warrant capacity in geographic areas that we have not targeted for new growth, we may be unable to capitalize on opportunities in a timely manner.
Our failure to meet contractual schedule requirements, meet a required performance standard, meet our internal contractual performance projections or otherwise perform adequately on a project could adversely affect our business, financial condition and results of operations.
Under some of our agreements, we can incur liquidated or other damages if we do not achieve project completion by a scheduled date. In addition, our costs generally increase from schedule delays and could exceed our projections for a particular project. Project performance can be affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, inability to obtain financing, weather conditions, unavailability of materials or site inaccessibility, changes in the project scope of services requested by our customers, industrial accidents, environmental hazards, labor disruptions and other factors. Any defects or errors, or failures to meet our customers’ expectations, in our projects or services could result in claims for damages against us and could adversely affect our reputation. Material performance problems for existing and future agreements could cause actual results of operations to differ from anticipated results of operations and could cause us to suffer damage to our reputation within our industries and among our customers.
For certain of our services, we face a long selling cycle to secure new agreements, and securing such agreements often requires significant resource commitments, which result in long lead times before we receive revenues from new relationships.
For the majority of our services, our selling cycle is managed by our sales teams and represents the time from initial contact to signed agreement. This type of sale is usually completed between one week and two months in most service areas. However, in some of our service areas, our selling cycle can also involve becoming an approved supplier for third-party services. Doing so is a business development process that can take between six months and one year, depending on the service, resulting in what we consider a long selling cycle. We occasionally incur significant business development expenses, and expend significant resources, during a longer selling cycle, and we may not succeed in winning a new customer’s business, in which case we receive no revenues and may receive no reimbursement for such expenses. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in obtaining contractual commitments after the selling cycle or in maintaining contractual commitments after the implementation cycle, which may have an adverse effect on our business, results of operations and financial condition.
The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.
We have expanded, and are continuing to expand, our operations, suite of services and customer relationships, which has placed, and will continue to place, significant demands on our management and our operational, IT and financial infrastructures. Additionally, our ability to grow in the future will depend on a number of factors, including our ability to develop and expand new and existing customer relationships, continue providing and expanding the services we offer, hire and train qualified personnel, grow in existing markets and expand into new or future markets, develop and operationalize new service offerings and sustain operational excellence and efficiencies across our business lines. Achieving and sustaining growth requires the successful execution of our growth strategies, which may require the implementation of enhancements to customer-facing, operational and financial systems, expanded sales and marketing capacity, continuous updates to technology and improvements to processes and systems and additional or new organizational resources. Given these challenges, we may be unable to manage our expanding operations effectively, or to maintain our growth, which could have a material adverse effect on our business, financial condition and results of operations.
Part of our growth strategy is to pursue strategic transactions, including acquisitions, and we may not be able to find suitable acquisition targets or achieve our desired acquisition objectives.
As part of our strategy, we have in the past and plan in the future to seek to grow our business through acquisitions, and any such acquisition may be significant. Any future growth through acquisitions will depend in part upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions, which may not be available to us, as well as sufficient funds from our cash on hand, cash flow from operations, existing debt facilities and additional indebtedness to fund these acquisitions.
Not only is the identification of such suitable acquisition candidates difficult and competitive, but these transactions, including the acquisitions completed in recent years, also involve numerous risks, including the diversion of management’s attention and their ability to:
•successfully integrate acquired facilities, companies, products, systems or personnel into our existing business;
•minimize any potential interruption to our ongoing business;
•successfully enter categories and markets in which we may have limited or no prior experience;
•achieve expected synergies and obtain the desired financial or strategic benefits;
•detect and address any financial or control deficiencies of the acquired company;
•retain key relationships with employees, customers, partners and suppliers of acquired companies, as well as our own employees, customers, partners and suppliers; and
•maintain uniform compliance standards, controls, procedures and policies throughout acquired companies.
Companies, businesses or operations acquired or joint ventures created may not be profitable or may not achieve revenue and profitability levels that would justify the investments made. Recent and future acquisitions could also result in the incurrence of indebtedness, subject to the restrictions contained in the documents governing our then-existing indebtedness.
Recent and future acquisitions could also result in the assumption of contingent liabilities, litigation risk, material expenses related to certain intangible assets, environmental liabilities, increased operating expenses and compliance issues under international laws and regulations, including anti-trust laws, anti-corruption laws, the FCPA and similar anti-bribery laws, which could adversely affect our business, prospects, financial condition and results of operations. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write-downs of goodwill, intangible assets or other assets associated with such acquisitions, which could adversely affect our business, prospects, financial condition and results of operations. Our ability to realize the benefits we anticipate from our strategic transactions, including acquisition activities, anticipated cost savings and additional sales opportunities, will largely depend upon whether we are able to integrate such businesses efficiently and effectively. If we are unable to successfully integrate the operations of acquired businesses into our business or on the timeline we expect, we may be unable to realize the sales growth, cost synergies and other anticipated benefits we expect to achieve as a result of such transactions and our business, prospects, financial condition and results of operations could be adversely affected.
Pursuant to the terms of the Stockholder Agreement, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, neither we nor any of our subsidiaries can, without the prior written consent of UL Standards & Engagement, among other things, (1) enter into any new material line of business, excluding TIC and S&A activities, (2) merge or consolidate with or into another entity, other than in connection with an internal restructuring or reorganization or any strategic transaction we undertake in the course of our business that does not exceed 15% of our equity market capitalization, in each case except where there is no change to the relative ownership or voting percentages of our stockholders or any other rights, (3) acquire stock or assets or enter into joint ventures involving consideration or obligations exceeding 15% of our equity market capitalization, (4) issue securities (i) at a price below fair market value, other than an underwritten public offering for cash, (ii) with rights that are senior to the rights of the holders of our Class B common stock, (iii) that would result in dilution of greater than 10% of our then-outstanding common stock, or (iv) that would result in UL Standards & Engagement beneficially owning less than a majority of our then-outstanding securities, or (5) incur indebtedness for borrowed money that would cause a downgrade of our debt securities from any of Moody’s Investor Service, Inc., Standard & Poor’s Ratings Group and Fitch Ratings, Inc. (collectively, the “Rating Agencies”) below investment grade.
We cannot assure you that UL Standards & Engagement will exercise its consent rights in a way that aligns with the interests of our other stockholders. UL Standards & Engagement’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Actions that UL Standards & Engagement takes with respect to us, as a controlling or significant stockholder, may not be favorable to us or our other stockholders. For example, if UL Standards & Engagement exercises its consent rights under the Stockholder Agreement in a way that prevents us from taking advantage of business or strategic opportunities, our business, financial position, results of operations and cash flows may be adversely impacted.
We operate across a number of industries that have inherent safety risks.
We provide TIC services to companies across a number of industries with a variety of inherent safety risks, such as the energy and utilities, buildings and construction, chemicals and materials and healthcare and life sciences industries. Such safety risks can give rise to serious and potentially catastrophic environmental or technological incidents. Our customers use our TIC services to assess their products, facilities, processes, components and systems. The results of such services may be incorrect or incomplete, whether as a result of poorly designed or flawed tests or inspections, malfunctioning testing equipment, the failure of our employees to adequately perform testing or properly record data or otherwise. If an accident or incident occurs involving products, facilities, processes, components or systems that we tested, inspected or certified, and causes personal injuries or property damage, particularly if the injuries or damage could have been prevented by correct or complete results, we may be subject to negligence or other legal claims or suffer damage to our reputation and, as a result, lose existing or future agreements with customers. In addition, any investigation into or claim related to such an incident could take a significant period of time to conclude, which could create a drain on our resources. Furthermore, we operate in industries that have stringent performance requirements. As a result, incorrect or incomplete assessments of the performance of customers in those industries could give rise to negligence or other legal claims or cause damage to our reputation and, as a result, we could lose existing or future agreements with those customers. Even if our TIC services are carried out competently, we may face claims simply because we tested the product, facility, process, component or system in question.
The current liability regime in the United States and other markets generally minimizes our exposure to product liability claims, in large part because we typically test prototypes. We have also historically been able to contractually limit our liability or protect ourselves from liability through the use of indemnification provisions in our agreements with customers. If we were to start testing end products instead of their prototypes, if the law regarding products liability were to change unfavorably or if we were unable to contractually limit the scope of our potential liability, our business could be materially adversely affected.
There have been no material claims against us in relation to any accidents, disasters or other incidents, or any litigation, giving rise to substantial media coverage during the periods covered by the financial statements contained in this prospectus. However, although we closely monitor the quality of our services, attempt to contractually limit our liability and make clear the limited scope of our engagements, carefully review technical and operational decisions and maximize communication between our engineers and global leadership, there can be no assurance that we will be able to protect ourselves against claims or damage to our reputation resulting from an accident, disaster or other incident or litigation giving rise to substantial media coverage, particularly if any such publicity suggests substantial failures, real or alleged, by us in discharging our responsibilities. Serious damage to our reputation could result in us losing existing and future agreements or make it more difficult for us to compete effectively, any of which would have a negative impact on our financial performance. Any of the foregoing events could significantly damage our reputation or otherwise have a material adverse effect on our business, financial condition and results of operations.
Our reports, certificates, certification marks and name are at risk of being falsified, counterfeited, forged, tampered with or otherwise misused, which could result in costly legal proceedings and damage to our brand and reputation and materially impact our business.
Our core business involves the assessment of products, facilities, processes, components and systems against various legal, regulatory and industry requirements—typically standards and regulations governing quality, safety, performance, sustainability and social responsibility. We act as an independent body and issue reports, certificates and a right to use certification marks generally representing that products, facilities, processes, components and systems conform to applicable requirements.
Because obtaining certification is often vital for our customers and can enhance the marketability of their products, we are exposed to the risk that our reports or certifications could be falsified or tampered with, or that counterfeit reports, certifications or certification marks could be used, infringing our trademarks or copyrights. The production of forged or counterfeit reports, certificates or certification marks can result from employee conduct or, more commonly, external sources, such as fraudulent behavior by a customer or third party aiming to meet regulatory requirements or the requirements of their customers or to gain market access. For example, we endeavor to contractually restrict customers from using our reports, certificates, certification marks and name, but we are not always successful, including as a result of breaches of contract by those customers. Such unauthorized or unrestricted use of our reports, certificates, certification marks and name may cause damage to our reputation or result in unintended third parties relying on such reports, certificates, certification marks and name, among other consequences.
The fraudulent creation or use of our reports, certifications, certification marks or name could lead to the introduction of dangerous products into the marketplace; result in civil and criminal legal proceedings against us or brought by us; threaten our ability to maintain or renew the accreditations, approvals, permits, delegations of authority, official recognition and other authorizations we need to pursue certain activities that are important to our business; result in the withdrawal of certain products from the market or damage our reputation and the TIC industry in general. It could also adversely and significantly impact our reputation, brand, business, financial condition and results of operations.
Our earnings and profitability may vary based on the mix of our agreements and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.
We generate revenue under various types of agreements, which include time-and-materials and fixed-price agreements. We use time-and-materials agreements for certain of our advisory services. While charges under a fixed-price agreement are based on a fixed price, charges under a time-and-materials agreement are calculated by multiplying an agreed hourly rate by the number of hours incurred, and customers are typically invoiced on a monthly basis. For time-and-materials agreements, there is usually an estimated number of hours or a budget, and the term of the agreement is typically as long as it takes to complete a particular project or set of tasks, although it can also be open-ended if the agreement is a straight hourly agreement. In some cases, we may also charge customers on what we refer to as a cost-plus basis—using a reasonable mark-up, as determined by us, on expenses we incur in providing our services.
Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of agreement, the percentage of completion, the nature of services or solutions provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive fee agreements, is finally determined. To varying degrees, each of our agreement types involves some risk that we could underestimate the costs and resources necessary to fulfill the agreement. Our profitability is adversely affected when we incur costs on cost-plus and time-and-materials agreements that we cannot bill to our customers. While fixed-price agreements allow us to benefit from cost savings, these agreements also increase our exposure to the risk of cost overruns.
Revenue derived from fixed-price agreements represented the majority of our total revenue for the year ended December 31, 2022 and for the nine months ended September 30, 2023. When making proposals on fixed-price agreements, we rely heavily on our estimates of costs, scope and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs, scope or the resources and technology needed to perform our agreements or to effectively manage and control our costs during the performance of work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our agreements, including costs and delays caused by contractual disputes or other factors outside of our control, such as performance failures of our subcontractors, natural disasters or other force majeure events, could make our agreements less profitable than expected or unprofitable.
Our focus on new growth areas for our business entails risks, including those associated with new relationships, customers, talent needs, capabilities and services.
We are focused on growing our presence in our addressable markets by offering TIC services and S&A solutions to both established and emerging industry verticals to which we do not offer services currently, extending into opportunity-rich adjacent markets and acquiring and integrating transformative, disruptive technologies. These efforts entail inherent risks associated with innovation, potential failure to help our customers respond to the challenges they face, shortages of necessary talent and our ability to comply with uncertain evolving legal standards. Some of our targeted growth areas in established and emerging industry verticals and adjacent markets subject us to new risks that we may not be equipped to address. As we attempt to develop new capabilities and service offerings in new markets, and to attract new customers, these efforts could harm our results of operations due to, among other things, a diversion of our focus and resources and actual costs, opportunity costs of pursuing these opportunities in lieu of others and a failure to reach a profitable return on our investments in new technologies, capabilities and businesses, including expenses on research and development investments. If we fail to develop new capabilities, our ability to procure new agreements could be negatively impacted, which would negatively impact our business, results of operations and financial condition.
Although we closely monitor the quality of our services, attempt to contractually limit our liability and make clear the limited scope of our engagements, carefully review technical and operational decisions and maximize communication between our engineers and global leadership, there can be no assurance that we will be able to protect ourselves against claims or damage to our reputation resulting from an accident, disaster or other incident or litigation giving rise to substantial media coverage, particularly if any such publicity suggests substantial failures, real or alleged, by us in discharging our responsibilities. Serious damage to our reputation could result in us losing existing and future agreements or make it more difficult for us to compete effectively, any of which would have a negative impact on our financial performance. Any of the foregoing events could significantly damage our reputation or otherwise have a material adverse effect on our business, financial condition and results of operations.
The effects of the COVID-19 pandemic have adversely affected our operations and those of our customers. The extent to which the COVID-19 pandemic—or the global outbreak of a new pandemic or contagious disease—will impact our future financial condition and results of operations remains uncertain.
The COVID-19 pandemic caused significant disruption of global financial markets and economic uncertainty starting in 2020. Although the COVID-19 pandemic has not had a material effect on our short-term revenue, challenging market conditions resulting from the COVID-19 pandemic have had an adverse effect on many of our customers. Additionally, the COVID-19 pandemic has fundamentally changed the way business is conducted.
Most recently, in February 2022, various government-mandated lockdowns in China delayed a portion of the lab testing and field inspections we conduct in China and impacted the operations of certain of our facilities. The relevant restrictions have since been removed; however, if circumstances call for the government in China to reinstate such measures, or any similar measures, it could negatively impact our productivity and operations in China.

While many of our facilities have continued to operate during COVID-19, the pandemic has had, and any resurgence or emergence of additional variants, or the global outbreak of any new pandemic or contagious disease, may in the future have, certain other negative impacts on our business, including, but not limited to reductions in our lab capacities and increased costs and protective measures with respect to the health and safety of employees working in our laboratories, a decline in customer demand, delays in the delivery of certain products we use internally, and of certain customer samples to our labs, as a result of global supply chain disruptions, excess turnover among our employees and postponed or canceled planned investments in response to changes in our business.
We cannot predict the future impacts of the COVID-19 pandemic or any new pandemic or global health crisis, including the duration and scope of any such crisis; the impact on the global economy and any ripple effects; actions that may be taken in response; the effect on our customers’ demand for and ability to pay for our services; and disruptions or restrictions on our employees’ ability to work and travel. Future disruptions arising from the COVID-19 pandemic, or any new pandemic or global health crisis, could have a material adverse effect on our financial condition and results of operations.
Risks Related to Conducting Business in China
Changes in U.S. and Chinese regulations could have a material adverse effect on our business, financial condition, results of operations, our ability to raise capital and the market price of our Class A common stock.
The U.S. government has taken certain actions that impact companies with connections to the United States or China, including imposing several rounds of tariffs affecting certain products manufactured in China and imposing certain sanctions and restrictions in relation to certain Chinese companies, entities and individuals. It is unknown whether and to what extent new legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to the United States or to China, our industry or on us, including on UL-CCIC. We have business operations both in the United States and China. Any unfavorable government policies on cross-border investments or other transactions or international trade, including increased scrutiny on U.S. companies with significant China-based operations, capital controls or tariffs, may affect our competitive position, our ability to raise capital, the hiring of personnel or the demand for our services or prevent us from offering our services in China or contracting with Chinese customers.
Further, ongoing tensions between the United States and China continue to pose a risk of the United States imposing economic or trade sanctions, or heightened export controls, with respect to parties in China, which could restrict our ability to do business in China or with parties in China. For instance, the Bureau of Industry and Security of the U.S. Department of Commerce has added a number of Chinese parties to its Entity List. Such restrictions would prevent us, including UL-CCIC, where applicable, from selling certain products or providing certain services to entities on the list without a license issued subject to the Export Administration Regulations. Further, if additional parties in China are added to the Entity List, or to other lists of restricted or prohibited persons maintained by the United States government, that could negatively affect our business, including the business of UL-CCIC.
Additionally, in 2021 China enacted the Law on Countering Foreign Sanctions, under which foreign persons (individuals and companies) can be subjected to countermeasures for directly or indirectly participating in a foreign country’s “discriminatory restrictive measures” against Chinese entities, which could include adherence to U.S. or other foreign sanctions or possibly even export controls. Countermeasures authorized under the law include the seizure of property, barring transactions with Chinese persons, denial of visas or deportation. This law expands on the Ministry of Commerce’s September 2020 Provisions of the Unreliable Entity List and January 2021 Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation, which created a private right of action under which Chinese entities can sue for damages they allege resulted from a company adhering to “discriminatory foreign measures.”
If any new legislation, executive orders, tariffs, sanctions, export controls, laws or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take further retaliatory actions in response to the recent U.S.-China tension, such changes could have a material adverse effect on our business, financial condition and results of operations, and the market price of our Class A common stock.

Our business is subject to the complex and rapidly evolving laws and regulations in China. The Chinese government may exercise significant oversight and discretion over the conduct of our, including UL-CCIC’s, business there and may intervene in or influence our operations, which could result in a material adverse change in our, including UL-CCIC’s, operations or the value of our Class A common stock.
As a U.S.-headquartered global company that conducts significant business in China, our Chinese operations are subject to China’s laws and regulations, which can be complex and evolve rapidly. The regulations to which we are subject in China may change rapidly and with little or no notice to us. As a result, the application, interpretation and enforcement of new and existing laws and regulations in China are often uncertain. These laws and regulations may also be interpreted and applied or enforced inconsistently by different agencies or authorities, or inconsistently with our current policies and practices. New and evolving laws, regulations and other government directives in China may also be costly to comply with. Such compliance, any associated inquiries or investigations or any other government actions or the inconsistent interpretation, application or enforcement of laws or regulations could impact our China operations in the following ways:
•delay or impede our development;
•result in negative publicity, decrease demand for our services or increase our operating costs;
•require significant management time and attention;
•require us to obtain additional licenses, permits, approvals or certificates;
•require us to exit certain industries or stop conducting business with certain customers; or
•subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we refrain from contracting with customers in China or modify or even cease our business practices in China.
The interpretation and enforcement of laws and regulations in China involve additional uncertainties. Because Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may obtain. These uncertainties may affect our judgment on the relevance of legal requirements in China and our ability to enforce our contractual rights or tort claims there. In addition, third parties might exploit regulatory uncertainties through unmerited or frivolous legal actions or threats to extract payments or benefits from us.
Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As such, we may not be aware of our violation of any of these policies and rules until after such violation occurs. In addition, administrative and court proceedings in China in which we may become involved in the future may be protracted, resulting in substantial costs and diversion of resources and require significant management time.
Regulatory developments in China may also lead to additional regulatory review in China over our activities there. For example, in recent years, the Chinese government has published new policies that significantly affect certain industries, such as the education and internet industries, and we cannot rule out the possibility that the Chinese government will release new or revised regulations or policies concerning or impacting our industry. Any such new or revised regulations or policies could limit our service offerings, restrict the scope of our operations in China, require us to seek permission from Chinese authorities to continue to operate our businesses or cause the suspension or termination of our business in China entirely, all of which would materially adversely affect our business, financial condition, results of operations and value of our Class A common stock. We may have to adjust, modify or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient or liability-free manner, or at all.

Furthermore, the Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership and has the power to exercise significant oversight and discretion over the conduct of our business in China. This risk is heightened with respect to UL-CCIC because UL-CCIC is minority owned by CCIC, a Chinese state-owned entity, and UL-CCIC’s ability to operate in China may be materially and adversely affected by the Chinese government’s significant oversight and discretion over the conduct of UL-CCIC’s business. Government actions in the future could significantly affect economic conditions in China and could require us, including UL-CCIC, to materially change our operating activities or require us to divest ourselves of any interests we hold in Chinese assets. Our business may be subject to government and regulatory interference in the provinces in which we operate, and we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.
If our relationship with CCIC were to be negatively impacted, if we are unable to renew our joint venture with CCIC in the future, or if the joint venture were to be terminated, our business, financial condition, results of operations and profitability would be materially adversely affected.
On October 28, 2022, we entered into an amended and restated joint venture agreement with CCIC pursuant to which we own a direct 70% equity interest in UL-CCIC. The amended and restated agreement expires in January 2033. If, in the future, we are unable to renew the agreement on existing or more favorable terms, or at all, or if the joint venture were to be terminated, our business, reputation, financial condition, results of operations and profitability would likely be materially adversely impacted, and we may be unable to find an alternative partner for our China-based inspections business. We also have a separate contract with CCIC pursuant to which CCIC’s staff conduct inspections for our TIC business in China, including as a subcontractor for UL-CCIC. In 2022, CCIC was responsible for approximately 36% of our global inspections. If we were to lose our contract with CCIC, or if CCIC were to stop providing inspection services for us in the future, our business would be impacted significantly, and any negative impacts on our relationship with CCIC, including our joint venture, would have a material adverse effect on our business, financial condition, results of operations and profitability. As a minority joint-venture partner, CCIC has certain protective rights, whether contractually or pursuant to applicable local laws and regulations, and may have economic or business interests or goals that are not consistent with ours, or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations as a minority joint-venture partner.
Furthermore, we may be exposed to certain commercial and reputational risks as a result of CCIC being a state-owned entity and thus controlled by the Chinese government. For example, CCIC may make politically motivated business decisions that do not align with our commercial interests. In addition, CCIC could conduct business with other companies, organizations or institutions that attract unfavorable political attention in the United States, which could harm our reputation. Any such actions could negatively impact our relationship with CCIC, which would materially and adversely affect our business, financial condition, results of operations and profitability.
If the government of China determines that UL-CCIC’s ownership structure, or the ownership structure of our other Chinese subsidiaries, does not comply with any current or future regulatory restrictions, or if these regulations or the interpretation of existing regulations change in the future, we, including UL-CCIC, could be subject to severe penalties, or we could be forced to relinquish our interests in UL-CCIC’s or our other Chinese subsidiaries’ operations.
The industry sector in which we operate in China is currently not subject to foreign ownership restrictions, and hence we, through our wholly owned subsidiary, UL LLC, are able to hold a direct equity interest in UL-CCIC. However, it is possible that Chinese foreign ownership rules applicable to our sector may change in the future, which could adversely impact our ownership of UL-CCIC or of our other Chinese subsidiaries, and, as a result, have a material adverse effect on our business in China. For example, we may have to reduce our interest in UL-CCIC if tighter ownership limits are imposed, or divest our stake in UL-CCIC altogether should the sector become prohibited from foreign investment.
Our joint venture agreement with CCIC has not been tested in a court of law. However, if disputes with CCIC arise, or the ownership structure, joint venture terms or business of UL-CCIC are challenged and found to be unenforceable or in violation of any existing or future Chinese laws or regulations, we may not be able to enforce our rights under the joint venture agreement. Furthermore, if the interpretation of any such Chinese laws or regulations changes, our rights under the joint venture agreement may be similarly unenforceable. If a violation of relevant laws or regulations is found, the relevant regulatory authorities would have broad discretion to take action in dealing with such violations by, among other things:
•revoking our, including UL-CCIC’s, business or operating licenses;
•shutting down our, including UL-CCIC’s, servers, blocking our, including UL-CCIC’s, website or discontinuing or placing restrictions or onerous conditions on our operation through any transactions involving UL-CCIC or any of our other Chinese subsidiaries;
•imposing fines, confiscating the income of UL-CCIC or any of our other Chinese subsidiaries, blocking the offshore remittance of the profits and earnings of UL-CCIC or of any of our other Chinese subsidiaries or imposing other requirements with which we, including UL-CCIC, may not be able to comply;
•requiring us to restructure UL-CCIC’s ownership or governance structure or operations, which in turn could materially affect our ability to consolidate, derive economic interests from or exert control over UL-CCIC or our other Chinese subsidiaries; or
•restricting or prohibiting our use of the proceeds of any financing outside of China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our, including UL-CCIC’s, business.
If Chinese authorities were to take any of these actions, or if they were to disallow the ownership structure of UL-CCIC or any of our other Chinese subsidiaries, it could cause a material disruption to, or material adverse change in, our business operations, including the business operations of UL-CCIC, and severely damage our reputation in China, which could in turn have a material adverse effect on our business, financial condition and results of operations and result in a decline in the value of our Class A common stock.
Changes in the economic policies of the government of China could have a significant impact upon the business we may be able to conduct in China and our profitability.
We have historically derived a significant portion of our revenues from our operations in China, and expect to do so in the future. Accordingly, our business, financial condition, results of operations, profitability and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. In recent years, the Chinese government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China are still owned by the Chinese government. The Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies.
There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, investment access, treaties, government regulations and tariffs. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us, including UL-CCIC. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

China’s economy is still not yet a fully market-oriented economy and is subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions within China. The government of China has indicated that it will continue to pursue market-oriented economic reforms. Under this direction, we believe that China will likely continue to strengthen its economic and trading relationships with foreign countries and business development in China will likely increasingly follow market forces over time. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the Chinese government could adversely affect our interests through, among other factors, changes in laws, regulations or the interpretation thereof, restrictions on currency conversion, imports or sources of supplies and the expropriation or nationalization of private and foreign-owned enterprises. Although the Chinese government has been pursuing economic reform policies for decades, there is no assurance that the government will continue to pursue such policies or that such policies will not be significantly altered, especially in the event of social or political disruption, or other circumstances affecting China’s political, economic and social environment.
As the Chinese economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the Chinese government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the Chinese government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business, financial condition and results of operations.
Compliance with China’s new laws, regulations and guidelines relating to data privacy and protection, and any other similar future laws and regulations, could materially affect our business.
China has implemented a number of laws and regulations relating to data protection. On August 20, 2021, the National People’s Congress passed the Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021. We, including UL-CCIC, are subject to the PIPL. The PIPL creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information, clarifying the scope of application, the definitions of personal information and sensitive personal information, the legality of personal information processing and the basic requirements of notice and consent, among other things. Article 40 of PIPL requires operators of critical information and infrastructure (“CIIOs”) and personal information processing entities who process personal information meeting the volume thresholds outlined by the Cyberspace Administration of China (the “CAC”) in the Security Assessment Measures for Outbound Data Transfers (the “Security Assessment Measures”) to store in China personal information generated or collected in China, and to pass a security assessment administered by CAC for any export of such personal information outside of China. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the CAC with the overseas recipient. On July 7, 2022, the CAC issued the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures clarify the security assessment requirement under the PIPL and requires a data processor to apply for the security assessment organized by the CAC under any of the following circumstances before the information is transferred outbound: (i) where a data processor provides key data overseas, (ii) CIIO and data processors who process more than one million individual’s personal information; and (iii) where a data processor has cumulatively provided personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total abroad since January 1 of the previous year. Additionally, on November 18, 2022, the CAC and the State Administration of Market Regulation issued the Implementation Rules for Personal Information Protection Certification which apply with immediate effect and which provide important guidance on obtaining a personal information certification for lawful cross-border transfer of personal information under the PIPL. The CAC published the Measures on Standard Contract for Cross-border Transfer of Personal Information (effective June 1, 2023) and the Guidelines on Filing the Standard Contract for the Export of Personal Information on February 24, 2023 and May 30, 2023, respectively. These provide important guidance on relying on the standard contract for transferring personal information out of China and on its filing requirement. Notably, the PIPL applies extraterritorially, similar to the GDPR. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue. Other potential penalties include a fine of up to RMB one million to the person(s) in charge (e.g. directors or management that oversee a company’s operations) or employees that are directly responsible for the processing of personal information (e.g., a data protection officer) and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of China. The PIPL also prohibits responsible personnel for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises.
Under China’s Cybersecurity Law, any collection, use, transfer and storage of personal information of a Chinese citizen through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. In addition, China’s Cybersecurity Law requires CIIOs to store personal information and important data collected and generated from the critical information infrastructure within China. Non-compliance with China’s Cybersecurity Law can result in fines of up to 10 times the illegal gains, or RMB 1,000,000 for the relevant entity, as well as for the personnel directly responsible. On September 14, 2022, the CAC released new amendments to China’s Cybersecurity Law for public consultation and, if the amendments are passed, the amended law will increase the penalties for violations of cybersecurity obligations under the Cybersecurity Law to up to RMB 50 million, in line with those under the Data Security Law and the PIPL.
China’s new Data Security Law promulgated by the Standing Committee of the National People’s Congress of China in June 2021 (the “Data Security Law”) took effect on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritorially, and to a broad range of activities that involve “important data.” Under the Data Security Law, entities and individuals carrying out processing activities for important data must abide by various data security obligations. For example, the Data Security Law provides that data processing activities must be conducted based on a “data classification and hierarchical protection system” for the purpose of data protection, where data is classified based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in China’s Cybersecurity Law and requires important data to be stored locally in China. Such important data may only be transferred outside of China subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities. More recently, the Cybersecurity Review Measures (2021) (“CRM 2021”) took effect on February 15, 2022 and require network platform operators holding personal information of more than one million users to apply for a cybersecurity review from the CAC before being publicly listed abroad. Although the term “network platform operator” is not defined in CRM 2021, based on draft guidance published by Chinese regulators (such as the draft Administrative Measures on Network Data Security Review published by the CAC in November 2021 and the draft Guidance for the Implementation of Subject Responsibility of Internet Platforms published by the State Administration for Market Regulation in October 2021), we believe it is unlikely that either we or UL-CCIC will be deemed a “network platform operator” under CRM 2021.
We, including UL-CCIC, may need to make adjustments to our data processing practices if we are deemed to process important data. Penalties for breach under the Data Security Law can result in monetary fines of up to RMB one million (approximately US$156,000) for entities, with additional fines for responsible individuals. An entity whose violations results in “serious consequences” may face fines of up to RMB 10 million (approximately US$1.56 million) and the potential suspension of the business and revocation of its business license. Furthermore, if a violation amounts to a crime under Chinese law, the offender will be held criminally liable for committing the crime. In terms of potential regulatory exposure and the risk of enforcement, given the Data Security Law has only recently come into effect, the enforcement trend remains to be seen.
Government agencies in China promulgated several regulations and released a number of draft regulations for public comment, which are designed to provide further implemental guidance in accordance with the laws mentioned above. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in China.

The interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance could increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or offerings could fail to meet all of the requirements imposed on us by such laws and related implementing regulations. Any failure on our part to comply with such laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations.
Foreign exchange restrictions may limit our ability to transfer cash between us and UL-CCIC or our other Chinese subsidiaries, across borders and to U.S. investors and affect the value of your investment.
UL-CCIC and our other Chinese subsidiaries are subject to certain regulatory controls on foreign exchange in China, which may affect our ability to transfer cash between us and such entities and across borders (including to U.S. investors). The government of China imposes controls on the convertibility of the renminbi into foreign currencies, as well as the remittance of currency in and out of China. The State Administration for Foreign Exchange (“SAFE”), under the authority of the People’s Bank of China, is in charge of the conversion of renminbi into other currencies and the remittance thereof abroad.
With respect to UL-CCIC, it has been our practice to periodically distribute UL-CCIC earnings via dividend to us and CCIC in proportion to our respective contributions to UL-CCIC’s registered capital. Such dividends to us are declared in renminbi and in our case settled in U.S. dollars. In 2022, 2021 and 2020, the dividends distributed from UL-CCIC to us, before withholding taxes, were $31 million, $30 million and $25 million, respectively. In addition, we and UL-CCIC have various normal course business interactions and exchange cash flows based on the agreements in place between us. These agreements generate payments to us in the form of payments for management fees relating to corporate support services, royalties and service fulfillment fees. Agreements between UL-CCIC and CCIC also generate payments from UL-CCIC to CCIC. Although the size and rate of any future distributions of UL-CCIC’s earnings will depend on the continued performance of UL-CCIC’s business, we currently intend to continue the size and rate of our existing payment practice of such distributions and any intercompany charges in the future.
Under Chinese foreign exchange regulations, cash generated from our joint venture with CCIC in China may not be used to pay dividends without SAFE approval. We must also obtain SAFE approval to use cash generated from our China-based operations, including UL-CCIC, to pay debts in a currency other than renminbi owed to entities outside China, or to make capital expenditure payments outside China in a currency other than renminbi. To date, we have managed through the Chinese regulatory process and successfully completed all attempted inbound and outbound transactions in a timely manner, while following the relevant government regulations and approval processes. This includes the frequent settlement of intercompany charges and dividend distributions to us. However, these restrictions may in the future limit or prevent us from distributing earnings from UL-CCIC or our other Chinese subsidiaries to us and ultimately to our investors in the United States.
Similarly, our ability to transfer funds from outside of China to UL-CCIC or our other Chinese subsidiaries is subject to foreign exchange controls that may require the approval of, or registration with, Chinese government authorities, including SAFE. For example, if we finance our joint venture with CCIC in China using debt from us or lenders outside of China, the loan would be subject to statutory limits and would need to be registered with the local branch of SAFE. If we finance our joint venture with CCIC using capital contributions, these capital contributions may require registration with other governmental authorities in China, including registration with the Chinese State Administration for Market Regulation and SAFE or their local branches and the reporting of foreign investment information with the Ministry of Commerce of the People’s Republic of China or its local branch.

In light of Chinese regulations on dividends, loans, capital contributions and other transfers between China-based entities and parent companies outside of China, we may not meet the necessary government requirements or obtain the required government approvals on a timely basis, if at all. Failure to meet such requirements or obtain such approvals may negatively impact our ability to distribute earnings from UL-CCIC or any of our other Chinese subsidiaries to us and U.S. investors or to fund or settle amounts under our joint venture agreement with CCIC. Any of the foregoing risks could materially and adversely affect our business, results of operations and liquidity and the value of your investment.
If we fail to comply with Chinese EHS laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.
We are subject to numerous EHS laws and regulations, including those governing laboratory procedures, fire safety and the handling, use, storage, treatment and disposal of hazardous materials and wastes. We have significant operations in China that involve the use of hazardous materials, including the operations we conduct through UL-CCIC. Such operations also produce hazardous waste products. We are therefore subject to Chinese laws and regulations concerning the discharge of wastewater, gaseous waste and solid waste. We engage third-party contractors for the transfer and disposal of these materials and wastes. Despite our efforts to comply fully with environmental and safety regulations, any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, the shutdown of our, including UL-CCIC’s, facilities or the incurrence of obligations to take corrective measures. We cannot completely eliminate the risk of contamination or injury from these materials and wastes. In the event of contamination or injury resulting from the use or discharge of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil, administrative or criminal fines and penalties.
Although we maintain workers’ compensation insurance to cover costs and expenses incurred due to on-the-job injuries to our employees and public liability insurance to cover costs and expenses that may be incurred if third parties are injured on our property, such insurance may not provide adequate coverage against potential liabilities. Furthermore, the Chinese government may take steps towards the adoption of more stringent environmental regulations, and, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may incur substantial capital expenditures to install, replace, upgrade or supplement our facilities and equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our business operations, and our business may be materially adversely affected.
Risks Related to Information Technology and Our Software
We experienced a ransomware attack which resulted in unauthorized access to and disruption of our systems, and may further result in damage to our brand and reputation, lost sales, legal claims, contractual obligations and increased insurance costs.
On February 13, 2021, we discovered that we were the target of a ransomware attack affecting certain IT systems and the data maintained on such systems. Although the attack caused some internal operational disruption, our incident response efforts appear to have limited the overall impact to our core business operations. Upon discovery of the attack, we took immediate action to implement our incident response and containment protocols, including processes set forth in our business continuity, disaster recovery, and incident response plans. We promptly took certain potentially compromised systems and applications offline, notified law enforcement and certain customers, and engaged cybersecurity experts and professional advisers to assist in addressing and remediating the attack. We also assessed our legal obligations consistent with applicable privacy and data protection laws and notified potentially affected individuals, as well as government entities and other stakeholders, in accordance with such obligations. While we resolved the incident in a manner that restored the functions of our core and other IT systems and the integrity of the data maintained on them, as part of that resolution we relied on certain assurances (e.g., that recommended mitigation steps from the U.S. Department of Commerce’s National Institute of Standards and Technology and MITRE cybersecurity frameworks regarding passwords and threat detection are industry standard or best practice), some of which cannot be independently verified. We are unaware of, nor we do we anticipate, any material notices, claims or enforcement actions in connection with our response to this incident, although they are possible. We have assurances from relevant government entities and regulatory authorities that any investigations initiated in connection with this incident have since been closed. In addition, we have since implemented additional measures designed to avoid the reoccurrence and minimize the impact of such an attack, including the implementation of multi-factor authentication across our enterprise, strengthening password requirements and partnering with a managed service provider to monitor our endpoints globally. As a result of the incident, we incurred a total estimated loss of approximately $26 million, which includes approximately $12 million of lost revenue arising from the business disruption, as well as costs relating to our incident response efforts and was primarily incurred during the six months ended June 30, 2021. We have submitted insurance claims for the lost revenue and certain of these costs, and all such claims have been settled. Although we have taken steps to prevent similar attacks, we cannot guarantee that such attacks will not occur again, and any similar attacks could result in damage to our brand and reputation, lost sales, legal claims, contractual obligations and increased insurance costs.
We and our partners, service providers and other third parties that we interact with face cybersecurity risks and may fail to adequately secure or maintain the confidentiality, integrity or availability of the data held or detect any related threats, which could result in significant liability and reputational harm, and we may incur increasing costs in an effort to mitigate those risks.
Our business’ operations and reputation depend on its ability to maintain the confidentiality, integrity and availability of data and systems related to its customers, employees, suppliers, proprietary technologies, processes, and intellectual property. We and our business and commercial partners, and other third parties with which we interact rely extensively on third-party service providers’ IT systems, including cloud-based systems and on-premises servers (i.e., data centers), to record and process data and manage our operations, among other matters. Additionally, we collect, process, transmit and store data about our partners, customers, suppliers and others, including financial information and personal information, as well as other confidential and proprietary information.
We and our service providers and partners have experienced, and may in the future experience, failures of, or disruptions to, IT systems and data breaches, and attempted and successful cyber-attacks, such as ransomware attacks, and data breaches. The inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, and actual data security breaches, cyber-attacks, or other security incidents have and could in the future result in or expose us to a risk of loss or misuse of personal, confidential or sensitive information, and significant costs to us, which may include, among others, fines and penalties, costs related to remediation, contractual claims from customers, potential costs and liabilities arising from governmental, regulatory or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation, all of which adversely affects our business and reputation and could have a material adverse effect on our financial condition. In addition, undiscovered vulnerabilities in our IT systems or services have and could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that have and could attack services and business.
Actual or perceived data security vulnerabilities in our services could harm our reputation and lead customers and partners to reduce or delay future services or use competing services. Cyber-attacks on us or our third-party suppliers, vendors, service providers, or other business or commercial partners can vary in scope and intent from economically-driven attacks to malicious attacks targeting key operating systems with the intent to disrupt, disable or otherwise cripple operations and service offerings. This has and can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key systems and the IT systems. In the case of a cyber-attack, other security incident or other IT failure, has and may in the future cause damage to our key systems or cause us to experience: (i) interruption in our services, (ii) misappropriation of personal information regarding our customers, or partners, (iii) the inability to deliver content to customers or operate the services, and (iv) loss of critical data that has and could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business. Furthermore, mitigating the risk of future cyber-attacks, data breaches or IT systems failures has resulted, and could in the future result, in additional operating and capital costs in IT systems technology, personnel, monitoring and other investments.

Successful cyber-attacks have and may continue to target us directly, or indirectly target or impact us through our third-party suppliers, vendors, service providers, or other business or commercial partners. Such data security breaches, cyber-attacks, and other security incidents could occur in the future either at their location or ours, or within their systems or our systems, and affect personal or confidential information. The breadth and scope of this threat has grown over time, and the techniques and sophistication used to conduct cyber-attacks, as well as the sources and targets of the attacks, change frequently. Given the unpredictability of the timing, nature and scope of cyber-attacks and other security incidents, we cannot guarantee that the technologies we use will adequately secure the data we maintain, including confidential and personal information, against such attacks, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of such data, cyber-attacks, or other security incidents that impact the confidentiality, integrity or availability of such data, or our systems and operations.
We may experience a compromise of our systems or data, either due to a failure to adequately protect our information technology systems and network infrastructure or otherwise, which could cause a material adverse effect on our business and operations, such as damage to our brand and reputation, legal claims, increased cost of insurance, remediation costs.
We have experienced, and may in the future experience failures of, or disruptions to, IT systems leading to the accidental or unauthorized destruction, loss, alteration, disclosure of or access to data transmitted, stored or otherwise processed by us. Such failures could include misconfiguration of identify and access management controls, misconfiguration of firewalls, failure to update and patch software on a timely basis, falling victim to social engineering schemes (such as vishing) or negligent or intentional employee or contractor acts or omissions. We take measures designed to prevent the compromise of our systems and data, including looking to the National Institute of Standards and Technology (NIST) Framework to serve as a benchmark for our program and provide guidance, using an endpoint detection and response solution and adding immutability to our backups; however, we cannot ensure these measures will prevent any such compromise. A compromise of our systems or data may lead to the inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, and could also result in or expose us to a risk of loss or misuse of personal, confidential or sensitive information, and result in significant costs to us, which may include, among others, fines and penalties, costs related to remediation, contractual claims from customers, potential costs and liabilities arising from governmental, regulatory or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation, all of which adversely affects our business and reputation and could have a material adverse effect on our financial condition. In addition, undiscovered compromises to our systems and other vulnerabilities in our IT systems or services have and could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that have and could attack our services and business.
We may experience an incident leading to an outage of our IT systems or network infrastructure which may impact our operations, including our ability to deliver services to customers, which may result in damage to our brand and reputation, lost sales, legal claims, contractual obligations, and increased insurance costs.
Outages of our IT systems or network infrastructure, attempts to overload our servers with denial-of-service, ransomware attacks, cyber-attacks, computer viruses or malicious code, break-ins, social engineering attacks (such as phishing or vishing), unintentional incidents causing loss of data, or similar incidents or other IT failures, have and may in the future cause damage to our key systems or cause us to experience: (i) interruption or delays in our services, (ii) misappropriation of personal information regarding our customers or partners, (iii) the inability to deliver services to customers or operate the services, and (iv) loss of critical data, all of which has and could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business.
The services we provide are often critical to our customers and partners’ businesses. Certain of our agreements require us to comply with certain data security obligations, which could include ongoing operations of our IT systems and network infrastructure without interruptions, maintaining network security and backup data, ensuring our network is virus-free and maintaining business continuity planning procedures. Any failure to meet such contractual obligations, whether or not a result of or related to the services we provide, or an incident leading to an outage of our IT systems or network infrastructure could damage our reputation or result in a claim for substantial damages against us. Our liability for such outages, breaches of data security requirements or similar incidents may require us to indemnify our customers or our partners, and could result in reputational damage or a loss of customers, partners and revenue.
Furthermore, mitigating the risk of such future incidents has resulted, and could in the future result, in additional operating and capital costs in IT systems technology, personnel, monitoring, insurance coverage, lost sales, mitigation, remediation and other investments.
We may experience an incident leading to unauthorized access to, disclosure or loss of personal information, including customer data and confidential information, which may result in damage to our brand and reputation, lost sales, legal claims, contractual obligations, and increased insurance costs.
Actual or perceived data security vulnerabilities in our services, cyber-attacks or other security incidents could harm our reputation and lead customers and partners to reduce or delay future services or use competing services. Such incidents directed against us or our third-party suppliers, vendors, service providers or other business or commercial partners, can vary in scope and intent from economically-driven attacks to malicious attacks targeting key operating systems with the intent to disrupt, disable or otherwise cripple operations and service offerings. This has and can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key IT and other systems. Our existing general liability and cybersecurity insurance may not cover any, or may cover only a portion of any, potential claims or expenses related to such incidents that affect us or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating expenses and reduce our net income, or increase our net loss.
We may experience a ransomware incident with a high ransom demand which could impact financial performance, in addition to other risks described above.
Our IT systems have been, and may in the future be, subject to ransomware attacks and similar incidents or disruptions. The theft, destruction, loss, misappropriation or release of personal or confidential information, or interference with our information technology systems or the technology systems of third parties on which we rely, as a result of such attack could result in business disruption, negative publicity, reputational harm, violation of privacy laws, loss of customers and liability, all of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of such attacks, we could be subject to demands, claims, and litigation by private parties and investigations, related actions, and penalties by government authorities. Moreover, we have and could incur significant costs, including costs associated with paying the ransom, negotiating the ransom, notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state, and local laws and regulations.
We may experience a compromise of our systems or data, which could cause a compromise of the environments of our customers or other third parties with which we conduct business, and may result in damage to our brand and reputation, lost sales, legal claims, contractual obligations, and increased insurance costs.
While we invest in systems and processes that are designed to detect and prevent compromises of our systems or data, including cyber-attacks and other security incidents, and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all such incidents from occurring, and we and our partners and third parties with whom we interact may still experience such incidents. As such incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.
Any such actual or perceived incidents have and in the future could expose us to additional regulatory scrutiny and result in a violation of applicable data privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, and could adversely impact our results of operations and financial condition.

Partial or total destruction of our databases, technology support or technology solutions would have a material adverse effect on our business, financial condition and results of operations.
We maintain databases containing information on many of our available tests, which represent an integral part of our technological advantage. To limit the risk of a partial or total destruction, the main databases are kept in clusters of high availability datacenters interconnected via high-speed communication lines. To further ensure availability, we systematically apply immutable off-site back-ups of the databases. However, if the databases were to be corrupted, damaged or destroyed, it could have an adverse effect on our business, financial position and results of operations.
If we fail to manage our SaaS hosting network infrastructure capacity, or if our infrastructure experiences a significant disruption, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solutions, which could have a material adverse effect on our reputation and business and could lead to litigation.
We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our SaaS hosting network infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our hosting infrastructure capacity fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.
Additionally, any disruption of or interference with our SaaS hosting network infrastructure, including the services and operations of the public cloud providers, could harm our reputation, business and results of operations. We have experienced, and may in the future experience, disruptions in our computing and communications infrastructure. Factors that may cause such disruptions that may harm our reputation include:
•human error;
•security breaches;
•telecommunications outages from third-party providers;
•computer viruses;
•acts of terrorism, sabotage, or other intentional acts of vandalism, including cyber-attacks;
•unforeseen interruption or damages experienced in moving hardware to a new location;
•fire, earthquake, flood, and other natural disasters; and
•power loss.
Although we maintain a comprehensive disaster recovery plan, store data in more than one geographically distinct location, and perform real-time mirroring of data to disaster recovery locations, we do not currently offer immediate access to disaster recovery locations in the event of a disaster or major outage. Thus, in the event of any factor causing disruption, including those described above, or certain other failures of our computing infrastructure, customers may not be able to access their data for 24 hours or more and there is a remote chance that customer data from recent transactions may be permanently lost or otherwise compromised. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. Moreover, some of our agreements include performance guarantees and service level standards that obligate us to provide credits, refunds or termination rights in the event of a significant disruption in our SaaS hosting network infrastructure or other technical problems that relate to the functionality or design of our solutions.

The legislative, judicial and regulatory landscapes relating to data collection, use and processing are challenging to comply with and are evolving and may impact our ability to collect, use and process data, including personal information, and could limit our ability to operate and expand our business, cause revenue to decline and adversely affect our business. The actual or perceived failure to comply with data privacy laws and regulations could result in significant liability or reputational harm.
The domestic and international regulatory environment regarding data privacy and data security is increasingly evolving and demanding, which includes new and changing requirements, which could cause us to incur substantial costs. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, the Health Insurance Portability and Accountability Act (“HIPAA”) and state equivalents, and various state laws relating to data privacy and data security, including the California Consumer Privacy Act (the “CCPA”). As such, the U.S. Federal Trade Commission, U.S. Department of Health & Human Services, many state attorneys general and many courts interpret the various existing federal and state data privacy and consumer protection laws, and therefore enforce various standards for the collection, disclosure, process, use, storage and security of data, including personal information. For example, HIPAA is a federal law protecting patient health information and creating standards for entities subject to HIPAA, either as a covered entity or a business associate, and the Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CAN-SPAM Act”) is a federal law that imposes certain obligations on business that send commercial emails, such as a requirement to include in every commercial email an “unsubscribe link.” In addition, the CCPA, which came into force in 2020, created new individual data privacy rights for California residents, and places increased data privacy and security obligations on entities handling certain personal information of California consumers and households. The CCPA requires covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers with expanded rights to access and delete their personal information and to opt-out of certain sales or transfers of personal information.
In the United States, both Congress and state legislatures, along with federal regulatory authorities, have continued to increase their attention on the collection and use of data about individuals. Although data privacy legislation has been introduced in the U.S. Congress to address data privacy more generally, despite significant legislative activity, to date there has not been any significant successful effort at enacting any such legislation; nevertheless, in the event of any such legislation, it would create additional regulatory and compliance obligations, legal risk exposure, and could significantly impact our business activities. In California, the California Privacy Rights Act (the “CPRA”) took effect on January 1, 2023. The CPRA significantly modified the CCPA, including by imposing additional data privacy and protection obligations on covered companies and expanding consumer rights with respect to certain sensitive personal information. It also created a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of covered businesses in the areas of data privacy and security. Other states have enacted comprehensive data privacy laws that create consumer rights, similar to the CCPA, and impose corresponding obligations on covered companies relating to the access to, deletion of and disclosure of personal information collected by covered businesses about residents of the respective states. Currently, the following laws that are similar to the CCPA have been enacted and are in effect: the Virginia Consumer Data Protection Act, the Colorado Privacy Act and the Connecticut Personal Data Privacy and Online Monitoring Act. Moreover, the following states have also passed data privacy laws that are similar to the CCPA and will go into effect either at the end of 2023 or in 2024, 2025 or 2026: the Utah Consumer Privacy Act, the Montana Consumer Data Privacy Act, the Oregon Consumer Data Protection Act, the Tennessee Consumer Data Protection Act, the Iowa Consumer Data Protection Act, the Texas Data Privacy and Security Act and the Indiana Consumer Data Protection Act. Similar other laws have been proposed in other states and at the federal level, and if passed, we could be subject to such laws regardless of whether we have operations or a physical presence in the applicable state. Although these new laws largely focus on consumers (other than the CCPA), these new state laws reflect a trend toward more stringent data privacy legislation in the United States. We anticipate that similar laws will continue to be proposed at both the state and federal level. These new laws may impose obligations similar to or more stringent than those we are subject to under other data protection laws. Further, any such laws may also have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.

In the European Economic Area (the “EEA”) we are subject to the GDPR and any additional requirements in the national implementing laws of countries in the EEA, and in the UK, we are subject to the UK data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018, in each case in relation to our access, collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual, or personal information. The GDPR and UK GDPR both apply extra-territorially and impose a strict data protection compliance regime with onerous requirements on controllers and processors of personal information. Where we act as a controller, these include, for example: (i) accountability and transparency requirements (detailed disclosures about how personal information is collected and processed), and enhanced requirements for obtaining valid consent (or demonstrating that another appropriate legal basis is in place or otherwise exists to justify data processing activities); (ii) obligations to consider and implement data protection requirements as any new services are developed and to limit the amount of personal information processed; (iii) obligations to comply with data protection rights of data subjects (including the right to access and the right to be “forgotten”); (iv) reporting of personal information breaches to the supervisory authority without undue delay (and no later than 72 hours); and (v) complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. We generally act as a processor when we process personal information on behalf of our customers. Where we act as a processor and process personal information on behalf of our customers or partners we are required to execute mandatory data processing clauses with our customers/partners, notify our customers/partners of any personal information breaches involving customer personal information, assist our customers/partners with any data subject rights requests and any data protection impact assessments, and maintain a record of data processing, among other requirements under the GDPR and the UK GDPR.
The GDPR and UK GDPR each prohibit the international transfer of personal information from the EEA and the UK, respectively, to countries outside of the EEA and the UK, respectively, unless made to a country deemed to have adequate data privacy laws by the European Commission or the UK government (as applicable) or where a data transfer mechanism has been put in place. Recent international legal developments have created complexity and uncertainty regarding transfers of personal information. As data protection authorities in the EEA and UK issue further guidance on personal information export mechanisms, including circumstances where the standard contractual clauses cannot be used, or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we operate our business and could harm our business, financial condition and results of operations.
These data privacy laws are uncertain, evolving and interpreted and applied in different ways in different countries, even with respect to definitions of personal information and concepts such as anonymization and pseudonymization. There will be increasing scope for divergence in application, interpretation and enforcement, and risks. This will present operational challenges, for example, if dealing with notification requirements in the context of a multijurisdictional data breach. As a result, our legal obligations in different countries, and our efforts to comply with those legal obligations, may be inadequate or in conflict. We cannot guarantee that we are, or will be, in compliance with all applicable domestic and international regulations as they are enforced now or as they evolve.
Any actual or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to data privacy, data security, or personal information may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our business or commercial partners and customers to lose trust in us, which could have an adverse effect on our reputation and business. For example, under the CCPA the California Attorney General may impose civil penalties for violations of up to $7,500 per violation if the violation is intentional, and it also provides a private right of action for certain data breaches. In addition to the fines under the CCPA, we are also subject to the supervision of local data protection authorities in the EEA and UK. Fines for certain violations of the GDPR and the UK GDPR are significant—for example, up to the greater of €20 million (£17.5 million) or 4% of total global annual turnover. Therefore, a breach of data privacy laws could result in regulatory investigations, reputational damage, orders to cease or change how we process data, enforcement notices or assessment notices (for a compulsory audit). In addition, we may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
If we use open source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages or costly remediation or disruption to our business.
We use open source software in some of our solutions. The terms of various open-source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions as currently marketed. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. Additionally, certain open source software licenses require the user of such software to make any derivative works of the open-source code available to others on terms that are unfavorable to such user or at no cost. This can effectively render what was previously proprietary software open source software. While we have policies and procedures in place governing the use of open source software, there is a risk that we incorporate open source software with onerous licensing terms, including the obligation to make our source code available for others to use or modify without compensation to us.
If we receive an allegation that we have violated an open source license, we may incur significant legal expenses, be subject to damages, be required to redesign our product to remove the open source software, or be required to comply with onerous license restrictions, all of which could have a material impact on our business. It is possible under the terms of certain open source licenses (often called “copyleft” or “viral” licenses), if we combine our proprietary software with open source software in a certain manner, that we could be required to release the source code of our proprietary software and make our proprietary software available under open source licenses. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing and commercialization of our solutions, each of which could reduce or eliminate the value of our solutions. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Even in the absence of a claim, if we discover the use of open source software inconsistent with our policies, we could be required to expend significant time and resources to replace the open source software or obtain a commercial license, which may not be available.
Sales and implementation of our software and related services, including our cloud services, are subject to a number of material risks, some of which are beyond our direct control.
A core element of our business is the successful implementation of our software and service solutions. The implementation of our software and cloud-based service deliveries depends on us, our partners, our customers or a combination thereof. The sale and implementation of our software and related services subjects us to a number of risks, including but not limited to:
•insufficient or incorrect information provided by customers, resulting in mismatched contractual commitments and execution;
•insufficient customer expectation management, including with respect to scope, integration capabilities, implementation and the utilization of our solutions;
•lack of customer commitments and respective engagements, including any insufficient commitment of resources or lack of solution migrations to the latest offerings, resulting in delays or deviations from recommended best practices;
•challenges to effectively implementing acquired technologies;
•unrenderable services committed during the sales stage;
•security risks related to our hosting infrastructure that are not mitigated by cloud platforms; and
•deviations from our standard terms and conditions.

Any of these events could have an adverse effect on our business, financial condition and results of operation.
We use software vendors and network and cloud providers in our business, and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change, it could have an adverse effect on our business, financial condition and results of operations.
Our ability to provide our services to our customers and operate our global business requires that we work with certain third-party providers, including software vendors and network and cloud providers, and depends on such third parties meeting our expectations in both timeliness, quality, quantity and economics. Our third-party suppliers may be unable to meet our expectations due to a number of factors, including factors attributable to the COVID-19 pandemic or personnel limitations as a result of a reduction in force. We might incur significant additional liabilities if the services provided by these third parties do not meet our expectations, if they terminate or refuse to renew their relationships with us or if they offer their services to us on less advantageous terms. In addition, while there are backup systems in many of our operating facilities, we may experience an extended outage of network services supplied by these vendors or providers that could impair our ability to deliver our services, which could have an adverse effect on our business, financial condition and results of operations.
We could lose our access to our data providers, which could negatively impact our software solutions and could have a material adverse effect on our business, financial condition and results of operations.
Our software business depends upon continued access to and receipt of data from external sources. Our data providers could stop providing data, provide outdated data or inaccurate data or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our data providers in a way that allows us to legally use the data. If we were to lose access to this external data, either temporarily or permanently, or if our access or use were restricted or were to become less economical or desirable, our ability to provide the full breadth of our S&A services and software solutions could be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations. We cannot provide assurance that we will be successful in maintaining our relationships with these external data providers or that we will be able to continue to obtain data from them on acceptable terms, or at all. Further, we cannot provide assurance that we will be able to obtain adequate data on commercially acceptable terms from alternative sources if our current sources become unavailable.
A failure in the integrity of our data or the systems upon which we rely could harm our brand and result in a loss of sales and an increase in legal claims.
The reliability of our services is dependent upon the integrity of the data in our global systems. A failure in the integrity of our systems, or an inability to ensure that our usage of data is consistent with any terms or restrictions on such use, whether inadvertently or through the actions of a third party, could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions. For example, we license data from third parties for inclusion in the data solutions that we sell to our customers, and while we have guidelines and quality control requirements in place, we do not have absolute control over such third parties’ data collection and compliance practices. We may experience an increase in risks to the integrity of our systems as we acquire content through the acquisition of companies with existing systems that may not be of the same quality or integrity as our existing systems.
In addition, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet as well as emergence of new technologies. These improvements, as well as changes in customer preferences or regulatory requirements or transitions to non-traditional or free data sources or new technologies, may require changes in the technology used to gather and process our data and deliver our solutions. Further, we rely on third-party technology contractors that have extensive knowledge of our systems and database technologies. The loss of these third-party contractors could negatively affect our ability to maintain and improve our systems. Our success will depend, in part, upon our ability to:
•internally develop and implement new and competitive technologies;
•leverage mature governance, data and analytic capabilities to enable a more efficient and scalable business;
•use leading third-party technologies and contractors effectively;
•respond to changing customer needs and regulatory requirements, including being able to bring our new solutions to the market quickly; and
•transition customers and data sources successfully to new interfaces or other technologies.
We may not successfully implement new technologies, cause customers or data suppliers to implement compatible technologies or adapt our technology to evolving customer, regulatory and competitive requirements. If we fail to respond, or fail to cause our customers or data suppliers to respond, to changes in technology, regulatory requirements or customer preferences, the demand for our services, the delivery of our services and our market reputation could be adversely affected. Additionally, our failure to implement important updates or the loss of key third-party technology consultants could affect our ability to successfully meet the timeline for us to generate cost savings resulting from our investments in improved technology. Failure to achieve any of these objectives would impede our ability to deliver strong financial results.
Although we are continually evolving the systems upon which we rely to meet customer demands and support the development of new solutions and technologies, certain of our existing infrastructure is comprised of complex legacy technology that requires time and investment to upgrade without disruption to the business. We have also licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant such licenses and by customers, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Third Parties
Our business depends substantially on the level of our customer satisfaction and specifically on customers maintaining their agreements with us and purchasing additional services from us. Any significant decline in our customer satisfaction rates or the rates at which our customers purchase additional services from us, as well as any increase in the rates at which our customers terminate our agreements with us, in each case, could harm our business, financial condition and results of operations.
In order for us to improve our operating results, it is important that our customer satisfaction remains high, that our customers maintain their agreements with us and that they also purchase additional services from us. We believe we have a strong business model that will continue to generate significant recurring revenue as long as our customers continue to use the UL Mark on their products and components. However, our customers generally have no obligation to continue purchasing additional services under their agreements with us, and there is no assurance that our customers will continue to request services under their agreements with us at the same or a higher level of service, if at all. Every year, some of our customers elect not to continue purchasing services under their agreements with us. Moreover, certain of our customers have the right to cancel their agreements for convenience, subject to certain notice requirements and, in some cases, early termination fees. Our customer retention rates and the amount of services purchased under their agreements may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, our customer service, our pricing, the prices of competing services, mergers and acquisitions affecting our customer base or the acquired customer base, reduced hiring by our customers or reductions in our customers’ spending levels. If our customers do not maintain their agreements with us or the level of services purchased thereunder, renegotiate such agreements, purchase our services on less favorable terms or fail to purchase additional services from us at all, our revenue may decline and our operating results may be harmed.

Any requirements that we accept third-party test results or certifications of components, end products, processes or systems in lieu of collecting our own data and conducting our own tests could impact the demand for our services and have a material adverse effect on our business, financial condition and results of operations.
We generally do not accept third-party test results or certifications. For example, when providing TIC services to our customers, in most cases we do not rely on data, test results or certifications provided by such customers or other TIC providers on components, end products, processes or systems. Instead, we gather our own data and conduct our own tests, which helps us maintain the integrity of our brand and contributes to our revenue. Any requirement—by our customers, regulators or otherwise—to accept third-party data, test results or certifications could negatively impact our reputation or reduce demand for our services. If we were to accept third-party test results or certifications of certain components and test only end products, and if any such end products were to fail, be non-compliant, cause property damage or physical injury or otherwise fail to meet our customers’ expectations, we could be subject to additional liability and reputational damage. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Any unethical conduct by our employees, agents, customers, contractors or partners could result in financial penalties or affect our brand, reputation or image, any of which could have a material adverse impact on our business, financial condition and results of operations.
We strive to enforce strict ethical values and principles in conducting our business. However, the risk of isolated acts in breach of these values and principles by our employees, agents, customers, contractors or partners cannot be ruled out. These may include employee actions, such as what is known as dry labbing—fabricating test results—or failures to act in the face of corruption in order to secure personal gain, facilitate business development, avoid or settle disputes or fast track administrative decisions, as well as fraudulent acts, conflicts of interest, anti-competitive practices and violation of international economic sanctions.
In terms of ethical conduct, we believe our main risk exposure to be the corruption of our employees or contractors during an audit or inspection carried out at a customer’s premises, or at the premises of one of the customer’s suppliers on behalf of the customer, and we have in the past received reports of our employees and contractors being offered bribes. The risk of corruption increases when (i) the company audited or inspected by our employees or contractors is located in a jurisdiction where corruption is considered to be endemic, culturally accepted or commonly attempted, or when (ii) the audited entity’s business or the development of that business depends on the delivery of a favorable report by us.
We may also experience unethical conduct from customers, which could impact our business. For example, we are subject to the risk that customers will, and have had customers in the past, provide curated or cherry-picked samples that are not representative of production units for use in our testing, inspection and certification processes, which can affect the integrity of our results. In addition, certification programs, or schemes, are governed by rules that can be complex and costly to implement. Our employees and contractors have in the past, and may in the future, face pressure from customers to deviate from a proscribed scheme. Any such deviation, or any other unethical conduct, could result in damage to our reputation or the loss of our accreditations, either of which could have a material adverse impact on our business, financial condition and results of operations. Failure to comply with independence or objectivity rules (which may or may not result from an act of corruption) is also considered a major risk for our business. As another example, we are subject to the risk that our customers or partners will use our name in a misleading or otherwise unethically impermissible way in an attempt to use our reputation to their advantage.
Our subcontractors, outside laboratories and other third parties with which we do business could take actions that could harm our business.
We outsource a number of our services, including certain of our laboratory activities. Our subcontractors, outside laboratories and other third parties with which we do business are contractually obligated to operate their businesses in accordance with the standards set forth in our agreements with them and applicable laws and regulations. However, they are independent third parties that we do not control, and who own, operate and oversee the daily operations of their businesses. If any of our subcontractors, outside laboratories or other third parties do not fulfill their contractual obligations to deliver their products or services on time or on budget, our business, financial condition and results of operations could be adversely affected.
Additionally, if such third parties do not successfully operate their businesses in a manner consistent with required laws, standards or regulations, we could be subject to claims from regulators or legal claims for the actions or omissions of such third-party distributors, subcontractors and vendors. In addition, our relationship with our subcontractors and vendors could become strained (including resulting in litigation) as we impose new standards or assert more rigorous enforcement practices relating to the existing required standards. These strains in our relationships or claims could have a material adverse effect on our reputation, business, financial condition and results of operations.
A conflict of interest or perceived conflict of interest between our business and the research and standards activities of UL Research Institutes and UL Standards & Engagement, respectively, could adversely impact our reputation and could also have a material adverse effect on our business, financial condition and results of operations.
We are controlled by UL Standards & Engagement, of which UL Research Institutes is the sole member. UL Research Institutes and UL Standards & Engagement are both nonprofit organizations. UL Research Institutes is focused on the research and exploration of, and communication about, threats to human safety, and UL Standards & Engagement is focused on the translation of research insights into practical innovations to advance human safety through development of safety standards and proactive communication, advocacy and policy initiatives related thereto. Like other TIC providers, we often test and certify against such standards when performing our TIC services, and we participate in meetings and in standards technical panels convened by UL Standards & Engagement on equal footing with other TIC companies. Although we are dedicated to maintaining our impartiality and independence and have appropriate systems and processes in place to maintain separation between our business and the activities of UL Research Institutes and UL Standards & Engagement, perceived conflicts of interest may arise where we test, inspect or certify products to assess whether they meet standards developed by UL Standards & Engagement. Conflicts of interest could also arise between UL Research Institutes’ or UL Standards & Engagement’s activities and our business or the interests of any of our customers, which could result in the loss of such customers or adversely affect our ability to grow our relationships with existing customers or to attract new customers in industries or areas on which our strategy and growth objectives are focused. A conflict of interest, whether actual or perceived, between us and UL Standards & Engagement or UL Research Institutes could negatively affect our brand or reputation or the integrity of our reports, certificates and certification marks, any of which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to various restrictive covenants that could materially adversely impact our business, financial position, results of operations and cash flows.
From time to time, we enter into noncompetition agreements or other restrictive covenants (e.g., exclusivity, take or pay and non-solicitation obligations), including in connection with business dispositions or strategic contracts, that restrict us from entering into lines of business or operating in certain geographic areas into which we may desire to expand our business. We also are subject to various non-solicitation and no-hire covenants that may restrict our ability to solicit potential customers or employees. If we do not comply with such restrictive covenants, or if a dispute arises regarding the scope and interpretation thereof, litigation could ensue, which could have an adverse impact on our business, financial position, results of operations and cash flows. Further, to the extent that such restrictive covenants prevent us from taking advantage of business opportunities, our business, financial position, results of operations and cash flows may be adversely impacted.
Risks Related to Litigation and Regulation
Allegations of our failure to properly perform our services may expose us to potential product and other liability claims, recalls, penalties and reputational harm or could otherwise cause a material adverse effect on our business.
We face the risk of financial exposure to product, consumer class action and other liability claims alleging that our failure to adequately perform our services resulted in adverse consequences, including product recalls or seizures, adverse publicity and safety alerts. For example, we have been, and may in the future be, subject to claims resulting from our misapplication of standards or regulations, errors in our testing procedures and our failure to perform certain inspections. We could also face claims that we performed erroneous or out-of-specification testing or data integrity complaints, which could require retesting, and which could result in claims of economic or other loss or which could result in personal injury. We derive limited revenue from government customers and our government contracts may contain additional requirements that may increase our costs of doing business, subject us to additional government scrutiny and expose us to liability for failure to comply with contractual requirements. A product liability judgment against us could also result in substantial and unexpected costs, affect customer confidence in our services, damage our reputation and divert management’s attention from other responsibilities.
Although we maintain product and professional liability insurance coverage in amounts we believe are customary, there can be no assurance that this level of coverage is adequate or that we will be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product recall or seizure, consumer class action or partially or completely uninsured judgment against us could have a material adverse effect on our business, prospects, financial condition and results of operations.
Changes to the relevant regulatory frameworks could result in a reduction in required inspections, tests or certifications, or harmonized international or cross-industry benchmarks and standards, any of which could lead to the reduction in demand for, or commoditization of, our services.
We conduct our business in a heavily regulated environment, with regulations sometimes differing widely from one country to the next. Many of our business activities involve inspecting, testing or certifying compliance with all types of benchmarks, regulations and standards. These regulatory frameworks are at the heart of most of our operating activities and directly determine our capacity to exercise our TIC activities as well as the operating conditions in which we conduct them.
We benefit from a broad range of differing certification standards that apply to TIC across different countries, regions and states as our customers are frequently required to comply with multiple applicable standards across jurisdictions, thereby increasing their regulatory compliance burden. Increased competitive pressure on TIC activities could drive an acceleration in efforts to harmonize international or cross-industry benchmarks or standards with which our customers regularly need to demonstrate their compliance in order to act in accordance with applicable laws and regulations. If government or other authorities adopt uniform standards or agree to mutually recognize each other’s standards, this could lead to the reduction in demand for, or commoditization of, our TIC services. If the trend were to swing the opposite way, it would lead to fragmentation owing to a decoupling of the Chinese, U.S. and European economies. Certain countries could also choose not to allow private or foreign companies to engage in the local TIC market or may decide to change the rules for conducting business such that we can no longer operate in those countries.
Regulatory developments concerning the collection, use and storage of data could negatively impact our business.
Because personal, public and non-public information is stored in some of our databases, we are vulnerable to government regulation and adverse publicity concerning the use of our data. We provide many types of data and services that already are subject to regulation under GDPR, UK GDPR, China’s Data Security Law and the PIPL and various other U.S. and international regulations. These laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information in the marketplace.
However, many consumer advocates, privacy advocates and government regulators believe that the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. Similar initiatives are under way in other countries in which we do business or from which we source data. We have implemented various measures to comply with the data privacy and protection principles of GDPR and similar laws and regulations; however, there can be no assurances that such methods will be deemed fully compliant. If we are unable to comply with such data privacy and protection principles, it will impede our ability to conduct business, including between the United States and the European Union, which could have a material adverse effect on our business, financial position, results of operations or cash flows.
The following legal and regulatory developments also could have a material adverse effect on our business, financial position, results of operations or cash flows:
•amendment, enactment or interpretation of laws and regulations which restrict the access and use of personal information and reduce the supply of data available to customers;
•changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our services or solutions;
•failure of our services or solutions to comply with current and future laws and regulations; and
•failure of our services or solutions to adapt to changes in the regulatory environment in an efficient, cost-effective manner.
Our services sometimes involve handling or disposing of hazardous substances or dangerous materials, and we are subject to environmental requirements and risks which could result in significant costs, liabilities and obligations.
Our operations are subject to stringent and complex U.S. federal, state and local, as well as foreign, laws and regulations governing the discharge of materials into the environment, the health and safety aspects of our operations or otherwise relating to environmental protection. Some of our services and operations involve the handling or disposal of hazardous substances or dangerous materials, including explosive, chemical, biological, radiological or nuclear materials. These activities generally subject us to extensive environmental protection and health and safety laws and regulations, which, among other things, require us to incur costs to comply with these regulations and could impose liability on us for handling or disposing of hazardous substances or dangerous materials. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Furthermore, failure to comply with these environmental protection and health and safety laws and regulations could result in civil, criminal, regulatory, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. government, and could also result in investigations, the imposition of corrective action or remedial obligations and the issuance of orders limiting or prohibiting some or all of our operations. In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. We, like other businesses, can never completely eliminate the risk of contamination or injury from certain materials that we use in our business. If we have any violations of, or incur liabilities pursuant to, these laws or regulations, it may result in a material adverse effect on our business, financial condition and results of operations.
Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or facilities of third parties that received waste generated by our operations, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken.
We have limited, and potentially insufficient, insurance coverage for expenses and losses that may arise in connection with environmental contamination. Finally, in connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses.

Failure to comply with labor and employment laws and regulations to which we are subject could result in penalties or costs that could adversely affect our consolidated results of operations.
Our business is subject to complex and stringent regulations, both in the United States and internationally, related to employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements, transportation and other laws and regulations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with the labor and employment laws and regulations to which we are subject, including, for example, the Occupational Safety and Health Act of 1970. Changes in laws, regulations and the related interpretations may alter the landscape in which we do business and may affect our costs of doing business. The impact of new laws and regulations cannot be predicted. Compliance with new laws and regulations may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws or regulations could result in substantial fines by government authorities, payment of damages to private litigants, or possible revocation of our authority to conduct our operations, which could adversely affect our ability to service customers and our consolidated results of operations.
Changes in, a significant delay in obtaining, failure to obtain or the withdrawal or revocation of our licenses, approvals, accreditations or other authorizations or delegations of authority would likely have a material adverse effect on our business, financial condition and results of operations.
We are required to obtain and hold permits, licenses, accreditations and other regulatory approvals from numerous governmental bodies, both in the United States and in other countries in which we operate, in order to comply with operating and security standards imposed by such bodies. We are also required to obtain various accreditations and professional licenses. For example, in accordance with the laws and regulations of China, we are required to obtain and maintain various approvals, permissions, licenses, permits and registrations in order to operate our business there. Most critically to our business in China, and for each of our businesses there, we and UL-CCIC are required to register with and obtain a business license from the State Administration for Market Regulation and/or its local branches and, in the case of UL-CCIC, to receive approval from the Certification and Accreditation Administration of the People’s Republic of China. To date, we and UL-CCIC have completed such registration and received such required business licenses and accreditations to operate our business. In addition, depending on the services being provided by a lab in China, we are required to obtain certain qualifications from the China Inspection Body and Laboratory Mandatory Approval authority for such lab.
From time to time, we have experienced delays in obtaining or renewing, and may have failed to obtain, certain required approvals, and there can be no assurance that we will be able to obtain or maintain any such approvals in the future. To date, any such delays or failures to obtain required approvals has not had a material impact on our business or operations. Failure to maintain or renew necessary permits, licenses, accreditations, approvals or authorizations, or to comply with required standards, or any inadvertent conclusion by us that any such permits, licenses, accreditations, approvals or authorizations are not required, could result in our or inability to continue our businesses in the various jurisdictions in which we operate in a manner consistent with past practice, which could in turn have an adverse effect on our results of operations and financial position.
We could also be required to obtain new or different permits, licenses, accreditations, approvals or authorizations in the future. If any new necessary permits, licenses, accreditations, approvals or authorizations are required, or if any review or other procedure is required, we or may not be able to obtain such permits, licenses, accreditations, approvals or authorizations or complete such review or other relevant procedure in a timely manner or at all. Any permits, licenses, accreditations, approvals or authorizations that we obtain could nevertheless be revoked or the terms of their issuance may impose restrictions on our operations.
Our customers may require evidence of various government and private professional licensing and accreditations as part of their selection of a provider of our services, while various governmental and regulatory authorities may mandate certain accreditations and professional licensing in connection with the performance of various services. Although we believe our operations comply with all material accreditation and professional licensing requirements, there can be no assurance that we will always be able to obtain the accreditations and professional licenses necessary or desirable for our business in each jurisdiction in which we operate or seek to operate. A material delay in obtaining, the failure to obtain or the withdrawal or revocation of, licenses, approvals or other authorizations could have a material adverse effect on individual operations within our business or, more broadly, a negative effect on our overall operations and reputation.
The accreditations, approvals, permits, delegations of authority, official recognition and other authorizations we must in some instances obtain are issued by public authorities or professional organizations, often following long and often complex review procedures. Most authorizations are granted for limited periods of time and are subject to periodic renewal by the authority concerned. For some of our businesses, we must be an active member of certain professional organizations in order to be eligible for select projects.
Although we closely monitor the quality of services provided under these authorizations, as well as the renewal and stability of our authorizations portfolio, any failure to meet our professional obligations or conflicts of interest, real or perceived, could cause us to lose one or more of our authorizations, either temporarily or on a permanent basis. A public authority or professional organization that has granted us one or more authorizations could also unilaterally decide to withdraw such authorizations. For example, the American National Standards Institute accredits one of our primary certification programs using a set of standards published by ISO. If we were to lose this accreditation, our revenues would be negatively impacted, which would cause a material adverse effect on our business, financial condition and results of operations.
Similarly, although we monitor developments in the regulatory landscapes in the jurisdictions in which we operate, if any regulatory agency were to decide that we have not met their required standards or obtained or maintained their required permissions or approvals, such regulatory agency could impose fines and penalties on, limit or revoke our operating privileges in that jurisdiction or take other actions that could have a material adverse effect our business, financial condition, results of operations and reputation.
We are currently defending certain litigation, and we are likely to be subject to additional litigation in the future.
Our business exposes us to significant potential risk from lawsuits, investigations and other legal proceedings. We are currently pursuing and defending various proceedings and will likely be subject to additional proceedings in the future, including, among others, litigation regarding the services and solutions we provide, ordinary course employment litigation and intellectual property-related claims.
For example, as with any TIC company, the quality and pertinence of our work and findings could be called into question in the event that flaws are subsequently identified or a major incident occurs. What makes these types of claims different is that TIC companies can be held liable for sums that are often disproportionate in light of the amounts actually paid for the services provided. In the normal course of our business, we are sometimes involved in proceedings that seek to establish our professional liability on a contractual or extra-contractual basis in connection with the TIC services we provide.
In litigation, plaintiffs may seek various remedies, including without limitation declaratory or injunctive relief; compensatory or punitive damages; restitution, disgorgement, civil penalties, abatement, attorneys’ fees, costs or other relief. Settlement demands may seek significant monetary and other remedies, or otherwise be on terms that we do not consider reasonable under the circumstances. In some instances, even if we comply with applicable laws and regulations, an adverse judgment or outcome may occur based on other applicable laws or principles of common law, including negligence and strict liability, and result in significant liability and reputational damage for us. It is likely that we will be subject to other claims in addition to those described above by similar groups of plaintiffs in the future relating to any of our current or former facilities or activities. In addition, awards against and settlements by our competitors or publicity associated with our current litigation could incentivize parties to bring additional claims against us.
Any claim brought against us, regardless of its merits, could be costly to defend and could result in an increase of our insurance premiums and exhaust our available insurance coverage. The financial impact of litigation is difficult to assess or quantify. Some claims brought against us might not be covered by our insurance policies or might exhaust our available insurance coverage for such occurrences. Furthermore, an insurer might refuse coverage, and even where the claim should be covered by insurance, we have significant self-insured retention amounts, which we would have to pay in full before obtaining any insurance proceeds. To the extent our insurance coverage is inadequate and we are not successful in identifying or purchasing additional coverage for such claims, we would have to pay the amount of any settlement or judgment that is in excess of policy limits. Claims against us that result in entry of a judgment or that we settle that are not covered or not sufficiently covered by insurance policies, or which fall within retained liability under our policies, could have a material adverse impact on our business, prospects, financial condition and results of operations.
Our engagements may result in professional or other liability.
Much of our business involves the provision of professional services. Our services typically involve difficult engineering and scientific assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on a customer’s business, cause a customer to lose significant amounts of money or prevent a customer from pursuing desirable business opportunities. Accordingly, if a customer is dissatisfied with our performance, the customer could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently, disclosed customer confidential information, lost or damaged product samples, infringed on patents or otherwise breached our obligations to a customer could expose us to significant liabilities to our customers or other third parties or tarnish our reputation.
Risks Related to Our Intellectual Property
Any failure to obtain, maintain, adequately protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology, the UL Mark and our brand.
Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights. We rely on a combination of trademarks, certification marks, service marks, patents, trade secrets, copyrights and other forms of intellectual property, contractual restrictions and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our UL Mark, brand, know-how or technology if we are unable to enforce our rights for whatever reason or if we do not detect unauthorized use or if there is misuse of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to or copy our proprietary technology, use similar trademarks and certification marks and develop and commercialize substantially identical services or technologies, such that our business, financial condition, results of operations or prospects may be harmed.
We believe that our trademarks, logos, service marks and certification marks are integral to our business and our success in building our reputation, customer loyalty and the goodwill associated with our business. The UL Mark, in particular, is critical to our business and our brand, and any loss of protection of the UL Mark would likely have a material impact on either or both. We rely on trademark registrations and have registered, or have applied to register, those trademarks, service marks and certification marks that we believe are important to our business with the United States Patent and Trademark Office and in many foreign jurisdictions. We cannot assure that our applications will be approved or that these registrations will prevent imitation, counterfeiting or other infringement of our name, certification marks, service marks or the infringement of our other intellectual property rights by others. Third parties may also oppose our trademark applications and registrations or otherwise challenge our use of the trademarks, certification marks or service marks. Imitation, unauthorized use or misuse of our name, certification marks or service marks in a manner that projects lesser quality or carries a negative connotation of our brand image or services could have a material adverse effect on our business, financial condition, and results of operations. To assert control over the use of our trademarks, we rely on contractual protections with our customers, and we implement quality control measures and monitoring techniques intended to protect our trademarks from unauthorized use or other misuse. However, no assurances can be given that those contracts will not be breached, and we cannot be certain that the actions we have taken to establish, police and protect our trademarks or our resources will be adequate to prevent or detect infringing use by others. If disputes arise in the future, we may not be able to successfully resolve these types of conflicts to our satisfaction. In the event that our certification marks, trademarks or service marks are successfully challenged or cancelled, we could lose protection for them in the applicable jurisdiction, which could result in third parties using identical or confusingly similar marks to our trademarks, certification marks or service marks, loss of brand recognition, could require us to change the operation of our business and could require us to devote resources to advertising and marketing. Although we cannot currently estimate the likelihood of success of any such lawsuit, administrative challenge or ultimate resolution of such a conflict, such a conflict, regardless of outcome, could have an adverse effect on our business, financial condition and results of operations. In the future, we may acquire additional trademarks, service marks or certification marks, or license such marks from third parties, which could require significant cash expenditures. The loss of our trademark protection or the inability to enforce our trademarks, service marks, or certification marks against unauthorized copying or use could have a material adverse effect on our business, financial condition and results of operations.
We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we currently hold issued patents in multiple jurisdictions. In the future we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the technology of third parties, which could require significant cash expenditures. Our patents do not cover all of our technologies, methods and systems and our competitors or others may design around our patented technologies. Further, when we seek patent protection for a particular technology, there is no assurance that the applications we file will result in issued patents or that if patents do issue as a result that they will allow us to effectively block competitors creating competing technology. Some of our know-how or technology is not patented or patentable and may constitute trade secrets. To secure and protect our intellectual property, including know-how and trade secrets, we have a policy of requiring our employees, consultants, advisors and other collaborators who contribute to our material intellectual property or have access to our proprietary or confidential information to enter into agreements which include invention and intellectual property assignment language and provisions restricting use and disclosure of our proprietary or confidential information. We also rely on customary contractual protections with our suppliers and customers, and we implement security measures intended to protect our trade secrets, know-how and other proprietary information. However, no assurances can be given that all employees, consultants, advisors or other collaborators who have contributed to material intellectual property development or have had access to our proprietary or confidential information, have actually executed one of these agreements and even if they have, that those contracts will not be breached. Further, those contracts and arrangements may be ineffective in protecting our intellectual property, may not prevent unauthorized disclosure, and do not prevent third parties from independently developing technologies that may be substantially equivalent or superior to our technology. The loss of our intellectual property or the inability to protect our proprietary technology against unauthorized copying or use could have a material adverse effect on our business, financial condition and results of operations.
We also currently hold various domain names relating to our brand. The regulation of domain names in the United States and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirement for holding domain names. As a result we may not be able to acquire or maintain all domain names that are important for our business or use our name. Furthermore, we may be unable to prevent third parties from acquiring and using domain names that are confusingly similar to, or that otherwise have a negative impact on, the value of our trademarks, certification marks and other proprietary rights or intellectual property rights. Any inability or failure to do so could adversely affect our brand and make it more difficult for users to find our websites.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights against others may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources could result in our substituting inferior or more costly technologies or injure our reputation. In addition, we may be required to license additional technology from third parties in order to develop and market new services and we cannot be certain that we could obtain commercial licenses of third-party technology on commercially reasonable terms or at all. Our inability to license this technology could harm our ability to compete and have a material adverse effect on our business, financial condition and results of operations.

The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.
The absence of internationally harmonized intellectual property laws and different enforcement regimes makes it more difficult to ensure consistent protection of our proprietary rights. Despite our best efforts, we may not be able to secure registrations or protection of our trademarks, service marks, certification marks, patentable inventions, copyrights and other intellectual property in certain key foreign jurisdictions and markets due to applicable intellectual property laws and procedures in certain countries. Even if we are able to secure registrations in such foreign countries, our strong international presence may lead to increased exposure to unauthorized copying and use of our technologies, proprietary information or branding. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. Our inability to secure or enforce our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.
Our intellectual property is at risk of being copied, imitated, counterfeited or forged, which could result in costly legal proceedings and damage to our brand, reputation and business.
We rely on trademark laws to protect our proprietary rights with respect to our brand, including our service marks, certification marks, and other trademarks. Our efforts to protect our intellectual property may not be effective and may be challenged by third parties. See “—Any failure to obtain, maintain, adequately protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology, the UL Mark and our brand.” We are also susceptible to injury from parallel trade (i.e., gray markets) and counterfeiting of our products, services and intellectual property, including our trademarks and certification marks, which could harm our reputation. Infringement claims and lawsuits likely would be expensive to resolve and would require substantial management time and resources. Any adverse determination in litigation could subject us to the loss of our rights to a particular trademark or certification mark, which could prevent us from selling or providing aspects of our services or could subject us to substantial liability, any of which would harm our results of operations.
Since our marks are used internationally, we are dependent on the laws of foreign countries to protect our intellectual property. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. See “—The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.” Although we will continue to devote substantial resources to the establishment and protection of our intellectual property on a worldwide basis, we cannot be certain that these efforts will be successful or that the costs associated with protecting our rights abroad will not be extensive. Given our geographic footprint across multiple continents, our business is subject to increased risks of theft and unauthorized use of our intellectual property. We may face significant expenses and liability in connection with the protection of our intellectual property rights both inside and outside of the United States and, if we are unable to successfully protect our intellectual property rights or resolve any conflicts, our results of operations may be harmed, which would materially and adversely affect our results of operation, financial condition, business and prospects.
Unintended or unauthorized disclosure of trade secrets, source code or other proprietary information could have a material adverse effect on our business.
In the ordinary course of our business, we maintain sensitive data on our networks, including our intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. We regularly enter into confidentiality obligations with our customers, suppliers and parties to or from whom we license or with whom we otherwise exchange intellectual property or confidential information. The secure maintenance of this information is critical to our business and reputation. We have put in place policies, procedures and technological safeguards designed to protect the security and privacy of this information. However, we cannot guarantee that this information will not be improperly disclosed or accessed. Disclosure of this information could harm our reputation, subject us to liability under our agreements and harm our relationships with key counterparties, which could materially and adversely affect our results of operation, financial condition, business and prospects.
In addition, our trade secrets, know-how and other proprietary information may be stolen, used in an unauthorized manner or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the license, potential licensees that were ultimately not licensed or other parties reverse engineering our solutions.
We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of our efforts and attention.
The steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful, and our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. We may incur costs to defend against, face liability for or be vulnerable to intellectual property infringement claims brought against us by others, as third parties have asserted and may assert claims against us alleging that we infringe upon, misappropriate, dilute or otherwise violate their intellectual property rights. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. For example, patent applications in the United States and some foreign countries are generally not publicly disclosed until the patent is issued or published and we may not be aware of currently filed patent applications that relate to our products or processes. If patents later issue on these applications, we may be found liable for subsequent infringement. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition and results of operations. If such proceedings result in an adverse outcome, we could, among other things, be required to:
•pay substantial damages (potentially treble damages in the United States);
•discontinue the use of the infringing processes;
•expend significant resources to develop non-infringing processes; and
•enter into licensing arrangements from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.
If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.
Risks Related to Our Indebtedness
We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
As of September 30, 2023 and December 31, 2022, our total long-term debt was $499 million. In October 2023, we issued $300 million in aggregate principal amount of 6.500% senior notes due in 2028. On a pro forma basis, after giving effect to the sale of the notes and expected borrowings of $           million under our Credit Facility to fund the expected payment of a $600 million special cash dividend to UL Standards & Engagement, our total long term debt would have been $           million as of September 30, 2023. See “Prospectus Summary—Recent Developments,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” for more information about the notes and the Credit Facility.
Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems. Any decrease in our liquidity could result in our inability to meet financial obligations or fund growth plans, and we could be forced, subject to any restrictions under the Stockholder Agreement, to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.
Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations.
Our indebtedness may limit our cash flow available to invest in the ongoing needs of our business.
Our outstanding indebtedness may have negative consequences on our business, by, for example, requiring us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, dividend increases, stock buybacks and other general corporate purposes, as well as by increasing our vulnerability to adverse economic or industry conditions. In addition, our outstanding indebtedness may limit our ability to obtain additional financing in the future to enable us to react to changes in our business or industry or place us at a competitive disadvantage compared to businesses in our industry that have less debt.
An increase in interest rates would increase interest costs on our Credit Facility and any variable rate debt we incur, which could adversely impact our ability to refinance existing debt or acquire assets.
Borrowings under our Credit Facility bear interest at a rate per annum equal to, at our option, (a) in the case of U.S. dollar loans, the Bloomberg Short-term Bank Yield (“BSBY”) rate plus a margin, and for all other currencies, a specified benchmark rate for the applicable currency plus, in certain instances, a specified spread adjustment plus a margin (loans with a rate based on this clause (a), “benchmark rate loans”) or (b) for U.S. dollar loans only, the base rate plus a margin (loans with a rate based on this clause (b), “base rate loans”). As of September 30, 2023, the interest rate margin was 1.0% for benchmark rate loans and 0.0% for base rate loans but will be adjusted based on our most recently tested consolidated net leverage ratio and may vary from 1.0% to 1.5% for benchmark rate loans and 0.0% to 0.5% for base rate loans. Any increase in the interest rate applicable to borrowings under the Credit Facility will reduce our cash flows available for other corporate purposes, including operations, capital expenditures and acquisitions. Further, rising interest rates could limit our ability to refinance existing debt when it matures and increase interest costs on any debt that is refinanced. We may from time to time enter into agreements such as interest rate swaps or other interest rate hedging contracts. While these agreements may lessen the impact of rising interest rates, they also expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.
Since 2022, the variable interest rates applicable to both benchmark rate loans and base rate loans under our Credit Facility generally rose in line with interest rate changes in the marketplace and are expected to continue to increase with any future Federal Reserve Board interest rate increases and future increases to the BSBY index. The effects of these interest rate changes on our interest expense have been mitigated by substantial payments we made in 2022 to reduce the outstanding balance under our revolving credit facility. In addition, increases in interest expenses are considered with other expense increases that may be passed, in whole or in part, along to our customers; however, we do not expect increases in interest expenses to materially impact our pricing strategy in the near term because interest expenses represent an insignificant portion of our total expenses. Accordingly, the increased interest payments on our variable-rate debt are not material to our overall liquidity position and have not impacted, and are not expected to have an impact on, our ability to make timely payments under our Credit Facility.
The terms of our Credit Facility and the indenture governing the notes contain restrictions and limitations on us and UL LLC that could impact our ability to operate our business.
Our Credit Facility and the indenture governing the notes contain covenants that, among other things, restrict our and, in certain instances, UL LLC’s ability to (i) transfer or sell assets, (ii) create certain liens, (iii) enter into agreements restricting dividends or other distributions by our subsidiaries, (iv) enter into certain sale and leaseback transactions, and (v) consolidate with or merge into other parties or sell or otherwise dispose of all or substantially all of our properties and assets taken as a whole. Our ability to comply with these covenants and restrictions may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions, if not waived or cured, if applicable, could result in the acceleration of all or a substantial portion of our outstanding debt under our Credit Facility and our notes. We may be unable to borrow under the Credit Facility in the future and may not be able to repay the amounts due under the Credit Facility, the indenture governing the notes or our other outstanding indebtedness. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.
We and our subsidiaries may incur substantially more indebtedness, which could further exacerbate the risks associated with our indebtedness.
We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not prohibit us or fully prohibit our subsidiaries from doing so. The Credit Facility permits additional borrowings beyond the committed amounts under certain circumstances. If new indebtedness is added to our current indebtedness levels, the related risks we face would increase, and we may not be able to meet all of our debt obligations.
Rating agency downgrades may increase our cost of capital.
Credit rating agencies continually review their ratings for the companies that they follow, including us. The rating agencies also evaluate our industry as a whole and may change their ratings for us based on their overall view of our industry, our performance and other factors. Rating agencies may lower their respective ratings of the notes or decide not to continue to rate the notes in their sole discretion. Any downgrade of our ratings by the rating agencies could reduce or limit our access to capital or increase our cost of capital.
Risks Related to this Offering and Ownership of Our Class A Common Stock
Our Class A common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to sell your shares at or above the initial public offering price.
Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price of our Class A common stock will be determined by negotiations among us, UL Standards & Engagement and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting.” Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.
Many factors, some of which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:
•our operating and financial performance and prospects;
•our quarterly or annual earnings, or those of other companies in our industry, compared to market expectations;
•conditions that impact demand for our services, including demand in our industry generally;
•future announcements concerning our business or our competitors’ businesses;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
•strategic actions by us or our competitors, such as acquisitions or restructurings;
•changes in laws or regulations which adversely affect our industry or us;
•changes in trade flow and the global supply chain;
•geopolitical factors, including sanctions laws;
•changes in accounting standards, policies, guidance, interpretations or principles;
•changes in our board of directors, senior management, or key personnel;
•issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;
•changes in our dividend policy;
•adverse resolution of new or pending litigation or other claims against us;
•the market response to rights granted to UL Standards & Engagement pursuant to our Stockholder Agreement; and
•changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, global pandemics, acts of war and responses to such events.
As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price, or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.
In the past, stockholders have brought securities class action lawsuits following periods of market volatility or stock price declines. If we are involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.
We cannot predict the effect our dual class structure may have on the market of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or in other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. Accordingly, our dual class share structure would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices and we cannot assure that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result of any of the foregoing, the market price of our Class A common stock could be adversely affected.

The substantial ownership of our common stock by UL Standards & Engagement, together with the dual class structure of our common stock and UL Standards & Engagement’s governance and consent rights under the Stockholder Agreement, will have the effect of concentrating voting control with UL Standards & Engagement for the foreseeable future, which will limit the ability of our other investors to influence corporate matters, including the election or removal of directors and the approval or rejection of any change of control transaction.
Upon completion of this offering, our Class B common stock will have ten votes per share, and our Class A common stock will have one vote per share. Following this offering, UL Standards & Engagement, as the sole holder of our outstanding Class B common stock, will beneficially own          % of our outstanding capital stock and hold          % of the voting power of our outstanding capital stock (or          % and          %, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). UL Standards & Engagement will control over a majority of the combined voting power of all of our Class A common stock and Class B common stock and therefore will be able to control all matters submitted to our stockholders for approval until the earlier of 5:00 p.m. New York City time on (1) the seven year anniversary of the date of the closing of this offering and (2) the date on which the number of outstanding shares of Class B common stock held by UL Standards & Engagement and certain permitted transferees represents less than 35% of the shares of Class B common stock held by UL Standards & Engagement immediately following this offering (including any exercise by the underwriters of their option to purchase additional shares from UL Standards & Engagement) (the “Trigger Date”). See “Description of Capital Stock.” This concentrated control will limit or preclude the ability of our other investors to influence corporate matters for the foreseeable future. For example, for the foreseeable future, UL Standards & Engagement will have sufficient voting power to determine the outcome with respect to elections of directors and the composition of our board (including whether certain of our directors also hold a management or board position with UL Standards & Engagement or UL Research Institutes), amendments to our certificate of incorporation, amendments to our bylaws that are subject to a stockholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval or rejection of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval. This concentrated control may directly or indirectly preclude us from pursuing opportunities we would otherwise pursue, including growth opportunities, which in turn may adversely affect our business, financial condition and results of operations. In addition, this concentrated control may also prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. This control may also adversely affect the market price of our Class A common stock.
Furthermore, pursuant to the Stockholder Agreement that we intend to enter into with UL Standards & Engagement in connection with this offering, UL Standards & Engagement will be entitled to nominate a specified number of up to four directors to our board based on its beneficial ownership of our common stock. The Stockholder Agreement will also provide that, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, certain significant corporate actions taken by us or our subsidiaries will require the prior written consent of UL Standards & Engagement. These actions include, subject to certain exceptions:
•entering into any new material line of business, excluding TIC and S&A activities;
•merging or consolidating with or into any other entity, other than in connection with certain internal restructurings or strategic transactions;
•acquiring stock or assets or entering into joint ventures, in each case involving consideration or obligations, as applicable, exceeding 15% of our equity market capitalization in any fiscal year;
•selling, transferring or disposing of assets with a book value exceeding 5% of our equity market capitalization in any fiscal year;
•issuing securities (i) at a price below fair market value, other than an underwritten public offering for cash, (ii) with rights that are senior to the rights of the holders of our Class B common stock, (iii) that would result in dilution of greater than 10% of our then-outstanding common stock, or (iv) that would result in UL Standards & Engagement beneficially owning less than a majority of our then-outstanding securities;

•repurchasing any of our securities in an amount exceeding 5% of our then-outstanding securities in any fiscal year;
•incurring indebtedness for borrowed money that would cause a downgrade of our debt securities from any of the Rating Agencies below investment grade;
•increasing the size of our board of directors to greater than 15 directors;
•hiring any CEO other than Ms. Scanlon;
•paying or declaring any dividend inconsistent with our dividend policy, or modifying or amending our dividend policy;
•making a loan to any third party or purchasing any debt securities other than in connection with intercompany loans between UL Solutions and its subsidiaries; and
•amending, modifying or repealing our Amended Charter or our Amended Bylaws in a manner that disproportionately adversely affects UL Standards & Engagement.
See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”
As nonprofit entities, and in furtherance of their public safety missions, UL Research Institutes and UL Standards & Engagement collaborate with a wide variety of stakeholders, some of which may have views and interests that differ and diverge from those of us, our customers and other holders of our capital stock. For example, UL Research Institutes, which is the sole member of UL Standards & Engagement, could conduct safety-science research, the results of which may have negative implications for certain of our customers or their products. Similarly, UL Standards & Engagement could develop and publish safety standards that negatively impact certain of our customers, for example by requiring the re-design or re-engineering of products to comply with the requirements of the UL Standards & Engagement standards, which could increase our customers’ costs and delay market entry of the products. Affected customers may take actions that negatively affect our business. So long as UL Standards & Engagement continues to own a significant amount of the combined voting power of our outstanding capital stock, UL Standards & Engagement will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.
We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Upon completion of this offering, UL Standards & Engagement will control approximately          % of the combined voting power of our outstanding capital stock (or          % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and may elect not to comply with certain corporate governance requirements, including:
•the requirement that a majority of the board of directors consist of independent directors;
•the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•the requirement that our human capital and compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement for an annual performance evaluation of our nominating and corporate governance and human capital and compensation committees.
While we do not currently intend to take advantage of any of these exemptions, for so long as we remain a controlled company, we may at any time and from time to time utilize any or all of such exemptions. As a result, our board of directors and committees may have more directors who do not meet the NYSE’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet the standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
If UL Standards & Engagement sells a controlling interest in our company to a third party in a private transaction, investors may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.
After the completion of this offering, UL Standards & Engagement will beneficially own          % of our outstanding common stock and control approximately          % of the combined voting power of our outstanding common stock. UL Standards & Engagement has the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company. The ability of UL Standards & Engagement to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that are publicly traded, could prevent investors from realizing any change-of-control premium on shares of our common stock that may otherwise accrue to UL Standards & Engagement on its private sale of our common stock. UL Standards & Engagement may choose to pursue such sale transactions to raise proceeds to be used in furtherance of its public safety charitable mission or because UL Standards & Engagement determines a sale transaction is otherwise in its best interests. The timing and amount of any such sale transaction may be based on the funding needs of UL Standards & Engagement and could be executed at a time or times that otherwise may not be in the best interests of us and our other stockholders. Subject to the lock-up agreement and applicable law, UL Standards & Engagement is entitled to sell shares of our Class A common stock at a time or times and in such amounts that UL Standards & Engagement determines to be in the best interests of UL Standards & Engagement. Additionally, if UL Standards & Engagement privately sells its significant equity interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of our other stockholders. In addition, if UL Standards & Engagement sells a controlling interest in our Company to a third party, our outstanding indebtedness may be subject to acceleration, our liquidity could be impaired and our third-party commercial agreements and relationships could be impacted. Any resulting change in control could also have a negative effect on our various agreements with UL Standards & Engagement, which are described in the section titled “Certain Relationships and Related Party Transactions—Agreements with UL Research Institutes and UL Standards & Engagement,” including with respect to our access to UL Standards & Engagement’s library of standards, any of which could adversely affect our ability to run our business and may have a material adverse effect on our financial condition and results of operations.
Conflicts of interest may arise because certain of our directors hold, or may in the future hold, a management or board position with UL Standards & Engagement or UL Research Institutes.
We are controlled by UL Standards & Engagement, of which UL Research Institutes is the sole member. UL Research Institutes is focused on the research and exploration of, and communication about, threats to human safety, and UL Standards & Engagement is focused on the translation of research insights into practical innovations to advance human safety through the development of safety standards and proactive communication, advocacy and policy initiatives related thereto. From time to time, certain of our directors are, and may become, trustees, directors or officers of UL Standards & Engagement or UL Research Institutes. The interests of any such director in UL Standards & Engagement or UL Research Institutes and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and UL Standards & Engagement or UL Research Institutes that could have different implications for them and us. These decisions could, for example, relate to:
•disagreement over corporate opportunities;
•succession planning, employee retention or recruiting;
•capital deployment, including our debt levels and dividend policy; and
•the services and arrangements with UL Standards & Engagement and UL Research Institutes.

Conflicts of interest could also arise if we enter into any new arrangements with UL Standards & Engagement or UL Research Institutes in the future. The presence of trustees, directors or officers of UL Standards & Engagement or UL Research Institutes on our board of directors could create, or appear to create, conflicts of interest and conflicts in allocating their time with respect to matters involving both us and UL Standards & Engagement or UL Research Institutes that could have different implications for either entity than they do for us. In particular, we note that James M. Shannon serves as a member of the board of trustees of UL Research Institutes and UL Standards & Engagement and James P. Dollive, Elisabeth Tørstad and George A. Williams serve as members of the board of trustees of UL Research Institutes. Provisions of our Amended Charter and Amended Bylaws as well as certain of our policies address corporate opportunities that are presented to any of our directors who, from time to time, are also directors or officers of UL Standards & Engagement or UL Research Institutes.
For example, our Amended Charter will provide that the doctrine of “corporate opportunity” will not apply with respect to UL Standards & Engagement, any of its directors, officers or employees or any of its or their affiliates (other than UL Solutions and its subsidiaries). The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. Because the doctrine of “corporate opportunity” will not apply with respect to UL Standards & Engagement, any of its directors, officers or employees or any of its or their affiliates (other than UL Solutions and its subsidiaries), each such “exempt person” will have no duty to communicate or present certain corporate opportunities to us, and will have the right to either hold such corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries. As a result, UL Standards & Engagement, its directors, officers or employees or any of its or their affiliates (other than UL Solutions and its subsidiaries) will not be prohibited from operating or investing in competing businesses.
We cannot assure you that our Amended Charter, Amended Bylaws or policies will adequately address potential conflicts of interest, that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to any such individual who is a trustee or director of both us and UL Standards & Engagement or UL Research Institutes. As a result, we may find ourselves in competition with UL Standards & Engagement or UL Research Institutes, and we may be precluded from pursuing certain advantageous transactions or growth initiatives.
Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and UL Standards & Engagement or UL Research Institutes with respect to our past and ongoing relationships could materially adversely affect our business and prospects.
Potential conflicts or disputes may arise between UL Standards & Engagement or UL Research Institutes and us in a number of areas relating to our past or ongoing relationships, including:
•our dividend policy or potential future share repurchase policy;
•UL Research Institutes’ research activities and the business or interests of our customers;
•intellectual property or other proprietary rights, including the use of our brand;
•joint communications and branding activities with either or both entities;
•operational activities related to support services provided by us to UL Standards & Engagement and UL Research Institutes, including information technology, human resources, benefits, finance and accounting, shared real estate, legal and other services;
•business opportunities that may be attractive to us and either entity;
•the nature, quality and pricing of services either entity has agreed, or may in the future agree, to provide us;

•tax, employee benefit, indemnification and other matters arising from our relationship with either entity;
•business combinations involving us;
•any matters over which UL Standards & Engagement has consent rights pursuant to the Stockholder Agreement; and
•the terms of the current or future agreements between us and UL Standards & Engagement or UL Research Institutes.
Any such conflicts or disputes, if not satisfactorily resolved, could have a material adverse effect on our business and prospects. The resolution of any potential conflicts or disputes between us and UL Standards & Engagement or UL Research Institutes over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated third party. Furthermore, the agreements we have entered into with UL Standards & Engagement and UL Research Institutes are of varying durations and may be amended upon agreement of the parties. For so long as we are controlled by UL Standards & Engagement, we may be unable to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party.
In connection with this offering, we intend to enter into a Stockholder Agreement with UL Standards & Engagement, pursuant to which UL Standards & Engagement will have certain information, consent and other governance rights that will give UL Standards & Engagement significant influence over certain of our corporate and governance matters. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”
There can be no assurance that we will continue to declare cash dividends or repurchase our shares at all or in any particular amounts.
We have paid, and intend to continue paying, quarterly dividends in the future. Our intent to pay quarterly dividends or to repurchase our shares is subject to capital availability and periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. Future dividends and share repurchases may also be affected by, among other factors: our views on potential future capital requirements for investments, including acquisitions; legal risks; stock repurchase programs; changes in federal and state income tax laws or corporate laws; contractual restrictions; and changes to our business model. Our dividend payments and share repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase shares at all or in any particular amounts. A reduction or suspension in our dividend payments could have a negative effect on our stock price. Additionally, under the Stockholder Agreement, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, we are restricted from paying or declaring any dividend or other distribution that is inconsistent with our current dividend policy, or modifying or amending our dividend policy, without the prior written consent of UL Standards & Engagement. See “Dividend Policy.”
Distributions we pay on our Class A common stock may not qualify as dividends for U.S. federal income tax purposes, which could adversely affect the U.S. federal income tax consequences to you of owning our Class A common stock.
For U.S. federal income tax purposes, a distribution we pay on a share of our Class A common stock generally will be treated as a dividend only to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We expect that, as of December 31, 2023, we will have no accumulated earnings and profits. While we expect to generate earnings and profits for U.S. federal income tax purposes in subsequent tax years, our ability to generate such earnings and profits in any year may be impacted by external or other factors that are uncertain and difficult to predict. Any distribution (or portion of a distribution) not constituting a dividend will be treated as first reducing your adjusted basis in your shares of our Class A common stock and, to the extent that the distribution exceeds your adjusted basis in your shares of our Class A common stock, as gain from the sale or exchange of such shares. In addition, if you are a domestic corporation, you will not be entitled to claim a “dividends-received” deduction, which may apply to dividends received from other domestic corporations.
Prospective foreign investors should see “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Our Class A Common Stock” for a more detailed description of the material U.S. federal income tax consequences of the ownership and disposition of shares of our Class A common stock to such investors.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.
Our Amended Charter will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of preferred stock and to fix the number of shares constituting any series, without any further vote or action by our stockholders, except as set forth in our Amended Charter and the Stockholder Agreement. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, which could discourage bids for our Class A common stock at a premium to the market price, and may materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.
Future sales and issuances of our Class A common stock and Class B common stock or rights to purchase our Class A common stock or Class B common stock (or other equity securities or securities convertible into our Class A common stock), including pursuant to our equity incentive plans, or the perception of future sales, by us, UL Standards & Engagement or our other existing stockholders in the public market following this offering could result in dilution of the percentage ownership of our stockholders and could cause the market price for our Class A common stock to decline.
The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, following this offering could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price we deem appropriate. Upon completion of this offering, based on the shares outstanding as of           , 2023, we will have a total of           shares of our Class A common stock outstanding (or           shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholder) and           shares of Class B common stock outstanding (or           shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholder). Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer. All shares of Class B common stock outstanding immediately after completion of this offering will be owned by UL Standards & Engagement.
All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including those purchased by our directors or officers pursuant to our directed share program, as described in “Underwriting—Directed Share Program,” may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale—Affiliate Resales of Restricted Securities.”
Sales of our Class A common stock made as restrictions on resale end or made pursuant to registration rights may make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities. Further, the market price of our shares of Class A common stock could drop significantly if the holders of such restricted shares sell them or are perceived by the market as intending to sell them and could make it more difficult for you to sell shares of our Class A common stock.
We, our executive officers, our directors, the selling stockholder and certain other individuals will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them until 180 days following the date of this prospectus, as further described in “Shares Eligible for Future Sale.” Upon the expiration of the lock-up agreements, shares held by UL Standards & Engagement and our executive officers, our directors and certain other individuals will be eligible for resale in the public market subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations described in “Shares Eligible for Future Sale.” Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” and “Shares Eligible for Future Sale” for a description of these lock-up agreements.
In addition, pursuant to a registration rights agreement, UL Standards & Engagement will have certain registration rights, including, at any time beginning six months after the completion this offering, the right, subject to certain conditions, to require us to register the offer and sale of its shares of our Class A common stock under the Securities Act (including shares of Class A common stock issuable upon conversion of outstanding shares of Class B common stock). Following the completion of this offering, the shares covered by registration rights will represent approximately      % of our outstanding common stock (or      %, if the underwriters exercise in full their option to purchase additional shares from the selling stockholder). Registration of any of these outstanding shares of Class A common stock or shares of Class A common stock issuable upon conversion of outstanding shares of Class B common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Description of Capital Stock—Registration Rights” and “Shares Eligible for Future Sale” for a description of these registration rights.
Exercise of such registration rights and any subsequent sales of a large number of shares of our Class A common stock or Class B common stock by UL Standards & Engagement could cause the prevailing market price of our common stock to decline. Subject to the lock-up agreement, the registration rights agreement and applicable law, UL Standards & Engagement will determine the timing and amount of such sales, which determination may be based upon UL Standards & Engagement’s funding needs or other factors UL Standards & Engagement deems relevant to the furtherance of its public safety charitable mission or otherwise in its best interests, and such sales could be executed by UL Standards & Engagement at a time or times that otherwise may not align with the interests of the Company and our other stockholders.
Future transfers, including sales, by UL Standards & Engagement of shares of Class B common stock, will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions. The conversion of Class B common stock into Class A common stock as a result of such transfers or exchanges would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of voting power within the Class A common stock.
In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A common stock issued or reserved for issuance under the LTIP, the Post-Offering 2023 LTIP and the ESPP. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares issued pursuant to or registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.
From time to time in the future, subject to the Stockholder Agreement, including UL Standards & Engagement’s consent rights thereunder, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock, including additional shares of our Class B common stock, pursuant to a variety of transactions, including investments and acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock, including additional shares of our Class B common stock, would dilute your ownership of us, and the sale of a significant amount of such shares in the public market or otherwise could adversely affect prevailing market prices of our Class A common stock. We regularly evaluate potential investment and acquisition opportunities, including ones that would be significant to us. The issuance of additional securities in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of Class A common stock.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.
Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas and have begun incurring expenses in preparation for becoming a public company. The expenses that will be required in order to adequately prepare for being, and those required to operate as, a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.
As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.
Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.
In addition, as a public company, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) so that our management can certify as to the effectiveness of our internal controls over financial reporting. We have begun the process to identify and implement actions to improve the effectiveness of our internal controls over financial reporting and disclosure controls and procedures. The process of reviewing and improving our internal controls is both costly and challenging and may also require substantial attention from our management team, which could negatively impact other matters that are important to our business.
If our senior management is unable to conclude that we have effective internal controls over financial reporting, or to certify the effectiveness of such controls, and our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, and material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence and litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our Class A common stock price and adversely affect our business, financial condition and results of operations. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the exchange upon which our securities are listed or other regulatory authorities, which would require additional financial and management resources.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our Class A common stock.
Our Amended Charter, Amended Bylaws, Stockholder Agreement and Delaware law contain, or will contain, provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. See “Description of Capital Stock.” For example, our Amended Charter will provide that, from and after the Trigger Date:
•our board of directors will be classified so that not all of our directors are elected at one time;
•subject to the Stockholder Agreement, directors may only be removed for cause and only by the affirmative vote of at least two-thirds of the voting power of our outstanding common stock at a meeting duly called for that purpose;
•our stockholders may not act without a meeting or by written consent, which may lengthen the amount of time required to take stockholder actions;
•special meetings of our stockholders may be called only by the chairperson of our board of directors, our CEO or our board of directors (not by stockholders); and
•the adoption, repeal, alteration, amendment or rescission of either our Amended Charter or our Amended Bylaws will require the approval of the holders of at least two-thirds of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of our directors.
These provisions, as well as anti-takeover provisions in our other governing documents, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. See “Description of Capital Stock—Anti-Takeover Provisions.”
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations for a period of 3 years following the time that such stockholder became an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding certain shares) or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not owned by such interested stockholder. Our Amended Charter provides that, until the Trigger Date, we will not be governed by Section 203 of the DGCL, and from and after the Trigger Date, we will be governed by Section 203 of the DGCL. See “Description of Capital Stock—Anti-Takeover Provisions—Section 203 of the DGCL.”
In addition, the Stockholder Agreement will provide that, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, certain significant corporate actions taken by us or our subsidiaries will require the prior written consent of UL Standards & Engagement, subject to certain exceptions. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”
Any provision of our Amended Charter, Amended Bylaws, Stockholder Agreement or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our Amended Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our Amended Charter will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit or proceeding brought on our behalf; (b) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or to our stockholders, creditors or other constituents; (c) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, our Amended Charter or Amended Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States.
Our Amended Charter will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers or other employees or stockholders, which may discourage such lawsuits against us and our current or former directors, officers and other employees or stockholders. Alternatively, if a court were to find the choice of forum provisions contained in our Amended Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.
An active trading market for our Class A common stock may never develop or be sustained.
Although we intend to apply to have our Class A common stock listed on the NYSE, an active trading market for our Class A common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. If an active trading market for our Class A common stock does not develop or is not maintained, the liquidity of our Class A common stock, your ability to sell your shares of our Class A common stock when desired, and the prices that you may obtain for your shares of Class A common stock will be adversely affected.
If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable to attract research coverage, and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our Class A common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the price or trading volume of our Class A common stock could decline. In addition, if we fail to meet the expectations and forecasts for our business provided by securities analysts, the price of our Class A common stock could decline.
If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our Class A common stock may decline.
We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus, and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.
Financial, Tax and General Risks
Changes in tax laws or adverse outcomes resulting from examination of our tax returns or those of UL Standards & Engagement or UL Research Institutes could have a material adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.
We are subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions because of the scope of our operations. In addition, we are controlled by UL Standards & Engagement, of which UL Research Institutes is the sole member, and UL Research Institutes may be deemed to control UL Standards & Engagement.
For U.S. federal tax purposes, UL Standards & Engagement and UL Research Institutes are tax-exempt entities and within a few years UL Research Institutes is likely to become a “private foundation.” In general, private foundations are prohibited from engaging in acts of “self-dealing” with “disqualified persons,” each as defined under the Internal Revenue Code of 1986, as amended (the “Code”), and disqualified persons engaged in self-dealing transactions are subject to additional excise taxes. If UL Research Institutes becomes a private foundation, UL Standards & Engagement will become a disqualified person with respect to it if UL Standards & Engagement makes significant grants or contributions to UL Research Institutes. At that time, UL Solutions would also become a disqualified person if it is more than 35% (determined by voting power) owned by UL Standards & Engagement. Transactions between UL Research Institutes or UL Standards & Engagement, on the one hand, and UL Solutions (as a disqualified person), on the other hand, may be subject to the rules governing self-dealing transactions.
From time-to-time U.S. federal, state, local and foreign governments make substantive changes to tax rules and the application thereof, which could result in materially different corporate taxes than would be incurred under existing tax law or interpretation and could adversely impact profitability. Governments have strengthened their efforts to increase revenues through changes in local tax laws, and international agreements, including laws and agreements regarding the taxation of software as services, transfer pricing, economic presence and apportionment to determine the tax base. In addition, international tax norms governing each country’s jurisdiction to tax cross-border international trade have evolved partly due to the Base Erosion and Profit Shifting (“BEPS”) project led by the Organization for Economic Cooperation and Development and supported by the G20, under which members of the inclusive framework on BEPS recently committed to implementing rules to impose a 15% global minimum tax (known as “Pillar Two” of the BEPS framework) and provide jurisdictions taxing rights with respect to non-residence companies based on the location of the company’s customers. Notably, several countries, including EU member states, have advanced Pillar Two by enacting or proposing legislation with expected effective dates as early as January 1, 2024. If such legislation is enacted, it could result in a future increase to our global effective tax rate.
Furthermore, the U.S. Inflation Reduction Act of 2022 imposes a 15% minimum corporate income tax on certain corporations with adjusted financial accounting profits over $1 billion and a 1% U.S. federal excise tax on certain stock buybacks and similar corporate actions. UL Solutions is not expected to be subject to this minimum corporate tax. However, other changes that have been proposed and continue to be considered by Congress, including increasing the tax rate applicable under the global intangible low-taxed income regime imposed by the U.S. Tax Cuts and Jobs Act while eliminating related tax exemptions, may impact UL Solutions. Changes in these laws and regulations, including with respect to self-dealing transactions between private foundations and disqualified persons, or any change in the position of tax authorities regarding their application, administration or interpretation could adversely affect our financial condition and results of operations.
Consequently, significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, changes in the scope of our operations, including expansion in existing and new geographies, could increase the amount of taxes to which we are subject, and could thereby increase our effective tax rate. We also are subject to the examination of our income tax returns and other tax authorities in the United States and in foreign jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes and reserves for other taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in tax laws, or challenges from tax authorities under existing tax laws could have a material adverse effect on our business, financial condition and results of operations.
Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, and there are certain markets in which we operate that require us to take on more risk. For example, we work with customers, such as technology companies and original equipment manufacturers, operating in the autonomous vehicle market who often demand uncapped liability for claims related to their proprietary information, such as trade secret claims or claims for breach of confidentiality. Moreover, if we do not make policy payments on a timely basis, we could lose our insurance coverage, or if a loss is incurred that exceeds policy limits, our insurance provider could refuse to cover our claims, which could result in increased costs. If we are unable to make claims on our insurance, then we may be liable for any such claims, which could cause us to incur significant liabilities. Although we believe that we have adequate coverage, if we lose our insurance coverage and are unable to find similar coverage elsewhere or if rates continue to increase, it may have an adverse impact on our business, financial condition and results of operations.
Our enterprise risk management program may not sufficiently identify, anticipate and mitigate risks.
We maintain an enterprise risk management program that is designed to identify, assess, mitigate and monitor the risks we face. There can be no assurance that our frameworks or models for assessing and managing risks and related controls will effectively mitigate risk and limit losses in all market environments or against all types of known and unknown risk in our business. If conditions or circumstances arise that expose flaws or gaps in our risk management programs, the performance and value of our business could be materially adversely affected.
We may incur impairment charges on our goodwill and other intangible assets, which could negatively impact our business, financial condition and results of operations.
We are subject to Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other, which requires that goodwill be evaluated at least annually for impairment, or more frequently if an event occurs or conditions change that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. In addition, we are subject to Accounting Standards Codification Topic 360, Property, Plant and Equipment, which requires that long-lived assets, including intangible assets with finite useful lives, be evaluated for impairment whenever an event occurs or conditions change that indicate the carrying amount of the asset group may not be recoverable. The carrying amount of our goodwill and other intangible assets at September 30, 2023 was $686 million. If in the future we determine that there has been an impairment, our financial results for the relevant period would be reduced by the amount of the non-cash impairment charge, net of any income tax effects, which could have an adverse effect on our financial condition and results of operations.
During the three months ended September 30, 2023, we identified a triggering event and performed a quantitative impairment assessment for a reporting unit in the Consumer segment, which resulted in a pre-tax impairment charge of $37 million. This partial impairment charge was the result of lower than expected demand for Non-certification Testing and Other Services in the mobility industry, which has been impacted by auto industry conditions in the third quarter of 2023, including slowing of the pace of electric vehicle transition, labor uncertainties and the impact of more moderate growth expectations for the business. As of September 30, 2023, the remaining carrying amount of the goodwill related to this reporting unit was $21 million.
The impairment assessment for this reporting unit consisted of a fair value calculation that combined an income approach and a market approach, using an equal weighting, and a number of significant assumptions, including estimated future revenue growth rates, EBITDA margins, discount rates and market multiples. We believe the assumptions used in the impairment assessment are reasonable and consistent with assumptions that would be used by other market participants. However, such assumptions are inherently uncertain, and a change in assumptions could change the estimated fair value of the reporting unit. Therefore, future impairment charges could be required, which could have an adverse effect on our financial condition and results of operations.
We may incur changes in estimates to our reported revenue, contract assets and contract liabilities related to our contracts with customers. Changes in our estimates could adversely affect our future reported financial condition or results of operations in the relevant period of change.
As discussed in Notes 1 and 3 to the audited annual consolidated financial statements and Note 1 of the interim condensed consolidated financial statements included elsewhere in this prospectus, we recognize revenue for certain performance obligations over time in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and related standards (“ASC 606”). Changes in contract estimates are recognized prospectively in the period in which the change in estimates are made. We continuously assess these steps for contracts with customers using the information available.
For our Certification Testing and Non-certification Testing and Other Services arrangements recognized over time, until April 1, 2022, we measured progress towards completion based on the relationship between time elapsed and expected project duration, which was considered the most indicative of our performance to date under the terms of the contract. The portion of the project’s revenue to be recognized was determined based on the percentage of time elapsed for the project during the period relative to expected project duration. The start date was determined by the receipt of a confirmed order, and the end date was determined by the completion of the order’s deliverables. Beginning April 1, 2022, we measure progress towards completion of these contracts based on the relationship between time elapsed of each project phase relative to the expected duration of that phase. Project phase data was not previously available and is considered a more precise measure of our performance to date under the terms of the contract. The portion of a project’s revenue to be recognized is determined based on the time elapsed between the start-date of each project phase relative to its estimated duration. The start date of each phase is based on the date that work begins on the phase and the estimated duration is determined using an analysis of historical data from similar projects. We applied the change in estimate prospectively to contracts in-process at the date of the change, as well as new contracts with a start-date subsequent to the change, resulting in a net decrease to our revenue and operating income of $23 million and a net decrease to our net income of $21 million for the year ended December 31, 2022. The resulting impact to our results of operations during the nine months ended September 30, 2023 was not material.
In the future, as the information that we use to determine the expected duration of each revenue phase changes, this could result in further changes to the pattern of revenue recognition of our contracts and the corresponding contract assets and contract liabilities recorded to date under ASC 606. If, in the future, we determine it is appropriate to revise our estimates used in the over-time recognition model, our reported revenue, contract assets and contract liabilities for the relevant period could be impacted by the amount of the non-cash adjustment, net of any income tax effects. Any such change in estimate could be significant and could have a material adverse effect on our reported financial condition or results of operations in the period of the change.
Changes with respect to funded status of our pension and postretirement benefit plans could materially increase liabilities with respect thereto.
We provide a range of benefits to our employees and retired employees, as well as employees and retired employees of UL Research Institutes and UL Standards & Engagement, including pension and postretirement benefits. We record amounts relating to these plans based on various actuarial and other assumptions. Differences in actual experience or changes in the assumptions, including resulting from external factors, may materially affect the funded status of the plans and the net periodic benefit cost. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for more information.

Unionization efforts and labor regulations in certain countries in which we operate could materially increase our costs or limit our flexibility.
Certain of our employees in non-U.S. markets are represented by works councils or labor unions and work under collective bargaining or similar agreements, some of which are subject to periodic renegotiation. Unionization efforts, labor negotiations, new collective bargaining agreements or work stoppages could materially increase our costs, reduce our net revenues or limit our flexibility. Certain legal and contractual obligations in these markets require us to contribute amounts to retirement funds, pension plans and health plans, and restrict our ability to dismiss employees. Future regulations or court interpretations established in the countries in which we conduct our operations could increase our costs and materially adversely affect our business, financial condition and results of operations.
We lease many of our facilities, and we may be unable to renew our leases at the end of their terms.
Many of our facilities are located on leased premises. The terms of our leases vary in length and include options to renew for specified periods of time. At the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may be required to relocate or close a facility. Relocating a facility involves significant expense in connection with the movement and installation of specialized equipment and any necessary recertification or licensing with regulatory authorities. Closing a facility, even briefly to relocate, would reduce the revenue that such facility would have contributed and could negatively impact our customer relations. Any such relocation or closure could have a material adverse effect on our business, prospects, financial condition and results of operations.
Our business is exposed to fluctuations in foreign currency exchange rates, which could adversely impact our results.
As a multinational company, we conduct our business in a variety of markets and are therefore subject to market risk for changes in foreign currency exchange rates. Instability in global financial markets or other events, such as the conflict between Russia and Ukraine and other geopolitical developments, could cause fluctuations in exchange rates that may adversely affect our revenues, expenses and net earnings. As a result of our global operations, we generate a significant portion of our revenue and incur a significant portion of our expenses in currencies other than the U.S. dollar, including the euro, Chinese renminbi, Japanese yen, Korean won, British pound sterling and the Brazilian real. Our results of operations are impacted by currency exchange rate fluctuations to the extent that we are unable to match net revenues received in foreign currencies with expenses incurred in the same currency. For example, where we have significantly more expenses than net revenues generated in a foreign currency, our profit from operations in that location would be adversely affected in the event that the U.S. dollar depreciates against that foreign currency. Such changes in foreign currency exchange rates could materially and adversely affect our business and operating results.
Climate change could adversely affect our business, financial condition and results of operation.
There is growing concern that an increase in global average temperatures may cause an adverse change in weather patterns around the globe, resulting in an increase in the frequency and severity of natural disasters. Increased frequency or duration of extreme weather conditions may disrupt the productivity of our facilities, the operation of our supply chain or impact demand for our services. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our operations or those of our customers or suppliers. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful due to, among other things, the uncertainty associated with the longer term projections associated with managing climate risk. For example, to the extent catastrophic events become more frequent, it may adversely impact the availability or cost of insurance.
In addition, we expect to be subject to risks associated with societal efforts to mitigate or otherwise respond to climate change. For example, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements, changes in investor and other stakeholder expectations and impacts on our suppliers, any of which could result in increased costs we incur. For more information, see “—We are subject to risks related to sustainability and corporate social responsibility.” Additionally, developing alternative offerings that satisfy the market’s evolving expectations on greenhouse gas emissions and other climate related concerns may require us to incur significant costs, and we cannot guarantee that markets will adopt the standards and solutions we develop, either at the pace we expect or at all. As a result, the effects of climate change could have a long-term adverse impact on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding this offering, our expected growth and future capital expenditures are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “likely,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. We caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
•any failure on our part to protect and maintain our brand and reputation, or the impact on our brand or reputation of third-party events or actions outside of our control;
•risks associated with our information technology and software, including those relating to any future data breach or other cybersecurity incident;
•the potential disruption of the TIC or S&A industries by technological advances in AI;
•our ability to innovate, adapt to changing customer needs and successfully introduce new products and services in response to changes in our industries and technological advances;
•our ability to compete in our industries and the effects of increased competition from our competitors;
•risks associated with conducting business outside the United States, including those relating to fluctuations in foreign currency exchange rates; enhanced trade, import or export restrictions; and global, regional or political instability—for example, as a result of the conflict between Russia and Ukraine and the escalating conflict in Israel, Gaza and surrounding areas—including any resulting economic impacts;
•risks associated with our operations in China, which subject us and UL-CCIC to China’s complex and rapidly evolving laws, which may be interpreted, applied or enforced inconsistently or in ways inconsistent with our current operations, as well as risks associated with the fact that the Chinese government has the power to exercise significant oversight and discretion over, and intervene in and influence, our business operations in China.
•the relationship between the United States and China and between us and CCIC, as well as changes in U.S. and Chinese regulations affecting our business operations in China;
•any failure on our part to attract, hire or retain our key employees, including our senior leadership and our skilled and trained engineering, technical and professional personnel;
•the level of our customers’ satisfaction and any failure on our part to properly and timely perform our services, meet our contractual obligations or fulfil our customers’ needs;
•changes to the relevant regulatory frameworks or private sector requirements, including any requirement that we accept third-party test results or certifications of components, end products, processes or systems or any changes that result in a reduction in required inspections, tests or certifications or harmonized international or cross-industry benchmarks and standards;
•our ability to adequately maintain, protect and enhance our intellectual property, including our UL Mark;

•our ability to implement our growth strategies and initiatives successfully;
•our reliance on third parties, including subcontractors and outside laboratories;
•our ability to obtain and maintain the requisite licenses, approvals, accreditations and delegations of authority necessary to conduct our business;
•the outcomes of current and future legal proceedings;
•our level of indebtedness and future cash needs;
•a change in the assumptions we use to value our goodwill or intangible assets, or the impairment of our goodwill or intangible assets;
•the increased expenses and responsibilities associated with being a public company;
•the significant influence that UL Standards & Engagement will have over us following this offering, including pursuant to its rights under the Stockholder Agreement; and
•the other factors set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

USE OF PROCEEDS
All of the shares being sold in this offering are being offered by the selling stockholder, and we will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder. The selling stockholder will receive all of the net proceeds and bear the underwriting discount, if any, attributable to its sale of our Class A common stock. We will pay certain expenses associated with this offering. See “Principal and Selling Stockholders.”

DIVIDEND POLICY
Under our dividend policy, any determination as to the declaration and payment of dividends, if any, is at the discretion of our board of directors, subject to capital availability, applicable laws and compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness, as well as our Stockholder Agreement. Any such determination will also depend upon periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders, and upon our earnings, cash flow, business outlook and prospects, results of operations, financial condition, liquidity, future cash requirements and availability and other factors that our board of directors may deem relevant. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Dividends.”
We currently intend to continue making a regular quarterly cash dividend on our common stock. We paid the first three such quarterly dividends to UL Standards & Engagement, as our sole stockholder, in the first, second and third quarters of 2023 in the amount of $20 million each. Our board of directors declared the fourth $20 million dividend in the fourth quarter of 2023, and we intend to pay such dividend to UL Standards & Engagement prior to the consummation of this offering. We also intend to increase the regular quarterly dividend to $25 million per quarter beginning in the first quarter of 2024 and to periodically assess the size of the regular quarterly dividend based on our dividend policy and the factors noted above. However, we cannot give any assurance that we will continue to declare dividends in any particular amounts, or at all, in the future. Furthermore, under our Stockholder Agreement, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, we cannot declare or pay any dividend that is inconsistent with our dividend policy, or modify or amend our dividend policy, without the prior written consent of UL Standards & Engagement.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—There can be no assurance that we will continue to declare cash dividends or repurchase our shares at all or in any particular amounts.”
In connection with the Reorganization, our board of directors declared on December 1, 2021 a special cash dividend of $200 million to UL Standards & Engagement (the “2021 Special Cash Dividend”). We funded the 2021 Special Cash Dividend on December 7, 2021 with cash on hand. In addition, our board of directors declared on January 6, 2022 a second special cash dividend of $1.6 billion to UL Standards & Engagement (the “2022 Special Cash Dividend” and, together with the 2021 Special Cash Dividend, the “2021 and 2022 Special Cash Dividends”). We funded on January 11, 2022 the 2022 Special Cash Dividend with cash on hand and cash from the Credit Facility.
Our board of directors determined to pay the 2021 and 2022 Special Cash Dividends to UL Standards & Engagement because such dividends were in our best interest and that of UL Standards & Engagement, as our sole stockholder, we had sufficient surplus capital to pay the 2021 and 2022 Special Cash Dividends and we would be able to fund our operations and service our indebtedness utilizing cash flows from operations after payment of such dividends. Any regular quarterly cash dividends on our common stock that we may pay in the future will not be comparable in terms of size or rate as compared to the 2021 and 2022 Special Cash Dividends. Any such future determination as to the declaration of dividend payments, if any, will be at the discretion of our board of directors, subject to applicable laws and restrictions governing our indebtedness.
On October 20, 2023, we issued $300 million aggregate principal amount of 6.500% senior notes due 2028. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.” We intend to use the net proceeds from the offering of the notes, together with expected borrowings of $          million under our Credit Facility and approximately $          million in cash on hand, to fund an additional $600 million special cash dividend to UL Standards & Engagement. Our board of directors declared the payment of the special dividend in November 2023, and we intend to pay such dividend to UL Standards & Engagement prior to the consummation of this offering.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2023:
•on an actual basis; and
•on a pro forma basis to give effect to (i) the Reclassification and the filing and effectiveness of our Amended Charter, which will occur prior to the closing of this offering, and (ii) the issuance, and use of the net proceeds from the sale, of $300 million aggregate principal amount of the notes, together with borrowings of $          million under our Credit Facility and approximately $          million in cash on hand, to pay a $600 million special cash dividend to UL Standards & Engagement, in each case as if such events had occurred on September 30, 2023. See “Prospectus Summary—Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.”
You should read this information in conjunction with our audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of September 30, 2023
	Actual	Pro forma
(dollars in millions)	(unaudited)	(unaudited)
Cash and cash equivalents(1)	$457	$
Debt:
Credit Facility, net of unamortized debt issuance costs(2)	499
6.500% senior notes due 2028, net of unamortized debt issuance costs(3)	—
Total debt
Stockholder’s equity:
Preferred stock, par value $0.001; no shares authorized, actual and no shares issued and outstanding, actual; shares authorized, pro forma and no shares issued and outstanding, pro forma	—
Class A common stock, $0.001 par value; no shares authorized, actual and no shares issued and outstanding, actual; shares authorized, pro forma and shares issued and outstanding, pro forma	—
Class B common stock, $0.001 par value; no shares authorized, actual and no shares issued and outstanding, actual; shares authorized, pro forma and shares issued and outstanding, pro forma	—
Pre-IPO Class A common stock, $0.001 par value; 200,000,000 shares authorized, actual and 100,000,000 shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma	—
Pre-IPO Class B common stock, $0.001 par value; 200,000,000 shares authorized, actual and no shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma	—
Treasury stock	—
Additional paid-in capital	1,009
Retained earnings	353
Accumulated other comprehensive loss	(184)
Non-controlling interests	19
Total stockholder’s equity	$1,197	$
Total capitalization	$1,696	$

__________________
(1)The as adjusted amount reflects the net adjustment to cash and cash equivalents resulting from the issuance, and use of the net proceeds, of the notes described in this prospectus, expected borrowings of $          million under our Credit Facility and the use of approximately $          million in cash on hand to fund the expected payment of a $600 million special cash dividend to UL Standards & Engagement.
(2)We had $744 million of unused availability under our Credit Facility as of September 30, 2023. After giving effect to the issuance, and use of the net proceeds from the sale, of the notes described in this prospectus, together with expected borrowings of $          million under our Credit Facility and use of approximately $          million of cash on hand, to fund the expected payment of a $600 million special cash dividend to UL Standards & Engagement, we would have had $          million of unused availability under the Credit Facility at September 30, 2023.
(3)This amount represents $300 million aggregate face amount of notes, net of original issue discount and unamortized debt issuance costs.
The number of shares of our Class A common stock and Class B common stock that will be outstanding upon the completion of this offering is based on           shares of our Class A common stock and      shares of our Class B common stock outstanding, in each case, as of September 30, 2023, after giving effect to the Reclassification and excludes:
•10,000,000 shares of Class A common stock reserved for issuance pursuant to equity awards approved under the LTIP and the Post-Offering 2023 LTIP, which will become effective once the registration statement of which this prospectus forms a part is declared effective and includes the following:
◦with a conversion based on the midpoint of the price range set forth on the cover of this prospectus, up to           shares of Class A common stock that will become available for issuance upon the settlement of CSARs under the LTIP that will be converted to SARs, effective as of the offering date; and
◦with a conversion based on the midpoint of the price range set forth on the cover of this prospectus, up to          shares of Class A common stock that will become available for issuance upon the settlement of Performance Cash awards under the LTIP that will be converted to stock-settled awards, effective as of the offering date; and
•2,500,000 additional shares of Class A common stock reserved for issuance under the ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Our historical net tangible book value as of September 30, 2023 was $        , or $        per share. Our historical net tangible book value per share represents the amount of our total tangible assets (total assets less total intangible assets) less total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of common stock issued and outstanding as of September 30, 2023.
Our pro forma net tangible book value as of September 30, 2023 was $           million, or $          per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding, after giving effect to (i) the Reclassification and the filing and effectiveness of our Amended Charter, which will occur prior to the closing of this offering, and (ii) the issuance, and use of the net proceeds from the sale, of the notes, together with expected borrowings of $        million under our Credit Facility and approximately $        million in cash on hand, to pay a $600 million special cash dividend to UL Standards & Engagement, in each case as if such events had occurred on September 30, 2023.
We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling stockholder named in this prospectus. The sale by the selling stockholder of shares of Class A common stock in this offering price at an assumed initial public offering price of $          per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) will result in net tangible book value dilution to new investors of $          per share. Dilution is determined by subtracting pro forma net tangible book value per share of common stock after this offering from the initial public offering price per share of Class A common stock.
The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value as of September 30, 2023
Decrease per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of September 30, 2023
Dilution in net tangible book value per share to new investors in this offering	$
The following table summarizes, as of September 30, 2023, after giving effect to this offering, the number of shares of our Class A common stock purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing stockholder and by the new investors. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing investor		%	$	%	$
Investors in this offering
Total		100%	$	100%	$
If the underwriters were to fully exercise their option to purchase               additional shares of our Class A common stock in this offering, the percentage of shares of common stock held by the existing stockholder would decrease to          % of the total number of shares of common stock outstanding, and the total number of shares of common stock held by new investors would increase to     % of the total number of shares of common stock outstanding.

The number of shares of our Class A common stock and Class B common stock that will be outstanding upon the completion of this offering is based on           shares of our Class A common stock and      shares of our Class B common stock outstanding, in each case, as of September 30, 2023, after giving effect to the Reclassification and excludes:
•10,000,000 shares of Class A common stock reserved for issuance pursuant to equity awards approved under the LTIP and the Post-Offering 2023 LTIP, which will become effective once the registration statement of which this prospectus forms a part is declared effective and includes the following:
◦with a conversion based on the midpoint of the price range set forth on the cover of this prospectus, up to           shares of Class A common stock that will become available for issuance upon the settlement of CSARs under the LTIP that will be converted to SARs, effective as of the offering date; and
◦with a conversion based on the midpoint of the price range set forth on the cover of this prospectus, up to          shares of Class A common stock that will become available for issuance upon the settlement of Performance Cash awards under the LTIP that will be converted to stock-settled awards, effective as of the offering date; and
•2,500,000 additional shares of Class A common stock reserved for issuance under the ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective.
To the extent that we grant options, restricted stock, restricted stock units, performance share units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of Class A common stock are made, there will be further dilution to new investors.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to holders of our Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and our condensed consolidated financial statements and the related notes as of September 30, 2023 and for the nine month periods ended September 30, 2023 and 2022 included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Business Overview
UL Solutions Inc. (“UL Solutions,” “we,” “us,” “our” and the “Company”) is a global safety science leader with a distinguished and trusted brand that dates back to our founding in 1894 as part of the nonprofit Underwriters Electrical Bureau, a predecessor to Underwriters Laboratories Inc. (“UL Research Institutes”), ULSE Inc. (“UL Standards & Engagement”) and UL Solutions. As of December 31, 2022, we provided independent third-party testing, inspection and certification (“TIC”) services and related software and advisory (“S&A”) offerings to more than 80,000 customers in over 110 countries, including approximately 60% of the Fortune 500 and Fortune’s Global 500 companies. We are the largest TIC services provider headquartered in North America (by revenue), and we maintain a leadership position across additional global markets, including Europe and Asia. As of September 30, 2023, we leased or owned 90 sites with labs spread across 28 countries that support our leadership position in product safety, security and sustainability, and differentiate us from our peers. More than 9,600 scientists, engineers and other specialized technical and regulatory experts with deep expertise in their respective fields comprise our highly skilled technical team.
We have a long history serving as a trusted partner to our diverse and global customer base and engaging with them to support bringing their products, components and technologies from concept to market, meet regulatory requirements and help ensure ongoing compliance and quality. We conduct our operations across four major service categories: (1) Certification Testing of products, components and systems according to standards and regulatory requirements and other design and performance specifications; (2) Ongoing Certification Services to validate the ongoing compliance of previously certified products, components and systems; (3) Non-certification Testing and Other Services, which includes performance testing for customer or other requirements that may not be required by any regulation and may not result in a certification, as well as other services, including advisory and technical services; and (4) Software, comprising software as a service (“SaaS”) and license-based software solutions, including implementation and training services related to software.
Our primary addressable market is the highly fragmented outsourced TIC market, which we believe was approximately $99 billion in 2022. We believe that, in 2022, we had the largest market share globally (by revenue) in the outsourced product TIC market (the outsourced product TIC market is 38% of the total outsourced TIC market), which provides (1) testing, inspection and certification services for a wide array of products, components, assets and supply chains in the consumer and industrial end markets, and (2) emerging product lifecycle services, asset and sustainability performance advisory and supply chain services. Demand for outsourced TIC services is increasing across the markets we serve as a result of new emerging technologies, evolving global safety regulations and standards, increases in global trade and shorter product lifecycles. With more than 650 accreditations in 29 countries and the ability to test and certify against more than 4,000 standards, we believe we are positioned to benefit from ongoing demand growth as the provider of choice within our addressable market. Additionally, as the global economy evolves and becomes more digital and inter-connected, our customers continue to seek ways to bridge their traditional TIC needs with next generation software and services. We believe that our complementary TIC and S&A offerings position us to capitalize on this market need and better serve our customers.

Our Segments
Effective January 1, 2021, we changed our internal management structure. We manage our company and report our financial results through our two businesses, TIC and S&A, and three segments: Industrial, Consumer and Software and Advisory. We have presented our results of operations in accordance with these segments for all periods presented.
In the second quarter of 2023, the Enterprise and Advisory segment was renamed “Software and Advisory.” The Software and Advisory segment name change was to the name only and had no impact on our historical financial position, results of operations, cash flow or segment level results previously reported.
Industrial
Industrial is a segment of our TIC business. This segment represented 41%, 42% and 42% of our consolidated revenue for the years ended December 31, 2022, 2021 and 2020, respectively and 43% and 41% of our consolidated revenue for the nine months ended September 30, 2023 and 2022, respectively. We generate revenue in this segment through four major service categories: Certification Testing; Ongoing Certification Services; Non-certification Testing and Other Services; and Software. Our Industrial segment provides TIC services to help ensure that our customers’ industrial products meet or exceed international standards for product safety, performance, cybersecurity and sustainability. Our services address needs across a number of end markets, including energy, industrial automation, engineered materials (plastics and wire and cable) and built environment, and across a variety of stakeholders, including manufacturers, building owners, end users and regulators. We believe the products we test, certify and inspect in this segment generally represent very high cost of failure components, which in turn drives customers in this segment to choose providers like us based on our deep technical expertise, consistency and quality of service.
Consumer
Consumer is a segment of our TIC business. This segment represented 45% of our consolidated revenue for each of the years ended December 31, 2022, 2021 and 2020 and 44% and 45% of our consolidated revenue for the nine months ended September 30, 2023 and 2022, respectively. We generate revenue in this reportable segment primarily through three major service categories: Certification Testing; Ongoing Certification Services; and Non-certification Testing and Other Services. Our Consumer segment provides a variety of global product market acceptance and risk mitigation services for customers in the consumer products end market, including consumer electronics, medical devices, information technologies, appliances, HVAC, lighting and retail (softlines and hardlines). More recently, this segment has also expanded its capabilities to serve customers at the forefront of emerging consumer applications, including new mobility, smart products and 5G. The primary services offered by this segment include safety certification testing, ongoing certification, global market access, testing for connectivity, performance and quality and critical systems advisory and training.
Software and Advisory
The Software and Advisory business provides complementary software and advisory solutions that extend the value proposition of TIC services we offer. This segment represented 14%, 13% and 13% of our consolidated revenue for the years ended December 31, 2022, 2021 and 2020, respectively, and 13% and 14% of our consolidated revenue for the nine months ended September 30, 2023 and 2022, respectively. We generate revenue in this segment through two major service categories: Software and Non-certification Testing and Other Services. Our S&A business provides complementary software and advisory solutions that extend the value proposition of TIC services we offer. The software and technical advisory offerings enable our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. The business focuses on regulated industries, such as life sciences, evolving supply chain regulations and transparency needs and new ESG and sustainability requirements. The S&A team is comprised of over 1,300 dedicated software and technical advisory professionals with deep industry, market and asset-specific expertise in their respective fields.

Key Factors Affecting Our Performance
Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:
Technological innovation and product lifecycles of our customers: The introduction of new products and technologies and advances in existing products and technologies by our customers is a primary demand driver for TIC services. The shortening of our customers’ product lifecycles benefits our business due to the increased need to help ensure compliance with the evolution of their products. New technological innovations (for example connectivity and wireless capabilities) also drives growth in our core TIC services due to their impact on consumer and industrial products. Demand for our services increases as our customers have to adhere to new requirements regarding safety, security, such as the interoperability of connected devices, and sustainability risks as a result of innovation.
Changes in global safety regulations and compliance standards affecting our customers: Governments and industry groups continue to place an increased focus on health, safety, and environmental regulations. While many developed countries have existing product standards in place to ensure public safety, many emerging markets are increasingly adopting similar standards. Changes in regulation, the proliferation of safety standards globally, and the increased use of software to perform safety-related activities continues to increase the global demand for our services and drives our performance.
Our continued expansion of service offerings: Our customers rely on our deep expertise in innovative solutions as new risks and complexities develop within the markets they serve. Technological advancements continue to shape the design and development of new and existing products, components and applications, which drives the ongoing need for TIC services to support compliance with evolving standards and regulations that are in place to ensure product safety. Innovations in digital capabilities over the last decade have also continued to drive demand for cybersecurity, assurance and compliance services. As a result, we continue to invest in advancing our global capabilities to serve the evolving needs of our customers.
Our large technically-skilled global workforce: Our business is labor-intensive, benefiting from and depending on the technical breadth and depth of our global workforce. Our business requires a highly skilled workforce trained in global technical standards, testing techniques, laboratory competencies, certification regulatory market access and acceptance, and that is deeply knowledgeable of the industries they serve. We rely on the ability to attract and retain employees with relevant experience and knowledge to continue to serve our customers and address their changing needs. The growth of our business has been enabled by talent management that prioritizes the growth and geographic diversification of our technically-skilled workforce. As a result, retention of our technically-skilled workforce and regulatory knowledge is paramount.
Our global footprint: Supply chains are increasingly globally interconnected and therefore a global footprint that can quickly meet the evolving needs of customers is critical. We operate in over 140 locations across more than 35 countries, allowing us to seamlessly provide comprehensive global TIC services for multinational organizations, while also delivering high levels of customer service at a very local level. Our ability to provide global services is made possible due to our large footprint of fixed assets, such as laboratories, equipment and office locations and intangible assets, such as our global workforce and technical knowledge. As a result, we are able to deliver local services and help customers navigate access to global product markets, which are critical services due to both the complex regional nature of regulatory requirements, as well as the broad language and cultural differences that must be navigated.
Our ability to deploy capital for organic and inorganic growth: In order to retain our leading market positioning, we must make organic and acquisition investments to continue driving revenue growth. Our revenue growth averaged approximately 7% over the past 11 years. Since 2010, we have deployed $1.3 billion in organic capital investment to increase our capacity and capabilities, such as service offerings, technology and operating footprint, and we have deployed more than $1.3 billion in capital for 54 acquisitions, growing and expanding our core business and moving into attractive, growing adjacencies. The timing and size of acquisitions completed have a varying impact on the financial results of our business.

Our initial public offering: Following our initial public offering, we will incur incremental selling, general and administrative expenses that we did not incur as a private company. These costs include additional third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, communications and investor and public relations expenses, as well as additional director and officer liability insurance. We expect such expenses to further increase as we continue to grow. These costs will generally be expensed as selling, general and administrative in the consolidated statement of operations.
COVID-19 Impact
The COVID-19 pandemic has impacted, and continues to impact, certain aspects of our operations and results, although we do not believe that any of these impacts, individually or in the aggregate, have had a material effect on our business or financial results. During 2022, our facilities generally operated at normal levels; however, some of our customers experienced, and continue to experience, supply chain disruptions, which in turn has contributed to delays in the receipt of customer test samples, postponement of certain customers’ product initiatives and delays in delivery of certain testing equipment. For example, in February 2022, various government-mandated lockdowns in China delayed a portion of the lab testing and field inspections we conduct in China and impacted the operations of our Guangzhou lab. Our outlook and long-term business plans have not been materially affected by these supply chain disruptions to date.
Nonetheless, our financial results were not materially impacted by the COVID-19 pandemic in 2022 and have not been materially impacted in 2023 to date, in part due to our continued efforts to mitigate disruption through relocation of work to non-impacted labs and focused workforce retraining. As a result of these efforts, we have been successful thus far in minimizing the impact of the COVID-19 pandemic on our financial operations. The extent to which the COVID-19 pandemic continues to impact our results of operations and financial condition will depend on future developments that are highly uncertain and cannot be predicted. See “Risk Factors—Risks Related to Our Industry and Business—The COVID-19 pandemic and the resulting global economic uncertainty and measures taken in response to the pandemic—or the global outbreak of a new pandemic or contagious disease—has had, and could in the future have, an adverse effect on us or our customers, which, in turn, could have a material adverse effect on our business, financial condition and results of operations” for further discussion of the risks associated with the COVID-19 pandemic.
Components of our Results of Operations
Revenue
Certification Testing
We evaluate products, components and systems according to global or regional regulatory requirements and other design and performance specifications. Select certification testing services include testing to global or regional standards, engineering evaluation and project review and functional safety testing of embedded software. Certification testing services generally align with the new product development cycle and help customers mitigate risk, demonstrate compliance with regulatory requirements and deliver confidence to businesses and consumers, resulting in demand for ongoing certification services. As a result of the certification process, we authorize our customers to use the UL Mark on their products, packaging and marketing collateral as part of their manufacturing, distribution and marketing processes to demonstrate to the marketplace that their product has met the applicable requirements. Certification testing services often lead to ongoing certification services to support the continued safety, compliance and performance objectives of the customer.
Ongoing Certification Services
To maintain the right to use our certification marks, including the UL Mark, and meet certain regulatory requirements, our customers must meet certain certification program requirements, including mandatory inspection and monitoring by us. These requirements, addressed through standard certification and inspection services, are designed to validate the continued compliance of our customers’ previously certified products, components and systems. Services are delivered through periodic inspections, initial and follow-up audits, sample testing and UL Solutions label usage. The frequency and combination of these services can vary based on product, component or system type, production volume and historical risk-based customer compliance. Our ongoing certification services are designed and executed to help our customers confirm ongoing compliance and to help protect the integrity of the UL Mark. Select services include factory inspection and testing to confirm products that are being produced match the configuration of products that are tested and certified.
Non-certification Testing and Other Services
We offer performance testing services for customer or other requirements that may not be required by any regulation and may not result in a certification, but are still desired by our customers to help ensure the safety, performance and reliability of their products. Select services include on-site and remote inspections, audits and field engineering specialty services, such as testing for energy efficiency, wireless and electromagnetic compatibility, quality, chemical and reliability for customers in medical devices, information technologies, appliances, HVAC and lighting. For retail and consumer customers, we offer testing such as color-matching, sensory, emissions and flame resistance. Additionally, our non-certification offerings provide us with insights into the supply chains of our customers, which often leads to incremental cross-sell opportunities for additional UL Solutions services. Lastly, we offer advisory and technical services to support our customers in managing their safety, compliance, regulatory risk and sustainability programs.
Software
We provide SaaS and license-based software solutions, including implementation and training services related to software, to enable our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. Our SaaS and licensed software solutions provide data-driven product stewardship, chemicals management, supply chain insights, ESG data and reporting, EHS training, management and compliance, and additional regulatory driven software solutions.
Change in Estimate
On April 1, 2022, we changed the inputs used to estimate the revenue recognition pattern of Certification Testing and Non-certification Testing and Other Services arrangements recognized over time. Previously, we measured progress towards completion of these arrangements based on the relationship between time elapsed and expected project duration, which was considered the most indicative of our performance to date under the terms of the contract. The portion of the project’s revenue to be recognized was determined based on the percentage of time elapsed for the project during the period relative to expected project duration. The start date was determined by the receipt of a confirmed order, and the end date was determined by the completion of the order’s deliverables. Beginning April 1, 2022, we measure progress towards completion of these contracts based on the relationship between time elapsed of each project phase relative to the expected duration of that phase. Project phase data was not previously available and is considered a more precise measure of our performance to date under the terms of the contract. The portion of a project’s revenue to be recognized is determined based on the time elapsed between the start date of each project phase relative to its estimated duration. The start date of each phase is based on the date that work begins on the phase and the estimated duration is determined using an analysis of historical data from similar projects. Management applies judgment in determining the expected duration of each phase. We applied the change in estimate prospectively to contracts in-process at the date of the change, as well as new contracts with a start date subsequent to the change.
The net decrease to our results of operations and earnings per share was as follows:

(in millions, except per share data)	Nine Months Ended September 30, 2022	Year Ended December 31, 2022
Revenue	$17	$23
Operating income	$17	$23
Net income	$15	$21
Earnings per share	$0.15	$0.21

The net decrease to revenue and operating income of our Industrial segment for the nine months ended September 30, 2022 was $10 million. The net decrease to revenue and operating income of our Consumer segment for the nine months ended September 30, 2022 was $7 million. The resulting impact to our results of operations and earnings per share during the nine months ended September 30, 2023 was not material.
The net decrease to revenue and operating income of our Industrial segment for the year ended December 31, 2022 was $14 million. The net decrease to revenue and operating income of our Consumer segment for the year ended December 31, 2022 was $9 million.
Cost of Revenue
Cost of revenue includes personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for employees directly attributable to revenue generation across each of our four major service categories. In addition, cost of revenue includes facility related costs for labs and other buildings where testing and inspection services are performed, depreciation on equipment used in testing, amortization of capitalized software, customer-related travel costs, expenses related to third party contractors or third party facilities and consumable materials and supplies used in testing and inspection and other costs associated with generating revenue.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for indirect administrative functions such as executive, finance, legal, human resources and information technology, not included within cost of revenue. Additionally, selling, general and administrative expenses include third party consultancy costs, facility costs, depreciation and amortization, internal research and development costs as well as legal and accounting fees, travel, marketing, bad debt and non-chargeable materials and supplies. We expect selling, general and administrative expenses will be impacted by costs associated with being a publicly traded company.
Goodwill Impairment
During the three months ended September 30, 2023, we identified a triggering event and performed a quantitative impairment assessment for a reporting unit in the Consumer segment, which resulted in a pre-tax goodwill impairment charge of $37 million. See Note 8 to our condensed consolidated financial statements for further details.
Other (Expense) Income, net
Other (expense) income, net consists primarily of non-operating gains, income and expenses related to the revaluation performed on designated balance sheet accounts, investment income, equity in earnings of non-consolidated affiliates and non-operating pension and postretirement benefit expenses.
Interest Expense
Interest expense consists primarily of interest expense on our debt obligations.
Income Tax Expense
The income tax expense consists of current and deferred federal and state taxes for our U.S. and foreign jurisdictions.

Results of Operations
The following tables set forth our condensed consolidated results of operations and summary cash flow data for the periods presented.
Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

	Nine Months Ended September 30,				Change
(in millions)	2023	% Revenue	2022	% Revenue
Revenue	$1,994	N/A	$1,891	N/A	$103
Cost of revenue	1,031	51.7%	996	52.7%	35
Selling, general and administrative expenses	644	32.3%	575	30.4%	69
Goodwill impairment	37	1.9%	—	—%	37
Operating income	282	14.1%	320	16.9%	(38)
Interest expense	(23)	(1.2)%	(10)	(0.5)%	(13)
Other (expense) income, net	8	0.4%	(22)	(1.2)%	30
Income before income taxes	267	13.4%	288	15.2%	(21)
Income tax expense	53	2.7%	61	3.2%	(8)
Net income	$214	10.7%	$227	12.0%	(13)
Revenue

	Nine Months Ended September 30,
(in millions)	2023	2022	Change	% Change
Industrial	$852	$783	$69	8.8%
Consumer	879	851	28	3.3%
Software and Advisory	263	257	6	2.3%
Total	$1,994	$1,891	$103	5.4%
Revenue increased by $103 million, or 5.4%, for the nine months ended September 30, 2023, as compared to the same period in 2022. Revenue increased on an organic basis by $111 million, or 5.9%, due to organic growth across all segments in 2023, particularly in the Industrial segment. Acquisitions increased revenue by $15 million, or 0.8%, primarily due to the acquisition of Kugler Maag CIE GmbH (“Kugler Maag”). Foreign currency decreased revenue by $23 million, or 1.2%, primarily due to the relative weakness of the Chinese renminbi and Japanese yen, partially offset due to the relative strength of the euro.
For additional information, see the discussions of results of operations by segment.

	Nine Months Ended September 30, 2023
(in millions)	Organic Change	Acquisition Change	Foreign Currency Impact	Total	Organic % Change	Total % Change
Revenue change
Industrial	$75	$3	$(9)	$69	9.6%	8.8%
Consumer	31	11	(14)	28	3.6%	3.3%
Software and Advisory	5	1	—	6	1.9%	2.3%
Total	$111	$15	$(23)	$103	5.9%	5.4%

Cost of Revenue
Cost of revenue increased by $35 million, or 3.5%, for the nine months ended September 30, 2023, as compared to the same period in 2022, primarily due to increased salary expenses of $20 million, in part due to merit-based increases to base salaries, increased travel-related expenses of $8 million as travel has begun to return closer to historical levels, increased depreciation and amortization of $8 million due to increased capital expenditures and $7 million related to increased compensation and severance costs as a result of headcount reductions. An additional $11 million of the increase was from acquired entities, primarily Kugler Maag. The increases in cost of revenue were partially offset by foreign currency impact of $13 million, primarily due to the relative weakness of the Chinese renminbi and Japanese yen, and by a decrease of $11 million in the cost of the annual cash bonus plan.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $69 million, or 12.0%, for the nine months ended September 30, 2023, as compared to the same period in 2022, primarily due to a $24 million increase in performance-based incentive costs of which $21 million reflects the estimated change in fair value of our outstanding cash-settled stock appreciation rights (“CSARs”). CSAR expenses increased in 2023 due to changes in estimated future cash flows based on management's most recent outlook for the business as well as continued vesting of existing awards. In comparison, in 2022 we recorded a CSAR benefit which was driven by increases in the discount rate utilized in the discounted cash flow analysis and decreases in the market multiples of comparable publicly traded companies. Additionally, salary-related expenses increased $15 million in part due to merit-based increases to base salaries, travel-related expenses increased $6 million as travel has begun to return closer to historical levels, information technology-related expenses increased $6 million, and $5 million related to increased compensation and severance costs as a result of headcount reductions. An additional $11 million of the increase was from acquired entities, primarily Kugler Maag.
During the nine months ended September 30, 2023 and 2022, we incurred $2 million and $4 million of expenses related to preparation of this registration statement on Form S-1 in connection with this offering, respectively.
Goodwill Impairment
During the three months ended September 30, 2023, we identified a triggering event and performed a quantitative impairment assessment for a reporting unit in the Consumer segment, which resulted in a pre-tax goodwill impairment charge of $37 million. See Note 8 to our condensed consolidated financial statements for further details.
Interest Expense
Interest expense increased by $13 million for the nine months ended September 30, 2023, as compared to the same period in 2022. The increase is primarily due to higher interest rates on borrowings under the Credit Facility (as defined below).
In October 2023, we issued $300 million in aggregate principal amount of 6.500% senior notes due 2028 (the “notes”). For additional information, refer to “Prospectus Summary—Summary Consolidated Financial and Other Data” and “—Liquidity and Capital Resources.”
Other (Expense) Income, net
Other (expense) income, net increased by $30 million, from other expense, net of $22 million for the nine months ended September 30, 2022 to other income, net of $8 million for the nine months ended September 30, 2023. The increase is primarily due to the impact of foreign currency exchange rate changes on intercompany loan and operating balances between our subsidiaries that are denominated in the respective local foreign currencies. During the nine months ended September 30, 2023, we recognized unrealized losses on these balances of $5 million, primarily attributable to changes in the euro, compared to unrealized losses of $35 million in 2022, primarily attributable to changes in the British pound sterling, Brazilian real and Korean won. Additionally, non-operating pension expenses decreased by $5 million coupled with settlement losses of $5 million related to our U.S. pension plan that were recognized in 2022 but did not recur in 2023. The increase in other income, net was partially offset by a decrease of $12 million in investment income, net of fees primarily due to lower unrealized gains on non-consolidated equity securities.
Income Tax Expense
The effective tax rate for the nine months ended September 30, 2023 was 19.9%, which differed from the U.S. statutory tax rate of 21% primarily due to earnings subject to lower tax rates in foreign jurisdictions and research and development tax credits, partially offset by the impact of non-deductible goodwill impairment and U.S. tax on Global Intangible Low Taxed Income net of related foreign tax credits. The effective tax rate for the nine months ended September 30, 2022 was 21.2%, which differed from the U.S. statutory tax rate of 21% primarily due to increases in deferred tax valuation allowances and uncertain tax positions, partially offset by earnings subject to lower tax rates in foreign jurisdictions and settlement of foreign tax audits.
Industrial
The Industrial segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across a number of end markets, including energy and automation, materials (plastics, wire and cable), building products and cybersecurity.
The following table summarizes the change in Industrial’s revenue and operating income for the periods presented:

	Nine Months Ended September 30,
(in millions)	2023	2022
Revenue	$852	$783
Revenue change analysis:
Organic change	$75	$28
Acquisition change	3	—
Foreign currency impact	(9)	(26)
Total revenue change	$69	$2

Segment operating income	$242	$219
Segment operating income change analysis:
Organic change	$31	$49
Acquisition change	(3)	(1)
Foreign currency impact	(5)	(5)
Total segment operating income change	$23	$43

Segment operating income margin	28.4%	28.0%
Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022
Revenue
Revenue increased by $69 million, or 8.8%, for the nine months ended September 30, 2023, as compared to the same period in 2022. Revenue increased organically $75 million, or 9.6%, primarily due to increased Certification Testing revenue in energy and automation of $28 million which has seen high demand due to increased transition to renewable energies, including battery testing associated with electric vehicles, building products of $12 million, and materials of $7 million and increased Ongoing Certification revenue in energy and automation of $15 million and building products of $5 million. Foreign currency decreased revenue by $9 million, or 1.1%, primarily due to the relative weakness of the Chinese Renminbi and Japanese yen.

Segment operating income
Segment operating income increased by $23 million, or 10.5%, for the nine months ended September 30, 2023, as compared to the same period in 2022 primarily due to the $75 million increase in organic revenue noted above partially offset due to a $44 million increase in expenses. Expenses increased primarily due to a $18 million increase in salary-related expenses due to merit-based increases to base salaries and additional headcount, $7 million in performance-based incentives, of which $9 million reflects the change in estimated fair value of our outstanding CSARs, and increased travel-related expenses of $7 million as travel has begun to return closer to historical levels. Acquisitions increased expenses $6 million primarily due to the acquisition of Cimteq Holdings Limited (“Cimteq”).
Consumer
The Consumer segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across a number of end markets, including consumer technology, retail, appliances, HVAC, lighting and mobility.
The following table summarizes the change in Consumer’s revenue and operating income for the periods presented:

	Nine Months Ended September 30,
(in millions)	2023	2022
Revenue	$879	$851
Revenue change analysis:
Organic change	$31	$16
Acquisition change	11	20
Foreign currency impact	(14)	(33)
Total revenue change	$28	$3

Segment operating income	$31	$84
Segment operating income change analysis:
Organic change	$(9)	$51
Acquisition change	(5)	(3)
Foreign currency impact	(2)	(2)
Goodwill impairment	$(37)	$—
Total segment operating income change	$(53)	$46

Segment operating income margin	3.5%	9.9%
Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022
Revenue
Revenue increased by $28 million, or 3.3%, for the nine months ended September 30, 2023, as compared to the same period in 2022. Revenue increased organically $31 million, or 3.6%, primarily due to increased Non-certification Testing and Other Services revenue in consumer technology of $14 million and retail of $8 million and due to increased Ongoing Certification revenue in consumer technology of $7 million and in appliances and lighting of $6 million. Acquisitions increased revenue $11 million, or 1.3%, primarily due to the acquisition of Kugler Maag. Foreign currency decreased revenue by $14 million, or 1.6%, primarily due to the relative weakness of the Chinese Renminbi and Japanese yen.

Segment operating income
Segment operating income decreased by $53 million, or 63.1%, for the nine months ended September 30, 2023, as compared to the same period in 2022 primarily due to a $77 million increase in expenses partially offset by the $31 million increase in organic revenue noted above. Expenses increased primarily due to a goodwill impairment charge of $37 million as a result of lower than expected demand for Non-certification Testing and Other Services in the mobility industry, which has been impacted by auto industry conditions in the third quarter of 2023, including slowing of the pace of electric vehicle transition, labor uncertainties, and the impact of more moderate growth expectations for the business. In addition, expenses increased due to changes in the estimated fair value of our outstanding CSARs of $11 million, a $9 million increase in salary-related expenses due to merit-based increases to base salaries, $9 million increase in compensation and severance costs as a result of headcount reductions and increased travel-related expenses of $5 million as travel has begun to return closer to historical levels. Acquisitions increased expenses $16 million primarily due to the acquisition of Kugler Maag. The increases in expenses were partially offset by foreign currency impact of $12 million, primarily due to the relative weakness of the Chinese renminbi and Japanese yen.
Software and Advisory
The Software and Advisory segment provides subscription-based software and advisory services to support clients’ risk management, sustainability and compliance processes across a number of end markets, including supply chain, regulatory and sustainability.
The following table summarizes the change in Software and Advisory’s revenue and operating income for the periods presented:

	Nine Months Ended September 30,
(in millions)	2023	2022
Revenue	$263	$257
Revenue change analysis:
Organic change	$5	$23
Acquisition change	1	—
Foreign currency impact	—	(5)
Total revenue change	$6	$18

Segment operating income	$9	$17
Segment operating income change analysis:
Organic change	$(8)	$28
Total segment operating income change	$(8)	$28

Segment operating income margin	3.4%	6.6%
Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022
Revenue
Revenue increased by $6 million, or 2.3%, for the nine months ended September 30, 2023, as compared to the same period in 2022. Revenue increased organically $5 million, or 1.9% primarily due to increased Software revenue in supply chain of $6 million.
Segment operating income
Segment operating income decreased by $8 million for the nine months ended September 30, 2023, as compared to the same period in 2022 due to a $13 million increase in expenses, partially offset by the $5 million growth in organic revenue noted above. Expenses increased primarily due to increased salary-related expenses of $9 million due to merit-based increases to base salaries and additional headcount.
The following tables set forth our condensed consolidated results of operations and summary cash flow data for the periods presented.
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	Year Ended December 31,				Change
(in millions)	2022	% Revenue	2021	% Revenue
Revenue	$2,520	N/A	$2,517	N/A	$3
Cost of revenue	1,313	52.1%	1,338	53.2%	(25)
Selling, general and administrative expenses	795	31.5%	892	35.4%	(97)
Operating income	412	16.3%	287	11.4%	125
Interest expense	(17)	(0.7)%	(1)	—%	(16)
Other (expense) income, net	(12)	(0.5)%	(12)	(0.5)%	—
Income before income taxes	383	15.2%	274	10.9%	109
Income tax expense	74	2.9%	36	1.4%	38
Net income	$309	12.3%	$238	9.5%	71
Revenue

	Year Ended December 31,
(in millions)	2022	2021	Change	% Change
Industrial	$1,044	$1,051	$(7)	(0.7)%
Consumer	1,128	1,138	(10)	(0.9)%
Software and Advisory	348	328	20	6.1%
Total	$2,520	$2,517	$3	0.1%

Revenue increased by $3 million, or 0.1%, for the year ended December 31, 2022, as compared to the same period in 2021. Revenue increased on an organic basis by $69 million, or 2.7%, due to growth across all segments for the year ended December 31, 2022. Acquisitions increased revenue by $27 million, or 1.1%, primarily due to the acquisition of Method Park Holding AG (“Method Park”) in the third quarter of 2021. Foreign currency translation decreased revenue by $93 million, or 3.7%, primarily due to the relative weakness of the euro and Japanese yen.
Revenue for the year ended December 31, 2021 was impacted by a ransomware attack, which resulted in disruption to our systems and our ability to service our customers, primarily in the Consumer segment. The system outage suppressed the level of activity below normal levels. We estimate the lost revenue related to the ransomware attack to be approximately $12 million, and the associated operating income impact to be approximately $26 million, which includes costs incurred related to our incident response efforts and was primarily incurred during the six months ended June 30, 2021.

For additional information see the discussion of results of operations by segment.

	Year Ended December 31, 2022
(in millions)	Organic Change	Acquisition Change	Foreign Currency Impact	Total	Organic % Change	Total % Change
Revenue change
Industrial(a)	$29	$1	$(37)	$(7)	2.8%	(0.7)%
Consumer(a)	13	26	(49)	(10)	1.1%	(0.9)%
Software and Advisory	27	—	(7)	20	8.2%	6.1%
Total(a)	$69	$27	$(93)	$3	2.7%	0.1%
_________________
(a)2022 Organic Change and Foreign Currency Impact reflect the change in estimate described further in “Components of our Results of Operations.”
Cost of Revenue
Cost of revenue decreased by $25 million, or 1.9%, for the year ended December 31, 2022, as compared to the same period in 2021. Foreign currency translation decreased cost of revenue by $56 million, primarily due to the relative weakness of the euro and Japanese yen. The decrease was also due to decreased expenses of $42 million associated with performance-based incentives, of which $30 million relates to decreases in the cost of our annual cash bonus plan and $12 million reflects the change in estimated fair value of our outstanding CSARs. The decrease in cost of revenue was partially offset by salary and fringe increases of $48 million due to merit-based increases to base salaries and additional headcount, increased travel-related expenses of $11 million and costs of $20 million related to acquired entities, primarily Method Park, which was acquired in the third quarter of 2021. Cost of revenue was 52.1% of revenue for the year ended December 31, 2022, compared to 53.2% for the same period in 2021.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased by $97 million, or 10.9%, for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to decreased expenses of $123 million associated with performance-based incentives, of which $120 million reflects the change in estimated fair value of our outstanding CSARs. The fair value of the CSARs was impacted by an increase in the discount rate utilized in the discounted cash flow analysis, as well as a reduction in the market multiples of comparable publicly traded companies. The decrease in selling, general and administrative expenses was also due to the impact of foreign currency translation of $25 million, primarily due to the relative weakness of the euro, as well as non-recurring costs incurred during the year ended December 31, 2021 related to our incident response efforts from the ransomware attack. The decrease in selling, general and administrative expenses was partially offset by salary and fringe increases of $30 million due to merit-based increases to base salaries and additional headcount, as well as costs of $13 million related to acquired entities and acquisition-related costs.
Interest Expense
Interest expense increased by $16 million for the year ended December 31, 2022, as compared to the same period in 2021. The increase is primarily due to interest on borrowings under the Credit Facility, which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million.
Other (Expense) Income, net
Other (expense) income, net remained flat for the year ended December 31, 2022, as compared to the same period in 2021. Investment income, net of fees increased by $18 million, primarily due to unrealized gains related to certain investments in non-consolidated equity securities as a result of observable price changes in orderly transactions. This increase was offset by the unfavorable impacts of foreign currency of $9 million and decreased earnings from non-consolidated affiliates of $9 million.

Income Tax
Our effective income tax rate was 19.3% for the year ended December 31, 2022, compared to 13.1% for the same period in 2021. The effective tax rate in each period differed from the U.S. federal statutory tax rate due to numerous factors such as changes in our business operations, intercompany transactions, changes in the tax laws and earnings subject to tax rates different than the U.S. rate.
Results for 2021 included $11 million of income tax benefit due to the foreign derived intangible income deductions in the United States.
Tax expense for both 2022 and 2021 was favorably impacted by lower tax rates and tax exemptions on income derived from foreign operations. See Note 12 to our consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.
Industrial
The following table summarizes the change in the Industrial segment’s revenue and operating income for the periods presented:

	Year Ended December 31,
(in millions)	2022	2021
Revenue	$1,044	$1,051
Revenue change analysis:
Organic change	$29	$73
Acquisition change	1	—
Foreign currency impact	(37)	13
Total revenue change	$(7)	$86

Segment operating income	$286	$244
Segment operating income change analysis:
Organic change	$53	$(6)
Acquisition change	(2)	(2)
Foreign currency impact	(9)	(1)
Total segment operating income change	$42	$(9)

Segment operating income margin	27.4%	23.2%
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenue
Revenue decreased by $7 million, or 0.7%, for the year ended December 31, 2022, as compared to the same period in 2021. The relative weakness of foreign currencies, primarily the euro and Japanese yen, accounted for a $37 million, or 3.5%, decrease in revenue. On an organic basis, revenue increased $29 million, or 2.8%, primarily due to increased Certification Testing revenue in engineered materials of $13 million and in industrial automation of $5 million. Additionally, organic revenue increased due to increased Ongoing Certification Services revenue in industrial automation of $10 million.
Segment Operating Income
Segment operating income increased by $42 million, or 17.2%, for the year ended December 31, 2022, as compared to the same period in 2021. Segment operating income increased organically by $53 million, or 21.7%, due to the $29 million increase in organic revenue noted above and a $24 million decrease in expenses. Expenses decreased primarily due to a $63 million decrease in performance-based incentives, of which $49 million reflects the change in estimated fair value of our outstanding CSARs, partially offset by salary and fringe increases of $32 million due to merit-based increases to base salaries and additional headcount and increased travel-related expenses of $9 million. The relative weakness of foreign currencies accounted for a $9 million, or 3.7%, decrease in segment operating income.
Consumer
The following table summarizes the change in the Consumer segment’s revenue and operating income for the periods presented:

	Year Ended December 31,
(in millions)	2022	2021
Revenue	$1,128	$1,138
Revenue change analysis:
Organic change	$13	$65
Acquisition change	26	15
Foreign currency impact	(49)	13
Total revenue change	$(10)	$93

Segment operating income	$101	$50
Segment operating income change analysis:
Organic change	$57	$(45)
Acquisition change	(3)	(7)
Foreign currency impact	(3)	(3)
Total segment operating income change	$51	$(55)

Segment operating income margin	9.0%	4.4%
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenue
Revenue decreased by $10 million, or 0.9%, for the year ended December 31, 2022, as compared to the same period in 2021. The relative weakness of foreign currencies, primarily the Japanese yen and euro, accounted for a $49 million, or 4.3%, decrease in revenue and acquisitions increased revenue $26 million, or 2.3%. Revenue increased organically $13 million, or 1.1%, primarily due to increased Ongoing Certification Services revenue in appliances and HVAC of $7 million and increased Non-certification Testing and Other Services revenue in retail and consumer products of $7 million.
Segment Operating Income
Segment operating income increased by $51 million, or 102.0%, for the year ended December 31, 2022, as compared to the same period in 2021. Segment operating income increased organically by $57 million, or 114.0%, primarily due to a $44 million decrease in expenses and the $13 million increase in organic revenue noted above. Expenses decreased primarily due to an $84 million decrease in performance-based incentives, of which $64 million reflects the change in estimated fair value of our outstanding CSARs, partially offset by salary and fringe increases of $32 million due to merit-based increases to base salaries and additional headcount and increased occupancy costs of $8 million, in part related to higher utility costs.

Software and Advisory
The following table summarizes the change in the Software and Advisory segment’s revenue and operating income for the periods presented:

	Year Ended December 31,
(in millions)	2022	2021
Revenue	$348	$328
Revenue change analysis:
Organic change	$27	$35
Foreign currency impact	(7)	2
Total revenue change	$20	$37

Segment operating income (loss)	$25	$(7)
Segment operating income (loss) change analysis:
Organic change	$32	$(10)
Acquisition change	—	(1)
Foreign currency impact	—	(1)
Total segment operating income (loss) change	$32	$(12)

Segment operating income (loss) margin	7.2%	(2.1)%
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenue
Revenue increased by $20 million, or 6.1%, for the year ended December 31, 2022, as compared to the same period in 2021. Revenue increased organically by $27 million, or 8.2%, primarily due to increased Software and Non-certification Testing and Other Services revenue in supply chain management of $8 million, medical and health sciences of $8 million and renewable energy of $5 million. The relative weakness of foreign currencies, primarily the euro, accounted for a $7 million, or 2.1%, decrease in revenue.
Segment Operating Income
Segment operating income increased by $32 million for the year ended December 31, 2022, as compared to the same period in 2021 due to the $27 million increase in organic revenue noted above and a $5 million decrease in expenses. Expenses decreased primarily due to an $18 million decrease in performance-based incentives, of which $19 million reflects the change in estimated fair value of our outstanding CSARs, partially offset by salary and fringe increases of $13 million due to merit-based increases to base salaries and additional headcount.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year Ended December 31,				Change
(in millions)	2021	% Revenue	2020	% Revenue
Revenue	$2,517	N/A	$2,301	N/A	$216
Cost of revenue	1,338	53.2%	1,270	55.2%	68
Selling, general and administrative expenses	892	35.4%	668	29%	224
Operating income	287	11.4%	363	15.8%	(76)
Interest expense	(1)	—%	(1)	—%	—
Other (expense) income, net	(12)	(0.5)%	(29)	(1.3)%	17
Income before income taxes	274	10.9%	333	14.5%	(59)
Income tax expense	36	1.4%	90	3.9%	(54)
Net income	$238	9.5%	$243	10.6%	$(5)
Revenue

	Year Ended December 31,
(in millions)	2021	2020	Change	% Change
Industrial	$1,051	$965	$86	8.9%
Consumer	1,138	1,045	93	8.9%
Software and Advisory	328	291	37	12.7%
Total	$2,517	$2,301	$216	9.4%
Revenue increased by $216 million, or 9.4%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased on an organic basis by $173 million, or 7.5%, due to strong demand for Non-certification Testing and Other Services in the consumer medical and wire and cable industries, as well as retail and consumer product demand rebounding from 2020, increased Certification Testing and Ongoing Certification Services in the power and automation industries and growth in Software and Non-certification Testing and Other Services revenue in the life and health services industry. The acquisition of Method Park increased revenue by $15 million, or 0.7%. Foreign currency translation increased revenue by $28 million, or 1.2%, due to the relative strengthening of the Chinese renminbi and the euro. For additional information, see the discussion of results of operations by segment.

	Year Ended December 31, 2021
(in millions)	Organic Change	Acquisition Change	Foreign Currency Impact	Total	Organic % Change	Total % Change
Revenue change
Industrial	$73	$—	$13	$86	7.6%	8.9%
Consumer	65	15	13	93	6.2%	8.9%
Software and Advisory	35	—	2	37	12.0%	12.7%
Total	$173	$15	$28	$216	7.5%	9.4%
Cost of Revenue
Cost of revenue increased by $68 million, or 5.4%, for the year ended December 31, 2021 as compared to the same period in 2020, primarily due to the overall increase in revenue. Cost of revenue also increased due to a $22 million increase in performance-based employee incentive expense as 2021 performance significantly exceeded targets for both the annual and long-term incentive plans. Salary and fringe expense increased $6 million, primarily due to merit increases put into effect in the second quarter of 2021 and due to a delay in merit increases in 2020 as part of cost saving measures enacted as a result of the COVID-19 pandemic. The increase in cost of revenue includes the impact of foreign currency translation of $22 million attributable to a stronger Chinese renminbi. The increase also includes costs of $10 million related to acquired entities. The increase in cost of revenue is net of a decrease in costs of $26 million primarily related to the elimination of certain business functions in 2021 in connection with our business reorganization activities described above. Cost of revenue was 53.2% of revenue for the year ended December 31, 2021 compared to 55.2% for the same period in 2020.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $224 million, or 33.5%, for the year ended December 31, 2021 as compared to the same period in 2020, due to a $115 million increase in performance-based employee incentive expense, primarily driven by an additional expense of $94 million ($104 million in 2021 compared to $10 million in 2020) for our outstanding CSARs. The additional expense is due to an increase in the estimated fair value of our outstanding CSARs, which was determined using third-party valuations. The fair value of our CSARs fluctuates based on changes in assumptions including estimated future cash flows, the discount rate and market multiples from comparable publicly traded companies. In addition, salary and fringe expense increased $48 million due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020. Outside service expense increased $33 million, which includes expenses related to the non-capitalizable portion of a new customer relationship management application. The increase also reflects $26 million of costs primarily related to new company-wide indirect sales, digital initiatives and process improvement support functions created in connection with our 2021 business reorganization activities. The increase in selling, general and administrative expenses includes the impact of foreign currency translation of $11 million primarily due to intercompany settlements and the relative strengthening of the Chinese renminbi. The increase also includes costs of $11 million related to acquired entities and acquisition related costs.
Other (Expense) Income, net
Other expense decreased by $17 million to $12 million for the year ended December 31, 2021 as compared to the same period in 2020, primarily due to the impact of foreign currency translation gains of $9 million from intercompany loan balances, increased earnings from non-consolidated affiliates of $8 million and a $7 million decrease in pension expense, partially offset by a $7 million decrease in investment income due to lower interest rates.
Income Tax
Our effective income tax rate was 13.1% for the year ended December 31, 2021 compared to 27.0% for the same period in 2020. The effective tax rate in each period differed from the statutory tax rate due to numerous factors such as changes in our business operations, intercompany transactions, changes in the tax laws and earnings subject to tax rates different than the U.S. rate.
Results for 2021 included $11 million of non-recurring income tax benefit due to the foreign derived intangible income deduction. Results for 2020 included $24 million of income tax expense due to the write-off of a deferred tax asset previously recognized pursuant to ASU 2016-16. The deferred tax asset was no longer realizable as a result of an intercompany sale of certain intangible assets.
Exclusive of these discrete items, tax expense was favorably impacted by lower tax rates and tax exemptions on income derived from foreign operations. See Note 12 to our consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.
Industrial
The Industrial segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across a number of end markets, including energy, industrial automation, engineered materials and built environment markets.
Highlights of Industrial’s financial results for the year ended December 31, 2021 include:
•Revenue of $1,051 million; and

•Segment operating income of $244 million.
The following table sets forth Industrial’s condensed results of operations.

	Year Ended December 31,
(in millions)	2021	2020
Revenue	$1,051	$965
Revenue change analysis:
Organic change	$73	$(7)
Acquisition change	—	1
Foreign currency impact	13	—
Total revenue change	$86	$(6)

Segment operating income	$244	$253
Segment operating income change analysis:
Organic change	$(6)	$25
Acquisition change	(2)	(1)
Foreign currency impact	(1)	(1)
Total segment operating income change	$(9)	$23

Segment operating income margin	23.2%	26.2%
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Revenue increased by $86 million, or 8.9%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased organically 7.6% and the relative strength of foreign currencies accounted for an additional 1.3% increase in revenue.
On an organic basis, revenue increased $73 million primarily due to:
•An increase in revenue attributable to the wire and cable industry of $30 million, and revenue attributable to the industrial power and automation industry of $12 million related to Ongoing Certification Services; and
•New product testing across the wire and cable industry resulted in an increase in revenue of $11 million, and new product testing across the industrial power and automation industry resulted in an increase in revenue of $9 million, in each case related to Certification Testing revenue.
Segment Operating Income
Segment operating income decreased by $9 million, or 3.6%, for the year ended December 31, 2021 as compared to the same period in 2020. Segment operating income decreased organically 2.4%, acquisition-related costs decreased segment operating income 0.8% and the relative weakness of foreign currencies accounted for a 0.4% decrease in segment operating income.
On an organic basis, segment operating income decreased $6 million primarily due to:
•An increase in long-term incentives of $50 million, which is primarily due to an increase in performance-based employee incentive expenses attributable to additional CSAR expense of $39 million ($43 million in 2021 compared to $4 million in 2020);

•An increase in outside service expenses of $14 million primarily related to the non-capitalizable portion of a new customer relationship management application; and
•An increase in salary and fringe expenses of $10 million primarily due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020.
The decrease was mostly offset by increased revenue of $73 million, as discussed above.
Consumer
The Consumer segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across consumer technologies, retail and consumer products, appliances, HVAC and lighting, medical devices and automotive.
Highlights of Consumer’s financial results for the year ended December 31, 2021 include:
•Revenue of $1,138 million; and
•Segment operating income of $50 million.
The following table sets forth Consumer’s condensed results of operations.

	Year Ended December 31,
(in millions)	2021	2020
Revenue	$1,138	$1,045
Revenue change analysis:
Organic change	$65	$(24)
Acquisition change	15	3
Foreign currency impact	13	1
Total revenue change	$93	$(20)

Segment operating income	$50	$105
Segment operating income change analysis:
Organic change	$(45)	$3
Acquisition change	(7)	1
Foreign currency impact	(3)	—
Total segment operating income change	$(55)	$4

Segment operating income margin	4.4%	10.0%
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Revenue increased by $93 million, or 8.9%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased organically 6.2%, acquisitions increased revenue 1.4% and the relative strength of foreign currencies accounted for an additional 1.3% increase in revenue.
On an organic basis, revenue increased $65 million primarily due to:
•Increased economic activity within the medical and health sciences area along with increased spending in consumer technology products, which contributed to revenue growth of $28 million. This increase was driven by Non-certification Testing and Other Services of $17 million and Certification Testing of $7 million;
•A rebound in economic activity, which contributed to revenue growth related to consumer retail products of $24 million primarily in Non-certification Testing and Other Services; and
•Growth in consumer demand for household appliances, which contributed to increased revenue of $13 million primarily in Certification Testing and Ongoing Certification Services.
Segment Operating Income
Segment operating income decreased by $55 million, or 52.4%, for the year ended December 31, 2021 as compared to the same period in 2020. Segment operating income decreased organically 42.9%, acquisitions decreased segment operating income 6.7% and the relative weakness of foreign currencies accounted for a 2.8% decrease in segment operating income.
On an organic basis, segment operating income decreased $45 million primarily due to:
•An increase in long-term incentives of $63 million, which is primarily due to an increase in performance-based employee incentive expenses attributable to additional CSAR expense of $51 million ($56 million in 2021 compared to $5 million in 2020);
•An increase in salary and fringe expenses of $23 million primarily due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020; and
•An increase in outside service expenses of $19 million primarily related to the non-capitalizable portion of a new customer relationship management application.
The decreases were partially offset by increased revenue of $65 million, as discussed above.
Software and Advisory
The Software and Advisory segment provides subscription-based software and advisory services to support clients’ risk management sustainability and compliance processes.
Highlights of Software and Advisory’s financial results for the year ended December 31, 2021 include:
•Revenue of $328 million; and
•Segment operating loss of $7 million.

The following table sets forth Software and Advisory’s condensed results of operations.

	Year Ended December 31,
(in millions)	2021	2020
Revenue	$328	$291
Revenue change analysis:
Organic change	$35	$4
Acquisition change	—	8
Foreign currency impact	2	—
Total revenue change	$37	$12

Segment operating (loss) income	$(7)	$5
Segment operating (loss) income change analysis:
Organic change	$(10)	$9
Acquisition change	(1)	(1)
Foreign currency impact	(1)	—
Total segment operating (loss) income change	$(12)	$8

Segment operating (loss) income margin	(2.1)%	1.7%
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Revenue increased by $37 million, or 12.7%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased organically 12.0% and the relative strength of foreign currencies accounted for an additional 0.7% increase in revenue.
On an organic basis, Software and Advisory revenue increased $35 million primarily due to:
•Growth related to life and health sciences of $14 million;
•Growth related to supply chain compliance of $7 million;
•Growth related to sustainability and EHS of $5 million; and
•Growth related to renewable energy of $4 million.
Segment Operating Income (Loss)
Segment operating income decreased by $12 million, from a segment operating income of $5 million to a segment operating loss of $7 million for the year ended December 31, 2021 as compared to the same period in 2020. Segment operating income decreased organically 200.0%, acquisitions decreased segment operating income 20.0% and the relative weakness of foreign currencies accounted for a 20.0% decrease in segment operating income.
On an organic basis segment operating income decreased $10 million primarily due to:
•An increase in long-term incentives of $21 million, which is primarily due to an increase in performance-based employee incentive expenses attributable to additional CSAR expense of $15 million ($16 million in 2021 compared to $1 million in 2020); and
•An increase in salary and fringe expenses of $16 million primarily due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020.

The decreases were partially offset by increased revenue of $35 million, as discussed above.
Key Operating Metrics and Non-GAAP Financial Measures
In addition to financial measures determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we consider a variety of financial and operating measures in assessing the performance of our business. The key measures calculated in accordance with GAAP that we use are revenue and operating income. The key non-GAAP measures are Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow, which management believes provide useful information to investors. These measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, operating income, net cash provided by operating activities or any other measure calculated in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies. We use Adjusted EBITDA to measure the operational strength and performance of our business. We use Free Cash Flow as an additional measure of our ability to repay debt, make other investments and pay dividends. The table below presents these non-GAAP measures with the most comparable GAAP measures.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions, unless otherwise stated)	2022	2021	2020	2023	2022
Revenue	$2,520	$2,517	$2,301	$1,994	$1,891
Operating income	$412	$287	$363	$282	$320
Operating income margin	16.3%	11.4%	15.8%	14.1%	16.9%
Net income	$309	$238	$243	$214	$227
Net income margin	12.3%	9.5%	10.6%	10.7%	12.0%
Adjusted EBITDA	$547	$429	$510	$430	$422
Adjusted EBITDA margin	21.7%	17.0%	22.2%	21.6%	22.3%
Net Cash provided by Operating Activities	$372	$421	$487	$341	$292
Free Cash Flow	$208	$314	$368	$185	$174
Revenue
Total revenue includes revenue from the services we provide our customers across our TIC and S&A businesses. Revenue change is calculated as the percentage change in revenue in one year relative to the prior year’s revenue and is a key financial metric that we use to manage our business.
We use Organic Change, Acquisition Change and Foreign Currency Impact to explain the change in our revenue from period to period. We define these components of revenue as follows:
“Organic Change” reflects revenue change in a given year excluding Acquisition Change and Foreign Currency Impact in that same year, expressed in dollars or as a percentage of revenue in the prior year.
“Acquisition Change” is calculated as revenue change in a given year related to acquisitions or disposals of businesses using prior period exchange rates, expressed in dollars or as a percentage of revenue in the prior year. Revenues from an acquisition or disposal are measured as Acquisition Change for the initial twelve month period following the acquisition or disposal date. Subsequently, the revenue impact from the acquired or disposed business is measured as Organic Change.
“Foreign Currency Impact” reflects the impact that foreign currency exchange rates have on revenue in a given year, expressed in dollars or as a percentage of revenue in the prior year. We use constant currency to calculate Foreign Currency Impact to revenue in a given year by translating current period revenues at prior period exchange rates, expressed as a percentage of revenue in the prior year.

Operating Income
Operating Income is calculated as revenue less cost of revenue, selling, general and administrative expenses and goodwill impairment.
We use Organic Change, Acquisition Change, Foreign Currency Impact and Goodwill Impairment to explain the change in our operating income from period to period. We define these components of operating income as follows:
“Organic Change” reflects total operating income change in a given year excluding Acquisition Change and Foreign Currency Impact in that same year, expressed in dollars or as a percentage of operating income in the prior year.
“Acquisition Change” is calculated as operating income change in a given year related to acquisitions or disposals of businesses using prior period exchange rates, expressed in dollars or as a percentage of operating income in the prior year. Operating income change from an acquisition or disposal is measured as Acquisition Change for the initial twelve month period following the acquisition or disposal date. Subsequently, operating income impact from the acquired or disposed business is measured as Organic Change. Acquisition Change also includes the change in due diligence related costs for merger and acquisition and disposal activities.
“Foreign Currency Impact” reflects the impact that foreign currency exchange rates have on operating income in a given year, expressed in dollars or as a percentage of operating income in the prior year. We use constant currency to calculate Foreign Currency Impact to operating income in a given year by translating current period operating income at prior period exchange rates, expressed as a percentage of operating income in the prior year.
“Goodwill Impairment” reflects the pre-tax goodwill impairment charge of $37 million related to the Consumer segment, as a result of a triggering event requiring a quantitative impairment assessment. See Note 8 to our condensed consolidated financial statements for further details.
Operating Income Margin
Operating Income Margin is calculated as Operating Income as a percentage of revenue.
Net Income
Net Income is calculated as revenue less cost of revenue, selling, general and administrative expense, interest expense, other expense (income) and income tax expense.
Net Income Margin
Net Income Margin is calculated as Net Income as a percentage of revenue.
Adjusted EBITDA
We define Adjusted EBITDA as net income adjusted for depreciation and amortization expense, interest expense, other expense (income), income tax expense and certain other items such as stock-based compensation expense for equity-settled awards, material asset impairment charges and restructuring expenses, as applicable.
We believe that the presentation of Adjusted EBITDA provides additional information to investors about certain non-cash items and about unusual items that we do not expect to continue at the same level in the future. Further, we believe Adjusted EBITDA provides a meaningful measure of business performance and provides a basis for comparing our performance to that of other peer companies using similar measures.
There are material limitations to using Adjusted EBITDA. Adjusted EBITDA does not take into account certain significant items, including depreciation and amortization, interest expense, income tax expense, stock-based compensation expense for equity-settled awards, material asset impairment charges, restructuring expenses and other adjustments which directly affect our net income, as applicable. These limitations are best addressed by considering the economic effects of the excluded items independently, and by considering Adjusted EBITDA in conjunction with net income as calculated in accordance with GAAP.
The table below reconciles consolidated Adjusted EBITDA to net income and reconciles segment operating income to segment Adjusted EBITDA for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2022	2021	2020	2023	2022
Net income	$309	$238	$243	$214	$227
Depreciation and amortization expense	135	142	147	111	102
Interest expense	17	1	1	23	10
Other expense (income), net	12	12	29	(8)	22
Income tax expense	$74	$36	$90	53	61
Goodwill impairment	$—	$—	$—	37	—
Adjusted EBITDA	$547	$429	$510	$430	$422

Industrial
Segment operating income	$286	$244	$253	$242	$219
Depreciation and amortization expense	32	33	34	26	23
Industrial Adjusted EBITDA	$318	$277	$287	$268	$242
Consumer
Segment operating income	$101	$50	$105	$31	$84
Depreciation and amortization expense	66	70	73	55	51
Goodwill impairment	—	—	—	$37	$—
Consumer Adjusted EBITDA	167	120	178	$123	$135
Software and Advisory
Segment operating income (loss)	$25	$(7)	$5	$9	$17
Depreciation and amortization expense	37	39	40	30	28
Software and Advisory Adjusted EBITDA	62	32	45	$39	$45

Adjusted EBITDA	$547	$429	$510	$430	$422

Adjusted EBITDA Margin
Adjusted EBITDA margin is calculated as Adjusted EBITDA as a percentage of revenue. The table below reconciles Adjusted EBITDA margin to net income margin for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2022	2021	2020	2023	2022
Net income	12.3%	9.5%	10.6%	10.7%	12.0%
Depreciation and amortization expense	5.3%	5.6%	6.4%	5.6%	5.4%
Interest expense	0.7%	—%	—%	1.1%	0.5%
Other expense (income), net	0.5%	0.5%	1.3%	(0.4)%	1.2%
Income tax expense	2.9%	1.4%	3.9%	2.7%	3.2%
Goodwill impairment	—%	—%	—%	1.9%	—%
Adjusted EBITDA	21.7%	17.0%	22.2%	21.6%	22.3%

Industrial	30.5%	26.3%	29.7%	31.5%	30.9%
Consumer	14.8%	10.5%	17.0%	14.0%	15.9%
Software and Advisory	17.8%	9.8%	15.5%	14.8%	17.5%
Net Cash Provided by Operating Activities
Net Cash Provided by Operating Activities is the amount of cash we generate from carrying out operating activities including generating revenue, paying expenses and funding working capital.
Free Cash Flow
We define Free Cash Flow as net cash provided by operating activities less cash outlays related to capital expenditures. We define capital expenditures to include purchases of property, plant and equipment and capitalized software. These items are subtracted from cash from operating activities because they represent long-term investments that are required for normal business activities. As a result, subject to the limitations described below, Free Cash Flow is a useful liquidity measure of our cash available to repay debt, make other investments and return cash to stockholders.
Free Cash Flow adjusts for cash items that are ultimately within management’s discretion to direct and, therefore, may imply that there is less or more cash that is available than the most comparable GAAP measure. Free Cash Flow is not intended to represent residual cash flow for discretionary expenditures since debt repayment requirements and other non-discretionary expenditures are not deducted. These limitations are best addressed by using Free Cash Flow in combination with the cash flow results according to GAAP.
The table below reconciles Free Cash Flow to net cash provided by operating activities for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2022	2021	2020	2023	2022
Net cash provided by operating activities	$372	$421	$487	$341	$292
Capital expenditures	(164)	(107)	(119)	(156)	(118)
Free Cash Flow	$208	$314	$368	$185	$174

Liquidity and Capital Resources
Overview
Our primary sources of liquidity are cash and cash equivalents on hand, cash flows from operating activities and cash borrowed under the Credit Facility. We believe the combination of cash and cash equivalents on hand, the generation of cash from operating activities, funds available under the Credit Facility and our ability to access the capital markets provide sufficient liquidity to meet our cash requirements for working capital, capital expenditures, service of indebtedness and to address other needs for the next twelve months and the foreseeable future thereafter, as well as to finance acquisitions, make contributions to our pension and postretirement plans and pay dividends to our stockholders as our board of directors deems appropriate.
Our cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those referenced in the section titled “Risk Factors.” In addition, we cannot predict whether or when we may enter into acquisitions, joint ventures or dispositions, make contributions to our pension and postretirement plans, pay dividends or what impact any such transactions could have on our results of operations, cash flows or financial condition.
Cash and cash equivalents totaled $457 million at September 30, 2023 and $322 million at December 31, 2022. At September 30, 2023, we had $744 million of unused availability under the Credit Facility and access to an accordion feature permitting an increase in the Credit Facility by an aggregate amount of up to $625 million (of which up to $400 million may consist of term loans), subject to the consent of any lenders providing such increase, the absence of any default or event of default and entry into customary documentation with respect to such increase.
In October 2023, we issued $300 million aggregate principal amount of 6.500% senior notes due in 2028. After giving effect to the issuance, and use of the net proceeds from the sale, of the notes described in this prospectus, together with expected borrowings of $           million under our Credit Facility and the use of approximately $          million of cash on hand, to fund the expected payment of a $600 million special cash dividend to UL Standards & Engagement, we would have had cash and cash equivalents of $           million and $           million of unused availability under the Credit Facility at September 30, 2023. See “Prospectus Summary—Recent Developments” and “Capitalization.”
Cash Flows
Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022
The following table is a summary of our cash flow activity for the periods presented:

	Nine Months Ended September 30,
(in millions)	2023	2022
Net cash provided by operating activities	$341	$292
Net cash used in investing activities	$(118)	$(148)
Net cash used in financing activities	$(75)	$(1,042)
Cash flows from operating activities
Net cash provided by operating activities was $341 million for the nine months ended September 30, 2023, increasing $49 million compared to net cash provided by operating activities of $292 million for the same period in 2022. The largest driver of the increase is higher net income net of non-cash items.
Cash flows from investing activities
Net cash used in investing activities was $118 million for the nine months ended September 30, 2023, decreasing $30 million compared to net cash used in investing activities of $148 million for the same period in 2022. The decrease in cash used in investing activities was primarily driven by an increase of $34 million in net sales of investments and a $25 million decrease in acquisition activity. The decrease was partially offset by a $38 million increase in capital expenditures in part due to construction of a new battery testing laboratory in the United States.
Cash flows from financing activities
Net cash used in financing activities was $75 million for the nine months ended September 30, 2023, decreasing $967 million compared to net cash used in financing activities of $1,042 million for the same period in 2022. The change was driven by a $1,540 million decrease in dividend payments to UL Standards & Engagement, which was partially offset by a $575 million decrease in net proceeds from the long-term debt issuance in 2022.
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 and Year Ended December 31, 2021 Compared to December 31, 2020
The following table is a summary of our cash flow activity for the periods presented:

	Year Ended December 31,
(in millions)	2022	2021	2020
Net cash flows provided by operating activities	$372	$421	$487
Net cash flows (used in) provided by investing activities	$(238)	$178	$(344)
Net cash flows used in financing activities	$(1,116)	$(228)	$(20)
Net cash flows provided by operating activities
Net cash provided by operating activities was $372 million for the year ended December 31, 2022, decreasing $49 million compared to net cash provided by operating activities of $421 million for the same period in 2021. The decrease was driven by lower working capital of $209 million which was impacted by lower accruals for performance-based incentives and timing of payments related to accounts payable balances, partially offset by an increase in net income, after adjustment for non-cash items, of $160 million.
Net cash provided by operating activities was $421 million for the year ended December 31, 2021, decreasing $66 million compared to net cash provided by operating activities of $487 million for the same period in 2020. The decrease was primarily driven by lower net income, after adjustment for non-cash items, of $101 million, partially offset by an improvement in working capital of $35 million. The improvement in working capital was primarily due to increased accruals for performance-based incentives and the timing of payments to our vendors.
Net cash flows (used in) provided by investing activities
Net cash used in investing activities was $238 million for the year ended December 31, 2022, compared to net cash provided by investing activities of $178 million for the same period in 2021. The $416 million change in investing activities cash flows was primarily due to a decrease in sales of investments of $370 million during the year ended December 31, 2022 compared to the same period in 2021. This change was also driven by a $57 million increase in capital expenditures and a $19 million increase in acquisition activity during the year ended December 31, 2022 compared to the same period in 2021. This change was partially offset by a $38 million decrease in purchases of short-term investments, net during the year ended December 31, 2022 compared to the same period in 2021.
Net cash provided by investing activities was $178 million for the year ended December 31, 2021, compared to net cash used in investing activities of $344 million for the same period in 2020. The change was primarily due to sales of investments of $371 million during 2021, mostly related to debt securities, compared to purchases of investments of $250 million during 2020. This change was partially offset by $47 million of acquisitions during 2021 as well as $46 million of short-term investment purchases during 2021 compared to $27 million of short-term investment redemptions during 2020.

Net cash flows used in financing activities
Net cash used in financing activities was $1,116 million for the year ended December 31, 2022, compared to net cash used in financing activities of $228 million for the same period in 2021. The $888 million increase was primarily due to an increase of $1,400 million in dividends paid to our sole stockholder during the year ended December 31, 2022 compared to the same period in 2021. The increase was also driven by a $200 million repayment of long-term debt during the year ended December 31, 2022 compared to no debt repayments in the same period in 2021. The increase was partially offset by $700 million in proceeds from long-term debt during the year ended December 31, 2022 compared to no proceeds from long-term debt in the same period in 2021.
Net cash used in financing activities was $228 million for the year ended December 31, 2021, compared to net cash used in financing activities of $20 million for the same period in 2020. The increase was primarily due to a $200 million special dividend paid to UL Standards & Engagement in December 2021. The increase was also partially due to a change in payment timing of the 2021 dividend to the non-controlling party of UL-CCIC.
Capital expenditures
We make strategic investments in capital expenditures to enable growth by expanding testing capacity to meet increased demand, to enable new capabilities and product offerings and to increase the efficiency of our processes. Capital expenditures include the building and refurbishment of laboratories and office space, the replacement and upgrade of existing laboratory equipment at the end of its useful life and investments in technology for internal-use and sale to customers through product development of new software and enhancements of existing software. Cash paid for capital expenditures increased $38 million, to $156 million for the nine months ended September 30, 2023, compared to $118 million for the same period in 2022. Cash paid for capital expenditures increased $57 million, to $164 million for the year ended December 31, 2022, compared to $107 million for the same period in 2021. Cash paid for capital expenditures decreased $12 million, to $107 million for the year ended December 31, 2021, compared to $119 million for the same period in 2020.
Long-term debt
Senior Notes Offering
In October 2023, we issued $300 million aggregate principal amount of 6.500% senior notes due in 2028. The notes are senior unsecured obligations of UL Solutions Inc. and are unconditionally guaranteed by UL LLC, our wholly owned subsidiary. We intend to use the net proceeds from the offering of the notes, together with expected borrowings of $           million under our Credit Facility and approximately $          million in cash on hand, to fund a $600 million special cash dividend to UL Standards & Engagement, which our board of directors declared in November 2023 and which we intend to pay prior to the consummation of this offering.
Interest on the notes will accrue at 6.500% per annum. We will pay interest on the notes semi-annually in arrears on April 20 and October 20 of each year, beginning on April 20, 2024.
Pursuant to the indenture that governs the notes, we agreed not to:
•create any liens on our principal properties, or on the capital stock or debt of our restricted subsidiaries, to secure debt;
•enter into mergers or consolidations or transfer all or substantially all of our assets; or
•enter into any sale and leaseback transactions with respect to our principal properties.
These limitations are subject to significant exceptions.
If a change of control triggering event occurs, as defined in the indenture, we will be required to offer to purchase the notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any. We may also redeem some or all of the notes at any time prior to their maturity at a redemption price equal to

100% of the principal amount of the notes redeemed together with accrued and unpaid interest, plus a make-whole amount, if any.
In connection with the offering of the notes, we also entered into a registration rights agreement for the benefit of the holders of the notes, under which we are required to conduct an offer to exchange the notes pursuant to a registration statement filed with the SEC within 730 days after October 20, 2023 or otherwise pay additional interest on the notes. See “Prospectus Summary—Recent Developments.”
2022 Credit Facility
In January 2022, we entered into a credit facility with Bank of America, N.A. and certain other lenders (the “Credit Facility”). UL LLC is the borrower under the Credit Facility, and we provide a guaranty of its obligations thereunder. The Credit Facility provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million, consisting of term loans in an initial aggregate principal amount of $500 million and revolving loan commitments in an initial aggregate commitment amount of $750 million (including a $25 million sub-facility for letters of credit). The Credit Facility includes an accordion feature permitting an increase in the Credit Facility by an aggregate amount of up to $625 million (of which up to $400 million may consist of term loans), subject to, among other customary conditions, the consent of any lenders providing such increase, the absence of any default or event of default and entry into customary documentation with respect to such increase. Our subsidiary UL LLC, a Delaware limited liability company, is the named borrower under the Credit Facility and we provide a guaranty of its obligations thereunder. Proceeds from the Credit Facility in January 2022, which included $500 million in term loans and $200 million in draws from the revolving loan commitments, were used to refinance the existing revolving credit facilities and partially fund payment of a $1,600 million special cash dividend that was declared and paid to UL Standards & Engagement in January 2022. The proceeds of the revolving loan commitments are available for general corporate purposes. The Credit Facility matures in January 2027 and may be prepaid at any time without fees or penalties. During 2022, we made repayments of $200 million related to the revolving credit facility. As of September 30, 2023 and December 31, 2022, our total long-term debt under the Credit Facility was $499 million of term loans, with the revolving loan commitments undrawn.
After giving effect to the issuance, and use of the net proceeds from the sale, of the notes described in this prospectus, together with expected borrowings of $          million under our Credit Facility and use of approximately $          million of cash on hand, to fund the expected payment of a $600 million special cash dividend to UL Standards & Engagement, we would have had $          million of unused availability under the Credit Facility at September 30, 2023. Our board of directors declared the $600 million special cash dividend in November 2023, and we intend to pay such dividend prior to the consummation of this offering. See “Prospectus Summary—Recent Developments” and “Capitalization.”
Future borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.
Borrowings under the Credit Facility bear interest at a rate per annum equal to, at our option, (a) in the case of U.S. dollar loans, the Bloomberg Short-term Bank Yield (“BSBY”) Index rate plus a margin, and for all other currencies, a specified benchmark rate for the applicable currency plus, in certain instances, a specified spread adjustment plus a margin (loans with a rate based on this clause (a), “benchmark rate loans”) or (b) for U.S. dollar loans only, the base rate plus a margin (loans with a rate based on this clause (b), “base rate loans”). The interest rate on the term loan was 6.39% as of September 30, 2023 and 5.41% as of December 31, 2022.
The Credit Facility includes customary representations and warranties, covenants and events of default, subject to certain customary exceptions, materiality thresholds and grace periods. The covenants include, among other things, financial reporting, maintenance of line of business, notices of default and other material changes, as well as customary limitations on investments and acquisitions, mergers and transfers of all or substantially all assets, dividends and distributions, burdensome contracts with affiliates, liens and indebtedness.
The Credit Facility also includes a financial covenant tested quarterly which requires us to maintain a consolidated net leverage ratio of not greater than 3.5 to 1.0, calculated on a consolidated basis for each consecutive four fiscal quarter period, with an increase in the maintenance level to 4.0 to 1.0 for each of the four test periods immediately following any permitted acquisition that involves the payment of aggregate consideration in excess of $100 million, subject to a two fiscal quarter rest period between increases for separate acquisitions. The calculation of the consolidated net leverage ratio permits the netting of up to $250 million of unrestricted cash from funded debt. We were in compliance with all covenants under this facility as of both September 30, 2023 and December 31, 2022.
Prior Credit Facilities
In connection with entering into the Credit Facility, we terminated our amended and restated credit agreement with Bank of America, N.A. and certain other lenders with respect to our unsecured revolving credit facility entered into in December 2017 (the “2017 Revolving Credit Facility”). As of December 31, 2021, we had no cash loans outstanding under the 2017 Revolving Credit Facility and had outstanding letters of credit in the amount of approximately $3 million.
Dividends
In each of the first, second and third quarters of 2023, we paid a dividend of $20 million to UL Standards & Engagement, our sole stockholder. Our board of directors declared the fourth $20 million dividend in the fourth quarter of 2023, and we intend to pay such dividend to UL Standards & Engagement prior to the consummation of this offering. We also intend to increase the regular quarterly dividend to $25 million per quarter beginning in the first quarter of 2024 and to periodically assess the size of the regular quarterly dividend based on our dividend policy and the factors described below; however, we cannot give any assurance that we will continue to declare dividends in any particular amounts, or at all, in the future. See “Prospectus Summary—Recent Developments” and “Capitalization.”
In addition to the regular quarterly dividends we paid in 2023, we paid UL Standards & Engagement a special cash dividend of $200 million in 2021 and a special cash dividend of $1.6 billion in 2022. In October 2023, we issued $300 million aggregate principal amount of 6.500% senior notes due 2028. We intend to use the net proceeds from the offering of the notes, together with expected borrowings of $         million under our Credit Facility and approximately $          million in cash on hand, to fund an additional $600 million special cash dividend to UL Standards & Engagement, which our board of directors declared in November 2023 and which we intend to pay prior to the consummation of this offering.
Under our dividend policy, any determination as to the declaration and payment of dividends, if any, is at the discretion of our board of directors, subject to capital availability, applicable laws and compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders, and upon our earnings, cash flow, business outlook and prospects, results of operations, financial condition, liquidity, future cash requirements and availability and other factors that our board of directors may deem relevant. Additionally, under the Stockholder Agreement, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, we are restricted from paying or declaring any dividend or other distribution that is inconsistent with our current dividend policy, or modifying or amending our dividend policy, without the prior written consent of UL Standards & Engagement. See “Dividend Policy.”
The jurisdictions in which our subsidiaries are incorporated generally have corporate law restrictions on the ability to pay dividends, which we are required to observe when effecting intra-group dividends. There are, however, generally no regulatory restrictions on the ability of most of our subsidiaries to pay dividends or make other distributions; however, UL-CCIC Company Limited (“UL-CCIC”) and our other Chinese subsidiaries are subject to certain regulatory controls on foreign exchange in China. The State Administration for Foreign Exchange (“SAFE”), under the authority of the People’s Bank of China, is in charge of the conversion of renminbi into other currencies and the remittance thereof abroad and, under Chinese foreign exchange regulations, cash generated from UL-CCIC may not be used to pay dividends without SAFE approval. We must also obtain SAFE approval to use cash generated from our China-based operations, including UL-CCIC, to pay debts in a currency other than renminbi owed to entities outside China, or to make capital expenditure payments outside China in a currency other than renminbi. In addition, the payment of dividends by UL-CCIC requires the approval of both of its shareholders.

Contractual obligations
We have purchase obligations related to agreements to purchase goods and services that are enforceable and legally binding, and that specify all significant terms, including the goods to be purchased or services to be rendered, the price at which the goods or services are to be rendered, and the timing of the transactions. Purchase obligations exclude liabilities that are included on our consolidated balance sheet and include commitments for outsourced services, facilities, capital expenditures, cloud service arrangements and various other types of noncancelable contracts.
Refer to Note 18 from the Notes to the Consolidated Financial Statements as of December 31, 2022 for information about our noncancelable purchase obligations.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP in the United States. While the majority of our revenue, expenses, assets and liabilities are not based on estimates, there are certain accounting principles that require management to make judgments and estimates regarding matters that are uncertain and susceptible to change. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which could potentially result in materially different results under different assumptions and conditions. Management regularly reviews the estimates and assumptions used in the preparation of the financial statements for reasonableness and adequacy. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions. To the extent that there are differences between estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.
Our significant accounting policies are discussed in Note 1 to the consolidated financial statements included elsewhere in this prospectus; however, the following discussion pertains to accounting policies we believe are most critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective or complex judgments or estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may affect the comparability of our financial statements, financial condition, results of operations and cash flows to those of other companies.
Revenue Recognition
The majority of our revenue from contracts with customers represents revenue from services recognized over time as performance obligations are satisfied. The appropriate measure of progress is an input method, however, the amount of revenue to be recognized requires us to make estimates, in particular in relation to measuring progress towards completion.
For our Certification Testing and Non-certification Testing and Other Services arrangements recognized over time, until April 1, 2022, we measured progress towards completion based on the relationship between time elapsed and expected project duration, which was considered the most indicative of our performance to date under the terms of the contract. The portion of the project’s revenue to be recognized was determined based on the percentage of time elapsed for the project during the period relative to expected project duration. The start date was determined by the receipt of a confirmed order, and the end date was determined by the completion of the order’s deliverables. Beginning April 1, 2022, we measure progress towards completion of these contracts based on the relationship between time elapsed of each project phase relative to the expected duration of that phase. Project phase data was not previously available and is considered a more precise measure of our performance to date under the terms of the contract. The portion of a project’s revenue to be recognized is determined based on the time elapsed between the start-date of each project phase relative to its estimated duration. The start-date of each phase is based on the date that work begins on the phase and the estimated duration is determined using an analysis of historical data from similar projects. Management applies judgment in determining the expected duration of each phase. The portion of a project’s revenue estimated as earned, but not yet completed, and recognized as revenue, is included in contract assets or as a reduction to contract liabilities.

A hypothetical 10% increase or decrease to estimated duration of all revenue phases would result in a $2 million decrease or a $2 million increase in revenue, respectively, for the year ended December 31, 2022 based on contracts in-process at the balance sheet date.
Goodwill
Goodwill is tested for impairment annually in the fourth quarter, or more frequently if an event occurs or conditions change that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. Our reporting units have been identified as one level below our operating segments. The goodwill impairment testing is performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.
To evaluate the recoverability of a reporting unit’s goodwill, we have the option to first perform a qualitative analysis. If the qualitative analysis indicates it is more likely than not that the fair value of a reporting unit is below its carrying amount, we perform a quantitative impairment assessment for that reporting unit. We did not perform a qualitative analysis for any of our reporting units for the years ended December 31, 2022 or December 31, 2021.
Our quantitative assessment consists of a fair value calculation for each reporting unit that combines an income approach and a market approach, using an equal weighting. The quantitative assessment requires the application of a number of significant assumptions which are further described below, including estimated future cash flows of the reporting unit, discount rates, and market multiples.
The fair value using the income approach is determined based on the present value of estimated future cash flows of the reporting unit, discounted at an appropriate risk‑adjusted rate. We use our internally developed long-range plans to estimate future cash flows and include an estimate of long‑term future growth rates based on our most recent views of the long‑term outlook for each reporting unit. Development of our long-range plans includes consideration of current and projected levels of income for the reporting unit based on management’s plans for that business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is based on the weighted average cost of capital for the reporting unit. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our long-range plans.
The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in which the reporting units operate given consideration to risk profiles, size, geography and diversity of products and services.
For each of our quantitative assessments performed in 2022 and 2021, the fair value of the reporting unit significantly exceeded the carrying amount and no impairment was recorded. Future changes in the judgments, assumptions and estimates that are used in the impairment assessments for goodwill could result in significantly different estimates of fair value.
During the three months ended September 30, 2023, we identified a triggering event and performed a quantitative impairment assessment for a reporting unit in the Consumer segment, which resulted in a pre-tax impairment charge of $37 million. This partial impairment charge was the result of lower than expected demand for Non-certification Testing and Other Services in the mobility industry, which has been impacted by auto industry conditions in the third quarter of 2023, including slowing of the pace of electric vehicle transition, labor uncertainties, and the impact of more moderate growth expectations for the business. As of September 30, 2023, the remaining carrying amount of the goodwill related to this reporting unit was $21 million.
The impairment assessment for this reporting unit consisted of a fair value calculation that combined an income approach and a market approach, using an equal weighting, and a number of significant assumptions including estimated future revenue growth rates, EBITDA margins, discount rates and market multiples. The fair value using the income approach was determined based on the present value of the estimated future cash flows of the reporting unit, discounted using the weighted average cost of capital. We used our internally developed long-range plans to estimate future cash flows for the business, which included estimated future revenue growth rates and EBITDA margins. Development of our long-range plans includes consideration of current and projected levels of income for the reporting unit based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The fair value using the market approach was derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses was based on the markets in which the reporting unit operates given consideration to risk profiles, size, geography and diversity of products and services. These estimates and assumptions were considered Level 3 inputs under the fair value hierarchy. We believe the assumptions used in the impairment assessment are reasonable and consistent with assumptions that would be used by other market participants. However, such assumptions are inherently uncertain, and a change in assumptions could change the estimated fair value of the reporting unit. Therefore, future impairment charges could be required, which could have an adverse effect on our financial condition and results of operations.
We engaged a third-party valuation specialist to assist in the analysis of the fair value of this reporting unit. All judgments, significant assumptions and estimates, and forecasts were either provided by or reviewed by management. While a third-party valuation specialist was used for assistance, the fair value analysis reflects the conclusions of management and not those of any third party.
The following table illustrates the impact of changes in the significant assumptions used in the income and market approaches on the fair value of the reporting unit, holding all other assumptions constant:

	Change	Decrease to fair value determined by respective approach (in millions)
Income approach
Revenue growth rate in each year of the forecast period	-100bps	$4
EBITDA margin in each year of the forecast period	-100bps	$6
Discount rate	+100bps	$6

Market approach
Market multiples	-10%	$6
Stock-based Compensation
We measure CSARs granted to employees and officers based on their estimated fair value. The fair value of a CSAR is estimated using a Black‑Scholes‑Merton option valuation model that uses various assumptions including the estimated value of the underlying stock price, the expected stock price volatility, the risk‑free interest rate and expected term of the CSAR.
The absence of a public market for our common stock requires management to estimate the fair value per share of common stock. As set forth in our Long-Term Incentive Plan, the determination is made at the direction of our human capital and compensation committee and pursuant to a reasonable valuation method in accordance with Section 409A of the Internal Revenue Code, including without limitation, by reliance on third-party valuations completed within the preceding twelve months. In 2022 and 2021, the valuation methodology used a combination of an income approach and a market approach. In 2020, the valuation methodology used only an income approach.
The fair value using the income approach is determined using a discounted cash flow analysis to estimate future cash flows of the business, discounted at an appropriate risk-adjusted rate. We use our internally developed long-range plans of earnings before interest, taxes, depreciation, amortization, capital expenditures and working capital to estimate future cash flows and include an estimated long-term future growth rate based on management’s most recent view of the long-term outlook for the business. Development of our long-range plans includes consideration of current and projected levels of income based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is determined using inputs from guideline public companies, adjusted for company specific factors.

The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in which we operate given consideration to risk profiles, size, geography and diversity of products and services. The multiples are applied to estimated revenue and earnings before interest, taxes, depreciation and amortization for the next annual periods using our internally developed long-range plans.
The valuation methodology also considers several objective and subjective factors to estimate the fair value per share of our common stock, including market conditions, Company developments and milestones, our financial position, including cash on hand and our historical and forecasted performance and operating results. Third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.
We estimate volatility based on the volatility of a set of comparable peer companies. The risk-free interest rate represents the continuously compounded yield on zero coupon U.S. Treasury STRIPs with a remaining term equivalent to the estimated remaining term of the CSAR. The expected term is estimated based on a number of inputs including the stock price, volatility, and time remaining to expiration.
On a quarterly basis during 2022, we used third-party valuations to estimate the fair value of our underlying stock price based on the methodology described above. The valuations reflected estimated future cash flows based on our most recent view of the long-term outlook for the business. Additionally, the valuations were impacted by an increase in the discount rate utilized in the discounted cash flow analysis, as well as a reduction in the market multiples of comparable publicly traded companies. Based on these valuations, our stock price decreased and we remeasured our outstanding CSAR awards at their estimated fair value using a Black‑Scholes‑Merton option valuation model, which resulted in a $17 million pre-tax CSAR compensation benefit in 2022 compared to a $115 million pre-tax expense in 2021.
The following table illustrates the impact of changes in the fair value of our common stock, as well as significant assumptions used in the income and market approaches, on the CSAR liability at December 31, 2022, holding all other assumptions constant:

	Increase	Increase / (decrease) to CSAR liability (in millions)	Decrease	Increase / (decrease) to CSAR liability (in millions)
Fair value of common stock	+$1	$2	-$1	$(2)

Income approach
Discount rate	+100bps	$(10)	-100bps	$13
Earnings before interest and taxes	+5%	$4	-5%	$(4)

Market approach
Market multiples	+10%	$6	-10%	$(6)
Pension and Postretirement Benefit Plans
We provide a range of benefits to our employees and retired employees, as well as employees and retired employees of UL Research Institutes and UL Standards & Engagement, including pension and postretirement benefits. Most of our pension and postretirement benefit plans are closed to new entrants. We record amounts relating to these plans based on various actuarial assumptions. Significant assumptions used in estimating the projected benefit obligation of our plans include the discount rate and the expected return on plan assets. Other assumptions include health care cost trends and demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. We believe the assumptions utilized in recording the obligations under our plans are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect the funded status of the plans and the net periodic benefit cost. It is reasonably likely that changes in external factors will result in changes to the assumptions used to measure our pension and postretirement benefit plans.
For a description of our pension and postretirement benefit plans and the related accounting estimates, refer to Note 11 to the consolidated financial statements.
Discount rate
The projected benefit obligation represents the present value of the benefits that employees are entitled to in the future for services already rendered as of the measurement date. We measure the present value of these future benefits on a plan-by-plan basis by matching projected benefit payment cash flows for each future period with the yields of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. We use the full yield curve rather than a single discount rate. Service cost and interest cost are measured separately using the spot rate approach applied to each corresponding obligation. Service costs are determined based on duration-specific spot rates applied to the service cost cash flows. The interest cost calculation is determined by applying duration-specific spot rates to the year-by-year projected benefit payments. The spot rate approach does not affect the measurement of the total projected benefit obligation as the change in service and interest costs offset in the actuarial gains and losses recorded in other comprehensive income.
Using this methodology, we determined discount rates used in the measurement of the benefit obligation and the net periodic benefit costs for our plans were as follows:

	Pension		Postretirement
	U.S.	Non U.S.	U.S.	Canada
Benefit obligation
December 31, 2022	5.2%	1.7 - 5.2%	5.2%	5.2%
December 31, 2021	3.0%	0.2 - 2.9%	3.1%	3.0%
Net periodic benefit cost
December 31, 2022	3.0%	0.8 - 4.2%	3.1%	5.2%
December 31, 2021	2.7%	0.1 - 2.5%	2.8%	2.6%
December 31, 2020	3.4%	0.3 - 3.9%	3.4%	3.1%
The following table illustrates the impact on 2022 net periodic benefit costs of a 100 basis point change in the discount rate used to measure net periodic benefit costs, holding all other assumptions constant:

	Increase (Decrease) in Net Periodic Benefit Cost
(in millions, pre-tax)	-1.0%	+1.0%
U.S. pension plan	$6	$(6)
Non U.S. pension plan	6	(5)
A 100 basis point change in the discount rate would not have a material impact on our postretirement net periodic benefit costs.
Expected Annual Rate of Return on Plan Assets
Another significant element in determining our pension expense is the expected return on plan assets. The expected return on plan assets is based on strategic asset allocation of the plan, long-term capital market return expectations, and expected performance from active investment management.
We follow ASC Topic 820, Fair Value Measurement, in determining the fair value of plan assets within our pension and postretirement benefit plans. While we believe the valuation methods used to determine the fair value of plan assets are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Under this methodology, the expected and actual return on plan assets were as follows:

	U.S.			Non U.S.
	2022	2021	2020	2022	2021	2020
Expected rate of return on plan assets	6.0%	6.0%	6.0%	1.2 - 4.8%	0.6 - 5.0%	0.3 - 5.3%
Actual rate of return on plan assets	(15.5)%	12.8%	9.3%	(38.2) - 9.8%	1.9 - 13.0%	0.3 - 7.9%
The following table illustrates the impact on 2022 net periodic benefit costs of a 100 basis point change in the expected return on plan assets used to measure net periodic benefit costs, holding all other assumptions constant:

	Increase (Decrease) in Net Periodic Benefit Cost
(in millions, pre-tax)	-1.0%	+1.0%
U.S. pension plan	$3	$(3)
Non U.S. pension plan	1	(1)
A 100 basis point change in the expected return on plan assets would not have a material impact on our postretirement net periodic benefit costs.
Income Taxes
We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. We evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, we determine that some portion of the tax benefit will not be realized. When assessing the need for a valuation allowance, we consider a number of factors, including three years of cumulative operating income/(loss), expected future taxable income and ongoing prudent and feasible tax planning strategies.
We evaluate our exposures associated with various tax filing positions and recognize a tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that is more likely than not to be realized upon settlement. We adjust our liability for unrecognized tax benefits in the period they are settled, the statute of limitations expires or when new information becomes available.
We have generated income in certain foreign jurisdictions that may be subject to additional foreign withholding taxes and U.S. state income taxes, if repatriated. We regularly review our plans for reinvestment or repatriation of unremitted foreign earnings. We currently have two affiliates for which tax liabilities are recorded on unremitted foreign earnings. Our assertion on indefinite reinvestment of foreign earnings is based upon assumptions of future liquidity needs of the business and cash flow projections of the affiliates. Should these assumptions change, certain foreign earnings may no longer be considered indefinitely reinvested. If these amounts were distributed to the United States, in the form of dividends or otherwise, we may be subject to additional foreign withholding taxes and U.S. state income taxes, which could be material.
Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. Deferred tax asset valuation allowances and liabilities for unrecognized tax benefits require significant management judgment regarding applicable statutes and their related interpretation, the status of various income tax audits and particular facts and circumstances. Although we believe that the judgments and estimates made by management are reasonable, actual results, including forecasted business performance, could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of the established liability, the effective income tax rate in a given financial statement period could be materially affected.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure to potential changes in interest rates or inflation and the resulting impact on investment income and interest expense. We do not hold financial instruments for trading purposes.
Interest Rate Risk
Our operating results are subject to risk from interest rate fluctuations on our long-term debt, which carries variable interest rates. Our long-term debt consists of the Credit Facility (term loan and revolving credit facility). Because our borrowings bear interest at a variable rate, we are exposed to market risks relating to changes in interest rates. We are also exposed to interest rate risk associated with our balances of cash and cash equivalents and short-term investments. We do not use derivative financial instruments in our investment portfolio.
Since 2022, the variable interest rates applicable to both benchmark rate loans and base rate loans under the Credit Facility generally rose in line with interest rate changes in the marketplace and are expected to continue to increase with any future Federal Reserve Board interest rate increases and future increases to the BSBY Index. The effects of these interest rate changes on our interest expense have been mitigated by substantial payments made in 2022 to reduce the outstanding balance under our revolving credit facility. In addition, increases in interest expense are considered with other expense increases that may be passed, in whole or in part, along to our customers; however, we do not expect increases in interest expenses to materially impact pricing strategy in the near term because interest expenses represent an insignificant portion of our total expenses. Accordingly, the increased interest payments on our variable-rate debt are not material to our overall liquidity position and have not impacted, and are not expected to have an impact on, our ability to make timely payments under the Credit Facility. Furthermore, while the increased interest rate does impact our evaluation of capital expenditure projects, the overall cash flows required to support our planned investments have not been materially impacted. Thus, increased interest rates have not had a material impact on our financial condition.
The interest rate for our term loan and revolving credit facility as of December 31, 2022, was 5.41%, which is a floating rate based on the BSBY Index rate plus an applicable margin. A hypothetical 100 basis point change in interest rates affecting the Credit Facility would result in a change to the annual interest expense of approximately $5 million, based on outstanding borrowings at December 31, 2022. A hypothetical 100 basis point change in interest rates affecting our cash and cash equivalents or short-term investments would not have a material impact on our financial statements. Notwithstanding our efforts to manage interest rate risk, there can be no assurances that we will be adequately protected against the risks associated with interest rate fluctuations.
Foreign Currency Risk
With global operations, we have foreign currency risk related to our revenues and expenses denominated in currencies other than the U.S. dollar, primarily the euro, Chinese renminbi, Japanese yen, Korean won, British pound sterling and the Brazilian real. Changes in exchange rates may substantially affect, either positively or negatively, the revenues and net income, as expressed in U.S. dollars, of our foreign subsidiaries with functional currencies other than the U.S. dollar.
Recent Accounting Pronouncements
For a discussion of new accounting pronouncements recently adopted and not yet adopted, see Note 1 to our annual consolidated financial statements and Note 1 to the interim condensed consolidated financial statements included elsewhere in this prospectus.

BUSINESS
Our Mission
We work for a safer world. Our mission drives our actions, inspires our employees and is the key to our success. We strive to be our customers’ most trusted science-based safety, security and sustainability partner.
Our Company
We are a global safety science leader that provides TIC services and related software and advisory offerings to customers worldwide. Our history dates back to our founding in 1894 as part of the nonprofit Underwriters Electrical Bureau, a predecessor to UL Research Institutes, UL Standards & Engagement and UL Solutions. As the largest TIC services provider headquartered in North America (by revenue) with a global network of laboratories, we provided a comprehensive set of product safety, security and sustainability solutions to more than 80,000 customers across over 110 countries in 2022. Our distinguished heritage and our long history of operating at the forefront of safety science enables us to achieve and maintain more than 650 technical accreditations and 83 commercial software solutions, and to remain active in over 1,300 standards panels and technical committees globally, which underpins the expertise we offer to our customers. Furthermore, we offer over 450 independent third-party conformity assessment services around the world and are capable of testing and certifying against over 4,000 global standards, which affords us vast insight into the safety of products across a wide range of end markets and geographies. We are the owner of the iconic UL Mark that appears on billions of products around the world. We offer our customers global market access services that help them ensure the safety and quality of their products while also supporting their efforts to manage the broader risks they face throughout their product lifecycle processes. We believe our extensive knowledge of, and expertise in, global safety science provides us with a strong competitive advantage relative to other global TIC service providers.
People are at the core of who we are and what we do for our customers. Our technical team of more than 9,600 scientists, engineers and other specialized technical and regulatory experts has been nurtured and developed over many years and is a differentiator of our business. This deep and highly trained talent pool, and our strong technical laboratory capabilities, enable us to serve as a trusted and independent partner to our diverse array of global customers.
We serve our customers through two complementary businesses, TIC and S&A. Our TIC business is made up of two segments, Industrial and Consumer, which provide comprehensive testing, inspection and certification services to customers across a broad array of end markets. Our S&A business is a global provider of software, data and advisory solutions, enabling our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. We generate revenue in these segments and the following service categories: Certification Testing; Ongoing Certification Services; Non-certification Testing and Other Services; and Software. As the global economy continues to evolve and becomes more digital and inter-connected, our customers continue to seek ways to bridge traditional TIC needs with next generation cloud-based software and services to better mitigate risk and enhance their business performance. We believe that our complementary TIC and S&A offerings position us to capitalize on this market need and better serve our customers, of which we had more than 80,000 in 2022. In 2022, approximately 70% of our global and strategic accounts utilized both TIC and S&A services. The scope of our global and strategic accounts is primarily based on two factors: (1) each customer’s current spend with us and (2) an estimate of each such customer’s potential future spend with us. The scope is then further revised based on regional priorities, emerging trends and recent changes in each customer’s spend.
Given the nature of our services, we are continuously engaging and working side-by-side with our customers. On any given day, throughout the world, our teams can be found in more than 1,500 of our customers’ global manufacturing locations inspecting products, facilities, processes and systems and interacting with our customers. Similarly, many of our customers spend time in our laboratories observing the testing of their products, or spend time in their workplaces using our proprietary software and material and chemical databases to share information across their value chains. Our strong customer relationships, coupled with the essential nature of our core testing, inspection and certification services, drive high customer retention; in 2022, we achieved an approximately 99% customer retention rate amongst our 500 largest customer accounts from each of 2019, 2020 and 2021. We calculate our customer retention rate as the percentage of our top 500 customers in a given year that generate revenue with us in subsequent years, and we measure this metric at the parent level; therefore, a customer for this purpose may be comprised of several subsidiaries and independent businesses.
Our attractive business model has allowed us to deliver a long track record of stable growth and profitability. Underlying demand for our services is largely driven by a combination of regulatory requirements and evolving customer and consumer preferences, providing strong stability and visibility to our financial profile. We have made significant investments in our people, laboratories and digital capabilities over many decades, allowing us to execute our growth strategy and meet the increasingly complex needs of our customers. We supplement our organic growth with acquisitions, having successfully completed and integrated 54 acquisitions since 2010. As a result of our organic and inorganic growth, we are the number one TIC services provider for products and a top ten TIC provider globally as measured by revenue, with a compound annual revenue growth rate of approximately 7% over the last 11 years.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2022	2021	2020	2023	2022
Revenue	$2,520	$2,517	$2,301	$1,994	$1,891
Net income	$309	$238	$243	$214	$227
Adjusted EBITDA(1)	$547	$429	$510	$430	$422
__________________
(1)For a discussion of Adjusted EBITDA and reconciliation to the most closely comparable GAAP measure, see “Prospectus Summary—Summary Consolidated Financial and Other Data.” For information about why we consider Adjusted EBITDA a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Measures.”
UL Solutions revenue ($ in millions)
Note: Revenue for 2011 includes $81 million for UL-CCIC Company Limited, a joint venture interest of ours that was originally reported using the equity method of accounting.
As of September 30, 2023 and December 31, 2022, our total long-term debt was $499 million, consisting of our Credit Facility, which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million, consisting of a term loan facility in the aggregate principal amount of $500 million and a revolving loan credit facility in the aggregate commitment amount of $750 million. In connection with entering into the Credit Facility, we terminated the 2017 Revolving Credit Facility. In October 2023, we issued $300 million in aggregate principal amount of 6.500% senior notes due in 2028. On a pro forma basis, after giving effect to the sale of the notes and expected borrowings of $           million under our Credit Facility to fund the expected payment of a special cash dividend to UL Standards & Engagement, our total long-term debt would have been $          million as of September 30, 2023. See “Risk Factors—Risks Related to Our Indebtedness” in this prospectus for risks associated with our ability to service our indebtedness and execute our growth strategy and “Prospectus Summary—

Recent Developments,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” for more information about the notes and the Credit Facility.
Our Comprehensive Global Service Footprint
Since 1894, UL Research Institutes, UL Standards & Engagement and we have remained steadfast in our mission to make the world a safer place, and that mission has guided our long-term growth. Today, we partner with thousands of customers to facilitate global market access for their billions of products worldwide, and our software is used by tens of thousands of companies. In 2022, we served more than 80,000 customers in over 110 countries, including approximately 60% of the Fortune 500 and Fortune’s Global 500 companies, through our TIC and S&A businesses.
Note: For the fiscal year ended December 31, 2022. Revenue by geography shows breakdown by customer location.
Segments
Industrial
Our Industrial segment provides TIC services to help ensure that our customers’ industrial products meet or exceed international standards for product safety, performance, cybersecurity and sustainability. Our services address needs across a number of end markets, including energy, industrial automation, engineered materials (plastics and wire and cable) and built environment, and across a variety of stakeholders, including manufacturers, building owners, end users and regulators. We believe the products we test, certify and inspect in this segment generally represent very high cost of failure components, which in turn drives customers in this segment to choose providers like us based on our deep technical expertise, consistency and quality of service.
Consumer
Our Consumer segment provides a variety of global product market acceptance and risk mitigation services for customers in the consumer products end market, including consumer electronics, medical devices, information technologies, appliances, HVAC, lighting and retail (softlines and hardlines). More recently, this segment has also expanded its capabilities to serve customers at the forefront of emerging consumer applications, including new mobility, smart products and 5G. The primary services offered by this segment include safety certification testing, ongoing certification, global market access, testing for connectivity, performance and quality and critical systems advisory and training.
Software and Advisory
Our S&A business provides complementary software and advisory solutions that extend the value proposition of TIC services we offer. The software and technical advisory offerings enable our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. The business focuses on regulated industries, such as life sciences, evolving supply chain regulations and transparency needs and new ESG and sustainability requirements. The S&A team is comprised of over 1,300 dedicated software and technical advisory professionals with deep industry, market and asset-specific expertise in their respective fields.
Our Industry
The global TIC market comprises a broad variety of services that support recognized safety standards, compliance and trust across a diverse set of end markets and applications. TIC services include laboratory and on-site testing, process audits, inspections across the supply chain, data consistency and other verification services and initial and ongoing certification. These services are a key component of fulfilling public safety mandates, safeguarding global trade and ensuring accountability in local and global markets. These services benefit a variety of stakeholders, including manufacturers and their customers, consumers of goods and services, regulatory authorities and other AHJs and other governing bodies. We believe that the size of the global TIC market in 2022 was approximately $240 billion.
The global TIC market is segmented into the insourced TIC market (approximately 60% of the overall market) and the outsourced TIC market (approximately 40%). The insourced TIC market consists of companies that self-perform TIC services as part of their own quality control processes. The outsourced TIC market consists of third-party, independent TIC service providers like us. We believe that the size of the outsourced TIC market in 2022 was approximately $99 billion. Over time, we expect the outsourced TIC market to grow slightly faster than the global TIC market due to more companies outsourcing TIC services as a means to control costs, address labor shortages and respond quickly to new standards and regulations.
The outsourced TIC market can broadly be divided into outsourced product TIC and other outsourced TIC. The outsourced product TIC market, where we currently focus, provides TIC services for a wide array of products, components, assets and supply chains, including end markets served by our Consumer and Industrial segments. Additionally, this market includes emerging software, data and advisory solutions offered by our S&A business. The other outsourced TIC market comprises services not directly related to products and components and supports markets including oil, gas, minerals, food and agriculture, marine and construction and infrastructure.
The outsourced product TIC market is generally less cyclical and benefits more from technological innovation than many sectors of the other outsourced TIC market. We believe that the size of the outsourced product TIC market in 2022 was approximately $38 billion and believe the market will grow at a CAGR of 5% to 6% from 2022 to 2026 based on management estimates of the outsourced product TIC market, weighted to our current operations. This growth estimate is based in part on the following assumptions: growth of the industry’s underlying end markets; increasing regulatory requirements (including from governments and insurers); modest price increases; and

TIC service expansions. We also believe that, in 2022, we had the number one market share globally (by revenue) in the outsourced product TIC market.
The global outsourced product TIC market is characterized by a highly fragmented competitive landscape, with only a handful of larger market participants possessing global capabilities and scale. These larger companies are differentiated by their broad portfolios of accreditations and standards, their global service and laboratory footprints that match their customers’ operational requirements and their depth of technical expertise and local country knowledge. These attributes allow larger TIC companies to benefit from the operating and financial efficiencies of scale, including greater laboratory and personnel utilization globally and give them significant competitive advantages relative to smaller market participants.
The demand for outsourced TIC services is increasing due to a number of key factors, including:
New emerging technologies. Emerging technologies continue to drive demand for TIC services throughout the product and technology lifecycle. As technologies converge and product complexity increases, the risk profile of products increases. Recent innovations in connectivity, smart systems, large-format batteries, vehicle electrification and renewable energy are examples of new technologies driving increased demand for TIC services globally. Technological advancements continue to shape the design and development of new and existing products, components and applications, which drives the ongoing need for TIC services to support compliance with evolving standards and regulations. Innovations in digital capabilities over the last decade have also continued to drive demand for cybersecurity, performance, assurance and compliance services.
Product proliferation. We believe the rapid pace of technological innovation, combined with shifting consumer preferences, retailer omni-channel strategies and micromarketing will result in product proliferation and shorter product lifecycles for consumer products and other goods. In management’s opinion, this trend is driving increased demand for TIC services because global compliance and risk mitigation activities are correlated with product variety.
Evolving global regulations and standards. Governments and industry groups around the world continue to place an increased focus on health, safety, environmental, governance, security and sustainability as public and consumer preferences for regulations and standards regarding these issues increase. While many developed countries have mature regulatory frameworks in place, many emerging markets are increasingly focused on evolving their regulatory frameworks to both support innovation and competitiveness and protect people and property. Their adoption of international standards or the setting of unique requirements continues to drive increased demand globally for TIC services.

Increasing global supply chain complexities. Globalization trends continue to drive demand for outsourced TIC services as companies increasingly leverage their global supply chains to optimize costs, support business continuity and drive product innovation and sustainability. The COVID-19 pandemic changed supply chain complexity by accelerating diversification and the development of regional hub strategies by companies throughout the world. We believe this increase in supply chain complexity, along with a desire of emerging market governments to integrate their domestic manufacturing base into the global value chain, has driven heightened demand for supply chain integrity programs and a variety of other quality testing, certification and compliance-related TIC services.
Heightened consumer expectations. Information about where products are manufactured and what standards and regulations they meet is becoming increasingly accessible to consumers globally. In today’s marketplace, consumers are seeking product transparency to avoid purchasing products that do not conform to safety standards or which are counterfeit goods and to avoid inadvertently supporting businesses with unsustainable practices. This confluence of consumer education, accessibility of information and heightened knowledge of product risks results in increased demand for “trusted” products, verified claims and the TIC services needed to support them.
Greater focus on ESG. From a consumer, business and regulatory lens, there is an increasing shift towards the incorporation of ESG principles within business operations and practices. The TIC industry provides independent third-party testing, inspection and certification across all end-markets and can play a critical role in ensuring transparency for consumers, businesses and regulators, among others, as it relates to ESG. As such, the greater focus on ESG is driving the growth of TIC-related services, including verification of ESG reporting and marketing claims, ESG training and certification, testing and measurement of greenhouse gas emissions and the inspection and certification of sustainable, fair and ethical global business practices and supply chains, among others. We believe further evolution and adoption of ESG standards is likely to continue to drive growth in our industry.
Our Competitive Strengths
We are a global leader in science-based and regulatory-driven TIC services, and we maintain our market leadership by leveraging our unique collection of strengths, including:
Trusted, Globally Recognized Brand
The UL Mark is recognized as one of the most iconic symbols of safety in the world. The UL Mark signals high quality performance and independent third-party safety, security and sustainability certification and compliance. For 129 years, UL Research Institutes, UL Standards & Engagement and we have maintained an unwavering commitment to advancing our safety mission, and today, the UL Mark empowers trust in our customers’ products. In 2022, the UL Mark was issued on billions of products globally. According to the 2021 UL Solutions Brand Study, the UL Solutions brand ranked number one out of 11 global certification brands in terms of overall brand strength and received the highest average score out of the 11 brands in terms of brand trustworthiness. Additionally, respondents to the 2021 UL Solutions Brand Study, on average, associated technical expertise with the UL Solutions brand more than the other 10 brands. Our customers rely on and value our brand and reputation to help them establish and reinforce trust in their most valuable assets, their own brands.
Global Reach and Scale
Our global footprint, extensive technical capabilities, network of laboratories and the scalability of our services create a strong competitive advantage in each of our markets. We operate in over 140 locations across more than 35 countries, allowing us to provide seamless comprehensive TIC services for multinational organizations globally, while also delivering high levels of customer service at a very local level for these multinationals, and for small, medium and micro-organizations that operate locally. Our ability to help customers navigate global market access, including through our accreditations and many local testing, inspection and certification schemes, as well as deliver services locally, is critical to our customers due to both the complex regional nature of regulatory requirements and the broad language differences they must navigate. These capabilities underpin our market leadership and are challenging for smaller, local market participants to replicate. Our global network of laboratories and technical capabilities further enhances our competitive advantage, providing significant scale to grow our business and drive strong operating leverage.

Commitment to Integrity
The motto of our founder, William Henry Merrill, Jr., was “Know by Test” and “State the Facts.” This continues to be a core principle guiding our work today. We maintain over 650 accreditations that help us maintain our high integrity and third-party independence from our customers as our relationships with them grow and deepen.
Mission-driven Culture
Our people are at the core of our delivery model and work with a shared mission to promote a safer world through the advancement of safety science. Our mission-driven culture and commitment to innovation stimulate our development of new compliance solutions to support technological changes driven by, and impacting, our customers. Our industry leading engineers, researchers, scientists, lab technicians and regulatory experts help anticipate and solve new and emerging issues to address our customers’ compliance and safety needs. By supporting our customers in furtherance of our mission, we become integral to their quality, regulatory and product development teams.
Technical Leadership
Our technical leadership is built upon our legacy of being a global safety science leader for products and technologies. This expertise is complemented by our ongoing technical research and participation in standards development around the world, including the technical committees of UL Standards & Engagement. Since 1903, UL Standards & Engagement and its predecessors have developed more than 1,400 standards that are still in use and that we test and certify against on a daily basis, alongside a broader number of international, national and regional standards development organizations globally, such as the IEC, the ISO and the NFPA. We deepen our technical knowledge through the ongoing compliance certification of thousands of our customers’ products, components and systems. As our customers continue to develop new products and new safety risks are introduced, we leverage our knowledge base to generate new testing and certification programs, which drives recurring and incremental service opportunities from customers who seek out our technical knowledge. With our science leadership, we also have the ability to develop technical requirements to support our customers’ fast evolving product development in the form of OOIs, which are often later accepted as consensus-based national standards by other industry participants. Taken together with our other experts and specialists involved in software development, engineering and cybersecurity, our technical leadership and capabilities allow us to offer our customers a differentiated value proposition,
Long-standing Customer Relationships
Our comprehensive suite of TIC and software and advisory solutions, coupled with our focus on customer service, made us the partner of choice to our more than 80,000 customers globally in 2022. Our customers span more than 35 industry verticals, including technology, industrials, healthcare and consumer. The complexity and critical nature of our work establishes us as a long-term, deeply connected and indispensable partner to our customers. This is reflected by our customer retention rate among our top 500 customers from each of 2019, 2020 and 2021, which was approximately 99% in 2022.
Comprehensive, Mission-critical Services
We support our customers across their full product lifecycles, from idea conception to market entry, by helping them meet regulatory-driven product compliance, safety requirements and other quality demands. Many customers rely on us as a critical partner and depend on our deep domain expertise to help navigate and support compliance with all relevant safety and quality standards. As our customers’ technologies advance, we continue to innovate and expand upon our service offering to support the evolution of their products and to help ensure they are able to reach global markets and consumers efficiently and reliably. Additionally, our continued innovation in ESG reporting tools and embedded software solutions allows us to serve our customers with integrated solutions that meet their evolving, mission-critical needs.

Attractive Business Model with Resilient Financial Characteristics
Our business model drives stable, predictable revenue streams that are resilient across economic cycles due to the ongoing, non-discretionary nature of regulatory compliance and product quality requirements. Demand for these non-discretionary services is driven by our customers’ focus on avoiding the reputational damage and high costs that may result from product failures or non-compliance. Moreover, we believe that although our services are of high value to our customers, they make up a relatively small proportion of their total product development and selling costs, and that our customers largely choose their outsourced TIC partners based on measures of quality and service over price. This high value proposition for our customers drives resilience in our business and is evidenced by our modest organic decline in revenues of (1.2)% in fiscal year 2020, despite the significant impact the COVID-19 pandemic had on our customers’ end markets and sales volumes.
Diverse Leadership Team with a Proven Track Record of Success
We are led by a diverse and global executive team with a broad range of skills and qualifications developed at UL Solutions and other leading global organizations. With our mission-driven culture at our foundation, and science and integrity as our organizational cornerstones, we have expanded our executive team to deliver results and accelerate growth. For example, before joining UL Solutions in 2019, our CEO, Jennifer F. Scanlon, served as CEO of USG Corporation, a then publicly-traded manufacturer of building products with over $3 billion in annual sales and our customer for over 100 years. Supporting our executive management team is a deep bench of talented operating executives, who, as of December 31, 2022, had an average tenure of nine years with us or with our affiliates.
Our Strategy for Growth
We intend to leverage our capabilities and reputation as a trusted science-based safety, security and sustainability leader to drive growth in our current capabilities, as well as in new areas where we can add value to our customers. Consistent with our demonstrated track record, our growth strategy consists of continued expansion from organic opportunities supplemented by targeted, accretive M&A. Our growth strategy is focused on: (i) Growing and Expanding Our Core, (ii) Deploying Capital for Acquisition-Related Growth and (iii) Employing Operational Strategies to Expand Margins.
Growing and Expanding Our Core
We will enhance our core businesses by further expanding our comprehensive service capabilities across attractive verticals where we have market leadership today or in new industries that would benefit from our expertise, providing new solutions for adjacent risk areas and extending our service capabilities beyond products and components.
These growth strategies include:
Increase our share of wallet with current and new customers. We believe that there are opportunities to expand offerings to customers, and thereby our wallet share, given the rising financial and reputational costs of safety failure and increasing regulatory compliance requirements. Our key commercial strategies are focused on providing new services that address evolving customer needs and accelerating cross-sell and up-sell activity. We also seek to expand the role we currently play with our customers throughout their product lifecycles by moving beyond product testing into adjacent services that address our customers’ needs as they bring products to market.
Expand presence in new industry verticals. We continue to seek opportunities to address safety needs within existing verticals, as well as in emerging growth verticals, that would benefit from our core technical expertise and our ability to support global product market access. For example, new mobility is an emerging high-growth area in which core TIC customers are seeking to advance safety, standards development and regulatory compliance for new modes of transportation. In response to these evolving market dynamics, we made a series of investments to expand our EV capabilities, including new EV charging laboratories in Frankfurt, Germany and Northbrook, Illinois; an EV testing chamber in Fremont, California; a large mobility laboratory in Ise City, Japan; and the acquisitions of Method Park and Kugler Maag, both German companies specializing in critical safety solutions for EV, among other industries. Additionally, we have made several investments in EV battery testing and certification laboratories, including our inaugural Changzhou, China facility and 2023 investments in Auburn Hills, Michigan and Pyeongtaek, Korea. We are constantly monitoring the market to identify new demand drivers for our services, and we will continue to expand into existing and new verticals as conditions dictate.
Expand TIC service offerings. We have a sizeable opportunity to expand our TIC services to reflect the growing interconnectivity of our world and the new safety, security and sustainability needs of industrial and consumer products that result therefrom. Our customers rely on our deep expertise in innovative and cost-effective solutions as the safety and regulatory environment changes and requires them to seek additional third-party TIC support. As an example, security, affordability and sustainability are driving rapid innovation of the energy industry. Today’s energy landscape is complex, connected and bidirectional, requiring many new components and systems, all of which must be evaluated for compatibility, stability and safety. The recent acquisition of a grid code compliance testing, simulation and certification laboratory in Madrid, Spain allows us to expand services to include grid code quality testing, simulated model validation, grid and node static and dynamic analysis and certification.
Expand S&A offerings. As our core TIC customer needs have evolved, we have extended our business beyond product testing to serve as a global provider of software, data and advisory solutions, enabling our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. S&A offerings allow us to serve a broader addressable market and represent a significant growth opportunity and recurring revenues with existing and new customers. In 2022, approximately 70% of our global and strategic accounts cross-purchased software and advisory solutions to complement their core TIC needs, driving business growth with attractive recurring revenues. One key expansion area is supply chain software that enables many of the world’s largest retailers and manufacturers, among others, to effectively evaluate and ensure regulatory compliance, chemical safety and sustainability across their products.
Deploying Capital for Acquisition-Related Growth
The global TIC industry remains highly fragmented with many sub-scale competitors in operation. We use acquisitions to grow our core and expand into attractive adjacencies and end markets that add capabilities to better serve our customers. Since 2010, we have successfully deployed more than $1.3 billion to acquire and integrate 54 companies, broadening our technical capabilities and deepening our pool of engineers and scientists. Our strong balance sheet and free cash flow profile will continue to provide significant flexibility to pursue highly accretive bolt-on and transformational acquisitions.
Employing Operational Strategies to Expand Margins
As we continue to increase our scale, we prioritize excellence across our operations to help drive profit margin improvement. To achieve this margin expansion, we employ operational strategies that focus on service delivery excellence and the management of speed, cost and quality through the relentless focus on exceptional customer experience and through digital and other innovations in our service delivery. These strategies are complemented by a culture of continuous improvement, our standardized performance metrics and the ongoing introduction of new internal technology that enables us to constantly streamline our operations. Further, we leverage our deep pool of human capital, along with our vast network of offices and laboratories, to drive operating efficiencies and margin expansion.
Our Service Offerings
We generate our revenue through four major service categories (percent of revenue for 2022):
Certification Testing (approximately 26% of revenue). We evaluate products, components and systems according to global or regional regulatory requirements and other design and performance specifications. Select certification testing services include testing to global or regional standards, engineering evaluation and project review and functional safety testing of embedded software. Certification testing services generally align with the new product development cycle and help customers mitigate risk, demonstrate compliance with regulatory requirements and deliver confidence to businesses and consumers, resulting in demand for ongoing certification services. As a result of the certification process, we authorize our customers to use the UL Mark on their products, packaging and marketing collateral as part of their manufacturing, distribution and marketing processes to demonstrate to the marketplace that their product has met the applicable requirements. Certification testing services often lead to ongoing certification services to support the continued safety, compliance and performance objectives of the customer.
Ongoing Certification Services (approximately 33% of revenue). To maintain the right to use our certification marks, including the UL Mark, and meet certain regulatory requirements, our customers must meet certain certification program requirements, including mandatory inspection and monitoring by us. These requirements, addressed through standard certification and inspection services, are designed to validate the continued compliance of our customers’ previously certified products, components and systems. Services are delivered through periodic inspections, initial and follow-up audits, sample testing and UL Solutions label usage. The frequency and combination of these services can vary based on product, component or system type, production volume and historical risk-based customer compliance. Our ongoing certification services are designed and executed to help our customers confirm ongoing compliance and to help protect the integrity of the UL Mark. Select services include factory inspection and testing to confirm products that are being produced match the configuration of products that are tested and certified.
Non-certification Testing and Other Services (approximately 30% of revenue). We offer performance testing services for customer or other requirements that may not be required by any regulation and may not result in a certification, but are still desired by our customers to help ensure the safety, performance and reliability of their products. Select services include on-site and remote inspections, audits and field engineering specialty services, such as testing for energy efficiency, wireless and electromagnetic compatibility, quality, chemical and reliability for customers in medical devices, information technologies, appliances, HVAC and lighting. For retail and consumer customers, we offer testing such as color-matching, sensory, emissions and flame resistance. Additionally, our non-certification offerings provide us with insights into the supply chains of our customers, which often leads to incremental cross-sell opportunities for additional UL Solutions services. Lastly, we offer advisory and technical services to support our customers in managing their safety, compliance, regulatory risk and sustainability programs.
Software (approximately 11% of revenue). We provide SaaS and license-based software solutions, including implementation and training services related to software, to enable our customers to manage complex regulatory requirements, deliver supply chain transparency and operationalize sustainability. Our SaaS and licensed software solutions provide data-driven product stewardship, chemicals management, supply chain insights, ESG data and reporting, EHS training, management and compliance, and additional regulatory driven software solutions.
Our Team and Talent Management
We employ leading talent, with technical expertise throughout the organization. As of December 31, 2022, we had a total of 14,842 full-time employees and 291 part-time employees. Our technical team of 9,662 scientists, engineers and other specialized technical and regulatory experts has been purpose-built over many years and is core to our competitive differentiation. As of December 31, 2022, our highly experienced employee base had an average tenure with UL Solutions of eight years with us or our affiliates, and our technical talent had an average tenure of nine years, which instills trust within our customers and provides superior outcomes in safety, security and sustainability.
Note: as of December 31, 2022.
None of our U.S.-based employees are covered by collective bargaining agreements, although approximately 11% of our employees are represented by foreign trade unions and work councils in the Americas, the APAC region, the Middle East and Africa and Europe, which could subject us to arrangements very similar to collective bargaining agreements. In Europe, approximately 20% of our workforce are represented by work council committees. We have not experienced any work stoppages or strikes that have had a material adverse impact on our operations. We consider our relationships with our employees to be collaborative.
Talent, Engagement and Development
Our talent management strategy is to attract, grow and retain a global and diverse workforce through performance reward and development programs. Our 2020 employee engagement survey had an overall engagement score of 65%, which is on par with external global company benchmarks. Our talent development programs include on-the-job training, professional development, internal and external partner leadership programs, organizational development and a self-service curriculum. As part of our broader employee development process, our proprietary UL University (“ULU”) program provides education and training to all of our employees through a comprehensive portfolio of instructor-led, online and self-directed learning options. ULU provided an average of 42 hours of training per employee in 2022 and 34 in 2021. In addition to our ULU curriculum, we also offer more than 1,800 in-house technical training courses (online and instructor-led) to support the ongoing competency development of our technical teams. In 2023, we were honored with two Brandon Hall Leadership Development Awards, including a gold award for our learning and development framework and a bronze award for our frontline leader development program.
Diversity, Equity and Inclusion
DEI is an important aspect of our culture and development strategies. In 2019, we launched our DEI strategy to help embed these priorities into the culture of our Company. We have established a DEI Executive Council and a DEI Leadership Council, who drive priorities throughout the organization. We have also put in place a diverse network of inclusion ambassadors to help put these priorities into practice globally. Further, we have a network of Business Resource Groups (“BRGs”), which are employee-led groups that foster a diverse and inclusive workplace aligned with our mission, values and overall employee experience. As of December 31, 2022, we had nine BRGs, including Black, PRIDE, Latino, Young Professionals, Women in Leadership, Parents, Disability, Tribal Voices (Indigenous) and Military. As a result of our commitment to diversity and inclusion, we have received several awards, including a 2021 Comparably award for Best CEOs for Women, UL Canada was named in the 2021 list of Best WorkplacesTM for Women and we were awarded a score of 100% on the 2022 Corporate Equality Index.

Laboratories Footprint
We operate and maintain a global lab network with deep technical capabilities in order to serve our customers. As of September 30, 2023, we leased or owned 90 sites with labs spread across 28 countries. Further, we have four lab locations under construction to meet local market and technology needs to strengthen our industry leading footprint and global capabilities. Our labs employ approximately 3,700 employees and span over 5 million square feet. We operate 38 lab sites throughout Asia, the Middle East and Africa, 35 lab sites in the Americas and 17 lab sites in Europe. These labs use more than 140,000 pieces of test equipment and enable us to offer high-quality testing capabilities across a diverse set of standards, regulations and customer and market specific requirements.
We manage our lab footprint in two categories, Integrated labs and Specialized Industry labs. Our Integrated labs are larger centers of excellence with vast capacities and capabilities in testing across multiple industries. Our Specialized Industry labs serve specific industries and offer niche testing capabilities. Overall, our centralized global lab operations enable us to deliver a consistent and streamlined experience for our customers. We leverage our network of labs to improve collaboration, speed and transparency, while maintaining uniform operational measurement, accountability and quality control in delivering outcomes for our customers. Our scaled lab operations and integrated labs enable us to optimize utilization of resources, our global lab footprint, our accreditation strategy and the sharing of data across teams, as well as benefit from valuable expertise and experience across our organization.
Laboratories overview
Note: as of September 30, 2023.
Go-to-market
Our go-to-market strategy is executed on a global scale and is focused on maintaining strong customer retention through customer-centricity, accelerating cross-sell and up-sell in existing accounts and improving our ability to acquire new high-quality customers. We optimize our customer engagement, retention and acquisition results through our targeted customer account tier program, well-defined sales personnel roles, clear engagement plans for our customer-facing sellers and effective account-based marketing programs. We also leverage our brand strength, thought leadership content and trusted subject matter experts to engage stakeholders, current customers and potential customers.

In order to best serve and deepen our customer relationships, we segment customer accounts into tiers based on customer needs, size of existing relationship with UL Solutions and global opportunity to grow the relationship:
•Global and strategic accounts: generally larger companies with global operations to which we provide a variety of TIC and S&A services.
•Key accounts: generally large- to mid-sized companies with more specific TIC needs and somewhat less potential cross-customer operating unit needs relative to global and strategic accounts.
•Commercial & SMB accounts: generally small and medium-sized businesses that have more limited TIC needs.
As of December 31, 2022, our sales team was made up of 1,323 dedicated employees who are organized into a variety of sales functions and roles to provide the service required by our various customer segments, including our account management team, direct sales team, account support team and technical support team.
We believe our customers are keenly focused on compliance, quality and performance capabilities above all else, and we leverage our reputation and technical abilities to meet their needs. We take a holistic approach to account management and focus on ensuring we understand and meet the broader needs and stated goals of our customers. As part of our overall customer relationship management process, we have additional customer facing operational staff that support our customers on a day-to-day basis, preserve our relationship and gain direct insight into how we can best service their needs. By focusing on each customer individually, and working with them at both the corporate and local levels, we believe we are able to deliver high-quality customer service along with bundled services, which optimizes our strong existing customer retention metrics and our new customer win capabilities.
Enterprise Technology
Our enterprise technology capabilities provide a competitive advantage by allowing us to focus on enhancing the customer experience and internal operational efficiencies. Our enterprise technology is underpinned by our unified, centrally managed IT, security and digital teams, collectively guided by a comprehensive strategy and multi-year roadmap that reflect opportunities to improve the customer experience, employee productivity and enterprise cybersecurity.
Our employees benefit from common global processes and decision support capabilities that are supported by leading commercial-off-the-shelf technologies, such as Oracle, Microsoft and Salesforce. Our business intelligence tools provide employees with real-time access to the data critical for their daily work. Our added emphasis on data management and governance will further improve operational effectiveness. Our employees also benefit from our ongoing effort to rationalize the number of systems we operate and optimize the level of customizations we deploy.

Our enterprise cybersecurity efforts are guided by the U.S. National Institute of Standards and Technology framework to help ensure the security of our data and systems. As of December 31, 2022, we had deployed our tools across over 25,000 devices worldwide. Our cybersecurity team is comprised of experienced professionals that aim to keep customer, employee and critical resources safe, secure and private. We accomplish this by using industry standard frameworks, leading edge technological solutions, hands-on analysis and a proactive approach to threat and risk mitigation.
Our customers value the trusted information we generate and the data we provide, which are supported by our strategy to deliver a common user experience and base platform through proprietary, customer-facing digital solutions. Our unified, consistent processes provide a fully connected customer experience across our businesses, improving customer satisfaction and ultimately improving our performance. These customer-facing digital solutions complement our TIC business by providing our customers with digital tools to help augment and manage testing, certification, inspection, in-market data and compliance, while also addressing adjacent customer needs in productivity, quality and sustainability. Examples of current initiatives include:
•We are currently digitizing information gathering and analysis to provide the most cohesive and effective TIC software solutions to help customers achieve efficiencies throughout their product lifecycle.
•“myUL,” a one-stop portal used by over 110,000 end-users in 2022, to securely access their UL Solutions project files, key product information and inspection reports real-time, which allows them to make better informed and timely decisions.
•UL Product iQ portal, which was used by over 387,000 end-users in 2022 to access detailed certification information of UL Solutions-certified products.

The diagram below shows how our Digital Strategy reflects how our data, insights and expertise support our customers’ market access and market performance processes.

Regulatory Requirement
Design for Compliance
MARKET ACCESS
Sourcing & Component analytics
Compliance Lifecycle Management
Design and Product Development
Sourcing and compliance management
Recalls and returns management
Supplier and product performance
Complaints & Returns
Recalls
MARKET PERFORMANCE
Supplier Scorecard & Surveillance
Portfolio Management

Global Market Access
Markets around the globe have complex compliance requirements for safety, security and sustainability, which companies must meet in order to gain access to, and acceptance into, these markets. With only a relatively small portion of these requirements harmonized across markets, navigating the global regulatory market acceptance landscape is a complex task for our customers, and failing to do so successfully can bring potentially harmful consequences to their businesses. Given our position as a global safety science leader with deep regulatory knowledge, local market insight and a comprehensive portfolio of accreditations and other credentials, we are uniquely positioned to provide global market access services that meet our customers’ needs. Our differentiated value proposition is grounded in the integrity of our work as an independent third party, recognition by governments and international bodies, our local certification marks and our accreditation management capabilities, which provide a high degree of quality and impartiality, as well as business continuity and reliability, to our customers.
Accreditations and Standards
We maintain a broad portfolio of over 650 accreditations and other credentials from governments, regulatory bodies, certification scheme owners and AHJs in 29 countries, which support our global service offering. Our accreditations represent the emphasis we place on the value of governance and the degree of confidence regulators have in us as a recognized private sector partner in carrying out activities that deliver on their regulatory mandates. Our accreditations and credentials enable us to provide independent third-party conformity assessment services for different countries, regions and global markets across a diverse set of industries and provide us a competitive advantage relative to niche-market conformity assessment service providers in the highly fragmented global TIC market. We actively manage our portfolio of accreditations and certification agreements to meet the global market access and compliance needs of our customers.
In addition to our broad portfolio of accreditations and credentials, we have the ability to test and certify against more than 1,400 standards maintained by UL Standards & Engagement and over 2,500 standards maintained by other standards bodies. These standards apply to a wide variety of components, products, processes and systems, with some standards maintained by UL Standards & Engagement having been in place and updated for nearly 100 years. In other instances, the learnings from our testing, inspection and certification work with customers across a variety of end markets enables us to identify emerging needs and provide technical leadership in the development of new standards and technical requirements. In addition to being well-established advisors in the development of standards of high repute, our engineers participate in critical technical committees, hold leadership positions in national, regional and international standards bodies and sit on over 1,300 technical committees globally.
Research
We have a long history of conducting applied safety science research, with our technical experts performing customer, market and business-driven research to outline technical protocols (OOIs), which often lead to the creation of new standards by UL Standards & Engagement and other standards setting bodies, as well as potential conformity assessment programs. Our customers and other key stakeholders value our investment in technical research areas such as electrical and mechanical engineering, fire, digital technologies, chemicals and materials science and sustainability. Our practical applied research informs our long-standing participation in standards development worldwide where we sit alongside our customers’ and other key stakeholders’ technical experts.
Our research team continuously works to address emerging technologies to meet the new needs our customers face as markets evolve. These research programs serve our mission and often result in new growth opportunities for our Company as we look to market our internally developed capabilities to new customers. Two examples of this include our recent successes in the e-mobility and direct current grid electrification markets. UL Solutions research provided critical science-based insights to the e-mobility industry, as well as local and federal regulators in the United States and other markets. This research was key in driving an increase in e-bike battery testing and certification services for UL Solutions. Similarly, our leadership in organizations such as Current OS, which focuses on direct current grid electrification in support of renewable energy deployment, and other customer research collaborations, such as our work in developing original test methods and equipment to simulate wildfire smoke and its impact on datacenter operations, leaves us well-positioned to perform new services that leverage the deep expertise and insights we have developed through our many partnerships.
Footprint and Facilities
In addition to our leading network of labs around the world, we have a broad and global portfolio of offices and facilities. Our corporate headquarters are located at 333 Pfingsten Road, Northbrook, Illinois 60062. We own the property and building where our headquarters are located. Our headquarters span approximately 979,000 square feet and include approximately 411,000 square feet for corporate office space and 221,000 square feet of laboratory space and common areas of 347,000 square feet.
Alongside our headquarters, as of September 30, 2023, we had 69 additional locations that are exclusively dedicated to office space in 26 countries. Our global network of offices, coupled with our technical labs across the world, enable us to offer our customers the services they need in their local markets.
We believe that none of our properties is subject to any encumbrance, easement or other restriction that would detract materially from its value or impair its use in the operation of our business. We also believe that our properties, including the principal properties described above, are well-maintained, adequate and suitable for their current requirements and for our operations in the foreseeable future.

The table below sets forth certain information regarding our owned and leased properties as of September 30, 2023:

Lease expiration / owned locations	Total
Leases in the process of extension	5
Fiscal year 2023	62
Fiscal year 2024	49
Fiscal year 2025	34
Fiscal year 2026	18
Fiscal year 2027	22
Fiscal year 2028 and beyond	33
Total leases	218
Owned	16
Total owned locations	16
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Note: Each site may have multiple leases, with such leases pertaining to a specific portion of that site.
Competition
We operate in a global and highly fragmented industry that is diverse across geographies, services and end markets. Although the global TIC market has a number of large, global market participants, the broader market landscape remains highly fragmented and the majority of the markets we serve remain competitive on a global and local level. We are subject to competition from a series of other large and global public firms, such as Intertek, SGS, Bureau Veritas and Eurofins. We also compete with large private players, including Element, TÜV Rheinland, TÜV SÜD, DEKRA and DNV. In our S&A segment, we tend to compete against a diverse group of point solution providers. Due to the technical and high-cost-of-failure nature of our services, we believe the primary competitive factors of our services are our capabilities, global reach, large installed base of laboratories and equipment, reputation and operational track record. Additionally, we believe we have a competitive advantage over our peers through the integrity of our work as an independent third party recognized by governments and international bodies. Our technical expertise and safety science thought leadership drives our accreditation management capabilities, which provide a high degree of business continuity and reliability to our customers.
Government Regulation and Compliance
Our business is subject to a number of laws and regulations, and we are required to maintain a number of credentials, including those set forth below, among others, and compliance with such laws and regulations and maintenance of such accreditations is costly and materially affects our business.
Credentials (Accreditation / Approval / Recognition / Notification)
In order to provide conformity assessment services to customers globally, we need to obtain credentials from accreditors, regulators and scheme owners based on applicable regulations and scheme rules. Some are mandatory, while others are pursued voluntarily based on market and customer needs. These credentials reflect our conformity assessment bodies’ meeting of competency, consistency and impartiality requirements within those regulations and scheme rules. We have a global governance structure in place to facilitate compliance with these requirements.
Our current key credentials include those granted by key regulators and authorities in North America, Asia (including Greater China) and Europe. Typically, such credentials are critical in serving customers in highly regulated sectors, such as the medical device industry; in sectors where third-party providers are relied upon, such as the electrical and electronic equipment industry; and in highly regulated markets, such as mainland China.
Our global governance structure includes the active management of successful renewal of such credentials, the expansion or consolidation of these credentials, where warranted, and the pursuit of new credentials to preserve and to enable our ability to serve customers continuously. See “—Accreditations and Standards.”

Some of our credentials are granted by government agencies in North America, Asia (including mainland China) and Europe. For example, we have credentials issued by the U.S. Occupational Safety & Health Administration (“OSHA”) and the China National Certification and Accreditation Administration (the “CNCA”), which are among some of the key credentials for our operations. Additional detail concerning these and certain other credentials is set forth below.
Americas
United States
The OSHA Nationally Recognized Testing Laboratory (“NRTL”) Directive sets forth procedures and policies, including criteria under which OSHA recognizes private organizations to perform product testing and certification required by OSHA. The requirements to be fulfilled and processes to be completed for an organization to become an NRTL are broadly stated in the U.S. Code of Federal Regulations Part 29 1910.7, with specific details regarding the requirements and processes set forth in a Directive for the OSHA NRTL Program. OSHA published a new replacement Directive for the OSHA NRTL Program in October 2019 (CPL 01-00-004), which became effective in October 2021. We assessed the replacement Directive’s new compliance requirements and activated an implementation plan to address necessary operational changes to satisfy such requirements, including allocating additional resources to address requirements related to maintaining more detailed evaluation records, expanding the scope of surveillance activities and disclosing additional certification information in a public directory. Additionally, OSHA modified the requirements for recognizing sites for evaluation activities, which will increase our ongoing costs for maintaining such recognition and adding new sites. Based on audits conducted by OSHA, we are in compliance with the new Directive in all material respects.
OSHA is the primary U.S. federal government regulator with mandatory third-party product safety certification requirements. The types of products required by OSHA to be certified by an NRTL comprise a significant portion of all products that are subject to safety certification requirements in the U.S. market. We have been a recognized NRTL since the beginning of the OSHA program in 1988, with no disruptions to our recognition. Over time, we have invested in creating a global footprint to serve clients seeking to use the UL Mark to satisfy OSHA product safety certification requirements. If we were unable to comply with the OSHA NRTL Program requirements, we would not be able to serve our global customer base, our revenue would be significantly impacted and we would be placed at a competitive disadvantage. Furthermore, if such certification requirements were to change, we would incur additional expenses to comply with such changes.
Canada
We have multiple accreditations from the Standards Council of Canada (the “SCC”) to carry out a range of conformity assessment-related services based on national laws and regulations. In the case of certification-related services, the majority of UL Solutions-issued Canadian certifications are provided to our clients as a part of a bundle of certifications that also include U.S. certifications.
Latin America
We are approved and accredited to provide a range of certification-related services for Argentina, Brazil, Colombia and Mexico based on national laws and regulations for quality infrastructure. Although we do not view any such accreditations, individually or collectively, as being material to our business from a revenue perspective, related services are part of our global market access portfolio in support of customers’ market access needs.
Any change in applicable laws or regulations related to our accreditations from SCC or any of the Latin American countries listed above, or in our ability to maintain any such accreditations, could put us at a competitive disadvantage or impact our relationship with our customers, either of which would have a negative impact on our revenue. Furthermore, any changes to such regulations would likely result in us incurring additional expenses in order to maintain compliance.

Asia
Mainland China
Oversight of the testing, inspection and certification industry in China is managed by the China National Certification and Accreditation Administration (the “CNCA”). The scope of the CNCA’s oversight includes the Certification and Accreditation Regulation of the People’s Republic of China (revised in 2020). This regulation sets out criteria for an entity to be approved as a certification body operating in China. Without such approval, an entity is unable to engage in certification activities in China, even if the certification is for products exported from China to other markets, which would include UL Mark services in fulfillment of OSHA requirements. We have held this CNCA approval since 2003, when we set up our joint venture with the China Certification & Inspection (Group) Co., Ltd. (“CCIC”). If we were unable to comply with the regulation’s requirements for a certification body, then our certification operations in China would be suspended and we would not be permitted to serve our customer base in China, which would result in a significant revenue loss and place us at a material competitive disadvantage.
Asia-Pacific (excluding Greater China)
We are approved and accredited to provide a range of conformity assessment-related services for Australia, Bangladesh, India, Indonesia, Japan, Korea, New Zealand, Singapore, Thailand and Vietnam based on national laws and regulations for quality infrastructure. Although we do not view such accreditations, individually or collectively, as material to our business from a revenue perspective, related services are part of our global market access portfolio in support of customers’ market access needs and of our supply chain-related services. Accordingly, any change in the applicable regulations or directives and our ability to maintain such accreditations could impact our operations and put us at a competitive disadvantage.
European Union (“EU”) and the United Kingdom
We also operate Notified Bodies (“NBs”) in Europe and Approved Bodies (“ABs”) in the United Kingdom based on EU and United Kingdom regulations and directives. An NB is an organization designated by an EU country to assess the conformity of certain products before being placed on the EU internal market. An AB is the equivalent body in the United Kingdom. Together, our NBs and ABs provide services in fulfillment of requirements across, among others, the Construction Products Regulation (EU) No 305/2011, Marine Equipment Directive 2014/90/ EU Personal Protective Equipment – Regulation (EU) 2016/425, ATEX – Directive 2014/34/EU, Toy Safety Directive 2009/48/EU, Gas Appliance Regulation 2016/426, EMC Directive 2014/30 and Radio Equipment Directive 2014/53. We do not view any such accreditations, individually or collectively, as material to our business from a revenue perspective. However, any change in the applicable regulations or directives—with respect to either the scope of products subject to third-party (NB or AB) conformity assessment services or to NB and AB designation requirements that affect our ability to maintain such accreditations—could impact our operations and put us at a competitive disadvantage.
Data Privacy
Data privacy laws and regulations and other requirements and guidance regarding the confidentiality, availability and integrity of certain personal information is increasing globally, including in the jurisdictions in which we operate. For example, the European Union, Greater China and certain U.S. states (including California) have enacted data privacy laws that contain enhanced obligations on covered businesses and financial penalties for noncompliance. Mainland China’s Personal Information Protection Law includes new data privacy rights for individuals similar to GDPR. As such, our data handling practices are subject to review and enforcement by several regulatory bodies. For example, in the United States, the Federal Trade Commission, many state attorneys general and many courts interpret the various existing federal and state data privacy laws and regulation. We provide certain services, including software services, that may collect and process certain categories of personal information, such as business contact information. We maintain a global data privacy team that monitors changes in data privacy laws and facilitates and maintains required operational changes that may impact the processing and cross border transfer of personal information. Any failure to comply with data privacy laws and regulations could result in business disruptions and enforcement actions, which could include civil or criminal penalties that could impact our earnings and competitive position. See “Risk Factors—Risks Related to Information Technology and Our Software—The

legislative, judicial and regulatory landscapes relating to data collection, use and processing are challenging to comply with and are evolving and may impact our ability to collect, use and process data, including personal information, and could limit our ability to operate and expand our business, cause revenue to decline and adversely affect our business. The actual or perceived failure to comply with data privacy laws and regulations could result in significant liability or reputational harm.”
Anti-Bribery
We are subject to the FCPA, the Bribery Act, the CFPOA and similar anti-bribery laws and regulations applicable in the jurisdictions in which we operate that generally prohibit corruptly providing, offering, promising or authorizing, directly or indirectly, anything of value to foreign officials, political parties or candidates for political office or private parties for the purposes of obtaining or retaining business or securing any improper business advantage. While our officers, directors, employees, business partners and third parties acting on our behalf are required to comply with these laws and regulations, our internal controls, policies and procedures may not always prevent violations, and any such violations could subject us to legal risks, substantial civil and/or criminal fines and penalties and reputational harm. Compliance with multiple, and potentially conflicting, international laws and regulations, including anti-corruption laws, may be difficult, burdensome or expensive and could place us at a disadvantage compared to competitors who may not be subject to such laws and regulations or whose violations may go undetected. See “Risk Factors—Risks Related to Our Industry and Business—We are subject to a variety of risks associated with doing business outside the United States.”
Export Controls and Sanctions
We are subject to U.S. export control laws and regulations, including the Export Administration Regulations, as well as U.S. economic and trade sanctions, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). We monitor developments relevant to these laws and regulations and engage outside counsel to help assess their relevance to our business across a range of business services and customers served. These laws and regulations may restrict our ability to provide services to certain countries and certain persons, including those that are the target of OFAC sanctions. Noncompliance with these or similar laws could lead to government investigations, penalties, reputational harm and other negative consequences, thereby adversely affecting our business and financial condition. Furthermore, any change in these laws or regulations, any shift in the approach to their enforcement or scope or any change to the countries or persons targeted by such regulations could potentially result in our decreased ability to sell services to existing or potential customers. For example, any increase in the scope of U.S. sanctions against Chinese entities or a shift in enforcement could impact our ability to sell services to existing or potential customers and adversely affect our financial results. Additionally, sanctions against Russia imposed in 2022 impacted our ability to sell services to certain existing and potential customers. The potential for additional sanctions in the near-future could further impact our ability to sell services to existing or potential customers.
Trade and Investment Treaties
Our international operations are also affected by trade and investment treaties and related regulations in many countries. These may require local investments, restrict our investments or affect the business and delivery model of our services. Noncompliance with applicable regulations could lead to penalties, reputational harm and other negative consequences, thereby adversely affecting our business and financial condition.
Environmental Matters
Our business is subject to various international, federal, state and local laws and regulations regarding EHS matters. Among other things, these laws and regulations regulate the emission or discharge of materials into the environment, require us to obtain and maintain permits and approvals, govern the use, storage, treatment, disposal, transportation and management of hazardous substances, radioactive materials and wastes and protect the health and safety of our employees. These laws also impose liability for the costs of investigating, remediating, and addressing damages resulting from present and past releases of hazardous substances, including releases by prior owners or operators of sites we currently own or operate. Our previous ownership and current and previous operation of real property may also subject us to liability pursuant to these laws or regulations.

Compliance with EHS laws and regulations increases our operating costs, limits or restricts the services we provide, or the methods by which we offer, sell and fulfill those services or conduct our business, and subjects us to the possibility of regulatory or private actions or proceedings. In addition, violations of EHS laws and regulations could result in significant administrative, civil, or criminal penalties, remedial cleanups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. We maintain an environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. Compliance with laws regulating contamination and the discharge of materials into the environmental, or otherwise relating to the protection of the environment or human health and safety, have not had a material effect on our capital expenditures, earnings, or competitive position, and are not currently material to our total operating costs or cash flows. However, environmental liabilities can change substantially, including due to changes in laws and regulations, and any future violations of applicable laws or regulations could adversely affect our financial condition and results of operations.
There has been a trend in favor of increased restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. For example, climate change continues to attract considerable public and scientific attention, and numerous proposals have been, and will likely continue to be, made to monitor and limit emissions of greenhouse gases. In the United States, President Biden has identified addressing climate change as a priority of the administration, and has issued several executive orders addressing climate change. While we cannot predict future developments, the adoption and implementation of new or more stringent international, federal, regional, or state legislation, regulations, or other regulatory initiatives that impose more stringent standards for greenhouse gas emissions could result in increased costs of compliance. There were no material capital expenditures for environmental control facilities in 2021 or 2022, and there are no material investments currently planned for 2023 or 2024; however, we may make material expenditures related to such facilities in the future.
We must comply with the following EHS laws, among others:
•The Clean Air Act, and comparable state laws and regulations, which regulate emissions of various air pollutants through the issuance of permits and the imposition of other emissions control requirements. We are required to obtain permits under the Clean Air Act and comparable state laws and regulations for certain of our operations.
•The Clean Water Act, including the Oil Pollution Act, which, along with analogous state laws and regulations, impose restrictions and strict controls on the unauthorized discharge of pollutants and dredge or fill material into regulated waters, including wetlands. We are required to obtain permits under the CWA for certain of our operations. The CWA also imposes a variety of best management practices to ensure that water quality is protected and impacts are minimized.
•The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), including the Superfund Amendments and Reauthorization Act of 1986, and analogous state laws, which generally impose liability without regard to fault or legality of the original conduct on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Liability under CERCLA is strict (that is, without regard to fault) and, in certain circumstances, joint and several. In the course of our operations, we use materials that, if released, would be subject to regulation under CERCLA and comparable state laws and regulations. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state laws and regulations for all or part of the costs to clean up sites at which such hazardous substances have been released.
•The Emergency Planning and Community Right-to-Know Act, which imposes requirements on industry to report on the storage, use and releases of hazardous substances to federal, state, and local governments.
•The Hazardous Materials Transportation Act, which imposes procedures and requires policies on the transportation of hazardous materials and requires certain designation, labeling and packaging of hazardous materials for transport.

•The Occupational Safety and Health Act and comparable state statutes, which regulate the protection of the health and safety of workers.
•The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws and regulations, which impose requirements on the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Liability under RCRA is strict and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances.
•The Toxic Substances Control Act, which regulates the manufacture, import, distribution, use and disposal of new and existing chemicals in U.S. commerce and restricts the use of certain existing substances.
•The European Union’s Registration, Evaluation, Authorization and Restriction of Chemical Substances Act, which requires companies to identify and manage the risks linked to the chemical substances they manufacture and market in the European Union.
•The European Union’s Waste Framework Directive, and laws transposing the Waste Framework Directive into member state domestic law, which sets forth rules in relation to the management of hazardous and non-hazardous waste and introduces concepts of extended producer responsibility with respect to the management of waste in the EU.
•The European Union’s Ambient Air Quality Directive and Water Framework Directive, and comparable transposing and other regulations at the member state level, which sets forth rules regarding the regulation of pollutants into air and water.
The EU and each of its member states also have regulatory regimes that impose liability in relation to incidents concerning EHS matters, including in relation to health and safety incidents and contamination of land or water (in particular, the Environmental Liability Directive). We may also be subject to similar regulations in a number of other jurisdictions that we operate globally, including China, Japan and the Republic of Korea.
Intellectual Property
Our intellectual property is an important part of our business. We rely on a combination of trademark, patent, copyright, trade secret and other related laws and confidentiality policies and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights. Our intellectual property portfolio also includes various registered and unregistered copyrights and internet domain names.
We believe many of our service marks, certification marks, trademarks and trade names are important to our success, and as of December 31, 2022, our trademark portfolio included approximately 115 registered U.S. trademarks and approximately 31 pending U.S. trademark applications, and approximately 2,000 registered trademarks and 215 pending trademark applications in other countries. We endeavor to take prudent measures to protect our trademarks and certification marks against counterfeiting and other forms of infringement and, in turn, maintain the value and integrity of our trademarks and certification marks for us and our customers who make the decision to pursue UL certification and carry the UL Mark on their products. We do this by, among other things, using a global trademark watch service; recording our marks with customs agencies around the world; engaging in opposition proceedings in various trademark offices; sending cease-and-desist letters to counterfeiters and other infringers and pursuing legal action against them where appropriate; and partnering with customers, code authorities and law enforcement to provide them with tools and information necessary to distinguish between authentic and counterfeit UL Marks so that we may work together in diverting any authorized UL marked product out of the stream of commerce.
As of December 31, 2022, we had approximately 17 issued U.S. patents and approximately 12 U.S. patent applications pending, all in various stages of examination. We cannot assure you whether any of our trademark or patent applications will result in the issuance of a trademark registration or patent, as applicable, or whether the examination process will require us to narrow the scope of protection that we are seeking. Any of our existing trademark registrations or patents and any that are issued in the future may be contested, circumvented, found unenforceable, cancelled or invalidated, and we may not be able to prevent third parties from infringing them.
For a discussion of risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”
Seasonality
While seasonality is not a significant factor in our financial performance, our total revenue is typically lowest in the first quarter and highest in the fourth quarter, primarily due to timing of Non-certification Testing and Other Services revenue within our Industrial and Consumer segments. In addition, our cash flow from operations is typically lowest in the first quarter due to payment of the prior year’s annual performance-based variable incentive compensation.
Legal Proceedings
We are currently involved in, as we are from time to time, legal proceedings that arise in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty; however, we believe there are no currently pending lawsuits or claims against us that, individually or in the aggregate, could have a material adverse effect on our business, results of operations or financial condition.
ESG Considerations
We believe our solutions, global reach and safety science expertise uniquely position us to have a profound and positive impact on the world. Specifically, we work for a safer world by being our customers’ most trusted science-based safety, security and sustainability partner. Our corporate sustainability mission is centered on positively impacting our planet, people and prosperity through environmental and social sustainability initiatives, as well as our global TIC and S&A services.
ESG Strategy
Our sustainability strategy aims to reduce adverse environmental impacts from our global offices and operations, provide a safe, diverse, equitable and inclusive environment and engage on sustainable strategies, innovations and practices with our customers and stakeholders along our value chain. In 2018 and 2021, we conducted materiality assessments to identify the sustainability issues where we could achieve the greatest impact. These materiality assessments used a definition of materiality that differs from, and in certain respects, is broader than the federal securities law definition of materiality. Through this process, we seek to align our strategy with the United Nations’ Sustainable Development Goals (“SDGs”), which are 17 objectives defined by the United Nations to end poverty, protect the planet and ensure that all people enjoy peace and prosperity by 2030. In addition, we are a committed participant of the United Nations Global Compact. As a result of these assessments, we have prioritized three primary SDGs by which we measure our sustainability impact and success annually. Our ESG strategy is centered around three areas of impact, Planet, People and Prosperity, which drive our attention and actions:
•Our “Planet” area of impact addresses our own consumption of resources, propelled by our dedicated environmental task forces, while our services and offerings enable our customers to reduce waste, employ sustainable business practices, explore circularity, achieve supply chain transparency and adopt the safe proliferation of renewable energy. Since 2019, we have been tracking our Scope 1 and Scope 2 greenhouse gas emissions, and as of 2020, our Northbrook, Illinois campus was operating on 100% Green-e® certified carbon offsets for Scope 2. These initiatives, among others, support our commitment to SDG No. 11: “Make cities and human settlements inclusive, safe, resilient and sustainable.”
•Our “People” area of impact is focused on prioritizing employee education and development, promoting diversity, equity and inclusion, providing safe working spaces and engaging with our employees on volunteerism and our vast network of philanthropic partnerships. We are committed to delivering unconscious bias education and inclusion training and have established diversity councils and BRGs to engage our employees. The health and safety of our people remains a top priority, as it did during the pandemic. We established task forces dedicated to supporting our employees and implemented policies and protocols to provide safe working conditions. These, along with other initiatives, products and services, support our commitment to SDG No. 3: “Ensure healthy lives and promote well-being for all at all ages.”
•Our “Prosperity” area of impact is directly linked to our founding legacy to “do something for humanity” by helping create safer living and working environments for people everywhere. To reach these aims, we provide customers with essential service products and resources and assist companies with regulatory and reporting tools for their own materials, sourcing and supply chain management. We encourage our suppliers and vendors to practice responsible sourcing and have created a global sourcing task force to monitor their commitment and evaluate their improvements to foster safe work environments, exhibit transparency and promote the secure distribution of goods. These practices align with our commitment to SDG No. 12: “Ensure sustainable consumption and production patterns.”
We also address several other SDGs through the broad set of sustainability reporting and supply chain management services we provide our customers through our TIC and S&A businesses.
ESG Governance
In order to meet our ESG goals, we have enlisted dedicated personnel throughout our organization to facilitate our sustainability strategy. Our board of directors and CEO offer oversight and approval for UL Solutions’ corporate sustainability strategy, commitments and ESG reporting. Our cross-functional Corporate Sustainability Council is responsible for governing our sustainability actions and ensuring our business priorities are aligned appropriately, while our corporate sustainability team is responsible for leading our environmental task forces and executing on our ESG strategy. This robust ESG leadership group is supported by a broad set of UL Solutions talent around the globe that helps execute on our sustainability priorities, including local sustainability champions, in-house volunteers and a variety of employee task forces. They are instrumental in the reporting of our ESG objectives in line with leading ESG frameworks, including the SDGs and the Global Reporting Initiative. We also plan to evaluate the management of our ESG performance using industry-specific frameworks for measuring and reporting performance.
Partnerships
In order to further increase our sustainability impact, we form strategic partnerships with a diverse set of organizations globally that are aligned with our mission to drive a culture of sustainability, including the United Nations Global Compact. We also have committed to the global Science Based Targets initiative to limit the earth’s temperature rise to 1.5°C.
UL-CCIC Joint Venture Agreement
We, via our wholly owned affiliate UL LLC, own 70% of the issued and outstanding equity interests of UL-CCIC. The remaining 30% equity interest is owned by CCIC, a Chinese state-owned enterprise. UL-CCIC offers product safety testing services enabling its customers to access North American and other international markets, electromagnetic compatibility and commercial inspection and testing services. UL-CCIC provides local voluntary certification schemes to help their customers differentiate their products within the China market. UL-CCIC also offers China Compulsory Certification (“CCC”) testing services under some product categories, which is approved by the Certification and Accreditation Administration P.R.C. and market access agency services to manufacturers outside of the People’s Republic of China to help them obtain the CCC mark.
UL-CCIC is governed by a joint venture contract first entered into on June 26, 2002. The board of directors of UL-CCIC consists of up to seven directors, with four appointed by us and three by CCIC. The chair of the UL-CCIC board of directors is appointed by us and the vice chair by CCIC. Certain matters require the approval of all or two-thirds of the directors. Certain other matters require either unanimous approval or the approval of a supermajority of the voting rights of the shareholders. Neither we nor CCIC, as the shareholders of UL-CCIC, are required to provide additional financing support to UL-CCIC.

UL-CCIC has a general manager, who is in charge of the day-to-day management of UL-CCIC and reports to the UL-CCIC board of directors. We have the exclusive right to nominate the general manager and CCIC has the exclusive right to nominate the deputy general manager.
UL-CCIC was established with an initial duration of 10 years, starting from the date that it obtained its business license. This duration has been subsequently extended twice and currently expires in January 2033 pursuant to the amended and restated joint venture agreement we entered into with CCIC on October 28, 2022.

MANAGEMENT
The following table sets forth information regarding our executive officers and members of our board of directors, including their ages as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers
Jennifer F. Scanlon	56	President and Chief Executive Officer
Linda S. Chapin	64	Executive Vice President and Chief Human Resources Officer
John Genovesi	60	Executive Vice President and President, Software and Advisory
Lynn H. Hancock	58	Executive Vice President and Chief Transformation Officer
Jacqueline K. McLaughlin	42	Executive Vice President and Chief Legal Officer
Ryan D. Robinson	57	Executive Vice President and Chief Financial Officer
Gitte Schjotz	53	Executive Vice President and Chief Science and Operations Officer
Alberto Uggetti	52	Executive Vice President and Chief Commercial Officer
Weifang Zhou	58	Executive Vice President and President, Testing, Inspection and Certification

Directors
James M. Shannon	71	Chair of the Board
Frank J. Coyne	74	Director
James P. Dollive	72	Director
Marla C. Gottschalk	63	Director
Friedrich Hecker	61	Director
Charles W. Hooper	66	Director
Kevin J. Kennedy	67	Director
Lisa M. Lambert	56	Director
Jennifer F. Scanlon	56	Director
Sally Susman	61	Director
Michael H. Thaman	59	Director
Elisabeth Tørstad	58	Director
George A. Williams	62	Director
Executive Officers
Jennifer F. Scanlon.  Ms. Scanlon has served as our President and CEO and as a member of our board of directors since September 2019. Prior to joining UL Solutions, Ms. Scanlon spent 16 years at USG Corporation (“USG”), a then publicly-traded manufacturer of building products, most recently as President and CEO from November 2016 to April 2019, where she was responsible for leading USG through a major international expansion, digital transformation and sustainable products evolution. Ms. Scanlon currently serves as a member of the boards of directors of Norfolk Southern Corporation (NYSE: NSC), the Commercial Club of Chicago, the Chicago Council on Global Affairs, the Federal Reserve Bank of Chicago and the University of Notre Dame. Ms. Scanlon is also the Secretary Treasurer of the board of the US-China Business Council and was appointed to the U.S.-India CEO Forum. She previously served as a member of the board of directors of USG (NYSE: USG) from September 2016 to April 2019. Ms. Scanlon earned a B.A. in Government and International Relations and Computer Applications from the University of Notre Dame and an M.B.A. from the University of Chicago Booth School of Business. We believe Ms. Scanlon is qualified to serve as a member of our board of directors because of her demonstrated commitment to science and extensive experience as a corporate leader in industrial companies.
Linda S. Chapin.  Ms. Chapin has served as an Executive Vice President and our Chief Human Resources Officer since May 2020. Prior to joining UL Solutions, Ms. Chapin served as the Vice President of Human

Resources at Johnson Controls International plc (“Johnson Controls”), a multi-industrial products manufacturer and service provider, from July 2011 to October 2018, where she was responsible for leading a global team of human resource professionals and developing the human resources integration program for the merger of Johnson Controls and Tyco International. Between her time at Johnson Controls and UL Solutions, Ms. Chapin worked as a freelance consultant. Ms. Chapin currently serves on the Chicago Executive Club Board of Advisors and the Chief Human Resources Officer Council II for The Conference Board. She earned a B.S.W. in Social Work from Southern Illinois University.
John Genovesi.  Mr. Genovesi has served as an Executive Vice President and our President of Software and Advisory since July 2022. Prior to joining UL Solutions, Mr. Genovesi served as Chief Operating Officer of Adapdix, an autonomous manufacturing software company, from May 2021 to July 2022, where he was responsible for running business operations and managing the company finances. Prior to Adapdix, Mr. Genovesi spent 32 years at Rockwell Automation (NYSE: ROK), an industrial automation and information software company, serving in a number of different positions from 1989 to 2021, most recently as Senior Vice President of Enterprise and Software, where he was responsible for scaling the companies Industry 4.0 software portfolio globally. Mr. Genovesi earned a B.S. in Electrical Engineering from Youngstown State University and an M.B.A. from Case Western Reserve University.
Lynn H. Hancock.  Ms. Hancock has served as an Executive Vice President and our Chief Transformation Officer since December 2019. Prior to joining UL Solutions, Ms. Hancock spent 15 years at USG Corporation, most recently as Vice President of Advanced Manufacturing, where she was responsible for the design and execution of programming to improve effectiveness and efficiency, implementing new technologies and advancing the workforce. Ms. Hancock earned a B.S.E. in Electrical Engineering and Computer Science from Princeton University and an M.E.M. from Northwestern University.
Jacqueline K. McLaughlin.  Ms. McLaughlin has served as an Executive Vice President and our Chief Legal Officer since September 2018. Prior to joining UL Solutions, Ms. McLaughlin spent 11 years at Winston & Strawn LLP, an international law firm, most recently as a partner in the firm’s corporate department, where her practice primarily focused on mergers and acquisitions, private equity, venture capital and corporate governance matters. Ms. McLaughlin currently serves on the board of directors of the nonprofit organization Illinois Legal Aid Online and on the boards of two of our affiliates. Ms. McLaughlin earned a B.S. in Accounting and a J.D. from the University of Illinois and is currently a member of the Illinois State Bar Association.
Ryan D. Robinson.  Mr. Robinson has served as an Executive Vice President and our Chief Financial Officer since May 2017. Prior to joining UL Solutions, Mr. Robinson served as the Chief Financial Officer and Chief Administrative Officer of Sears Hometown and Outlet Stores Inc., a consumer products retailer from 2014 to 2017. He also served as the Chief Financial Officer of Best Buy Co., Inc.’s (“Best Buy”) domestic segment from 2007 to 2012, and as Treasurer of Best Buy from 2002 to 2007, with responsibilities covering corporate development, treasury, tax and new business finance. Mr. Robinson currently serves on the boards of directors of a number of our subsidiaries. He earned a B.B.A. in Finance and Marketing from the University of Notre Dame and an M.M. from Northwestern University.
Gitte Schjotz.  Ms. Schjotz joined UL Solutions in 1996 as part of UL Solutions’ first company acquisition, after having joined Demko A/S in 1993. Ms. Schjotz has served as an Executive Vice President and our Chief Science and Operations Officer (formerly Chief Technical and Operations Officer) since January 2021, after having served in a number of different positions including as President of our Retail and Industry business segment from August 2018 to December 2020, President of our Software segment from 2017 to 2018, President of our EMEA, Latin America and Greater Asia regions from 2016 to 2017, President of our Europe, Middle East, Africa and Latin America regions from 2011 to 2016, Senior Vice President of Global Standards and Certification Program Office (CPO) from 2006 to 2014 and Vice President of International Certification (Global Market Access) from 2003 to 2006. Ms. Schjotz currently serves as a member of the board of directors of OnRobot A/S, Amcham Denmark and a number of our subsidiaries. She earned a B.S. in Business Administration & Finance and an M.Sc. in Finance, Strategic Marketing and Corporate Strategy from the Copenhagen Business School. Ms. Schjotz has also earned a certificate in Artificial Intelligence for Business Strategy from the MIT Sloan School of Management and Strategy.

Alberto Uggetti. Mr. Uggetti has served as an Executive Vice President and our Chief Commercial Officer since July 2023, after having served in a number of different positions including as Senior Vice President of Global and Strategic Accounts from 2020 to 2023, Vice President and General Manager of Environment and Sustainability Globally from 2019 to 2020, Vice President and General Manager of Global Environment from 2015 to 2019, Vice President and General Manager of Global Furniture from 2013 to 2015 and Vice President and General Manager of Lighting, Appliances, HVAC Industry Globally from 2011 to 2013. Mr. Uggetti has earned certificates in Artificial Intelligence: Implication for Business Strategy from the MIT Sloan School of Management and Strategy, Execution and Implementation from the American Management Association and completed the UL Executive Leadership Program at Yale School of Management and the Global Leader Program at Northwestern University School of Continuing Studies.
Weifang Zhou.  Mr. Zhou joined UL Solutions in 2009 and has served as an Executive Vice President and our President of Testing, Inspection and Certification since January 2021, after having served as President of various UL Solutions business units from 2015 to 2020, Senior Vice President and Chief Commercial Officer, Chief Strategy and Marketing Officer from 2012 to 2015 and Vice President of the Greater China region from 2009 to 2012. Prior to joining UL Solutions in 2009, Mr. Zhou spent 13 years at General Electric Company, including as CEO and President of GE Water and Process Technologies’ Greater China region from 1996 to 2009. Mr. Zhou earned a B.S. in Hydro Power from Hohai University and an M.B.A. from City University.
Directors
James M. Shannon.  Mr. Shannon has served as a member and chair of our board of directors since 2012, as a member and chair of the board of trustees of UL Research Institutes since 2009 and as a director of UL Standards & Engagement since November 2021. From 2017 to 2019, Mr. Shannon served as President, and from 2016 to 2021, as a member of the Executive Committee, of the International Electrotechnical Commission, a global nonprofit organization that publishes international standards for electrotechnology. Mr. Shannon also served as a member of the board of trustees of the World Peace Foundation from 2000 to 2019. From 2002 to 2014, he served as President and CEO of the NFPA, an international nonprofit organization dedicated to eliminating harm and loss due to fire, electrical and related hazards. Prior to joining the NFPA, Mr. Shannon was elected and served as Attorney General of the Commonwealth of Massachusetts from 1987 to 1991 and was elected to the U.S. House of Representatives in 1978, serving three terms in Congress, including as a member of the Ways and Means Committee. Mr. Shannon earned a B.A. in Political Science from Johns Hopkins University and a J.D. from George Washington University Law School. We believe Mr. Shannon is qualified to serve as a member of our board of directors because of his extensive experience in the standards industry and his understanding of the related regulatory framework.
Frank J. Coyne.  Mr. Coyne has served as a member of our board of directors since 2012 and served as a member of the board of trustees of UL Research Institutes from 2009 to 2017. Mr. Coyne has held various management positions at Verisk Analytics, Inc. (formerly Insurance Services Office, Inc.) (“Verisk”), a data analytics and risk assessment firm, including CEO from 2002 to 2013, President and CEO from 2000 to 2002 and President and Chief Operating Officer from 1999 to 2000. He also served as a member of Verisk’s (Nasdaq: VRSK) board of directors from 2002 to 2020, including as Chairman from 2002 to 2013, non-executive Chairman from 2013 to 2016 and the lead director from 2016 to 2019. In addition, Mr. Coyne has held executive positions with Kemper Insurance Companies, Lynn Insurance Group, Reliance Insurance Co. and PMA Insurance Co. Mr. Coyne is currently a member of the board of trustees of Saddle River Day School. Mr. Coyne earned a B.S. in Political Science from the University of Scranton and a J.D. from Duquesne University. We believe Mr. Coyne is qualified to serve as a member of our board of directors because of his significant experience as a public company executive and as an executive in industries adjacent to ours.
James P. Dollive.  Mr. Dollive has served as a member of our board of directors since 2012 and as a member of the board of trustees of UL Research Institutes since 2008. From 2009 to 2015, Mr. Dollive served as Executive Vice President and CFO of The Schwan Food Company, a frozen food retailer. Mr. Dollive joined The Schwan Food Company from Kraft Foods Inc., where he worked for 30 years in various management positions, including as Chief Financial Officer from 1999 to 2007. Mr. Dollive earned a B.S. in Electrical Engineering from the New Jersey Institute of Technology, an M.S. in Engineering Systems from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Dollive is qualified to serve as a member of our board of directors because of his experience as the chief financial officer of a public company and his deep understanding of finance and consumer products.
Marla C. Gottschalk.  Ms. Gottschalk has served as a member of our board of directors since 2012 and served as a member of the board of trustees of UL Research Institutes from 2009 to 2017. Ms. Gottschalk previously served as the CEO of The Pampered Chef, Ltd. (the “Pampered Chef”), a seller of kitchen and entertaining products, from 2006 to 2013 and as President of the Pampered Chef from 2003 to 2006. Ms. Gottschalk joined the Pampered Chef from Kraft Foods Inc. (“Kraft”), where she worked for 14 years in various management positions, including as Senior Vice President of Financial Planning and Investor Relations and an Executive Vice President and General Manager of the Post Cereal Division. Ms. Gottschalk is currently a member of the boards of directors of Big Lots, Inc. (NYSE: BIG), US Foods Holding Corp. (NYSE: USFD) and Reynolds Consumer Products Inc. (Nasdaq: REYN). Ms. Gottschalk earned a B.S. in Accounting from Indiana University and an M.M. in Finance from the Kellogg School of Management at Northwestern University. Ms. Gottschalk has also earned a certificate in Cyber Risk & Strategy through the Diligent Institute. We believe Ms. Gottschalk is qualified to serve as a member of our board of directors because of her extensive experience in operations and strategic management, her leadership experience as a chief executive officer and her significant experience serving on the boards of directors of other public companies.
Friedrich Hecker.  Mr. Hecker has served as a member of our board of directors since 2013 and served as a member of the board of trustees of UL Research Institutes from 2013 to 2017. Mr. Hecker previously served as CEO of ROSEN Swiss AG (the “ROSEN Group”), an energy sector supplier of specialized diagnostic technology and services, from 2012 to 2015. Mr. Hecker joined the ROSEN Group from TÜV Rheinland AG, a privately held global certification and testing service provider, where he served as CEO and Chief Operating Officer from 2009 to 2011. Prior to his time at TÜV Rheinland AG, Mr. Hecker served as an Executive Vice President and Chief Operating Officer of SGS SA, a multinational TIC company, from 2002 to 2009. Mr. Hecker also served as a Senior Advisor to Cobepa SA, a Belgian investment company, from 2016 to 2020 and is currently a member of the board of directors of the Opus Group AB (publ) and Dermagnostix and Vice President of the Organization for International Economic Relations. Mr. Hecker earned a degree in Economics from Ludwig Maximilian University of Munich. We believe Mr. Hecker is qualified to serve as a member of our board because of his extensive experience in the TIC industry.
Charles W. Hooper.  Retired Lieutenant General Charles Hooper has served as a member of our board of directors since June 2021. Lieutenant General Hooper has served as a Senior Counselor at the Cohen Group, a global business consulting services firm, since October 2020, and from 1979 to 2020, Lieutenant General Hooper served in the United States Army. He currently serves as a member of the boards of directors of General Dynamics Corporation (NYSE: GD), APA Corporation (Nasdaq: APA), where he also serves as Chair of the Cybersecurity Committee, Two Six Technologies, Loc Performance Products, Inc., Bellwether and the National Bureau of Asian Research. Lieutenant General Hooper earned a B.S. in Asian Studies from the United States Military Academy, an M.P.A. from Harvard University and an M.S. in Strategy from the Army War College. Lieutenant General Hooper has also completed the National Association of Corporate Directors Cyber-Risk Oversight Program, earning the CERT Certificate in Cybersecurity Oversight. We believe Lieutenant General Hooper is qualified to serve as a member of our board of directors because of his significant leadership experience and expertise in navigating complex international matters.
Kevin J. Kennedy.  Dr. Kennedy has served as a member of our board of directors since 2020. From March 2020 to December 2022, he served as CEO of Quanergy Systems, Inc. (“Quanergy”) (NYSE: QNGY), a sensor technology start-up company. In December 2022, Quanergy filed a voluntary Chapter 11 restructuring plan with the U.S. Bankruptcy Court for the District of Delaware. Before serving as CEO of Quanergy, Dr. Kennedy served as Senior Managing Director of Blue Ridge Partners, a management consulting firm, from 2018 to 2020, and as President, CEO and a member of the board of directors of Avaya Holdings Corp. (“Avaya”) (NYSE: AVYA), a communication software and services company, from 2008 to 2017. In January 2017, Avaya filed a voluntary Chapter 11 restructuring plan with the U.S. Bankruptcy Court for the Southern District of New York. Prior to his time at Avaya, Dr. Kennedy served as CEO of JDS Uniphase Corporation, a provider of optical communication products, from 2003 to 2008. In January 2011, Dr. Kennedy was appointed to the President’s National Security Telecommunications Advisory Committee by President Barack Obama and, in 1987, Dr. Kennedy served as a

Congressional Fellow to the U.S. House of Representatives Committee on Science, Space and Technology. Dr. Kennedy currently serves as a member of the boards of directors of Quanergy, KLA Corporation (Nasdaq: KLAC), Digital Realty Trust, Inc. (NYSE: DLR) and ZEVX, Inc. Dr. Kennedy earned a B.S. in Engineering from Lehigh University and an M.S., a M.Phil. and a Ph.D. from Rutgers University. Dr. Kennedy has also completed the National Association of Corporate Directors Cyber-Risk Oversight Program, earning the CERT Certificate in Cybersecurity Oversight. We believe Dr. Kennedy is qualified to serve as a member of our board of directors because of his expertise in the technology industry, his experience leading public companies and his significant experience serving on public company boards of directors including oversight of spin-offs and extensive merger and acquisition activity.
Lisa M. Lambert.  Ms. Lambert has served as a member of our board of directors since June 2021. Ms. Lambert most recently served as Chief Technology and Innovation Officer at National Grid plc (“National Grid”), a multinational electricity and gas utility company, from January 2018 to July 2023. She was also Founder and President of National Grid Partners, National Grid’s venture capital and innovation arm. From 2016 to 2018, Ms. Lambert served as a Managing Partner at The Westly Group, a private cleantech venture capital firm. Before that, Ms. Lambert worked at Intel Corporation for 19 years, including serving as Vice President and Managing Director of the Software and Services Group of Intel Capital, Intel’s corporate investment and mergers and acquisitions arm. Ms. Lambert currently serves on the board of directors of Vital Energy, Inc. (NYSE: VTLE) and is the Founder, CEO and Chair of the nonprofit organization UPWARD, Inc. She also served as a member of the board of directors of Pixeom, an edge computing company acquired by Siemens, from December 2018 to December 2019 and on the board of directors of the National Venture Capital Association from May 2016 to May 2020. Ms. Lambert earned a B.S. in Management Information Systems from Pennsylvania State University and an M.B.A. from Harvard Business School. We believe Ms. Lambert is qualified to serve as a member of our board of directors because of her significant corporate leadership experience and extensive technology and financial knowledge.
Jennifer F. Scanlon.  Ms. Scanlon’s business background information is set forth under “Executive Officers” above.
Sally Susman.  Ms. Susman has served as a member of our board of directors since May 2022. She currently serves as the Executive Vice President and Chief Corporate Affairs Officer for Pfizer Inc. (“Pfizer”) (NYSE: PFE), a multinational pharmaceutical and biotechnology company, and, before that, she served as Pfizer’s Executive Vice President of Corporate Affairs (formerly Policy, External Affairs and Communications) from 2010 to 2018. Before joining Pfizer in 2007, Ms. Susman served as the Chief Communications Officer of the Estée Lauder Companies Inc. (NYSE: EL), a manufacturer and marketer of skincare, makeup, fragrance and hair care products, from 1999 to 2007. From 1990 to 1996, Ms. Susman served as Executive Vice President of Global Communications for the American Express Company (NYSE: AXP). Ms. Susman is currently the co-chair of the board of directors of the International Rescue Committee, a global humanitarian aid, relief and development nonprofit organization. She earned a B.A. in Government from Connecticut College. We believe Ms. Susman is qualified to serve as a member of our board of directors because of her significant leadership experience and expertise in communications and public affairs.
Michael H. Thaman.  Mr. Thaman has served as a member of our board of directors since June 2021. Mr. Thaman served as CEO of UBQ Materials, a cleantech company focused on converting solid waste into sustainable raw material, from March 2020 to December 2020. Previously, Mr. Thaman served as CEO of Owens Corning Inc. (NYSE: OC) (“Owens Corning”), a developer, manufacturer and marketer of building products and industrial materials, from 2007 to 2020, as Chief Financial Officer from 2000 to 2007 and as a member and chair of Owens Corning’s board of directors from 2002 to 2020. Mr. Thaman currently serves as a member of the boards of directors of L’Air Liquide S.A. (OTC: AIQUY), The Sherwin-Williams Company (NYSE: SHW) and Kohler Co. Mr. Thaman earned a B.S. in Electrical Engineering and Computer Science from Princeton University. We believe he is qualified to serve as a member of our board of directors because of his significant experience as an executive at a large multinational public company.
Elisabeth Tørstad. Ms. Tørstad has served as a member of our board of directors since November 2023 and as a member of the board of trustees of UL Research Institutes since 2020. Ms. Tørstad has also served as CEO of Asplan Viak AS, a professional services firm in the architecture, property development and public infrastructure sectors, since 2019. She joined Asplan Viak AS from the DNV Group, a classification society and consulting organization, where she served in various positions, including as CEO of DNV GL Digital Solutions from 2018 to 2019, CEO of DNV GL – Oil & Gas from 2014 to 2017, CEO of DNV Americas and Sub-Saharan Africa from 2010 to 2013 and Director of Operations of DNV Cleaner Energy and Utilities from 2006 to 2019. She currently serves as a member of the board of directors of Aker Solutions ASA (Nasdaq: AKRTF) and as the deputy chair of the governing board of Peace Research Institutes Oslo. Ms. Tørstad previously served on the boards of directors of Hexagon Composites ASA (Nasdaq: HXGCF), from 2017 to 2020, and Digital Norway, from 2017 to 2019. Ms. Tørstad earned a Bachelor’s degree in Civil Engineering from the Oslo School of Engineering, subsidiary degrees in Business Administration from the Norwegian School of Management and Organizational Psychology from the University of Bergen and an M.S. in Structural Physics from the University of Oslo. We believe Ms. Tørstad is qualified to serve as a member of our board of directors because of her significant scientific and technical knowledge.
George A. Williams. Mr. Williams has served as a member of our board of directors since November 2023 and previously served as a member of our board of directors from 2012 to 2018. Since 2008, he has also served as a member of the board of trustees of UL Research Institutes, where he currently serves as Chair of the Governance and Compensation Committee. He has served as President and CEO of PMI Energy Solutions, LLC, an electrical construction, maintenance and technical services contracting company, since 2011. Previously, Mr. Williams served as Chief Operating Officer of El Paso Electric Company, a public utility company, Senior Vice President of Operations for Commonwealth Edison Company, an energy provider, and Site Vice President for Entergy Nuclear South, a nuclear plant. He has also held various executive and senior operational positions with PPL Susquehanna, LLC, Progress Energy Inc., and PECO Energy Company. Mr. Williams has served on the board of directors of the Middle States Electrical Contractors Association since 2021 and The Will Group since 2021. He also served on the boards of directors of the Illinois Black Chamber of Commerce from 2011 to 2022 and the Quad County Urban League from 2015 to 2019. Mr. Williams earned a B.S. in Electrical Engineering from Widener University and an M.B.A. from Saint Joseph’s University. We believe Mr. Williams is qualified to serve as a member of our board of directors because of his extensive experience in the energy and utility industries and his corporate leadership experience.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Controlled Company Status
We will be a “controlled company” under the rules of the NYSE. The rules of the NYSE define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of this offering, UL Standards & Engagement will beneficially own approximately              % of the combined voting power of our outstanding capital stock (or              % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we qualify for exemptions from certain corporate governance requirements under the NYSE rules. While we do not currently intend to take advantage of any of these exemptions, for so long as we remain a controlled company, we may at any time and from time to time utilize any or all of such exemptions. If we do, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
If we cease to be a controlled company and our Class A common stock continues to be listed on the NYSE, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.
Composition of our Board of Directors
Our business affairs are managed under the direction of our board of directors. Our Amended Bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, subject to the terms of the Stockholder Agreement. As of the date of this prospectus, our board of directors consists of 13 directors. Subject to the terms of the Stockholder Agreement, each director’s term will continue until the annual meeting of the stockholders next held after his or her election and the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal.
Our Amended Charter will provide that, from and after the Trigger Date, our board of directors will be comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. See “Description of Capital Stock—Anti-Takeover Provisions—Classified Board; Removal of Directors; Vacancies.”
Pursuant to the Stockholder Agreement, UL Standards & Engagement will be entitled to designate individuals as nominees for election to our board of directors as follows:
•until UL Standards & Engagement no longer beneficially owns any shares of our Class B common stock (the “Sunset Date”), four individuals;
•after the Sunset Date, if UL Standards & Engagement beneficially owns at least 20% of the voting power of our then-outstanding voting stock, two individuals; and
•if UL Standards & Engagement beneficially owns at least 10% but less than 20% of the voting power of our then-outstanding voting stock, one individual.
Mr. Shannon, Mr. Dollive, Ms. Tørstad and Mr. Williams currently serve on our board of directors as designees of UL Standards & Engagement.
So long as UL Standards & Engagement is entitled to designate at least one individual for nomination to our board of directors, UL Standards & Engagement will also be entitled to certain board observer rights, as described in the Stockholder Agreement. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Director Independence
Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us, either directly or as an officer, partner, or stockholder of a company that has a relationship with us. Our board of directors has affirmatively determined that Mr. Shannon, Mr. Coyne, Mr. Dollive, Ms. Gottschalk, Mr. Hecker, Lieutenant General Hooper, Mr. Kennedy, Ms. Lambert, Ms. Susman, Mr. Thaman, Ms. Tørstad and Mr. Williams are each an “independent director,” as defined under the rules of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through actions of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee, human capital and compensation committee and finance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Each of the audit committee, nominating and corporate governance committee, human capital and compensation committee and finance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, nominating and corporate governance committee, human capital and compensation committee and finance committee charters will be available on our principal corporate website at www.ul.com substantially concurrently with the consummation of this offering. The information on, or that can be accessed through, any of our websites is not, and will not be deemed to be, incorporated in this prospectus or to be part of this prospectus.
The Stockholder Agreement will provide that, so long as UL Standards & Engagement is entitled to designate at least two individuals for nomination to our board of directors, each of our committees shall include at least one director designated by UL Standards & Engagement (subject to any applicable requirements under securities laws and stock exchange rules). Furthermore, if UL Standards & Engagement is entitled to designate only one individual for nomination to our board of directors, such individual may serve on up to two committees, each such committee to be at UL Standards & Engagement’s choosing. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”
Audit Committee
Our audit committee will be responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;
•overseeing our compliance with legal and regulatory requirements;
•reviewing and evaluating our policies and practices with respect to risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Upon the consummation of this offering, our audit committee will consist of Mr. Coyne, Mr. Hecker, Lieutenant General Hooper and Mr. Thaman, with Mr. Thaman serving as chair. Rule 10A-3 of the Exchange Act and the NYSE require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the listing of our Class A common stock and be composed entirely of independent members within one year of the listing of our Class A common stock. Our board of directors has affirmatively determined that Mr. Coyne, Mr. Hecker, Lieutenant General Hooper and Mr. Thaman each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE rules. In addition, our board of directors has determined that each member of our audit committee meets the financial literacy requirements of the NYSE listing standards and that Mr. Coyne and Mr. Thaman will each qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;
•overseeing an annual evaluation of the effectiveness of our board of directors and its committees;
•developing and recommending to our board of directors a set of corporate governance guidelines;
•reviewing potential conflicts of interest with respect to directors executive officers; and
•supporting our risk assessment and risk management by overseeing those risks which may be delegated to it from time to oversee, which currently include environmental and corporate responsibility matters.
Upon the consummation of this offering, our nominating and corporate governance committee will consist of Mr. Coyne, Ms. Gottschalk, Mr. Kennedy, Ms. Susman, Ms. Tørstad, Mr. Thaman and Mr. Williams, with Mr. Coyne serving as chair. Our board of directors has affirmatively determined that Mr. Coyne, Ms. Gottschalk, Mr. Kennedy, Ms. Susman, Ms. Tørstad, Mr. Thaman and Mr. Williams each meet the definition of an “independent director” under the NYSE rules.
Human Capital and Compensation Committee
Our human capital and compensation committee will be responsible for, among other things:
•overseeing our human capital management programs and policies;
•overseeing our non-employee director compensation program;
•reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving (either alone, or if directed by the board of directors, in connection with a majority of the independent members of the board of directors) the compensation of our CEO;
•reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•reviewing and approving our incentive compensation arrangements, and making recommendations to our board of directors regarding equity-based plans and arrangements;
•appointing and overseeing any compensation consultants; and
•supporting our risk assessment and risk management by overseeing those risks which may be delegated to it from time to time to oversee.
Upon the consummation of this offering, our human capital and compensation committee will consist of Mr. Dollive, Ms. Gottschalk, Mr. Kennedy, Ms. Lambert, Ms. Susman and Mr. Williams, with Ms. Gottschalk serving as chair. Our board of directors has determined that Mr. Dollive, Ms. Gottschalk, Mr. Kennedy, Ms. Lambert, Ms. Susman and Mr. Williams meet the definition of “independent director” for purposes of serving on the human capital and compensation committee under the NYSE rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.
Finance Committee
Our finance committee will be responsible for, the review and oversight of, and making recommendations to the board of directors regarding, our plans, policies and significant actions relating to our capital structure and financial resources, including, as needed:
•our budgeting and forecasting;
•changes to our capital structure and capital expenditures, including debt financing;

•capital expenditure funding requests and post-completion review of capital expenditure funding requests and acquisitions;
•our policies regarding tax and other financial planning;
•our financial risk policies and corporate investment policies;
•our corporate insurance program;
•our pension plan funding; and
•supporting our risk assessment and risk management by overseeing those risks which may be delegated to it from time to time to oversee.
Upon the consummation of this offering, our finance committee will consist of Mr. Dollive, Mr. Hecker, Lieutenant General Hooper, Ms. Lambert and Ms. Tørstad, with Mr. Dollive serving as chair.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us and oversees the implementation of risk mitigation strategies by management and for overseeing management of regulatory risks. Our audit committee reviews and evaluates our policies and practices with respect to risk assessment and risk management. Further, our audit committee is charged with understanding, communicating and monitoring our risk philosophy, risk appetite and risk profile, and reviewing certain risk exposures. Each board committee supports our risk assessment and risk management by overseeing those risks which may be delegated to it from time to time.
Human Capital and Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the board of directors or human capital and compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or human capital and compensation committee.
Board Diversity
Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, personal and professional integrity, ethics and values, experience in corporate management, finance and other experience relevant to our industry, relevant social policy concerns, judgment, potential conflicts of interest, other commitments, practical and mature business judgment, including the ability to make independent analytical inquiries, and such factors as age, place of residence and specialized experience and any other relevant qualifications, attributes or skills. The nominating and corporate governance committee will also consider what the appropriate mix of backgrounds and experience is, including with respect to factors like age, gender, race and ethnicity.
Standards of Business Conduct
We have a Standards of Business Conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be posted on our website, www.ul.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information on, or that can be accessed through, any of our websites is not, and will not be deemed to be, incorporated in this prospectus or to be part of this prospectus.

COMPENSATION DISCUSSION AND ANALYSIS
The purpose of this “Compensation Discussion and Analysis” section (the “CD&A”) is to provide a description of our executive compensation programs, including our pay-for-performance philosophy and long-term value strategy, the elements we use in our program, and the considerations used by our human capital and compensation committee (the “Committee”) to make sound compensation decisions.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
This discussion focuses on our CEO, CFO and the three most highly compensated executive officers (the “NEOs”) during 2022, who were:
•Jennifer F. Scanlon, President and Chief Executive Officer;
•Ryan D. Robinson, Executive Vice President and Chief Financial Officer;
•Weifang Zhou, Executive Vice President and President, Testing, Inspection and Certification;
•Gitte Schjotz, Executive Vice President and Chief Science and Operations Officer; and
•Jacqueline K. McLaughlin, Executive Vice President, Chief Legal Officer and Corporate Secretary.
Executive Compensation Philosophy and Objectives
We provide our executive officers with meaningful rewards while maintaining alignment with company values and mission, our strategic focus, and important management initiatives. In setting and overseeing the compensation of our executive officers, the Committee believes our programs and policies should achieve the following specific objectives:
•Position our target total direct compensation—comprised of base salary, target annual incentive bonus opportunity and target long-term incentive opportunity—at a level at which we can successfully recruit and retain industry leading talent critical to shaping and executing our business strategy and creating long-term value.
•Reinforce our pay-for-performance orientation through programs that link payouts to the achievement of annual and multi-year financial, strategic and equity value-based objectives.
•Align the interests of executives with those of stockholders, particularly with respect to key executives who are best positioned to drive long-term value creation.
•Provide the ability to differentiate individual executive rewards based on actual performance and contributions to our key operating and strategic objectives.
Determination of Compensation
The Role of the Human Capital and Compensation Committee
The Committee sets executive compensation using a market-based approach, with differentiation based on Company and individual performance. The Committee oversees all aspects of our executive compensation program: establishing target total cash compensation through base salary reviews and setting annual short-term incentive award targets, determining the appropriate mix and target levels of long-term incentives, and offering benefit programs designed to provide a competitive total rewards program. The Committee also is responsible for the assessment of enterprise risks associated with all compensation and benefits programs.

The Role of Management
The CEO provides input regarding the duties and responsibilities of her direct reports and the results of her evaluations of their annual performance. Management also recommends to the Committee certain aspects of executive compensation program design, including appropriate enterprise-wide financial and non-financial performance goals for use in our annual and long-term incentive plans and additional business segment- and function-specific performance goals under our annual incentive plan for employees who lead a particular business segment or corporate function.
The Role of the Independent Compensation Consultant
The Committee has retained Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation consultant to advise the Committee with respect to establishing and maintaining competitive compensation programs, individual compensation levels for the NEOs and other senior officers, incentive program design and other executive compensation policies and practices, as well as the design of the compensation program for our non-employee directors. A representative of FW Cook attended all the regularly scheduled Committee meetings in 2022, including, when invited, Committee executive sessions.
The Committee has assessed the independence of FW Cook, specifically considering whether FW Cook has any relationships with us, our officers or our directors that would impair their independence. Based on this evaluation, the Committee determined that no conflicts of interest exist that would otherwise prevent FW Cook from independently advising the Committee. In accordance with the Committee’s charter, the Committee has the sole authority to determine the compensation for, and to terminate the services of, the independent compensation consultant.
Market Assessment Against Peer Group and Benchmarking
In order to provide a market competitive executive compensation program, the Committee has established a peer group of companies that is reviewed on an annual basis. FW Cook provides the Committee with comparative compensation data on the peer group companies from publicly available sources and, in addition, comparative compensation data compiled from general industry surveys, appropriately size-adjusted to determine market values for companies of comparable size to us or business functions, as applicable. This data includes base salary and target annual and long-term incentive opportunities for the NEOs and assists the Committee in understanding the competitiveness of our executive compensation program, policies, and practices (e.g., perquisites and severance benefits (with or without a change in control)). The Committee uses this comparative data during its annual review of executive compensation with the view that all elements of target total direct compensation should be calibrated by reference to the 50th percentile, in aggregate, of competitive market data for targeted performance, with significant upside potential for performance that exceeds target and lesser (or zero) payouts if performance is below target. However, an executive officer’s target compensation may deviate above or below median based on executive-specific factors, including individual performance in his or her role, the executive officer’s unique skill set, criticality of the role and other factors deemed relevant by the Committee.
FW Cook assists the Committee with its annual review of the peer group and as applicable, makes recommendations regarding adjustments to the composition of the peer group. The peer group approved by the Committee in August 2021 informed the Committee’s compensation decisions for the 2022 fiscal year. The 18 companies in the group provide business-to-business solutions to a customer base covering multiple industries, and all had revenues ranging from 0.4x to 2.5x of our revenues (based on 2020 fiscal year end revenues). At the time that the peer group was reviewed in 2021, our revenues were at the 56th percentile of the group, and EBITDA (dollar value and margin) was positioned slightly above the median level of the peer group.

ADT Inc.	ICF International, Inc.
Brightview Holdings, Inc.	Iron Mountain Incorporated
The Brinks Company	Man Tech International Corporation
Clarivate PLC	Maximus Inc.
CoreLogic	Morningstar, Inc.
EPAM Systems, Inc.	Rollins Inc.
FactSet Research Systems Inc.	Stantec Inc.
FICO (Fair Isaac Corporation)	Stericycle, Inc.
Gartner, Inc.	Tetra Tech, Inc.
In August 2022, as part of the Committee’s annual review of the peer group, CoreLogic was subsequently removed due to its acquisition and associated delisting, and Stantec was removed to ensure that our peer group included only companies that benchmarked their own executive compensation against a U.S.-centric peer group. (Stantec is headquartered in Canada and benchmarks to a more international group of companies.) The Committee approved the addition of WEX Inc., a financial technology services company aligned with our emerging software and advisory platform, to its peer group. The updated peer group of 17 publicly traded companies is expected to inform compensation decisions on and after the offering date. At the time that the peer group was reviewed in 2022, our revenues were at the 59th percentile of the group, and EBITDA (dollar value and margin) positioned slightly above the median levels of the peer group.
Primary Components of Our Executive Compensation Program
The following chart shows the primary components of our executive compensation program. Additional detail on each of these components can be found in subsequent sections of the CD&A.

Program Component	Strategic Purpose
Base Salary	•Fixed annual compensation that aligns with our objective of recruiting and retaining key talent •Set with reference to scope of responsibility, experience and the competitive market
All Employee Incentive Plan (“AEIP”)	•Performance-based variable cash compensation that aligns with our objective of rewarding achievement of short-term financial objectives
Long-Term Incentive Plan (“LTIP”) Awards
•Performance Cash awards earned over three one-year performance periods (75% weighting); aligns with our objective of incenting leaders to accomplish long-term financial, operational and strategic objectives and retaining leadership talent
•Cash settled appreciation rights (“CSARs”) that provide value with sustained share price appreciation over the five-year term of the award (25% weighting); aligns with our objective of driving sustainable increases in overall Company equity value in alignment with our stockholders

Broad-Based Benefits	•Participation in the same health and welfare benefits as available to other employees
Executive Benefits and Perquisites	•Limited perquisites and executive benefits that are market competitive and designed to attract and retain key talent

In order to emphasize our pay-for-performance philosophy, and in consideration of market competitive practices, the Committee approved elements of compensation for our CEO and other NEOs during 2022 that reflect our executive compensation philosophy. The resulting 2022 pay mix was heavily weighted toward performance-based compensation payable on achievement of both short-term and longer-term objectives (i.e., AEIP and LTIP opportunities) versus fixed compensation (base salary) components.

All Other NEOs

31.9%
46.5%
21.6%
Base Salary
Annual Incentive
LTI Awards

Base Salary for 2022
Each NEO’s base salary was initially established before 2022, pursuant to his or her respective employment agreement or offer letter. Each NEO’s base salary for 2022 was established by the Committee as part of an annual review of executive officer base salaries. In reviewing the base salary levels for 2022, the Committee considered the comparative market data and recommendations provided by FW Cook, the Company-wide merit increase budget and, with respect to NEOs other than the CEO, the CEO’s recommendations based on various factors such as tenure, performance in role and other factors deemed relevant. Based on this review, the Committee increased the NEOs’ base salaries effective April 1, 2022, as follows.

Officer	2021 Base Salary		2022 Base Salary		Percentage Increase
Jennifer F. Scanlon		$975,000		$1,000,000	2.6%
Ryan D. Robinson		$590,000		$610,000	3.4%
Weifang Zhou		$575,000		$610,000	6.1%
Gitte Schjotz(1)	DKK	3,181,725	DKK	3,277,177	3.0%
Jacqueline K. McLaughlin		$420,000		$445,000	6.0%
__________________
(1)Ms. Schjotz’s base salary was established in Danish krone (DKK). Her 2021 base salary has been converted to U.S. dollars using the exchange rate in effect on January 1, 2022, or 0.1529, resulting in an equivalent base salary of $486,486. Her 2022 base salary has been converted to U.S. dollars using the exchange rate in effect on April 1, 2022, or 0.1486, resulting in an equivalent base salary of $488,989.
2022 AEIP Awards
The majority of our employees, including our NEOs, participate in the AEIP award program. In 2022, the Committee established individual AEIP target awards as a percentage of base salary for each NEO, taking into account comparative market data. The AEIP is designed to reinforce our approach to profitable growth through achievement of key results. For our NEOs, the AEIP award opportunity is comprised of the following:
•For Ms. Scanlon, 100% of the AEIP award opportunity was based on Company performance against the target adjusted operating income (“AOI”) metric as established for the fiscal year.

•For Mr. Robinson and Ms. McLaughlin, 75% of the AEIP award opportunity was based on Company performance against the target AOI metric as established for the fiscal year, and 25% of the AEIP award opportunity was based on the achievement of key result metrics related to employee safety, employee engagement, and customer centricity.
•For Mr. Zhou and Ms. Schjotz, 50% of the AEIP award opportunity was based on performance against the target AOI metric as established for the fiscal year and 50% of the AEIP award opportunity was based on performance of the TIC business against the target TIC business AOI. The target TIC business AOI was determined by combining the AOI targets of the Industrial and Consumer segments.
•The Committee has authority and discretion to adjust payouts based on individual employee performance against objectives for all participants, as part of the individual award determination process.
Based on relative achievement of the fiscal year metrics and pool funding, individual awards may range from 0% to 200% of target award.
The AOI metric is a non-GAAP measure intended to recognize the profit earned from the normal business operations of us and our subsidiaries and excludes profit generated from investments and non-operating items in each case as determined by our board of directors in its sole discretion. The Committee’s determination of AOI may, but is not required to, be made based on the consolidated audited financial statements for the applicable fiscal year. For 2022, AOI was based on our and our subsidiaries’ operating income, as stated in the consolidated audited financial statements for the fiscal year. To arrive at AOI, operating income was adjusted to reflect add-backs for (i) foreign exchange impacts, (ii) the impact of a change in estimate related to revenue recognition, (iii) costs related to, and operating results of, acquisitions of Kugler Maag, Cimteq Holdings Limited (“Cimteq”), KAM Specialty Equipment Services Company (doing business as “Data Test Labs”), KBW Corporation (“KBW”) and certain unconsummated transactions, (iv) expenses to improve our state of readiness for potential future investment decisions in excess of budget and (v) changes in the fair value of CSAR awards attributable to factors other than operational performance (e.g., discount rate and share prices of market comparable companies). For purposes of AEIP awards, segment AOIs are based on similar adjustments to applicable segment operating income results, as stated in the consolidated audited financial statements for the fiscal year.
The Committee made the following determinations regarding the 2022 performance targets for the NEOs’ AEIP awards:
•The AOI target was established at $444 million, with a threshold payout of 50% upon achievement of AOI of $422 million and a maximum payout of 200% upon achievement of AOI of $524 million or greater. We achieved an AOI of $442 million, yielding a 95.3% payout percentage for the portion of AEIP target awards based on AOI.
•The TIC business AOI target was established at $426 million, with a threshold payout of 50% upon achievement of TIC business AOI of $404 million and a maximum payout of 200% upon achievement of TIC business AOI of $502 million or greater. We achieved a TIC business AOI of $419 million, yielding an 81.8% payout percentage for the portion of AEIP target awards based on TIC business AOI. This resulted in a payout percentage of 88.6% for Mr. Zhou and Ms. Schjotz’s AEIP awards, when weighted with the portion of their AEIP awards based on AOI.
•We met all key result metrics applicable to employees supporting our overall corporate functions, including Mr. Robinson and Ms. McLaughlin, resulting in a 100% payout percentage with respect to those metrics.

Based on the forgoing determinations, the Committee approved the following 2022 AEIP awards, which are reported in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.”

Officer	2022 AEIP Target Award	2022 Payout Percentage(2)	2022 Approved Award
Jennifer F. Scanlon	$1,100,000	95.3%	$1,048,300
Ryan D. Robinson	$427,000	96.5%	$412,055
Weifang Zhou	$427,000	88.6%	$378,322
Gitte Schjotz(1)	$308,069	88.6%	$272,949
Jacqueline K. McLaughlin	$267,000	96.5%	$257,655
__________________
(1)Ms. Schjotz’s AEIP target was established in Danish krone and was converted to U.S. dollars using the exchange rate in effect on the date on which the Committee approved her award.
(2)Ms. Scanlon’s payout percentage reflects a 100% weighting of the AOI metric at a 95.3% payout percentage. The payout percentage of Mr. Robinson and Ms. McLaughlin reflects a 75% weighting of the AOI metric at a 95.3% payout percentage and a 25% weighting of key result metrics collectively at a 100% payout percentage. Mr. Zhou and Ms. Schjotz’s payout percentage reflects a 50% weighting of the AOI metric at a 95.3% payout percentage and a 50% weighting of the TIC business AOI metrics at an 81.8% weighted average payout percentage.
Pre-Offering Long-Term Incentive Awards
Generally, the Committee approves LTIP awards to employees, including the NEOs, on an annual basis. The number of CSARs granted is based on the current valuation of our common stock on the date of grant. The Committee also has the authority to make “off cycle” grants of CSARs or Performance Cash awards for recruiting purposes. However, no off-cycle CSARs or Performance Cash awards were granted to our NEOs in 2022.
In 2022, the Committee concluded that both CSARs and Performance Cash awards continue to efficiently align executives’ interests with long-term value creation, and recommended that LTIP grants to our most senior officers continue to consist of 25% CSARs and 75% Performance Cash awards.
Long-Term Incentive Plan
Awards to our NEOs were granted in 2022 pursuant to the terms of the 2020 LTIP.
The LTIP is administered by the Committee, which selects eligible award recipients and determines the form, amount and terms and conditions of awards granted pursuant to the LTIP. The LTIP provides for grants of CSARs and/or Performance Cash awards, the terms of which are determined by the Committee and described below.
The LTIP includes a “Settlement Limit,” which limits the amount of cash that is required to be paid out on an annual basis pursuant to the exercise of CSARs and settlement of Performance Cash awards. The amount of the Settlement Limit for any year is equal to 10% of our free cash flow as shown on its financial statements for the preceding year. Pursuant to the LTIP, the Committee has discretion to waive or increase the Settlement Limit for any year. In 2022, the Settlement Limit was $31.8 million, based on 2021 free cash flow of $318 million. During 2022, the Committee approved an increase to the Settlement Limit to settle Performance Cash awards that were vested and payable pursuant to their terms, CSARs that expired pursuant to their terms, CSARs that were automatically exercised as described in the “Replacement CSAR Awards Granted in 2022” subsection below, and CSARs held by participants who were subject to Danish tax laws requiring tax withholding as of an award’s vesting date. As a result of the application of the Settlement Limit, and on the recommendation of management, the Committee decided not to approve a voluntary exercise window in 2022 for any other vested CSAR awards.

2022 Target Awards
The Committee established 2022 target award levels for each NEO, taking into account comparative market data. Target awards for the 2022 fiscal year were granted to the NEOs in 2022 as Performance Cash awards (75% weighting) and CSARs (25% weighting) as shown below:

Officer	2022 LTIP Target Award
Jennifer F. Scanlon	$4,400,000
Ryan D. Robinson	$925,000
Weifang Zhou	$950,000
Gitte Schjotz	$650,000
Jacqueline K. McLaughlin	$550,000
Performance Cash Awards Granted in 2022
Performance Cash awards provide an opportunity to earn a cash payment of 0% to 200% of target upon vesting, depending on performance. These awards incent leaders to accomplish long-term performance objectives and promote retention of leadership talent. For Performance Cash awards granted in 2022, performance metrics and goals were set for a cumulative three-year performance period. Performance Cash awards are settled in a single payment based on the weighting of performance metric as established by the Committee and the Company’s achievement versus the goal for each performance metric over the three-year performance period covered by the award. Performance Cash awards typically vest three years after the grant date, subject to continued employment through such date, and are settled (cashed out) at that time, subject to the LTIP’s cash Settlement Limit as established by the Committee.
For the 2022 grant, performance metrics for the three-year performance period are weighted as follows:
•One-third weighting on achievement of the plan year revenue target; and
•Two-thirds weighting on achievement of the plan year net income target.
The Committee’s determination of revenue and net income may, but is not required to, be made based on the consolidated audited financial statements for the applicable fiscal year.
Payouts for outstanding 2022 Performance Cash awards will be determined following the completion of the 2024 fiscal year, subject to continued vesting through March 31, 2025 based on continued employment through such date.
The following are the outstanding target payouts for the 2022 Performance Cash awards:

Officer	2022-2024 Performance Cash Award Target Payout
Jennifer F. Scanlon	$3,300,000
Ryan D. Robinson	$693,750
Weifang Zhou	$712,500
Gitte Schjotz	$487,500
Jacqueline K. McLaughlin	$412,500
CSAR Awards Granted in 2022
CSARs, similar to a stock appreciation right in a public company, provide an opportunity to receive, upon exercise, an amount in cash equal to the excess (if any) of the value of one share of common stock over the value of the common stock on the date of grant, multiplied by the number of CSARs exercised. CSARs are granted with a base price equal to the fair market value of one share of Company common stock, determined by the Committee. CSARs encourage our leaders to drive increases in overall Company value in alignment with our stockholder, as determined by our valuation from year to year. CSARs typically vest three years after the award date, subject to continued employment through such date, and may be exercised up to two years after the vesting date. Exercises of vested CSARs may occur during an annual exercise window and are subject to the LTIP’s cash Settlement Limit as established by the Committee.
In April 2022, the Committee approved grants of CSARs relating to the 2022 fiscal year. The CSARs were granted at a per-share base price of $66.11, based on an independent valuation of us as of the grant date, as adopted by the Committee, and will vest on April 1, 2025 based on continued employment through such date and expire on April 1, 2027.
The following table shows the number of CSARs comprising the annual grants made to our NEOs in 2022. (The grant date fair values of these awards are reported in footnote 3 to the Summary Compensation Table.)

Officer	2022 Annual CSAR Grant (#)
Jennifer F. Scanlon	66,556
Ryan D. Robinson	13,992
Weifang Zhou	14,370
Gitte Schjotz	9,832
Jacqueline K. McLaughlin	8,319
Replacement CSAR Awards Granted in 2022
In both April 2022 and October 2022, the Committee approved replacement CSAR awards to all 2019 CSAR recipients who are U.S. taxpayers, including Messrs. Robinson and Zhou and Ms. McLaughlin, who each previously received CSAR awards with an April 1, 2019 grant date, and Ms. Scanlon, who previously received a CSAR award upon commencement of her employment with an October 1, 2019 grant date. To facilitate compliance with Code Section 409A, each affected 2019 CSAR award was amended to provide for automatic exercise thereof as of the award’s vesting date. To compensate the holders of those awards for the lost opportunity for greater appreciation through the awards’ original expiration dates, the Committee issued fully vested replacement CSAR awards to those individuals as of the respective dates on which their 2019 CSAR awards were automatically exercised (i.e., April 1, 2022 or October 1, 2022, as applicable). The replacement CSAR awards were issued with a base price equal to the fair market value of a share of Company common stock as of the grant date, and expire on the original expiration date of the 2019 CSAR awards (i.e., April 1, 2024 or October 1, 2024, as applicable). More information regarding the 2022 replacement CSAR awards is included in the Summary Compensation Table and Grants of Plan-Based Awards table.
Performance Cash Awards Earned in 2022
Following completion of the 2020-2022 performance periods, the Committee approved payouts earned for Performance Cash awards that were granted to the NEOs in 2020. For each one-year performance period, the Committee previously approved respective Company-wide performance objectives. Payout for the completed 2020-2022 performance periods was based on the average achievement percentage in each consecutive one-year period.
•For the 2020 performance period, actual performance against objectives was below threshold for all Company-wide performance objectives. However, consistent with its discretion under the LTIP, in 2020, the Committee determined that for purposes of the 2020-2022 performance periods, due to the significant and unprecedented impact of COVID-19 on business operations, the performance goals for the 2020 fiscal year component in the outstanding award periods would be deemed to have been earned at 50% of target. The Committee’s decision was intended to balance the negative impact of COVID-19 on financial performance between management and our stockholder, continue to drive and motivate the performance of management, ensure that outstanding Performance Cash awards continued to provide retentive value for management, and maintain consistency across the 2018-2020, 2019-2021 and 2020-2022 Performance Cash award cycles.
•For the 2021 performance period, achievement against objectives was 186.7% based on the following:

Performance Measure	Weighting	Threshold		Target		Maximum		Actual		Payout %
2021 Revenue	33⅓ %	$2,367	million	$2,440	million	$2,513	million	$2,484	million	160%
2021 Net Income	66⅔ %	$246	million	$273	million	$300	million	$310	million	200%
For the 2021 performance period, the revenue metric was a non-GAAP measure based on the revenue of us and our subsidiaries, as stated in the consolidated audited financial statements for the fiscal year, and adjusted to reflect reductions for (i) foreign exchange impacts and (ii) the unbudgeted acquisition of Method Park. For the 2021 performance period, the net income metric was a non-GAAP measure based on the net income of us and our subsidiaries, as stated in the consolidated audited financial statements for the fiscal year, which was adjusted to reflect add-backs for (i) immaterial restructuring charges, (ii) expenses to improve our state of readiness for potential future investment decisions, (iii) foreign exchange impacts, (iv) costs related to, and operating results of, the acquisition of Method Park and an immaterial asset acquisition and certain unconsummated transactions, (v) extraordinary CSAR expenses attributable to factors other than operational performance (as described with respect to AOI determination above) and (vi) pension settlement expense, and reductions for interest income in excess of budget and certain tax adjustments.
•For the 2022 performance period, achievement against objectives was 66.5% based on the following:

Performance Measure	Weighting	Threshold		Target		Maximum		Actual		Payout %
2022 Revenue	33⅓ %	$2,627	million	$2,681	million	$2,735	million	$2,622	million	0%
2022 Net Income	66⅔ %	$305	million	$324	million	$343	million	$324	million	100%
For the 2022 performance period, the revenue metric was a non-GAAP measure based on the revenue of us and our subsidiaries, as stated in the consolidated audited financial statements for the fiscal year, and adjusted to reflect (i) foreign exchange impacts, (ii) the impact of a change in estimate related to revenue recognition and (iii) the unbudgeted acquisitions of Kugler Maag, Cimteq, Data Test Labs and KBW. For the 2022 performance period, the net income metric was a non-GAAP measure based on the net income of us and our subsidiaries, as stated in the consolidated audited financial statements for the fiscal year, which was adjusted to reflect add-backs for (i) foreign exchange impacts, (ii) the impact of a change in estimate related to revenue recognition, (iii) costs related to, and operating results of, the acquisitions of Kugler Maag, Cimteq, Data Test Labs, KBW and certain unconsummated transactions, (iv) immaterial restructuring and asset impairment charges, (v) expenses to improve our state of readiness for potential future investment decisions in excess of budget, (vi) changes in the fair value of CSAR awards attributable to factors other than operational performance (as described with respect to AOI determination above), (vii) pension settlement expense, (viii) interest and investment income, net in excess of budget and (ix) tax expense normalization to reflect the budgeted rate.
These achievement percentages will also be used to determine the 2021 and cumulative 2022-2023 performance period results included in the 2021-2023 Performance Cash awards and the cumulative 2022-2024 performance period results included in the 2022-2024 Performance Cash awards, subject to satisfaction of the other requirements of those awards.

Awards earned by the NEOs for the completed 2020-2022 performance periods are shown below. For all NEOs, these awards were paid in April 2023.

Officer	2020-2022 Performance Cash Target Payout			Approved Award (1)
Jennifer F. Scanlon	$2,475,000	X	Average Payout Percentage of 101.1%	$2,502,225
Ryan D. Robinson	$600,000			$606,600
Weifang Zhou	$506,250			$511,819
Gitte Schjotz	$468,750			$473,906
Jacqueline K. McLaughlin	$281,250			$284,344
__________________
(1)These award amounts are reported in the “Non-Equity Incentive Plan Awards” column of the Summary Compensation Table.
Outstanding CSAR and Performance Cash Awards as of the Offering Date
Our board of directors has approved an amendment to the LTIP, effective as of the offering date, to authorize the conversion of outstanding vested and unvested CSARs to the same number of SARs, where administratively feasible. The board of directors has approved an amendment to the LTIP to reflect the settlement of outstanding Performance Cash awards in shares of our Class A common stock, where administratively feasible. Accordingly, the board has reserved an aggregate of 10,000,000 shares of our Class A common stock for issuance under the LTIP in connection with the settlement of SARs and Performance Cash awards and/or pursuant to equity awards approved under the Post-Offering 2023 LTIP (as described below). The Committee has approved amendments to certain of the underlying CSAR and Performance Cash award agreements to enable such conversions, subject to participant consent and entrance into lock-up agreements (as described in “Shares Eligible for Future Sale—Lock-Up Agreements”) as determined by the Committee. SARs will have the same base price, vesting dates and final expiration dates as the CSARs from which they are converted. Unlike the CSARs, SARs may be exercised at any time after vesting and before expiration, subject to applicable securities laws, and any SARs that have not been previously exercised and are “in the money” on the date of expiration will be automatically exercised. Upon exercise of the newly issued SARs, holders will receive a number of newly issued shares of our Class A common stock equal to the spread between the fair market value thereof on the exercise date, and the base price. Upon the vesting of stock-settled Performance Cash awards, holders will be paid a number of newly issued shares of our Class A common stock with a fair market value equal to the payout amount approved by the Committee for the applicable performance period. The Committee expects to require that tax withholding obligations upon exercise of the SARs or payment of stock-settled Performance Cash awards be satisfied by withholding shares with a fair market value equal to the holders’ tax liabilities and remitting the cash equivalent of such amounts to the relevant tax authorities on behalf of the holders, which we refer to as a “net settlement.” (Holders will be subject to lock-up provisions or blackout windows, as applicable.) Following the offering, no further awards will be made under the LTIP.
Post-Offering Equity Awards
Our board of directors has adopted, and our stockholder has approved, the Post-Offering 2023 LTIP, to be effective as of the offering date. The Post-Offering 2023 LTIP allows us to grant cash and equity incentive awards to eligible service providers after the offering date in order to attract, motivate and retain the talent for which we compete. Accordingly, new equity incentive awards approved after the offering date are intended to be issued under the Post-Offering 2023 LTIP. The material terms of the Post-Offering 2023 LTIP are summarized below.
Shares Available. The board of directors has reserved an aggregate of 10,000,000 shares of our Class A common stock for issuance pursuant to equity awards approved under the Post-Offering 2023 LTIP and/or under the LTIP in connection with the settlement of SARs and stock-settled Performance Cash awards (as described above).
To the extent that an award issued under the Post-Offering 2023 LTIP or the LTIP expires, lapses or is terminated, forfeited, repurchased for original purchase price or settled for cash, then a corresponding number of shares may be used again for new grants under the Post-Offering 2023 LTIP. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the Post-Offering 2023 LTIP or the LTIP and/or to satisfy any applicable tax withholding obligations with respect to an award (including shares retained by us from the award under the Post-Offering 2023 LTIP or the LTIP being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the Post-Offering 2023 LTIP. In addition, only the shares actually issued upon the exercise of stock appreciation rights (e.g., in the event of a net exercise) will count against the share reserve. Finally, the payment of dividend equivalents in cash in conjunction with any awards under the Post-Offering 2023 LTIP will not reduce the shares available for grant under the Post-Offering 2023 LTIP.
Awards. The Post-Offering 2023 LTIP provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”), SARs and other stock or cash awards. All awards under the Post-Offering 2023 LTIP will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the Committee may provide for cash settlement of any award. A brief description of each award type follows.
•Stock Options and SARs. Stock options and SARs each provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. Generally, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the date of grant, and generally, the term of a stock option or SAR may not be longer than ten years. Vesting conditions determined by the Committee may apply to stock options and SARs and may include continued service, performance and/or other conditions.
•Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the Committee may determine.
•Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock may be granted under the Post-Offering 2023 LTIP. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.
•Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the Committee may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: net earnings; gross or net sales or revenue; net income or adjusted net income; profit, profit return ratios or operating margin; cash flow; return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; gross or net profit or operating margin; costs; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share; regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human capital management (including diversity and inclusion); supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios; debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease.
•Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the Committee.
Administration. The Post-Offering 2023 LTIP will be administered by the Committee, which may delegate its duties and responsibilities to committees of our officers, subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The Committee will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Post-Offering 2023 LTIP, subject to its express terms and conditions. The Committee will also (i) select eligible service providers for participation in the Post-Offering 2023 LTIP, (ii) determine the form, amount, value and timing of each award and, if applicable, the number of shares represented by an award, the exercise price associated with the award, and/or the time and conditions of vesting, exercise or settlement of the award, and (iii) impose conditions with respect to an award, such as limiting competitive employment or other activities.
Certain Transactions. The Committee has broad discretion under the Post-Offering 2023 LTIP to make adjustments to the terms and conditions of existing and future awards to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the Committee will make equitable adjustments to outstanding awards under the Post-Offering 2023 LTIP. In the event of a change in control of the Company (as defined in the Post-Offering 2023 LTIP), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the Committee may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the Committee in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Non-U.S. Participants, Clawback Provisions, Transferability, and Participant Payments. The Committee may modify award terms, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of our clawback policy, as in effect from time to time (as described below). With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Post-Offering 2023 LTIP are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Post-Offering 2023 LTIP, the Committee may, in its discretion, accept cash or check, shares of our Class A common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable. The Committee expects to require that tax withholding obligations with respect to awards under the Post-Offering 2023 LTIP be satisfied by net settlement (as described above).
Plan Amendment and Termination. The Committee may amend or terminate the Post-Offering 2023 LTIP at any time. The Committee is required to obtain stockholder approval of any amendment to the Post-Offering 2023 LTIP to the extent necessary to comply with applicable laws, including the rules of the NYSE. Under the NYSE’s current rules, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that materially increases the number of shares available under the Post-Offering 2023 LTIP, provided that stockholder approval will not be required for any non-material increase in the number of shares under the Post-Offering 2023 LTIP or for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Post-Offering 2023 LTIP after the tenth anniversary of the offering date.
Post-Offering Employee Stock Purchase Plan
Our board of directors has also adopted, subject to stockholder approval, the ESPP, to be effective as of the offering date. The ESPP provides an opportunity for eligible employees to purchase our Class A common stock, thereby increasing participants employees’ personal interest in, and alignment with, our success. The ESPP is intended to qualify under Code Section 423. The material terms of the ESPP are summarized below.
Shares Available. The board of directors has reserved 2,500,000 shares of our Class A common stock for issuance pursuant to the ESPP. To the extent that a right granted under the ESPP terminates for any reason without having been exercised, a corresponding number of shares will again be available for issuance under the ESPP.
Eligibility. The Committee may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of us and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the Committee. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.
If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Code Section 423, as determined by the Committee in its sole discretion, such employee will not be permitted to participate in the ESPP.
Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the Committee prior to the relevant offering date. Non-employee directors and consultants and other independent contractors are not eligible to participate. Employees who choose to not participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.
Participation in an Offering. Shares of stock will be offered for purchase under the ESPP during offering periods established by the Committee, which may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established in an offering document adopted by the Committee. Offering periods under the ESPP will commence when determined by the Committee. The Committee may, in its discretion, modify the terms of future offering periods.
Participants may elect payroll deductions of at least 1% up to 15% of their eligible compensation, unless the Committee establishes an alternative maximum percentage. Eligible compensation under the ESPP includes a participant’s gross cash compensation for services to us, including overtime payments, periodic bonuses, and sales commissions, and excluding one-time bonuses, expense reimbursements, fringe benefits and other special payments. During an offering period, a participant may decrease or suspend payroll deductions prospectively, subject to rules established by the Committee. The Committee will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 10,000 shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our Class A common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be

85% of the lower of the fair market value of our Class A common stock on the applicable purchase date, which will be the final trading day of the applicable purchase period.
Participants may voluntarily end their participation in the ESPP at any time at least two weeks prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation ends automatically upon a participant’s termination of employment.
Administration. The ESPP will be administered by the Committee, which may delegate its duties and responsibilities in accordance with the Committee’s charter. The Committee will have authority to make all determinations and interpretations under the ESPP, and establish, amend and revoke rules for its administration. The Committee will also (i) determine when and how rights to purchase shares of stock will be granted and the provisions of each offering of those rights, and (ii) designate our subsidiaries to participate in the ESPP (which designations may be made without approval of our shareholders).
Certain Transactions. The Committee has broad discretion under the ESPP to make equitable adjustments to the ESPP and outstanding rights to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the Committee may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. However, the Committee may not make any adjustment or take any other action in connection with a transaction that would cause the ESPP to fail to satisfy the requirements of Code Section 423. Under the ESPP, the term “change in control” has the same definition as given to such term in the Post-Offering 2023 LTIP.
Non-U.S. Participants and Transferability. The Committee may modify the terms of an offering for participants who are citizens or residents of a foreign jurisdiction or who are employed by a designated subsidiary outside of the United States, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Such special terms may not be more favorable than the terms of rights granted under the ESPP to eligible employees who are residents of the United States. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.
Plan Amendment; Termination. The Committee may amend or terminate the ESPP at any time. The Committee is required to obtain stockholder approval of any amendment to the ESPP to the extent necessary to comply with applicable laws, including the rules of the NYSE. Stockholder approval must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4), or changes to the ESPP in any manner that would cause the ESPP to cease to qualify under Code Section 423.
Stock Ownership Guidelines
The Committee has established stock ownership guidelines which will become applicable to all executive officers as of the consummation of this offering. These guidelines are designed to encourage our executives to have a meaningful equity ownership in us, and thereby link their interests with those of its stockholders. Pursuant to the guidelines, each executive officer will be required to maintain beneficial ownership of a number of shares of Class A common stock during his or her tenure with us with a minimum value as shown in the following table:

Title	Minimum Ownership Guideline
President and Chief Executive Officer	6 times base salary
Executive Vice President and Chief Financial Officer	3 times base salary
Executive Vice President and President, Testing, Inspection and Certification	3 times base salary
Each other executive officer	2 times base salary
The “value” of an executive officer’s beneficial ownership will be calculated by multiplying (i) the aggregate of the number of shares of Class A common stock beneficially owned by the executive officer by (ii) the average of the month-end closing prices per share of Class A common stock for the 12-month period ending on the last trading day of each year. For purposes of the guidelines, shares of Class A common stock that count towards satisfaction of an executive officer’s minimum ownership guideline will include:
•Issued and outstanding shares that are not subject to transfer or other restrictions (regardless of whether held directly by the executive officer or his or her immediate family members residing in the same household, held in a grantor trust for the benefit of the executive officer or his or her immediate family members residing in the same household, owned by a partnership, limited liability company or other entity to the extent of the executive officer’s interest therein (or the interest therein of his or her immediate family members residing in the same household), but only if the individual has or shares powers to vote or dispose of the shares);
•Shares of restricted Class A common stock and shares of Class A common stock subject to outstanding RSU awards, in each case that vest solely based on the passage of time; and
•Deferred stock units or similar deferred stock awards.
None of outstanding and unexercised stock options or warrants (whether vested or unvested and whether exercisable or unexercisable), outstanding performance-based vesting restricted stock and RSU awards or other performance-based incentive awards with respect to the extent applicable performance goals have not been achieved, nor any other form of derivative securities will count toward an executive officer’s minimum ownership guideline.
Until an executive officer meets the applicable minimum ownership guideline, he or she will be required to retain (and not dispose of or otherwise transfer) at least 50% of all shares received from the vesting, delivery and/or exercise of equity awards granted under our equity incentive plans after payment of the exercise price or purchase price of an award, applicable tax withholding and applicable transaction costs.
Other Benefits and Perquisites
We provide the following benefits to our NEOs on the same basis as other U.S., or as the case may be, international employees:
•Group medical, dental and vision benefits;
•Life insurance and accidental death and dismemberment insurance;
•Short-term and long-term disability insurance;
•Company-sponsored defined contribution plan with matching contributions or non-elective Company contributions; and
•Vacation, paid holidays, and personal leave days.
We also offer a non-qualified deferred compensation plan pursuant to which eligible U.S. management and highly compensated employees are credited with make-whole employer contributions to the extent that their employer contributions under our qualified defined contribution plan are capped by annual IRS limits. Among the NEOs, Ms. Scanlon and Messrs. Robinson and Zhou participate in the non-qualified deferred compensation plan.
In addition, we provide limited perquisites to NEOs, including an annual executive physical and, for our U.S.-based NEOs, an annual cash allowance of $18,000, which may be used for such services as personal financial and estate planning or tax preparation. These perquisites are designed to support a market-based total compensation package, which serves our talent attraction and retention objectives. For our executive officers on international assignment, we provide certain expatriate assignment, relocation assistance, automobile reimbursement and other benefits that are customary for executives on an international assignment.
We do not gross up any benefits or perquisites for taxes; executive officers bear that cost, except in the case of expatriates or instances in which an executive officer incurs incremental additional tax liability as a result of an international assignment.
Compensation Recovery Policy (Clawback)
Awards granted pursuant to the AEIP and LTIP are subject to our “clawback” policy for all current and former executive officers under which the repayment of any bonus, equity or equity-based award or incentive compensation granted may be required under certain circumstances (a “covered event”). Covered events include: the occurrence of an accounting restatement to correct our material noncompliance with any financial reporting requirement under securities laws, including any restatement that corrects an error in previously issued financial statements that (i) is material to the previously issued financial statements, or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “material restatement event”); incentive compensation paid based on materially inaccurate financial statements or performance metrics (an “inaccurate metrics event”); failure by the executive to properly identify and assess or sufficiently raise concerns about risk that results in a material adverse impact on us or an affiliate, the business systems thereof or our broader financial system; an action or omission that constitutes a material violation of the risk policies of us or an affiliate; an action or omission that results in material financial or reputational harm to us; or fraud. Under the clawback policy, upon the occurrence of a material restatement event, the Committee shall require the forfeiture or repayment of any bonus, equity or equity-based award or other incentive compensation (e.g., under the AEIP, LTIP or Post-Offering 2023 LTIP), including gains from the exercise of CSARs or SARs (collectively, “incentive compensation”), that (i) was awarded or paid during the 3-year period preceding the date on which our board of directors or a committee thereof concludes, or reasonably should have concluded, that we are required to prepare a restatement of our financial statement, or, if earlier, the date on which a court, regulator or other legally authorized body directs us to prepare such restatement, and (ii) exceeds the amount of such incentive compensation that would have been received by a covered executive officer based on the restatement of our financial statement. Upon the occurrence of any other covered event, the Committee may require the forfeiture or repayment of any incentive compensation that (i) was awarded or paid during the 3-year period preceding the date on which we identified such covered event, and (ii) in the case of an inaccurate metrics event, exceeds the amount of such incentive compensation that would have been received by a covered executive officer if the applicable financial statements or performance metrics had been accurate.
Post-Employment Provisions
Our executive officers, including the NEOs, are participants in an executive severance plan that provides severance benefits in the event of an involuntary termination by us without cause or, if within 24 months after a change in control of the Company, a resignation for good reason. Severance benefits include cash payment(s) equal to a multiple of the executive officer’s base salary and target AEIP bonus, subsidized continuation coverage under the applicable Company group health and welfare plan(s), outplacement services and, in certain instances, a pro-rata AEIP bonus for the year of termination. Certain NEOs have additional post-termination rights under an employment agreement or offer letter.
For more information on post-employment provisions and a quantification of the benefits payable under various termination scenarios, see the “Severance and Change in Control Arrangements” subsection that follows.

Tax and Accounting Considerations
Tax Considerations
We consider the tax (individual and corporate) consequences of our executive compensation plans when designing the plans. Code Section 162(m) limits deduction of compensation paid to the NEOs to $1,000,000 per year. The exception that was previously provided in Code Section 162(m) for performance-based compensation was repealed by the Tax Cuts and Jobs Act of 2017 and, as a result, compensation paid to any of our NEOs (including deferred compensation paid after they are no longer NEOs) will not be tax deductible to the extent it exceeds $1,000,000 per year, including AEIP payments and amounts paid in settlement of CSARs and Performance Cash award grants under the LTIP. The Committee believes that the success of our business depends in large part on our ability to recruit and retain talented executives, despite the fact that a portion of the compensation paid to them may be non-deductible, and does not intend to attempt to limit compensation payments to the amount that will be deductible under Code Section 162(m).
In addition, under Code Section 280G, amounts paid or provided to NEOs in connection with a change in control of the Company may be non-deductible, and subject to a 20% excise tax payable by the NEO under Code Section 4999, if the total amount of such payments exceeds three times the NEO’s base amount (generally the average annual compensation for the five year period preceding the year that includes the change in control event) and thus constitute “parachute payments” for purposes of Code Section 280G. The Executive Severance Plan provides that if payments under the plan constitute parachute payments, the amount of such payments will be reduced to the maximum amount that can be paid without having any portion treated as a parachute payment, but only if the net after-tax amount of payments, after such reduction, would exceed the net after-tax amount of payments without such reduction, taking into account the excise tax under Code Section 4999. The Executive Severance Plan does not provide, and we do not otherwise provide, for a “gross up” of payments subject to Code Section 4999.
Accounting Considerations.
We also consider the stock-based compensation expense associated with equity awards to executives as part of the expense associated with our overall equity compensation program. We will monitor this expense as we develop our plans and strive to maintain a program that balances the goals of our equity program with the associated expense of the program.

EXECUTIVE COMPENSATION TABLES
The following table sets forth information concerning compensation earned by our named executive officers for 2022:
2022 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Jennifer F. Scanlon	2022	993,750	—	1,316,460	3,550,525	112,624	5,973,359
President and Chief Executive Officer
Ryan D. Robinson	2022	605,000		360,319	1,018,655	77,220	2,061,194
Executive Vice President and Chief Financial Officer
Weifang Zhou	2022	601,250	—	352,755	890,141	76,045	1,920,191
Executive Vice President and President, Testing, Inspection and Certification
Gitte Schjotz	2022	486,352	—	170,192	746,855	67,995	1,471,394
Executive Vice President, Chief Science and Operations Officer(1)
Jacqueline K. McLaughlin	2022	438,750	—	188,077	541,999	62,495	1,231,321
Executive Vice President, Chief Legal Officer & Corporate Secretary
__________________
(1)Ms. Schjotz’s base salary was paid in Danish krone and has been converted to U.S. dollars using the average exchange rate during the 2022 fiscal year, or 0.1417. This amount also includes $25,357 paid for holiday allowances.
(2)Amounts in this column reflect the aggregate grant date fair value under FASB ASC Topic 718 of CSARs granted to the NEOs in 2022. As described in the CD&A, in 2022, the NEOs were each issued an annual CSAR award for the 2022 fiscal year, with a grant date of April 1, 2022. In addition, each of Messrs. Robinson and Zhou and Ms. McLaughlin were issued a replacement award of fully vested CSARs with a grant date of April 1, 2022 and otherwise issued on the same terms as the 2019 CSAR award that was automatically exercised and settled in April 2022. Similarly, Ms. Scanlon was issued a replacement award of fully vested CSARs with a grant date of October 1, 2022 and otherwise issued on the same terms of the 2019 CSAR award that was automatically exercised and settled in October 2022. For a discussion of the assumptions used to calculate the value of CSAR awards, see Note 18 to our audited consolidated financial statements in this prospectus.
(3)Amounts in this column include (i) payouts under the 2022 AEIP, and (ii) amounts earned pursuant to 2020 Performance Cash awards, based on average achievement over the 2020-2022 performance periods, as determined by the Committee on January 30, 2023. The 2020 Performance Cash awards for all NEOs vest on April 1, 2023, subject to continued employment (or an NEO’s retirement, early retirement or termination due to death or disability, as applicable).

Name	2022 AEIP Payout ($)	2020 Performance Cash Awards Earned ($)	Total ($)
Jennifer F. Scanlon	1,048,300	2,502,225	3,550,525
Ryan D. Robinson	412,055	606,600	1,018,655
Weifang Zhou	378,322	511,819	890,141
Gitte Schjotz	272,949	473,906	746,855
Jacqueline K. McLaughlin	257,655	284,344	541,999

(4)The following table presents an itemized account of the amounts shown in the All Other Compensation column for each NEO in 2022:

Name	Company Contributions to Retirement Plans(a) ($)	International Assignment and Expatriate Benefits(b) ($)	Other Perquisites(c) ($)	Total ($)
Jennifer F. Scanlon	89,295	—	23,329	112,624
Ryan D. Robinson	54,450	—	22,770	77,220
Weifang Zhou	53,100	—	22,945	76,045
Gitte Schjotz	46,099	21,896	—	67,995
Jacqueline K. McLaughlin	39,250	—	23,245	62,495
_________________
(a)This amount represents aggregate Company contributions to (i) the UL Financial Security Plan (the “Financial Security Plan”) on behalf of Messes. Scanlon and McLaughlin and Messrs. Robinson and Zhou and (ii) the UL Non-Qualified Deferred Compensation Plan (the “Deferred Compensation Plan”) on behalf of Ms. Scanlon and Messrs. Robinson and Zhou. On behalf of Ms. Schjotz, we made contributions to the mandatory pension scheme in Denmark. These contributions were made in Danish krone and have been converted to U.S. dollars using the average exchange rate during that period, or 0.1417.
(b)For Ms. Schjotz, this amount includes automobile allowances or leases in Denmark and has been converted from Danish krone to U.S. dollars using the average exchange rate during that period, or 0.1417.
(c)This amount represents the annual executive allowance of $18,000 and Company-provided executive physicals.
Employment Agreements and Offer Letters
As described in the CD&A, we previously entered into an employment agreement or offer letter with each NEO that established their initial base salaries and, in certain cases, initial annual bonus targets and LTIP opportunities. The Committee annually reevaluates each of these elements of compensation. The NEOs’ base salaries have been increased pursuant to Committee decisions since the initial employment agreements and offer letters were entered into. Consistent with the employment agreements and offer letters, target incentive awards are established annually by the Committee pursuant to its philosophy and objectives for our executive compensation program, as described in the CD&A. Ms. Scanlon’s employment agreement provides severance protection in addition to her rights under the Executive Severance Plan. These additional severance rights are described in the “Post-Employment Provisions” section of the CD&A and quantified in the “Severance and Change in Control Arrangements” subsection below.
Grants of Plan-Based Awards
The table below provides additional information about plan-based compensation disclosed in the CD&A and the Summary Compensation Table.
•The Committee approved short-term cash award incentives to our NEOs under the 2022 AEIP.
•The Committee approved long-term incentive awards with a grant date of April 1, 2022, consisting of Performance Cash awards for the 2022-2024 performance periods and 2022 annual CSAR awards.
•In addition, the Committee approved replacement CSAR awards to individuals who previously received the April 2019 and October 2019 CSAR awards and are U.S. taxpayers, including Mses. Scanlon and McLaughlin and Messrs. Robinson and Zhou. To facilitate compliance with Code Section 409A, the April 2019 CSAR awards were amended to provide for automatic exercise thereof as of their April 1, 2022 vesting date, and the October 2019 CSAR awards were amended to provide for automatic exercise thereof as of their October 1, 2022 vesting date. To compensate the holders of the April 2019 and October 2019 CSAR awards for the lost opportunity for greater appreciation in the value of the April 2019 and October 2019 CSARs in subsequent exercise windows, the Committee issued fully vested replacement CSAR awards to those individuals. The replacement CSAR awards were issued with a base price equal to the fair market value of a share of Company common stock as of the respective grant date. The April 2019 CSAR awards expire on April 1, 2024 and the October 2019 CSARs expire on October 1, 2024, in each case the respective original grant expiration date.
The Committee established both target and maximum award levels for the 2022 AEIP award and for each performance period comprising the Performance Cash awards. Upon completion of the respective performance period, the Committee will approve award amounts based on the level of achievement of the applicable performance objectives.

Generally, an NEO must be employed on the payment date to receive an AEIP payout, subject to certain exceptions in the case of death, disability or retirement (i.e., for U.S. employees, termination other than for “cause” on or after attaining age 55 and completing 15 years of service, and based on applicable statutes for non-U.S. NEOs). 2022 Performance Cash awards and CSARs generally vest in a 36-month cliff, subject to continued employment. However, vesting will continue after an NEO’s termination due to (i) retirement (i.e., voluntary termination on or after attaining age 62 and completing ten years of service (or such earlier age as required by local law for non-U.S. NEOs)) after the six-month anniversary of the grant date, (ii) death or (iii) disability. Alternatively, an NEO who does not qualify for retirement treatment will be eligible for pro rata vesting of his or her Performance Cash awards and CSARs if the NEO terminates voluntarily before the cliff vesting date, has completed at least five years of service, and his or her age plus years of service total at least 70.
AEIP awards, Performance Cash awards and CSARs are all settled in cash pursuant to the applicable plan documents.

Name	Grant Date	Date of Committee Approval of Award	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(2) ($/Sh)	Grant Date Fair Value of Option Awards(3)($)
				Threshold ($)	Target ($)	Maximum ($)
Jennifer F. Scanlon			AEIP	550,000	1,100,000	2,200,000
			2022 PCA	1,650,000	3,300,000	6,600,000
	4/1/2022	3/31/2022	2022 CSARs(4)				66,556	66.11	1,152,084
	10/1/2022	12/10/2020	Replacement CSARs(5)				21,487	58.14	164,376
Ryan D. Robinson			AEIP	160,125	427,000	854,000
			2022 PCA	346,875	693,750	1,387,500
	4/1/2022	3/31/2022	2022 CSARs(4)				13,992	66.11	242,202
	4/1/2022	12/10/2020	Replacement CSARs(6)				14,493	66.11	118,118
Weifang Zhou			AEIP	106,750	427,000	854,000
			2022 PCA	356,250	712,500	1,425,000
	4/1/2022	3/31/2022	2022 CSARs(4)				14,370	66.11	248,745
	4/1/2022	12/10/2020	Replacement CSARs(6)				12,762	66.11	104,010
Gitte Schjotz			AEIP	77,017	308,069	616,138
			2022 PCA	243,750	487,500	975,000
	4/1/2022	3/31/2022	2022 CSARs(4)				9,832	66.11	170,192
Jacqueline K. McLaughlin			AEIP	66,750	267,000	534,000
			2022 PCA	206,250	412,500	825,000
	4/1/2022	3/31/2022	2022 CSARs(4)				8,319	66.11	144,002
	4/1/2022	12/10/2020	Replacement CSARs(6)				5,408	66.11	44,075
_________________
(1)These columns show the threshold, target and maximum payouts for three distinct awards granted in 2022 — 2022 AEIP awards and 2022 annual Performance Cash awards (identified as a “2022 PCA” in the Award Type column).
•Each NEO’s opportunity under AEIP is a range of 0% to 200% of target. The “Target” column for AEIP reflects amounts that would be paid under the AEIP if the company performance factor and key result metrics or business performance factor, as applicable, for 2022 were each achieved at 100%. The “Threshold” column reflects the portion of each NEO’s AEIP award that would be paid if the company performance factor was achieved at the minimum level (below which, no portion of the awards attributable to that factor would be payable). In the case of Mr. Zhou and Ms. Schjotz, the “Threshold” column also reflects the portion of their AEIP awards that would be paid if the business performance factor was achieved at the minimum level (below which, no portion of the award attributable to that factor would be payable). In the case of Mr. Robinson and Ms. McLaughlin, the “Threshold” column assumes that key result metrics would not be achieved. The “Maximum” column reflects amounts that would be paid under the AEIP if the company performance factor and key result metrics or business performance factor, as applicable, were each achieved at the maximum level, capped at 200% of Target. See the Non-Equity Incentive Plan Compensation column in the 2022 Summary Compensation Table for the NEOs’ actual payout amounts under the 2022 AEIP.
•Performance Cash awards were granted in April 2022 for the 2022-2024 performance periods. The award opportunity for the 2022 annual Performance Cash awards is a range of 0% to 200% of target.
(2)The base price shown in this column was established as of the applicable grant dates, based on the fair market value of one share of our common stock as of such date, as determined by the Committee through the adoption of an independent valuation of us.
(3)Grant date fair market value of each CSAR grant is equal to the aggregate compensation cost to be recognized over the vesting period of the CSAR, determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions used to calculate the compensation cost, see Note 18 to our audited consolidated financial statements in this prospectus.

(4)2022 annual CSAR awards will vest in a cliff on April 1, 2025, generally subject to continued employment, and have an expiration date of April 1, 2027.
(5)These CSARs were granted upon the vesting and automatic exercise of awards granted in October 2019. The number of CSARs granted and the expiration date thereof were maintained from the October 2019 CSARs that were automatically exercised.
(6)These CSARs were granted upon the vesting and automatic exercise of awards granted in April 2019. The number of CSARs granted and the expiration date thereof were maintained from the April 2019 CSARs that were automatically exercised.
Outstanding Equity Awards at Fiscal Year-End 2022
The table below shows each NEO’s CSARs that are unexercised and outstanding as of December 31, 2022.

	Grant Date(1)	Number of Securities Underlying Unexercised Options(2)		Option Exercise Price ($)	Option Expiration Date
Name		Exercisable (#)	Unexercisable (#)
Jennifer F. Scanlon	1/1/2021	—	65,606	32.30	4/1/2025
	3/1/2021	—	72,565	32.30	3/1/2026
	4/1/2022	—	66,556	66.11	4/1/2027
	10/1/2022	21,487	—	58.14	10/1/2024
Ryan D. Robinson	10/1/2017	45,219	—	20.86	10/1/2024
	1/1/2021	—	15,905	32.30	4/1/2025
	3/1/2021	—	16,302	32.30	3/1/2026
	4/1/2021	14,693	—	32.30	4/1/2023
	4/1/2022	—	13,992	66.11	4/1/2027
	4/1/2022	14,493	—	66.11	4/1/2024
Weifang Zhou	4/1/2016	55,939	—	16.12	4/1/2023
	4/1/2017	38,764	—	19.43	4/1/2024
	1/1/2021	—	13,419	32.30	4/1/2025
	3/1/2021	—	16,899	32.30	3/1/2026
	4/1/2021	12,795	—	32.30	4/1/2023
	4/1/2022	—	14,370	66.11	4/1/2027
	4/1/2022	12,762	—	66.11	4/1/2024
Gitte Schjotz	10/1/2017	12,541	—	20.86	10/1/2024
	4/1/2018	10,346	—	24.30	4/1/2023
	10/1/2018	1,075	—	25.89	10/1/2023
	5/4/2020	22,972	—	29.04	4/1/2023
	5/4/2020	20,446	—	29.04	4/1/2024
	1/1/2021	—	12,425	32.30	4/1/2025
	3/1/2021	—	12,425	32.30	3/1/2026
	4/1/2022	—	9,832	66.11	4/1/2027
Jacqueline K. McLaughlin	1/1/2021	—	7,445	32.30	4/1/2025
	3/1/2021	—	8,350	32.30	3/1/2026
	10/1/2021	4,990	—	69.95	10/1/2023
	4/1/2022	—	8,319	66.11	4/1/2027
	4/1/2022	5,408	—	66.11	4/1/2024
__________________
(1)This column represents CSARs granted in 2016 through 2022 that were outstanding as of December 31, 2022.
(2)All unexercisable CSARs become fully vested and exercisable on the third anniversary of the grant date, except for the CSARs with a January 1, 2021 grant date, which become exercisable on the first day of the 27th month after the grant date. CSARs remain exercisable through the applicable expiration date. CSAR exercises are subject to a Settlement Limit equal to 10% of our free cash flow as shown on its financial statements for the preceding year. If the amount of awards that would otherwise be settled in a given year would otherwise exceed the Settlement Limit, a hierarchy applies, as described further in the CD&A.

CSAR Exercises in 2022
The following table shows information regarding the number of CSAR awards exercised and the value of CSAR awards exercised during 2022.

	Option Awards
Name	Number of Shares Acquired on Exercise(1) (#)	Value Realized on Exercise(2) ($)
Jennifer F. Scanlon	21,487	636,015
Ryan D. Robinson	14,493	548,995
Weifang Zhou	70,262	3,586,125
Gitte Schjotz	11,897	450,658
Jacqueline K. McLaughlin	5,408	204,855
_________________
(1)This column represents the number of CSARs exercised. As described in Grants of Plan Based Awards above, although each CSAR has a value equivalent to one share of Company common stock, CSARs were settled in cash, rather than shares of stock.
(2)This column represents (i) the pre-tax difference between the fair market value of one share of Company common stock on the exercise date and the base price of one CSAR, multiplied by (ii) number of the CSARs exercised by the respective NEO.
2022 Nonqualified Deferred Compensation
Our U.S.-based NEOs are eligible to participate in the Deferred Compensation Plan, a non-qualified defined contribution plan. NEOs working in non-U.S. locations do not have a deferred compensation opportunity apart from statutorily required retirement benefits.
The Deferred Compensation Plan is designed to make participants whole for elective deferrals, employer matching contributions and employer nonelective contributions that are subject to certain statutory limits under the Financial Security Plan, our tax qualified defined contribution plan. Specifically, each year, eligible NEOs receive credits under the Deferred Compensation Plan equal to the portion of their elective deferrals under the Financial Security Plan (generally, up to 100% of base salary and AEIP bonus) that exceeds the annual contribution limit under Code Section 415. Those NEOs also receive credits under the Deferred Compensation Plan equal to the matching contributions (100% of the first 3% of base salary deferred, plus 50% of the next 4% of base salary deferred) and nonelective contributions (an additional 4% of base salary) that would have been due under the Financial Security Plan but for the annual Code Section 415 limit and the annual limit on eligible compensation under Code Section 401(a)(17).
Amounts credited to Deferred Compensation Plan accounts vest in 25% increments on each of the second through fifth anniversaries of an NEO’s date of hire with us and are payable in a single lump sum as soon as administratively feasible after the earliest of (i) an NEO’s termination of employment, (ii) January 1 of the year in which the NEO attains age 70½, or (iii) the NEO’s death.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year (1) ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals and Distributions ($)	Aggregate Balance at Fiscal Year End ($)
Jennifer F. Scanlon	—	49,250	(5,238)	—	44,901
Ryan D. Robinson	—	14,600	(10,139)	—	55,735
Weifang Zhou	—	13,250	(9,700)	—	53,045
__________________
(1)This represents the aggregate matching and Company nonelective contributions made by us to each NEO under the Deferred Compensation Plan. These amounts are also reflected in the All Other Compensation column of the 2022 Summary Compensation Table.
(2)The aggregate earnings (and losses) are not reported in the 2022 Summary Compensation Table as they do not represent above market preferential earnings.

Severance and Change in Control Arrangements
Executive Severance Plan
Key members of our leadership team, including all of the NEOs, participate in the UL Inc. Executive Regular and Change in Control Severance Plan (the “Executive Severance Plan”). Each of the NEOs has executed an Acceptance Agreement adopting the Executive Severance Plan. Severance benefits for Messrs. Robinson and Zhou and Mses. Schjotz and McLaughlin are available exclusively pursuant to the Executive Severance Plan.
The Executive Severance Plan provides two schedules of benefits—one for participants whose employment is terminated involuntarily without Cause (as defined in the Executive Severance Plan), outside of a Protection Period, and one for participants whose employment is terminated either involuntarily without Cause, or by resignation for Good Reason, during a Protection Period. For purposes of the Executive Severance Plan, a “Protection Period” is the 24 month period beginning on the date of a Change in Control (as defined therein).
Participants in the Executive Severance Plan are assigned to either “Tier 1” or “Tier 2.” At present, Ms. Scanlon is the only Tier 1 participant; all of the other NEOs are Tier 2. If terminated involuntarily without Cause outside of a Protection Period, a participant receives:
•In the case of a Tier 1 participant, 1.75 times the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs, paid in installments over a 21-month “Severance Period.”
•In the case of a Tier 2 participant, the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs, paid in installments over a 12-month Severance Period.
•If employed for at least six months of the applicable performance year, a pro-rata share of the participant’s AEIP bonus for such year, based on the extent to which performance goals are met and paid at the same time as payments are made to active employees.
•Continued health and welfare plan coverage at active employee rates for the lesser of (i) the Severance Period, or (ii) the participant’s COBRA continuation period, or if earlier, until the participant becomes covered by a new employer’s health plan.
•Senior level outplacement services for the Severance Period.
If terminated either involuntarily without Cause, or by resignation for Good Reason, during a Protection Period, a participant receives:
•In the case of a Tier 1 participant, two times the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs, paid in a lump sum.
•In the case of a Tier 2 participant, 1.25 times the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs s, paid in a lump sum.
•A pro-rata share of the participant’s AEIP bonus for the performance year in which the termination occurs, based on the extent to which performance goals are met and paid at the same time as payments are made to active employees.
•Continued health and welfare plan coverage at active employee rates for the lesser of (i) the CIC Severance Period (i.e., 24 months for Tier 1 participants and 21 months for Tier 2 participants) or (ii) the participant’s COBRA continuation period, or if earlier, until the participant becomes covered by a new employer’s health plan.
•Senior level outplacement services for the CIC Severance Period.
In order to receive benefits, participants must waive certain claims against us. Participants are also subject to non-compete, non-solicitation and other restrictive covenants. The Executive Severance Plan is subject to amendment or termination by the Committee, subject to restrictions and circumstances in which participant approval is required.
The Executive Severance Plan does not provide any special treatment for outstanding LTIP awards. The form of Performance Cash award for the 2021-2023 and 2022-2024 performance cycles under the LTIP provides that a participant generally must remain employed until the end of the vesting period in order to receive any payment, with exceptions for termination by reason of death, disability, or retirement. CSAR awards relating to the 2022 fiscal year are forfeited if the participant terminates prior to the end of the 36 month vesting period, with exceptions for termination by reason of death, disability, or retirement. The LTIP does not provide enhanced rights for participants in the event of a change in control, but it provides the Committee with discretion to substitute or cash out outstanding LTIP awards upon the occurrence of a “corporate transaction event,” which includes a change in control or initial public offering.
Ms. Scanlon’s Employment Agreement
Ms. Scanlon is party to an employment agreement dated August 21, 2019, which provides for her to receive severance benefits upon her termination without Cause or for Good Reason (each, as defined therein). At the time that the agreement was entered into, the Executive Severance Plan was under consideration but had not yet been adopted, and Ms. Scanlon’s agreement provides that if the Executive Severance Plan is in effect at the time of termination, then her severance would be determined under the Executive Severance Plan to the extent the terms of the Executive Severance Plan is not less favorable than her employment agreement. Ms. Scanlon’s employment agreement currently provides enhanced severance protection in the following material respects:
•Severance pay would be paid in a lump sum, rather than installments, regardless of whether the termination occurs during or outside of a Protection Period;
•Under the employment agreement, Ms. Scanlon would be entitled to severance pay if she resigns for Good Reason, even outside of a Protection Period; and
•She is entitled to receive any AEIP payout earned in the year prior to termination but not yet paid.
Benefits Due Upon Termination Other Than Within Two Years After a Change in Control
The table below estimates the benefits potentially payable to each NEO as a result of his or her termination of employment on December 31, 2022, other than within 24 months after a change in control of the Company.

	Severance Pay(1) ($)	2022 AEIP Payments(2) ($)	Performance Cash Awards(3) ($)	Option Awards(4) ($)	All Other Compensation(5) ($)	Total Post-Termination Payment & Benefit Value ($)
Jennifer F. Scanlon
Company Initiated Termination Without Cause	3,675,000(6)	1,048,300	—	—	68,310	4,791,610
Executive Initiated Termination for Good Reason	3,675,000(7)	1,048,300	—	—	68,310	4,791,610
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	8,539,725(9)	3,573,102(10)	—	12,112,827
Disability	—	—	8,539,725(9)	3,573,102(10)	—	12,112,827

Ryan D. Robinson
Company Initiated Termination Without Cause	1,037,000(8)	412,055	—	—	51,891	1,500,946
Executive Initiated Termination for Good Reason	—	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,915,350(9)	832,873(10)	—	2,748,223
Disability	—	—	1,915,350(9)	832,873(10)	—	2,748,223
Weifang Zhou
Company Initiated Termination Without Cause	1,037,000(8)	378,322	—	—	51,891	1,467,213
Executive Initiated Termination for Good Reason	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—
Death	—	—	1,861,819(9)	784,023(10)	—	2,645,842
Disability	—	—	1,861,819(9)	784,023(10)	—	2,645,842
Gitte Schjotz
Company Initiated Termination Without Cause	885,700 (8)(11)	272,949(11)	—	—	51,891	1,210,540
Executive Initiated Termination for Good Reason	—	—	703,125(12)	321,311(13)	—	1,024,436
Executive Initiated Termination Other Than for Good Reason	—	—	703,125(12)	321,311(13)	—	1,024,436
Death	—	—	1,430,156(9)	642,621(10)	—	2,072,777
Disability	—	—	1,430,156(9)	642,621(10)	—	2,072,777
Jacqueline K. McLaughlin
Company Initiated Termination Without Cause	712,000(8)	257,655	—	—	51,891	1,021,546
Executive Initiated Termination for Good Reason	—	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,011,844(9)	408,459(10)	—	1,420,303
Disability	—	—	1,011,844(9)	408,459(10)	—	1,420,303

__________________
(1)For all NEOs, this represents the amount of cash severance payable pursuant to the Executive Severance Plan in the event of a termination without “cause” (as defined in the Executive Severance Plan). For Ms. Scanlon, this also represents the amount of cash severance payable pursuant to her employment agreement in the event of a resignation for “good reason” (as defined in the employment agreement).
(2)This amount represents a pro-rata share of the actual 2022 AEIP bonus that each NEO would have earned, payable at same time as bonuses are paid to other active employees.
(3)This amount represents the value of unvested Performance Cash awards that vest and become payable under the LTIP.
(4)This amount represents the value of unvested CSARs that vest and become exercisable under the LTIP.
(5)For the NEOs other than Ms. Scanlon, the amount in this column includes the value of 12 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Scanlon, this amount includes the value of 21 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Schjotz, this amount represents the maximum subsidy that would be provided with respect to her costs under health and welfare plans, programs and arrangements in Denmark. The amount in this column also includes the value of the senior level executive outplacement services that would be provided to Ms. Scanlon pursuant to the Executive Severance Plan or her employment agreement, as applicable, and to each other NEO pursuant to the Executive Severance Plan.
(6)As a Tier I participant in the Executive Severance Plan, Ms. Scanlon would be entitled to 1.75 times the sum of her 2022 base salary and target AEIP bonus. This amount would be paid in a lump sum pursuant to her employment agreement.
(7)Ms. Scanlon would be entitled to 1.75 times the sum of her 2022 base salary and target AEIP bonus. This amount would be paid in a lump sum pursuant to her employment agreement.
(8)As a Tier II participant in the Executive Severance Plan, each NEO other than Ms. Scanlon would be entitled to 1.00 times the sum of his or her 2022 base salary and target AEIP bonus, paid in installments over a 12-month period.
(9)If termination occurs by reason of “disability” (as defined in the LTIP) or death, in each case, prior to the first day of the 27th month after the award date with respect to the 2020 Performance Cash award or the first day of the 36th month after the award date with respect to the 2021 and 2022 Performance Cash awards, then for purposes of vesting, the NEO shall be treated as remaining employed by until the applicable vesting date and the amount vested and payable to the NEO will be based on the extent to which the applicable performance metrics for the applicable performance periods were achieved.
(10)If termination occurs by reason of “disability” (as defined in the LTIP) or death, in each case, prior to the first day of the 27th month after the award date with respect to the 2020 CSAR award or the first day of the 36th month after the award date with respect to the 2021 and 2022 CSAR awards, all of the NEO’s unvested CSARs shall vest as of the date of such termination and all of the NEO’s vested CSARs shall be exercised automatically on the exercise date coincident with or next following the date of termination.
(11)Base salary and AEIP awards for Ms. Schjotz are established in Danish krone, and the resulting severance payments have been converted to U.S. dollars using the exchange rate in effect on December 31, 2022, or 0.1439.
(12)This amount represents pro rata vesting that would apply to Ms. Schjotz’s 2020 and 2021 Performance Cash awards because a voluntary termination for any reason on December 31, 2022 would constitute an “early retirement” under the terms of the applicable award agreements. Under the award agreements, a participant is eligible for early retirement if he or she has at least five years of employment with us, and the sum of his or her age and years of employment equals at least 70.
(13)This amount represents pro rata vesting that would apply to Ms. Schjotz’s 2020 and 2021 CSAR awards because a voluntary termination for any reason on December 31, 2022 would constitute an “early retirement” under the terms of the applicable award agreements. Under the award agreements, a participant is eligible for early retirement if he or she has at least five years of employment with us, and the sum of his or her age and years of employment equals at least 70.
Benefits Due Upon Termination Within Two Years After a Change in Control
The tables below estimates the benefits potentially payable to each NEO as a result of his or her termination of employment on December 31, 2022, within 24 months after a change in control of the Company.

	Severance Pay(1) ($)	2022 AEIP Payments(2) ($)	Performance Cash Awards(3) ($)	Option Awards(4) ($)	All Other Compensation(5) ($)	Total Post-Termination Payment & Benefit Value ($)
Jennifer F. Scanlon
Company Initiated Termination Without Cause	4,200,000(6)	1,048,300	8,539,725(8)	3,573,102(8)	73,782	17,434,909
Executive Initiated Termination for Good Reason	4,200,000(6)	1,048,300	8,539,725(8)	3,573,102(8)	73,782	17,434,909
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	8,539,725(9)	3,573,102(10)	—	12,112,827
Disability	—	—	8,539,725(9)	3,573,102(10)	—	12,112,827

Ryan D. Robinson
Company Initiated Termination Without Cause	1,296,250(7)	412,055	1,915,350(8)	832,873(8)	57,364	4,513,892
Executive Initiated Termination for Good Reason	1,296,250(7)	412,055	1,915,350(8)	832,873(8)	57,364	4,513,892
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,915,350(9)	832,873(9)	—	2,748,223
Disability	—	—	1,915,350(9)	832,873(9)	—	2,748,223
Weifang Zhou
Company Initiated Termination Without Cause	1,296,250(7)	378,322	1,861,819(8)	784,023(8)	57,364	4,377,778
Executive Initiated Termination for Good Reason	1,296,250(7)	378,322	1,861,819(8)	784,023(8)	57,364	4,377,778
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,861,819(9)	784,023(10)	—	2,645,842
Disability	—	—	1,861,819(9)	784,023(10)	—	2,645,842
Gitte Schjotz
Company Initiated Termination Without Cause	1,107,125(7)(11)	272,949(11)	1,430,156(8)	642,621(8)	57,364	3,510,215
Executive Initiated Termination for Good Reason	1,107,125(7)(11)	272,949(11)	1,430,156(8)	642,621(8)	57,364	3,510,215
Executive Initiated Termination Other Than for Good Reason	—	—	703,125(12)	321,311(13)	—	—
Death	—	—	1,430,156(9)	642,621(10)	—	2,072,777
Disability	—	—	1,430,156(9)	642,621(10)	—	2,072,777
Jacqueline K. McLaughlin
Company Initiated Termination Without Cause	890,000(7)	257,655	1,011,844(8)	408,459(8)	57,364	2,625,322
Executive Initiated Termination for Good Reason	890,000(7)	257,655	1,011,844(8)	408,459(8)	57,364	2,625,322
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,011,844(9)	408,459(10)	—	1,420,303
Disability	—	—	1,011,844(9)	408,459(10)	—	1,420,303
__________________
(1)For all NEOs, this represents the amount of cash severance payable pursuant to the Executive Severance Plan in the event of a termination without “cause” or a resignation for “good reason” (each, as defined in the Executive Severance Plan).
(2)This amount represents a pro-rata share of the actual 2022 AEIP bonus that each NEO would have earned, payable at same time as bonuses are paid to other active employees.
(3)This amount represents the value of unvested Performance Cash awards that vest and become payable under the LTIP.
(4)This amount represents the value of unvested CSARs that vest and become exercisable under the LTIP.
(5)For the NEOs other than Ms. Scanlon, the amount in this column includes the value of 15 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Scanlon, this amount includes the value of 24 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Schjotz, this amount represents the maximum subsidy that would be provided with respect to her costs under health and welfare plans, programs and arrangements in Denmark. The amount in this column also includes the value of the senior level executive outplacement services that would be provided to each NEO pursuant to the Executive Severance Plan.
(6)As a Tier I participant in the Executive Severance Plan, Ms. Scanlon would be entitled to 2.00 times the sum of her 2022 base salary and target AEIP bonus. This amount would be paid in a lump sum.
(7)As a Tier II participant in the Executive Severance Plan, each NEO other than Ms. Scanlon would be entitled to 1.25 times the sum of his or her 2022 base salary and target AEIP bonus, paid in a lump sum.
(8)Under the LTIP, upon a participant’s termination without “cause” or for “good reason” within two years after the occurrence of a “change in control” (as such terms are defined in the LTIP), all outstanding CSARs (as so substituted, if applicable) shall immediately become vested and exercisable in full and all unvested Performance Cash awards (as so substituted, if applicable) shall become fully vested.
(9)If termination occurs by reason of “disability” (as defined in the LTIP) or death, in each case, prior to the first day of the 27th month after the award date with respect to the 2020 Performance Cash award or the first day of the 36th month after the award date with respect to the 2021 and 2022 Performance Cash awards, then for purposes of vesting, the NEO shall be treated as remaining employed by until the applicable vesting date and the amount vested and payable to the NEO will be based on the extent to which the applicable performance metrics for the applicable performance periods were achieved.
(10)If termination occurs by reason of “disability” (as defined in the LTIP) or death, in each case, prior to the first day of the 27th month after the award date with respect to the 2020 CSAR award or the first day of the 36th month after the award date with respect to the 2021 and 2022 CSAR awards, all of the NEO’s unvested CSARs shall vest as of the date of such termination and all of the NEO’s vested CSARs shall be exercised automatically on the exercise date coincident with or next following the date of termination.
(11)Base salary and AEIP awards for Ms. Schjotz are established in Danish krone, and the resulting severance payments have been converted to U.S. dollars using the exchange rate in effect on December 31, 2022, or 0.1439.
(12)This amount represents pro rata vesting that would apply to Ms. Schjotz’s 2020 and 2021 Performance Cash awards because a voluntary termination for any reason on December 31, 2022 would constitute an “early retirement” under the terms of the applicable award agreements. Under the award agreements, a participant is eligible for early retirement if he or she has at least five years of employment with us, and the sum of his or her age and years of employment equals at least 70.
(13)This amount represents pro rata vesting that would apply to Ms. Schjotz’s 2020 and 2021 CSAR awards because a voluntary termination for any reason on December 31, 2022 would constitute an “early retirement” under the terms of the applicable award agreements. Under the award agreements, a participant is eligible for early retirement if he or she has at least five years of employment with us, and the sum of his or her age and years of employment equals at least 70.
Director Compensation
Historically, including during the 2022 fiscal year, we have provided our non-employee directors with an annual cash retainer. Prior to 2022, our Nominating and Corporate Governance Committee periodically reviewed directors’ compensation and recommended changes as appropriate. In 2022, the Committee became responsible for the determination of our non-employee director compensation.
2022 Cash Retainer
The basic cash retainer is equal to $165,000, and a director may also receive, as applicable, the following cash retainer amounts:

Chair of the Board of Directors	$85,000
Audit Committee Chair	$15,000
Human Capital and Compensation Committee Chair	$10,000
Finance Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Audit Committee Member	$2,500

2022 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)		All Other Compensation ($)	Total ($)
James M. Shannon	252,500	(2)	—	252,500
Frank J. Coyne	175,000	(3)	—	175,000
James P. Dollive	182,500	(4)	—	182,500
Marla C. Gottschalk	175,000	(5)	—	175,000
Friedrich Hecker	165,000		—	165,000
Charles W. Hooper	167,500	(6)	—	167,500
Kevin J. Kennedy	167,500	(6)	—	167,500
Lisa M. Lambert	165,000		—	165,000
Sally Susman(1)	110,000		—	110,000
Michael H. Thaman	180,000	(7)	—	180,000
__________________
(1)Ms. Susman joined our board of directors in May 2022 and, accordingly, her annual cash retainer was pro-rated for the months of the 2022 fiscal year during which she served as a director.
(2)Mr. Shannon served as the chair of our board of directors and as a member of our audit committee during the 2022 fiscal year.
(3)Mr. Coyne chaired our nominating and corporate governance committee during the 2022 fiscal year.
(4)Mr. Dollive chaired our finance committee and served as a member of our audit committee during the 2022 fiscal year.
(5)Ms. Gottschalk chaired our human capital and compensation committee during the 2022 fiscal year.
(6)Lieutenant General Hooper and Mr. Kennedy each served on our audit committee during the 2022 fiscal year.
(7)Mr. Thaman chaired our audit committee during the 2022 fiscal year.
Post-Offering Director Compensation Program
In connection with this offering, the Committee recommended, and the Board has adopted, a compensation program for non-employee directors appropriate for our status as a public company. On and after the offering date, the annual retainer will be paid in the form of a cash retainer of $85,000 and a grant of RSUs under the Post-Offering 2023 LTIP with a grant date fair value of $175,000. A director may also receive, as applicable, the following cash retainer amounts:

Non-Executive Chair of the Board of Directors	$120,000
Audit Committee Chair	$20,000
Audit Committee Member	$10,000
Finance Committee Chair	$12,500
Finance Committee Member	$6,250
Human Capital and Compensation Committee Chair	$15,000
Human Capital and Compensation Committee Member	$7,500
Nominating and Corporate Governance Committee Chair	$12,500
Nominating and Corporate Governance Committee Member	$6,250
Director Deferred Compensation Plan
In connection with this offering, the Board has approved the Non-Employee Director Deferred Compensation Plan (the “Director Deferred Compensation Plan”) whereby directors may elect to defer receipt of their annual cash retainer and annual RSU equity grants. Deferred cash retainer amounts are converted into stock units on a quarterly basis, and RSUs will be deferred at time of the annual grant. Under the Director Deferred Compensation Plan, directors may defer compensation for either five years, 10 years or until termination of service from the board, subject to accelerated settlement in the event of a change in control transaction. Following the applicable deferral period, all deferred balances are settled in shares of Class A common stock issued under the Post-Offering 2023 LTIP.

Director Stock Ownership Guidelines
The Committee has established stock ownership guidelines which will become applicable to all non-employee directors as of the consummation of this offering. These guidelines will be designed to encourage our non-employee directors to have a meaningful equity ownership in the Company, and thereby link their interests with those of its stockholders. Pursuant to the guidelines, each non-employee director will be required to maintain beneficial ownership of a number of shares of Class A common stock during his or her tenure with us equal in value to five times the annual cash retainer. See the discussion of the stock ownership guidelines for the NEOs in the CD&A for a description of how a non-employee director’s beneficial ownership will be calculated. These guidelines are based on a review of competitive market practice conducted by FW Cook, the Committee’s independent compensation consultant.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of October 31, 2023, as adjusted to reflect the Reclassification and the filing and effectiveness of our Amended Charter, as if such events had occurred on October 31, 2023, and to give effect to this offering, for:
•each person known by us to beneficially own more than 5% of any class of our voting securities;
•each of our named executive officers and directors;
•all of our executive officers and directors as a group; and
•the selling stockholder.
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class A common stock and Class B common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of October 31, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. The following table does not reflect any shares of our Class A common stock that may be purchased pursuant to our directed share program described under “Underwriting—Directed Share Program.” Although each outstanding share of our Class B common stock is convertible at any time, at the option of the holder, into one share of our Class A common stock, the beneficial ownership of our Class A common stock set forth below excludes the shares of our Class A common stock issuable upon conversion of outstanding shares of our Class B common stock.
The applicable percentage ownership before the offering is based on no shares of our Class A common stock and 100,000,000 shares of our Class B common stock, in each case outstanding as of October 31, 2023 after giving effect to the Reclassification and the filing and effectiveness of our Amended Charter.
The applicable percentage ownership after this offering is based on               shares of our Class A common stock and               shares of our Class B common stock, in each case outstanding immediately following the completion of this offering, assuming that the underwriters will not exercise their option to purchase additional shares of Class A common stock and assuming the sale of               shares of Class A common stock in this offering, after giving effect to the Reclassification and the filing and effectiveness of our Amended Charter. Unless otherwise indicated, the address of all listed stockholders is 333 Pfingsten Road Northbrook, Illinois 60062.
We believe, based on the information furnished to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Common Stock Beneficially Owned Before This Offering				% of Voting Power Before this Offering	Number of Shares of Class A Being Offered	Shares of Common Stock Beneficially Owned After This Offering				% of Voting Power After this Offering **
	Class A		Class B				Class A		Class B
	Shares	Percent	Shares	Percent			Shares	Percent	Shares	Percent
Name of Beneficial Owner
5% Stockholders:
ULSE Inc. (1)
Named Executive Officers and Directors:
Jennifer F. Scanlon
Ryan D. Robinson
Weifang Zhou
Gitte Schjotz
Jacqueline K. McLaughlin
James M. Shannon
Frank J. Coyne
James P. Dollive
Marla C. Gottschalk
Friedrich Hecker
Charles W. Hooper
Kevin J. Kennedy
Lisa M. Lambert
Sally Susman
Michael H. Thaman
Elisabeth Tørstad
George A. Williams
All executive officers and directors as a group (21 individuals)
__________________
*Represents beneficial ownership of less than 1.0%.
**     Percentage of voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class, after giving effect to the Reclassification and the filing and effectiveness of our Amended Charter. Shares of our Class A common stock entitle the holder to one vote per share, and shares of our Class B common stock entitle the holder to ten votes per share.
(1)Consists of                 shares of our Class B common stock held by UL Standards & Engagement. UL Standards & Engagement is managed by a board of directors consisting of Terrence R. Brady, James M. Shannon and Joel R. Wittenberg, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned. UL Research Institutes, a Delaware charitable nonstock corporation, is the sole member of UL Standards & Engagement. UL Research Institutes is managed by a board of trustees consisting of James M. Shannon, Terrence R. Brady, James P. Dollive, Philip S. Khoury, Richard P. Owen, Darryll Pines, Mark Schmid, Elisabeth Tørstad and George A. Williams, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned by UL Standards & Engagement. The address for UL Standards & Engagement is 1603 Orrington Ave, Suite 2000, Evanston, Illinois 60201.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2020 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than      % of our Class A common stock, to purchase more than $120,000 in value of our Class A common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our Class A common stock.
Agreements with UL Research Institutes and UL Standards & Engagement
Since 2012, in the case of UL Research Institutes, and since 2021, in the case of UL Standards & Engagement, we have provided facilities, employee benefits and various corporate support services for UL Research Institutes and UL Standards & Engagement, performed outsourced technical services for UL Research Institutes and licensed certain of our trademarks to UL Research Institutes and UL Standards & Engagement. Since the Reorganization, UL Standards & Engagement has provided us and our certification customers with access to its library of standards. These transactions are described further below.
Corporate Support Services Arrangements
We provide UL Research Institutes and UL Standards & Engagement with certain corporate support services such as human resources, finance, IT, marketing, insurance and legal services, and the use of personnel to provide services in certain foreign jurisdictions. We also provide outsourced laboratory and research services for UL Research Institutes on an as-needed basis. For the years ended December 31, 2022, 2021 and 2020 the fees we earned for provision of the corporate support and technical services were $5 million, $2 million and $4 million, respectively, and for the nine months ended September 30, 2023, the fees we earned were $4 million.
Facilities and Employee Benefits Arrangements
We provide UL Research Institutes and UL Standards & Engagement with use of certain of our facilities, and employees of UL Research Institutes and UL Standards & Engagement participate in certain of our employee benefit plans. Additionally, we plan to provide UL Research Institutes and UL Standards & Engagement with certain IT segregation support services through December 31, 2024. For the years ended December 31, 2022, 2021 and 2020 the fees we earned for these items were $5 million, $4 million and $4 million, respectively, and for the nine months ended September 30, 2023, the fees we earned were $1 million.
Trademark License Arrangements
We have an existing trademark license arrangement with UL Research Institutes and UL Standards & Engagement. We intend to enter into new Trademark License Agreements with UL Research Institutes and UL Standards & Engagement, pursuant to which we will provide UL Research Institutes and UL Standards &

Engagement with limited, non-transferable (except for the right to sublicense), exclusive and royalty-free licenses to use certain trademarks, including the UL Mark, trade names, domain names and social media handles in connection with the provision of (i) safety science research and development activities and (ii) standards development and advocacy services, in each case, relating to health, safety and environmental resiliency and sustainability. Under these agreements, UL Research Institutes and UL Standards & Engagement will have the right to sublicense to third parties who are not competitors of UL Solutions and will be liable for any actions of a sublicensee. We have agreed to register, prosecute and maintain the applicable trademarks licensed to UL Research Institutes and UL Standards & Engagement. We will not collect any royalties or similar fees in connection with these agreements.
Standards Arrangement
UL Standards & Engagement (and UL Research Institutes prior to the Reorganization), together with UL Standards & Engagement’s nonprofit affiliate in Canada, ULC Standards, provides us and our certification customers with access to their library of standards. For the years ended December 31, 2022, 2021 and 2020, the expenses we incurred for this access were $21 million, $18 million and $18 million respectively, and for the nine months ended September 30, 2023, the expenses we incurred were $16 million.
Stockholder Agreement
In connection with this offering, we intend to enter into a Stockholder Agreement with UL Standards & Engagement (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, UL Standards & Engagement will be entitled to designate individuals for election to our board of directors as follows:
•until the Sunset Date, four individuals;
•after the Sunset Date, if UL Standards & Engagement beneficially owns at least 20% of the voting power of our then-outstanding voting stock, two individuals; and
•if UL Standards & Engagement beneficially owns at least 10% but less than 20% of the voting power of our then-outstanding voting stock, one individual.
If our nominating and corporate governance committee determines that any individual designated by UL Standards & Engagement for nomination to our board of directors does not satisfy all applicable legal or exchange listing requirements, any requirements set forth in our corporate governance guidelines or similar reasonable criteria generally applicable to all of our directors or any other requirements set forth in the Stockholder Agreement, it must promptly inform UL Standards & Engagement of such determination, and UL Standards & Engagement shall be entitled to designate a new individual.
So long as UL Standards & Engagement is entitled to designate at least four individuals for nomination to our board of directors, any UL Standards & Engagement-designated director may make a request of the chair of our board of directors to allow an invitee to observe any of our board or committee meetings, and our chair must permit the observer to attend unless the chair determines in good faith that the observer’s attendance would not be in our best interests. If UL Standards & Engagement is only entitled to designate one or two individuals for nomination to our board of directors, UL Standards & Engagement may appoint one person to attend and observe all of our board and committee meetings, except the board may exclude any such observer from executive or closed sessions or from any portion of a meeting to preserve attorney-client privilege, comply with applicable securities laws or avoid a conflict of interest or the disclosure of competitively sensitive information.
The Stockholder Agreement will also provide that, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, certain significant corporate actions taken by us or our subsidiaries will require the prior written consent of UL Standards & Engagement. These actions include, subject to certain exceptions:
•entering into any new material line of business, excluding TIC and S&A activities;
•merging or consolidating with or into any other entity, other than in connection with certain internal restructurings or strategic transactions;

•acquiring stock or assets or entering into joint ventures, in each case involving consideration or obligations, as applicable, exceeding 15% of our equity market capitalization in any fiscal year;
•selling, transferring or disposing of assets with a book value exceeding 5% of our equity market capitalization in any fiscal year;
•issuing securities (i) at a price below fair market value, other than an underwritten public offering for cash, (ii) with rights that are senior to the rights of the holders of our Class B common stock, (iii) that would result in dilution of greater than 10% of our then-outstanding common stock, or (iv) that would result in UL Standards & Engagement beneficially owning less than a majority of our then-outstanding securities;
•repurchasing any of our securities in an amount exceeding 5% of our then-outstanding securities in any fiscal year;
•incurring indebtedness for borrowed money that would cause a downgrade of our debt securities from any of the Rating Agencies below investment grade;
•increasing the size of our board of directors to greater than 15 directors;
•hiring any CEO other than Ms. Scanlon;
•paying or declaring any dividend inconsistent with our dividend policy, or modifying or amending our dividend policy;
•making a loan to any third party or purchasing any debt securities other than in connection with intercompany loans between UL Solutions and its subsidiaries; and
•amending, modifying or repealing our Amended Charter or our Amended Bylaws in a manner that disproportionately adversely affects UL Standards & Engagement.
The Stockholder Agreement will also entitle UL Standards & Engagement to certain customary information rights. The Stockholder Agreement will terminate upon the earliest to occur of (i) the date on which UL Standards & Engagement ceases to beneficially own at least 10% of our then-outstanding voting stock and (ii) written notice delivered to us by UL Standards & Engagement.
Registration Rights Agreement
In connection with this offering, we intend to enter into a Registration Rights Agreement with UL Standards & Engagement (the “Registration Rights Agreement”). The Registration Rights Agreement will provide UL Standards & Engagement, under certain circumstances and subject to certain restrictions, with certain rights with respect to the registration of its shares of our common stock under the Securities Act, including customary demand and piggyback registration rights. For a description of these registration rights, see “Description of Capital Stock—Registration Rights” for additional information.
Equity Awards to Executive Officers
We have granted CSARs to certain of our executive officers. For more information regarding the equity awards granted to our named executive officers, see “Compensation Discussion and Analysis.”
Director and Officer Indemnification and Insurance
Our Amended Bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. In addition, prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions
Our board of directors has adopted a policy providing that the audit committee will review and approve or ratify material transactions, arrangements or relationships in which we participate and in which any related person has or will have a direct or indirect material interest. A “related person” is a director, director-nominee, executive officer or beneficial holder of more than 5% of any class of our voting securities, or an immediate family member thereof. A transaction involving an amount in excess of $120,000 of value is presumed to be a material transaction, though transactions involving lower amounts may be material based on the facts and circumstances. Direct or indirect material interests may arise by virtue of control or significant influence of the related person to the transaction or by a direct or indirect pecuniary interest of the related person in the transaction. Under this policy, the audit committee shall review if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interest of us and our stockholders, and the extent of the related person’s interest in the transaction and shall also take into account the conflicts of interest and corporate opportunity provisions of our Standards of Business Conduct. All of the transactions described above were entered into prior to the adoption of this policy.
Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our Amended Charter and our Amended Bylaws, each of which will be in effect upon the completion of this offering, and certain provisions of the DGCL. The descriptions herein are qualified in their entirety by our Amended Charter and Amended Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL. In this “Description of Capital Stock” section, “we,” “us,” “our” and “our company” refer to UL Solutions Inc. and not any of its subsidiaries.
General
Prior to the completion of this offering, we will file our Amended Charter and we will adopt our Amended Bylaws. Our Amended Charter will authorize capital stock consisting of:
•          shares of Class A common stock, par value $0.001 per share;
•          shares of Class B common stock, par value $0.001 per share; and
•          shares of preferred stock, par value $0.001 per share, the rights and preferences of which the board of directors may establish from time to time.
As of September 30, 2023, after giving effect to the Reclassification, there were no shares of our Class A common stock outstanding, 100,000,000 shares of our Class B common stock outstanding held by one stockholder of record and no shares of our preferred stock outstanding. Pursuant to our Amended Charter, our board of directors will have the authority, without stockholder approval, except as required by the listing standards of the NYSE, to issue additional shares of our Class A common stock.
Certain provisions of our Amended Charter and our Amended Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that you might consider in our best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock.
Common Stock
Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights.
Dividend Rights
Holders of shares of our Class A common stock and Class B common stock will be entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Voting Rights
Holders of our Class A common stock will be entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, and holders of our Class B common stock will be entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law, our Amended Charter or the Stockholder Agreement. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in certain circumstances, including:
(1)if we were to seek to amend our Amended Charter to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
(2)if we were to seek to amend our Amended Charter in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
The holders of our Class A common stock and Class B common stock will not have cumulative voting rights in the election of directors.
See also “Certain Relationships and Related Party Transactions—Stockholder Agreement.”
No Preemptive or Similar Rights
Holders of our Class A common stock and Class B common stock will not have preemptive, subscription, redemption or conversion rights (except, with respect to the Class B common stock, for the conversion rights noted below). There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Conversion
Each outstanding share of our Class B common stock will be convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, that occurs after the completion of this offering, except for certain transfers described in our Amended Charter.
All outstanding shares of our Class B common stock will automatically convert into one share of Class A common stock at the earlier of 5:00 p.m. New York City time on (1) the seven year anniversary of the date of the closing of this offering and (2) the date on which the number of outstanding shares of Class B common stock held by UL Standards & Engagement and certain permitted transferees represents less than 35% of the shares of Class B common stock held by UL Standards & Engagement immediately following this offering (including any exercise by the underwriters of their option to purchase additional shares from UL Standards & Engagement).
Once converted into Class A common stock, the Class B common stock may not be reissued.
Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All shares of our Class A common stock and Class B common stock outstanding upon the completion of this offering will be fully paid and non-assessable.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Amended Charter will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors will have the discretion to determine, without stockholder approval, except as provided in the Stockholder Agreement, the powers (including voting powers), preferences and relative, participating, optional, or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption or repurchase rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock. We have no current plan for the issuance of any shares of preferred stock.
Registration Rights
In connection with this offering, we intend to enter into a Registration Rights Agreement with UL Standards & Engagement. As the sole holder of our outstanding Class B common stock, UL Standards & Engagement will beneficially own         % of our outstanding capital stock and hold        % of the voting power of our outstanding capital stock (or        % and         %, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Under the Registration Rights Agreement, following the completion of this offering, UL Standards & Engagement will have certain registration rights, as set forth below. Such registration rights will terminate upon the date that (i) UL Standards & Engagement (and any of its Rule 144 affiliates, if any) holds less than 1% of our outstanding common stock and (ii) all shares of common stock held by UL Standards & Engagement are eligible to be sold in a 90-day period without restriction or under Rule 144. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights.

Demand Registration Rights
After the completion of this offering, UL Standards & Engagement will be entitled to certain demand registration rights. At any time beginning six months after the completion of this offering, UL Standards & Engagement may request that we file a registration statement to register the offer and sale of its shares. However, we will not be obligated to effect a demand registration within 90 days after the effective date of a previous demand registration or any previous registration under which UL Standards & Engagement had piggyback rights wherein UL Standards & Engagement sold at least 50% of the registrable securities included therein. Each such request for registration must cover securities the aggregate offering price of which is at least $50 million (without regard to underwriting discounts and commissions). We will also not be obligated to effect a demand registration during the regular trading blackout period for our directors, officers and other certain employees. We will only be obligated to effect up to four registrations on Form S-1 or similar long-form registration statements if we do not qualify to register securities pursuant to Form S-3 or similar short-form registration statement.
Form S‑3 Registration Rights
After the completion of this offering, UL Standards & Engagement will also be entitled to certain Form S‑3 registration rights. At any time when we are eligible to file a registration statement on Form S‑3, UL Standards & Engagement will be able to request that we register the offer and sale of its shares on a registration statement on Form S‑3 so long as the request covers securities the aggregate public offering price of which is at least $25 million. However, we will not be obligated to effect a demand registration within 90 days after the effective date of a previous demand registration or any previous registration under which UL Standards & Engagement had piggyback rights wherein UL Standards & Engagement sold at least 50% of the registrable securities included therein. There will be no limit on the aggregate number of such registrations.
In the case of each of the demand registration rights and Form S-3 registration rights described above, if our board of directors determines in good faith that it would be materially detrimental to us to effect such a demand registration or that such a registration would reasonably be expected to have a material adverse effect on us or any plan or proposal by us to engage in certain significant transactions, we will have the right to postpone such registration (not more than twice or for more than 120 days during any twelve‑month period). The foregoing demand registration rights are subject to a number of additional exceptions and limitations.
Piggyback Registration Rights
After the completion of this offering, UL Standards & Engagement will also be entitled to certain “piggyback” registration rights. If we propose to register shares of our common stock or other securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, UL Standards & Engagement will be able to request that we include its shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration pursuant to the demand registration rights described in the paragraphs above, (ii) a registration on Form S-8, or (iii) a registration on Form S-4, UL Standards & Engagement will be entitled to notice of the registration and have the right, subject to certain limitations, to include its shares of common stock in the registration.
Anti-Takeover Provisions
The DGCL contains, and our Amended Charter, Amended Bylaws and Stockholder Agreement will contain, provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares
The authorized but unissued shares of Class A common stock, Class B common stock, and preferred stock are available for future issuance without stockholder approval (other than any approval of UL Standards & Engagement that may be required under the Stockholder Agreement), subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock, Class B common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter will not provide for cumulative voting.
Dual Class Stock
As described above in “—Common Stock—Voting Rights,” our Amended Charter provides for a dual class common stock structure, which will provide holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or all or substantially all of its assets. Each share of Class B common stock will be entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders.
Issuance of Undesignated Preferred Stock
Our board of directors will have the authority, without further action by our stockholders, except as provided in the Stockholder Agreement, to issue           shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Classified Board; Removal of Directors; Vacancies
Our Amended Charter will provide that, from and after the Trigger Date, our board of directors will be comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Subject to the rights of UL Standards & Engagement pursuant to the Stockholder Agreement, from and after the Trigger Date, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding common stock. Furthermore, subject to the contractual obligations contained in the Stockholder Agreement, our board of directors has the exclusive right to set the size of the board of directors and, except in the case of a vacancy arising with respect to a director designated by UL Standards & Engagement where they continue to have a right of designation pursuant to the Stockholders Agreement, our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. This system of electing and removing directors and filling vacancies may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
Action Without a Meeting; Special Meetings of Stockholders
Our Amended Charter will provide that, from and after the Trigger Date, our stockholders may not act without a meeting or by written consent, which may lengthen the amount of time required to take stockholder actions. In addition, our Amended Charter will provide that, from and after the Trigger Date, special meetings of the stockholders may be called only by the chairperson of our board of directors, our CEO or our board of directors.

From and after the Trigger Date, stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors.
Section 203 of the DGCL
As a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents “interested stockholders” from engaging in certain “business combinations” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder,
•upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the voting stock of the company outstanding at the time the transaction commenced (excluding certain shares), or
•following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not owned by such interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.
Our Amended Charter provides that, until the Trigger Date, we will not be governed by Section 203 of the DGCL, and from and after the Trigger Date, we will be governed by Section 203 of the DGCL. During the time we are governed by Section 203 of the DGCL, we expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Exclusive Venue
Our Amended Charter will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholder to us or to our stockholders, creditors or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the DGCL, our Amended Charter or Amended Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.
Our Amended Charter will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our Amended Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”

Amendment of Amended Charter or Amended Bylaws
Subject to the terms of the Stockholder Agreement, our Amended Charter will require the approval of the holders of at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors in order to amend certain provisions, provided that, from and after the Trigger Date, the amendment or adoption of our Amended Charter will require the approval of the holders of at least two-thirds of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of our directors. Subject to the Stockholder Agreement, our Amended Charter will provide that the approval of the holders of at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors is required for stockholders to amend or adopt any provision of our Amended Bylaws, provided that, from and after the Trigger Date, the amendment or adoption of the Amended Bylaws will require the approval of the holders of at least two-thirds of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of our directors.
In addition, the Stockholder Agreement will provide that, until UL Standards & Engagement no longer beneficially owns at least 25% of the voting power of our then-outstanding voting stock, certain significant corporate actions taken by us or our subsidiaries will require the prior written consent of UL Standards & Engagement. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”
The combination of the provisions of our Amended Charter, Amended Bylaws and the Stockholder Agreement, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Amended Charter will include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our Amended Bylaws generally will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our Amended Charter and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Indemnification Agreements
Prior to the completion of this offering, we intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Director and Officer Indemnification and Insurance.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Amended Charter will, to the fullest extent permitted by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to (i) UL Standards & Engagement, (ii) any director, officer or employee of UL Standards and Engagement or (iii) any of its or their affiliates (other than UL Solutions or any of our subsidiaries), each such person being an “Exempt Person.” Our Amended Charter will provide that, to the fullest extent permitted by law, our Exempt Persons will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we now engage or propose to engage or (2) otherwise competing with us. In addition, to the fullest extent permitted by law, if any Exempt Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such Exempt Person or any of such Exempt Person’s respective affiliates, on the one hand, and for UL Solutions or its subsidiaries, on the other hand, such Exempt Person will have no duty to communicate or offer such transaction or business opportunity to us and such Exempt Person may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity.
To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours unless (i) we would be permitted to undertake such transaction or opportunity in accordance with this Amended Charter, (ii) we have sufficient financial resources to undertake such transaction or opportunity, (iii) we have an interest or expectancy in such transaction or opportunity and (iv) such transaction or opportunity would be in the same or similar line of business in which we are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our Amended Charter will not renounce our interest in any business opportunity that is expressly offered to a director, executive officer or employee of the Company, solely in his or her capacity as a director, executive officer or employee of the Company. Lastly, the Amended Charter provides that the provision with respect to the corporate opportunity waiver will terminate on the later of the Trigger Date or the date upon which none of our officers or directors is also an officer or director of any affiliate or successor entity of UL Standards & Engagement.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of UL Solutions Inc. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment in cash of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction of which such stockholder complains or such stockholder’s shares thereafter devolved upon such stockholder by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “—Exclusive Venue” above.
Stock Exchange Listing
We intend to apply to list our Class A common stock on the NYSE under the symbol “ULS.” We do not intend to list the Class B common stock on any securities exchange.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street 23rd Floor, New York, New York 10005.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we will apply to have our Class A common stock listed on the NYSE, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2023, after giving effect to the Reclassification and the filing and effectiveness of our Amended Charter, we will have a total of          shares of our Class A common stock outstanding and          shares of our Class B common stock outstanding. This includes          shares of our Class A common stock that the selling stockholder is selling in this offering, which shares may be resold in the public market immediately following this offering. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.
Registration Rights
Pursuant to the Registration Rights Agreement, after the completion of this offering, UL Standards & Engagement will be entitled to certain rights with respect to the registration of the offer and sale of its shares of our Class A common stock under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Lock-Up Agreements
We, our executive officers, our directors, the selling stockholder and certain other individuals will agree that, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, we and they will not, subject to certain exceptions, during the period continuing through the date that is 180 days after the date of this prospectus, or the restricted period:
•offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, or publicly disclose an intention to do any of the foregoing, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act); or
•engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable, or exchangeable for shares of our Class A common stock) or publicly disclose an intention to do any of the foregoing, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise. Any shares purchased by our directors or officers pursuant to our directed share program shall also be subject to the lock-up agreements described above.
Such lock-up agreements are subject to a number of exceptions. See “Underwriting” for information about these exceptions and a further description of these agreements. Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed herein.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our Class A common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
Upon the expiration of the restricted period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed herein. For additional information, see “Underwriting.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions,” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding; and
•the average weekly trading volume in our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to equity awards that will be granted under the LTIP and the Post-Offering 2023 LTIP. We expect to file the registration statement covering shares offered pursuant to our equity incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144. See “Compensation Discussion and Analysis” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, sale and other taxable disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, sale and other taxable disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section titled “Dividend Policy,” subject to the discretion of our board of directors and applicable provisions of the DGCL, we anticipate declaring and paying quarterly dividends to holders of our Class A common stock for the foreseeable future. If we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below, we or the applicable withholding agent may treat the entire distribution as a dividend. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax pursuant to the third bullet point above if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING
We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Jefferies LLC
UBS Securities LLC
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
Total
The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional               shares of Class A common stock from the selling stockholder to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase               additional shares of Class A common stock.
Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our executive officers, our directors, the selling stockholder and certain other individuals have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co LLC and J.P. Morgan Securities LLC.
The foregoing restrictions on on our directors, our executive officers, the selling stockholder and certain other individuals do not apply to, among other things, and subject in certain cases to various conditions:
(a) transfers:
(i) to the underwriters pursuant to the underwriting agreement,
(ii) as bona fide gifts, charitable contributions or for bona fide estate planning purposes,
(iii) to any beneficiary of the holder pursuant to a will, other testamentary document or intestate succession,
(iv) to any member of the holder’s immediate family,
(v) to any trust for the direct or indirect benefit of the holder or the immediate family of the holder,
(vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (ii) through (v) above,
(vii) by operation of law, such as pursuant to a court or regulatory agency, pursuant to a qualified domestic order or in connection with a divorce settlement or decree or separation agreement,
(viii) to us or our affiliates, if the holder is an employee or consultant of ours or otherwise provides services to us, upon death, disability or termination of service,
(ix) by a business entity (A) to an affiliated or controlled entity or (B) as part of a distribution, transfer or disposition without consideration by the holder to its stockholders, partners, members, beneficiaries or other equity holders,
(x) to us upon the exercise, vesting, conversion or settlement of any CSARs, SARs, Performance Cash awards or any other equity awards (including, without limitation, restricted stock units, performance share units and stock options) or any security convertible into or exercisable or exchangeable for shares of our common stock (including, in each case, by way of “net” or “cashless” exercise) granted under an equity incentive plan or other equity award plan described in this prospectus (including for the payment of tax withholdings or remittance payments),
(xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a change of control transaction and that has been made to all holders of our capital stock, or
(xii) to us in connection with the conversion of any shares of Class B common stock into shares of Class A common stock;
(b) any sale of any shares of Class A common stock or other securities subject to the lock-up agreements acquired by the holder (1) in the open market after the completion of this offering; or (2) if such holder is not one of our directors or officers, in this offering; or
(c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that no transfers occur under such plan during such lock-up period.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the shares of Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among us, UL Standards & Engagement and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the Class A common stock on the NYSE under the symbol “ULS.” In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We and the selling stockholder estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $          . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.
We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify the selling stockholder against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, Bank of America, N.A., an affiliate of BofA Securities, Inc., and Wells Fargo Securities, LLC are joint-lead arrangers under our Credit Facility, and Bank of America, N.A. is administrative agent under our Credit Facility. Goldman Sachs Bank USA, an affiliate of Goldman Sachs & Co. LLC, is a lender under our Credit Facility. In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as the representatives of the initial purchasers, and BofA Securities, Inc. and Wells Fargo Securities, LLC served as joint-book running managers, in connection with our offering of $300 million aggregate principal amount of 6.500% senior notes due 2028, for which they received customary fees and commissions.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to customers that they should acquire, long or short positions in such assets, securities and instruments.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Sales pursuant to the directed share program will be made by Goldman Sachs & Co. LLP (the “DSP Underwriter”). We have agreed to indemnify the DSP Underwriter in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discounts and commissions listed on the cover of this prospectus (which will be paid with respect to shares purchased by persons who are not directors, director nominees, officers, existing shareholders or their employees or affiliates of existing shareholders that are legal entities or their employees, but not with respect to other shares), the underwriters will not be entitled to any commissions with respect to shares of Class A common stock sold pursuant to the directed share program. To the extent such shares are purchased by any of our existing directors or officers who have entered into lock-up agreements with the underwriters, such shares will be subject to the restrictions contained in such agreements.
Selling Restrictions
European Economic Area
In relation to each member state of the European Economic Area (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us, the selling stockholder or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with us, the selling stockholder and each of the underwriters and their affiliates that:
(a)it is a qualified investor within the meaning of the Prospectus Regulation; and
(b)in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.
We, the selling stockholder and the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the offering.
United Kingdom
This prospectus and any other material in relation to the shares of Class A common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the Shares will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or any of its contents.
No shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require us, the selling stockholder or any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each person in the UK who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the selling stockholder and the underwriters and their affiliates that it meets the criteria outlined in this section.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of

Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. The underwriters are being represented in connection with this offering by Weil, Gotshal & Manges LLP, New York, New York. UL Standards & Engagement is being represented in connection with this offering by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.
We also maintain a website at www.ul.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website or any subsection thereof is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements
Years Ended December 31, 2022, 2021 and 2020
Condensed Consolidated Financial Statements (Unaudited)
Nine Months Ended September 30, 2023 and 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of UL Solutions Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of UL Solutions Inc. (formerly known as UL Inc.) and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Contracts with Performance Obligations Satisfied Over-Time Using an Input Method
As described in Notes 1 and 3 to the consolidated financial statements, revenues from contracts with performance obligations satisfied over-time using an input method make up a significant portion of the Company’s certification testing revenues of $657 million and non-certification testing and other services revenues of $769 million. These revenues related to contracts that create an asset with no alternative use and have an enforceable right to payment for work completed to date are generally recognized over-time using an input method as performance obligations are satisfied. The input method requires management to make estimates in relation to measuring progress towards completion when recognizing revenue. Management measures progress towards completion of these contracts based on the relationship between time elapsed of each project phase relative to the expected duration of that phase. The portion of a project’s revenue to be recognized is determined based on the time elapsed between the start-date of each project phase relative to its estimated duration. The start-date of each phase is based on the date that work begins on the phase and the estimated duration is determined using an analysis of historical data from similar projects. Management applies judgment in determining the expected duration of each phase. The portion of a project’s revenue estimated as earned, but not yet completed, and recognized as revenue, is included in contract assets or as a reduction of contract liabilities.
The principal considerations for our determination that performing procedures relating to revenue recognition for contracts with performance obligations satisfied over-time using an input method is a critical audit matter are (i) the significant judgment by management when determining the expected duration of each project phase and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures related to revenue recognized and in evaluating audit evidence related to the determination of the expected duration of each project phase.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over management’s determination of the expected duration of each project phase. These procedures also included, among others (i) evaluating and testing management’s process for determining the expected duration of each project phase for a sample of contracts by considering the historical experience associated with similar projects; (ii) evaluating the appropriateness of the input method; and (iii) testing the completeness and accuracy of underlying data used in the input method for a sample of contracts.
Common Stock Per Share Value Used in the Valuation of Cash-Settled Stock Appreciation Rights
As described in Notes 1 and 17 to the consolidated financial statements, the Company’s consolidated cash-settled stock appreciation rights (CSARs) balance was $85 million as of December 31, 2022, which is made up of a short-term liability of $80 million recorded in accrued compensation and benefits and a long-term liability of $5 million recorded in other liabilities, representing the fair value of the CSARs. The fair value of a CSAR is estimated using a Black-Scholes-Merton option valuation model that uses various assumptions including the estimated value of the underlying stock price. The absence of a public market for the Company’s common stock requires management to estimate the fair value per share of the Company’s common stock. Fair value of the Company’s common stock is determined by management using a combination of an income approach and a market approach. The income approach is determined using a discounted cash flow analysis to estimate future cash flows of the business, discounted at an appropriate risk-adjusted rate. The discounted cash flow analysis relies on management’s internally developed long-range plans of earnings before interest, taxes, depreciation, amortization, capital expenditures, working capital, and an estimated long-term future growth rate. Long-range plans consider current and projected levels of income based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is determined using inputs from guideline public companies, adjusted for company specific factors. The market approach fair values were determined by applying market multiples for comparable publicly traded companies to revenue and earnings before interest, taxes, depreciation and amortization amounts estimated for the next annual periods based on internally developed long-range plans.
The principal considerations for our determination that performing procedures relating to the common stock per share value used in the valuation of cash-settled stock appreciation rights is a critical audit matter are (i) the significant judgment by management when determining the fair value estimate of the Company’s common stock; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the discount rate and long-range plans of earnings before interest and taxes used in the discounted cash flow analysis and estimated earnings before interest, taxes, depreciation and amortization amounts and market multiples for comparable publicly traded companies used in the market approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the fair value estimate of the Company’s common stock; (ii) evaluating the appropriateness of the discounted cash flow analysis and market approach; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow analysis and market approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the discount rate and long-range plans of earnings before interest and taxes used in the discounted cash flow analysis and estimated earnings before interest, taxes, depreciation and amortization amounts and market multiples for comparable publicly traded companies used in the market approach. Evaluating management’s assumptions related to the discount rate, long-range plans of earnings before interest and taxes, estimated earnings before interest, taxes, depreciation and amortization amounts, and market multiples for comparable publicly traded companies involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Company; (ii) the consistency with relevant industry forecasts and macroeconomic conditions, and external market and industry data; (iii) management’s historical forecasting accuracy; and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow analysis and market approach as well as evaluating the reasonableness of the significant assumptions related to the discount rate and market multiples for comparable publicly traded companies.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 28, 2023

We have served as the Company’s auditor since 2008.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Consolidated Statements of Operations

	Year Ended December 31,
(in millions, except per share data and shares outstanding)	2022	2021	2020
Revenue	$2,520	$2,517	$2,301
Cost of revenue	1,313	1,338	1,270
Selling, general and administrative expenses	795	892	668
Operating income	412	287	363
Interest expense	(17)	(1)	(1)
Other (expense) income, net	(12)	(12)	(29)
Income before income taxes	383	274	333
Income tax expense	74	36	90
Net income	309	238	243
Less: net income attributable to non-controlling interests	16	14	12
Net income attributable to stockholder of UL Solutions	$293	$224	$231

Earnings per common share:
Basic	$2.93	$12.17	$2,310,000
Diluted	$2.93	$12.17	$2,310,000

Weighted average common shares outstanding:
Basic	100,000,000	18,406,675	100
Diluted	100,000,000	18,406,675	100
The accompanying notes are an integral part of the Consolidated Financial Statements

UL Solutions Inc.
(Formerly Known as UL Inc.)
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(in millions)	2022	2021	2020
Net income	$309	$238	$243
Other comprehensive income, net of tax expense (benefit):
Pension and postretirement benefit plans, net of tax of $31, $21 and ($5)	91	61	(16)
Unrealized (loss) gain on available-for-sale securities, net of tax of $0, ($1) and $1	—	(2)	2
Foreign currency translation (loss) gain	(42)	(24)	42
Total other comprehensive income	49	35	28
Comprehensive income	358	273	271
Less: comprehensive income attributable to non-controlling interests	15	14	12
Comprehensive income attributable to stockholder of UL Solutions	$343	$259	$259
The accompanying notes are an integral part of the Consolidated Financial Statements

UL Solutions Inc.
(Formerly Known as UL Inc.)
Consolidated Balance Sheets

	As of December 31,
(in millions, except per share data and shares outstanding)	2022	2021
Assets
Current assets:
Cash and cash equivalents	$322	$1,328
Short-term investments	51	47
Accounts receivable, net of allowance of $11 and $12	376	368
Contract assets, net of allowance of $2 and $2	171	189
Prepaid expenses	73	61
Other current assets	5	6
Total current assets	998	1,999
Equity investments in non-consolidated affiliates	62	44
Property, plant and equipment, net of accumulated depreciation of $732 and $722	481	451
Goodwill	647	621
Intangible assets, net of accumulated amortization of $242 and $237	72	73
Operating lease right-of-use assets	156	151
Deferred income taxes	128	166
Capitalized software, net of accumulated amortization of $376 and $372	128	123
Other assets	48	34
Total Assets	$2,720	$3,662
Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$153	$179
Accrued compensation and benefits	311	383
Operating lease liabilities - current	42	36
Contract liabilities	142	135
Other current liabilities	46	59
Total current liabilities	694	792
Long-term debt	499	—
Pension and postretirement benefit plans	246	336
Operating lease liabilities	119	118
Other liabilities	85	84
Total Liabilities	1,643	1,330
Commitments and contingencies (Note 18)
Stockholder's equity:
Common stock, $0.001 per share, 100,000,000 shares issued and outstanding at December 31, 2022 and 2021	—	—
Additional paid-in capital	1,009	1,009
Retained earnings	211	1,518
Accumulated other comprehensive loss	(166)	(216)
Total stockholder's equity before non-controlling interests	1,054	2,311
Non-controlling interests	23	21
Total Stockholder's Equity	1,077	2,332
Total Liabilities and Stockholder's Equity	$2,720	$3,662
The accompanying notes are an integral part of the Consolidated Financial Statements

UL Solutions Inc.
(Formerly Known as UL Inc.)
Consolidated Statements of Stockholder's Equity

(in millions, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total Equity
Balance at December 31, 2019	$—	$1,009	$1,274	$(279)	$19	$2,023
Adoption of ASC 326, net of tax of ($1)	—	—	(2)	—	—	(2)
Balance at January 1, 2020	$—	$1,009	$1,272	$(279)	$19	$2,021
Net income	—	—	231	—	12	243
Dividend to stockholder of UL Solutions ($90,000 per share)	—	—	(9)	—	—	(9)
Dividend to non-controlling interest	—	—	—	—	(11)	(11)
Other comprehensive income, net of tax	—	—	—	28	—	28
Balance at December 31, 2020	$—	$1,009	$1,494	$(251)	$20	$2,272
Net income	—	—	224	—	14	238
Dividend to stockholder of UL Solutions ($2.00 per share)	—	—	(200)	—	—	(200)
Dividend to non-controlling interest	—	—	—	—	(13)	(13)
Other comprehensive income, net of tax	—	—	—	35	—	35
Balance at December 31, 2021	$—	$1,009	$1,518	$(216)	$21	$2,332
Net income	—	—	293	—	16	309
Dividend to stockholder of UL Solutions ($16.00 per share)	—	—	(1,600)	—	—	(1,600)
Dividend to non-controlling interest	—	—	—	—	(13)	(13)
Other comprehensive income (loss), net of tax	—	—	—	50	(1)	49
Balance at December 31, 2022	$—	$1,009	$211	$(166)	$23	$1,077
The accompanying notes are an integral part of the Consolidated Financial Statements

UL Solutions Inc.
(Formerly Known as UL Inc.)
Consolidated Statements of Cash Flows

	Year Ended December 31,
(in millions)	2022	2021	2020
Operating activities
Net income	$309	$238	$243
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	135	142	147
Loss (gain) on disposal of assets	2	(5)	4
Allowance for credit losses	6	7	9
Loss on foreign exchange transactions	18	11	16
Gains on investments, net	(18)	(5)	(10)
Equity in earnings of non-consolidated affiliates	(2)	(11)	(3)
Dividends from investments in non-consolidated affiliates	2	2	2
Deferred income taxes	10	(70)	(2)
Pension settlement losses	18	11	15
Changes in assets and liabilities, excluding the effects of acquisitions
Accounts receivable	(15)	(1)	(10)
Contract and other assets	(12)	(13)	3
Accounts payable	(18)	30	8
Accrued expenses	(85)	83	43
Pension and postretirement benefit plans	19	(6)	1
Contract and other liabilities	3	8	21
Net cash flows provided by operating activities	372	421	487
Investing activities
(Purchases) redemptions of short-term investments, net	(8)	(46)	27
Purchases of investments	—	—	(250)
Sales of investments	1	371	1
Purchases of equity investments in non-consolidated affiliates	(2)	(1)	(3)
Proceeds from sale of assets	1	8	—
Acquisitions, net of cash acquired	(66)	(47)	—
Capital expenditures	(164)	(107)	(119)
Net cash flows (used in) provided by investing activities	(238)	178	(344)
Financing activities
Proceeds from long-term debt	700	—	—
Repayment of long-term debt	(200)	—	—
Dividends to stockholder of UL Solutions	(1,600)	(200)	(9)
Dividends to non-controlling interest	(13)	(24)	(11)
Other financing activities, net	(3)	(4)	—
Net cash flows used in financing activities	(1,116)	(228)	(20)
Effect of exchange rate changes on cash and cash equivalents	(24)	(14)	4
Net increase in cash and cash equivalents	(1,006)	357	127
Cash and cash equivalents
Beginning of year	1,328	971	844
End of year	$322	$1,328	$971

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$17	$1	$—
Cash paid during the year for income taxes	68	132	69
Cash paid during the year for stock-based compensation	48	18	36

Noncash investing and financing activities
Capital expenditures funded by liabilities	$29	$33	$18
Acquisitions funded by liabilities	7	1	2
The accompanying notes are an integral part of the Consolidated Financial Statements

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
1. Description of Business and Summary of Significant Accounting Policies
Description of Business
UL Solutions Inc. (together with its consolidated subsidiaries, “UL Solutions” and the “Company”), is a global safety science leader that provides independent third-party testing, inspection and certification services and complementary software and advisory services. Until November 30, 2021 the Company was wholly owned by Underwriters Laboratories Inc. (“UL Research Institutes”). On such date, UL Research Institutes transferred all of the Company’s issued and outstanding common stock held by it to ULSE Inc. (“UL Standards & Engagement”, formerly known as ULS, Inc.) through a series of common control transactions. As a result, the Company’s immediate parent is UL Standards & Engagement, of which UL Research Institutes is the sole member. UL Solutions was formerly known as UL Inc. On June 16, 2022, the Company filed an amendment to its restated certificate of incorporation changing its name from UL Inc. to UL Solutions Inc.
Basis of Presentation and Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company has determined it is the primary beneficiary. All intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses using the equity method when it has significant influence but not control (generally between 20% and 50% ownership) and is not the primary beneficiary. The significant accounting policies, as summarized below, conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has reclassified certain amounts in prior period financial statements to conform to the current period’s presentation.
In the second quarter of 2023, the Enterprise and Advisory segment was renamed “Software and Advisory.” The Software and Advisory segment name change was to the name only and had no impact on the Company’s historical financial position, results of operations, cash flow or segment level results previously reported.
Effective April 1, 2022 the Company changed the inputs used to estimate the revenue recognition pattern of Certification Testing and Non-certification Testing and Other Services arrangements recognized over time. Previously measurement was based on the relationship between time elapsed and expected project duration, which was considered the most indicative of the Company’s performance to date under the terms of the contract. Beginning April 1, 2022, the Company measures progress towards completion of these contracts based on the relationship between time elapsed of each project phase relative to the expected duration of that phase. Project phase data was not previously available and is considered a more precise measure of the Company’s performance to-date under the terms of the contract. Refer to revenue recognition section of Note 1 for additional information.
Effective January 1, 2021, the Company changed its segments to align with changes in its internal management structure. The Company serves its customers, manages the business and reports its financial results through two complementary businesses, Testing, Inspection and Certification (“TIC”) and Software and Advisory (“S&A”). The Company’s TIC business is made up of two segments, Industrial and Consumer, which provide comprehensive testing, inspection and certification services to customers across a broad array of end markets. The Company generates revenue in these segments through four major service categories: Certification Testing; Ongoing Certification Services; Non-certification Testing and Other Services; and Software. The Company’s S&A business provides subscription-based software and advisory services to support the Company’s clients’ risk management, sustainability and compliance processes. The Company generates revenue in this segment through two major service categories: Software and Non-certification Testing and Other Services. The Company has presented its segment information as of and for the years ended December 31, 2022, 2021 and 2020 in accordance with the above segment structure.
Refer to Note 20 for additional information on the Company’s segments.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are inherently uncertain and actual results could differ materially from estimated amounts. Estimates are used for, but are not limited to, contractual revenue recognized, future cash flows associated with impairment testing for goodwill and long-lived assets, future cash flows associated with the valuation of Cash-settled Stock Appreciation Rights (“CSARs”), certain assumptions related to pension and postretirement benefits and income taxes. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
The Company has assessed various accounting estimates, including those that require consideration of forecasted financial information, in conjunction with the unknown future impacts of the COVID-19 pandemic using information that is reasonably available to the Company. The Company believes that the accounting estimates are appropriate after giving consideration to the increased uncertainties surrounding the severity and duration of the pandemic, however as additional information becomes available to the Company, the Company’s future assessment of these estimates, including the Company’s expectations regarding the duration, scope and severity of the pandemic, as well as other factors, could materially and adversely impact the Company’s consolidated financial statements in future reporting periods.
Cash and Cash Equivalents
Cash and cash equivalents include investments purchased with original maturities of three months or less.
Short-term Investments
Short-term investments, consisting of certificates of deposit, are recorded at amortized cost, which approximates fair value.
Accounts Receivable and Contract Assets
Accounts receivable consists of trade receivables billed and currently due from customers as well as amounts currently due from other external parties. Contract assets represent revenues for projects that have been recognized for accounting purposes, but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for credit losses. The allowance is an estimate based on historical collection experience, current and future economic and market conditions and a review of the current status of each customer’s trade accounts receivable. Management evaluates the aging of the accounts receivable balances and the financial condition of its customers and all other forward-looking information that is reasonably available to estimate the amount of accounts receivable that may not be collected in the future and records the appropriate provision. Account balances are written off against the allowance when it is determined the accounts receivables will not be recovered.

Allowance for Credit Losses	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
(in millions)
Year ended December 31, 2022	$14	6	(7)	$13
Year ended December 31, 2021	$13	7	(6)	$14
Year ended December 31, 2020(a)	$10	9	(6)	$13
___________________
(a)Effective January 1, 2020, the Company early adopted ASC 326, Financial Instruments - Credit Losses, using the modified retrospective adoption approach. The Company recorded a noncash cumulative effect adjustment to retained earnings of $3 million, net of $1 million of income taxes, on the opening Consolidated Balance Sheet as of January 1, 2020.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and contract assets. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The Company

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
believes the likelihood of incurring material losses due to concentration of credit risk is minimal. The Company actively limits its exposure to credit risk by maintaining cash deposits with major financial institutions as counterparties and by maintaining accounts receivable with a large number of customers in diverse industries and geographies in addition to establishing reasonable credit approvals and limits.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation. Major replacements and improvements are capitalized, while maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses resulting from sales and retirements are included within operating income.
Depreciation is computed using the straight–line method over the estimated useful life of the asset as follows:

Land improvements	15 years
Building and building improvements	15 - 50 years
Leasehold improvements	Lease term
Machinery, equipment and office furniture	3 - 15 years
Goodwill
The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which requires an allocation of the purchase consideration transferred to the identifiable assets and liabilities based on the estimated fair values as of the acquisition date. Goodwill represents the excess of the purchase price of an acquired entity over the fair value of net assets acquired. Goodwill is tested for impairment annually in the fourth quarter, or more frequently if an event occurs or conditions change that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. The Company’s reporting units have been identified as one level below its operating segments. The goodwill impairment testing is performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.
To evaluate the recoverability of a reporting unit’s goodwill the Company has the option to first perform a qualitative analysis. If the qualitative analysis indicates it is more likely than not that the fair value of a reporting unit is below its carrying amount, the Company performs a quantitative impairment assessment for that reporting unit. The Company did not perform a qualitative analysis for any of its reporting units for the years ended December 31, 2022 or 2021.
The Company’s quantitative assessment consists of a fair value calculation for each reporting unit that combines an income approach and a market approach, using an equal weighting. The quantitative assessment requires the application of a number of significant assumptions which are further described below, including estimated future cash flows of the reporting unit, discount rates, and market multiples.
The fair value using the income approach is determined based on the present value of estimated future cash flows of the reporting unit, discounted at an appropriate risk‑adjusted rate. The Company uses its internally developed long-range plans to estimate future cash flows and include an estimate of long‑term future growth rates based on its most recent views of the long‑term outlook for each reporting unit. Development of the Company’s long-range plans includes consideration of current and projected levels of income for the reporting unit based on management’s plans for that business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is based on the weighted average cost of capital for the reporting unit. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in the Company’s long-range plans.
The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
which the reporting units operate given consideration to risk profiles, size, geography and diversity of products and services.
The Company did not recognize any impairments of goodwill for the years ended December 31, 2022 or 2021.
Intangible and Other Long-lived Assets
The Company amortizes finite-lived intangible assets using the straight-line method over their estimated economic useful lives, which range from two to fifteen years. The Company reviews long-lived assets, including property, plant and equipment, capitalized software and intangible assets with finite lives for impairment whenever an event occurs or conditions change that indicate the carrying amount of the asset group may not be recoverable. When such events occur, the Company performs a recoverability test by comparing the projected undiscounted cash flows of the asset group to the carrying amount. If this comparison indicates that there is a potential impairment, the asset group’s fair value is determined based on the present value of its estimated future cash flows, discounted at an appropriate risk-adjusted rate. An impairment charge is recorded for the amount by which the carrying amount of the asset group exceeds its fair value. The Company did not recognize any impairments of intangible or other long-lived assets for the years ended December 31, 2022 or 2021.
Leases
The Company determines if an arrangement is a lease at inception and reassesses that conclusion if the contract is modified. The Company evaluates whether the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration in order to determine if the contract is or contains a lease. The right to control the use of an identified asset includes the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset.
The Company’s classes of leased assets include real estate, vehicles, and equipment. When it is reasonably certain that an option to extend or terminate a lease will be exercised, the Company has included the option in the recognition of right-of-use (“ROU”) assets and lease liabilities. The Company does not recognize ROU assets or lease liabilities for leases with a term of twelve months or less. The Company accounts for lease and non-lease components as a single component for all asset classes.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement and measured based on the present value of lease payments over the lease term. Variable lease payments are recognized as incurred and are not presented as part of the ROU asset or lease liability. Operating lease cost is recognized on a straight-line basis over the lease term. The Company does not have material finance leases.
The Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is based on its estimated rate of interest for a collateralized borrowing over a similar term as the lease payments. The same process is followed for any new leases at their commencement dates or modification to existing leases that require remeasurement.
Capitalized Software
Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, where no substantive plan either exists or is being developed to externally market the software, are capitalized in accordance with the provisions of ASC Topic 350-40, Internal-use Software (“ASC 350-40”). Certain costs incurred after the completion of the preliminary project stage and after management, with the relevant authority, has authorized and committed funds to the computer software project, and it is probable that the project will be completed and the software will be used to perform the function intended, are capitalized. For development costs capitalized under the requirements of ASC 350-40, amortization begins when each software module is ready for its intended use. Costs are amortized over the estimated useful life on a straight-line basis. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Additions to capitalized software are reported within capital expenditures in the Consolidated Statements of Cash Flows.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
The Company capitalizes certain implementation costs related to cloud computing service arrangements that are incurred during the application development stage. Subsequently, the costs are amortized on a straight-line basis over the non-cancelable term of the hosting agreement plus any reasonably certain renewal period. Capitalized costs are included as a component of other assets on the Consolidated Balance Sheets and amortization is included as an operating expense in the Consolidated Statements of Operations. The corresponding cash flows related to the capitalized cloud implementation costs are reported within operating activities.
Development costs for software to be sold, leased or otherwise marketed are capitalized in accordance with ASC Topic 985-20, Costs of Software to be Sold, Leased, or Marketed. Costs incurred in research and development of new releases or significant enhancements of software products that add new functionality are expensed until technological feasibility of the software product has been established and all research and development activities for the other components of the product or process have been completed. Technological feasibility is established when all of planning, designing, coding, and testing activities are completed that are necessary to establish that the product can be produced to meet its design specifications, including features, and technical performance requirements. Development costs incurred subsequent to establishing technological feasibility are capitalized up until the software is available for general release, and are amortized on a straight-line basis over the useful life of the software (three to seven years).
Amortization expense of capitalized internal-use software costs totaled $43 million, $45 million and $51 million for the years ended December 31, 2022, 2021 and 2020.
Accounts Payable and Contract Liabilities
Accounts payable consists of trade payables currently due to vendors as well as amounts currently due to other external parties. Contract liabilities include payments received in advance of performance under the contract and are subsequently reduced when the associated revenue is recognized for the respective contract. Amounts initially recorded as contract liabilities are recognized as revenue in accordance with the Company’s revenue recognition policy.
Fair Value
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying amount of long-term debt approximates fair value.
ASC Topic 820, Fair Value Measurement (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:
•Level 1 observable inputs such as quoted prices in active markets;
•Level 2 inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•Level 3 unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.
ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company does not have any assets or liabilities measured at fair value on a recurring basis that are Level 3, except for certain pension assets discussed in Note 11. The Company did not have any transfers between fair value levels during the years ended December 31, 2022 and 2021.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), when its customer obtains control of promised goods or services, or as the Company renders services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods and services. For each arrangement the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligation(s) in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.
The Company’s standard payment terms are due upon receipt of the invoice, except for certain customers, which may be required to make advance payments. Certain customers may be offered extended payment terms on a case-by-case basis generally not longer than 90 days.
The Company’s contracts with customers may include promises to transfer multiple goods and services to a customer. When a contract includes multiple goods and services, judgment is required to determine whether each good or service is considered distinct and accounted for separately, or not distinct and accounted for together with the other goods or services in the contract. Certain contracts contain goods or services that are highly integrated or highly interdependent and are accounted for as a single performance obligation. Other contracts have goods or services that are distinct and accounted for separately. Those goods and services that are determined to be separate performance obligations are treated as separate units of account and are allocated a portion of the transaction price based on relative stand-alone selling price, which is the price at which an entity would sell a promised good or service separately to a similar customer in similar circumstances. The stand-alone selling price is determined using an established list price for the specific service and geographical region, or through a needs-based assessment. If a needs-based assessment approach is used, the stand-alone selling price is estimated by multiplying the expected labor hours by a labor rate. The labor rate is determined by considering the cost of labor, other miscellaneous costs (e.g., overhead) and applying a margin. The labor rate may be adjusted for geographic differences and other items as determined necessary, and is reviewed on a periodic basis for appropriateness.
The transaction price for contracts may include both fixed and variable consideration, which includes customer volume rebates, discounts, and the consideration received if contingent upon the quantity of tasks completed or occurrence or nonoccurrence of a future event. The Company estimates variable consideration using both the most likely amount and expected value methods to determine the total consideration to which the Company expects to be entitled. The method used to estimate variable consideration varies by contract. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available. As most variable consideration is estimable with a high degree of confidence, generally no such constraint is necessary. The Company typically has contracts in which the period between payment and transfer of the goods is less than one year. As such, the Company has elected the practical expedient to not adjust the amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less. For those instances in which the period is greater than one year, UL Solutions determined that a significant financing component is not present in the transaction as the business purpose of these arrangements is not to provide financing to UL Solutions.
The majority of the Company’s revenue from contracts with customers represents revenue from services recognized over time as performance obligations are satisfied. The appropriate measure of progress is an input method, however, the amount of revenue to be recognized requires the Company to make estimates, in particular in relation to measuring progress towards completion.
For the Company’s Certification Testing and Non-certification Testing and Other Services arrangements recognized over time, until April 1, 2022, the Company measured progress towards completion based on the relationship between time elapsed and expected project duration, which was considered the most indicative of the Company’s performance to date under the terms of the contract. The portion of the project’s revenue to be

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
recognized was determined based on the percentage of time elapsed for the project during the period relative to expected project duration. The start-date was determined by the receipt of a confirmed order, and the end-date was determined by the completion of the order’s deliverables. Beginning April 1, 2022, the Company measures progress towards completion of these contracts based on the relationship between time elapsed of each project phase relative to the expected duration of that phase. Project phase data was not previously available and is considered a more precise measure of the Company’s performance to-date under the terms of the contract. The portion of a project’s revenue to be recognized is determined based on the time elapsed between the start-date of each project phase relative to its estimated duration. The start-date of each phase is based on the date that work begins on the phase and the estimated duration is determined using an analysis of historical data from similar projects. Management applies judgment in determining the expected duration of each phase. The Company applied the change in estimate prospectively to contracts in-process at the date of the change, as well as new contracts with a start-date subsequent to the change. The portion of a project’s revenue estimated as earned, but not yet completed, and recognized as revenue, is included in contract assets or as a reduction to contract liabilities.
The net decrease to the Company’s results of operations and earnings per share was as follows:

(in millions, except per share data)	December 31, 2022
Revenue	$23
Operating income	$23
Net income	$21
Earnings per share	$0.21
The net decrease to revenue and operating income of the Company’s Industrial segment for the year ended December 31, 2022 was $14 million. The net decrease to revenue and operating income of the Company’s Consumer segment for the year ended December 31, 2022 was $9 million.
The Company’s cost to obtain a contract is generally commission paid to sales personnel for the sale of services. Management determined that the amortization period of the commission costs would be one year or less and therefore has elected the practical expedient to expense these costs as incurred. As a result, the costs to obtain a contract are expensed as incurred.
The Company typically does not incur costs to fulfill which would meet the capitalization criteria and therefore these costs are typically expensed as incurred.
When the Company performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.
Refer to Note 3 for additional information.
Cost of Revenue
Cost of revenue includes personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for employees directly attributable to revenue generation across each of the Company’s four major service categories. In addition, cost of revenue includes facility related costs for labs and other buildings where testing and inspection services are performed, depreciation on equipment used in testing, amortization of capitalized software, customer-related travel costs, expenses related to third party contractors or third party facilities and consumable materials and supplies used in testing and inspection and other costs associated with generating revenue.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for indirect administrative functions such as executive,

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
finance, legal, human resources and information technology, not included within cost of revenue. Additionally, selling, general and administrative expenses include third party consultancy costs, facility costs, depreciation and amortization, internal research and development costs as well as legal and accounting fees, travel, marketing, bad debt and non‑chargeable materials and supplies.
Foreign Currency
The functional currency of certain of the Company’s foreign affiliates is the local currency. Assets and liabilities of international subsidiaries have been translated into U.S. dollars at the balance sheet date, and income and expense items have been translated using monthly average exchange rates for the period. The resulting currency translation adjustments have been recorded as a separate component of other comprehensive income (loss). The Company revalues assets and liabilities entered in foreign currency at the balance sheet date and the resulting unrealized gain (loss) is recorded as other (expense) income, net in the Consolidated Statements of Operations. Realized losses on foreign currency transactions totaled $7 million in 2022, $9 million in 2021 and $5 million in 2020 and have been recorded as selling, general and administrative expenses in the Consolidated Statements of Operations.
Stock-based Compensation
The Company maintains a CSAR plan for certain employees and officers. The Company measures CSARs based on their fair value in accordance with ASC Topic 718, Compensation—Stock Compensation. Compensation expense is recognized ratably over the requisite service period, which is generally the vesting period of the respective award. The compensation expense is recognized net of estimated forfeitures, which are estimated based on an analysis of historical share forfeitures.
The fair value of a CSAR is estimated using a Black-Scholes-Merton option valuation model that uses various assumptions including the estimated value of the underlying stock price, the expected stock price volatility, the risk-free interest rate, and expected term of the CSAR.
The absence of a public market for the Company’s common stock requires management to estimate the fair value per share of common stock. As set forth in the Company’s Long-Term Incentive Plan (“LTIP”), the determination is made at the direction of the Human Capital and Compensation Committee and pursuant to a reasonable valuation method in accordance with Section 409A of the Internal Revenue Code, including without limitation, by reliance on third-party valuations completed within the preceding twelve months. In 2022 and 2021, the valuation methodology used a combination of an income approach and a market approach. In 2020, the valuation methodology used only an income approach.
The fair value using the income approach is determined using a discounted cash flow analysis to estimate future cash flows of the business, discounted at an appropriate risk-adjusted rate. The Company uses its internally developed long-range plans of earnings before interest, taxes, depreciation, amortization, capital expenditures and working capital to estimate future cash flows and include an estimated long-term future growth rate based on management’s most recent view of the long-term outlook for the business. Development of the Company’s long-range plans includes consideration of current and projected levels of income based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is determined using inputs from guideline public companies, adjusted for company specific factors.
The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in which the Company operates given consideration to risk profiles, size, geography and diversity of products and services. The multiples are applied to estimated revenue and earnings before interest, taxes, depreciation and amortization for the next annual periods using the Company’s internally developed long-range plans.
The valuation methodology also considers several objective and subjective factors to estimate the fair value per share of the Company’s common stock, including market conditions, Company developments and milestones, the Company’s financial position, including cash on hand and the Company’s historical and forecasted performance and operating results. Third-party valuations are performed in accordance with the guidance outlined in the American

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.
The Company estimates volatility based on the volatility of a set of comparable peer companies. The risk-free interest rate represents the continuously compounded yield on zero coupon U.S. Treasury STRIPs with a remaining term equivalent to the estimated remaining term of the CSAR. The expected term is estimated based on a number of inputs including the stock price, volatility, and time remaining to expiration.
Other (Expense) Income, net
Other (expense) income, net consists primarily of non-operating gains and losses, income and expenses related to the revaluation performed on designated balance sheet accounts, investment income, equity in earnings of non-consolidated affiliates and non-operating pension and postretirement benefit expenses.
Interest Expense
Interest expense consists primarily of interest expense on the Company’s debt obligations.
Income Taxes
The Company recognizes income taxes based on amounts refundable or payable for the current year and records deferred tax assets or liabilities for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. Inherent in determining the annual tax rate, are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets, primarily net operating loss and other carryforwards, is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. The Company has classified all deferred tax assets and liabilities, along with any related valuation allowances, as net non-current on the Consolidated Balance Sheets. Deferred tax expense or benefit is the result of changes in the deferred tax asset or liability.
The Company records valuation allowances to reduce deferred tax assets to the amount that is more-likely-than-not to be realized. When assessing the need for valuation allowances, the Company considers all available evidence, including three years of cumulative operating income/(loss), expected future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizable value of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.
For uncertain tax positions related to exposures associated with various tax filing positions, the Company recognizes a tax benefit only if it is more‑likely‑than‑not that the tax position will be sustained upon examination by the relevant taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that is more‑likely‑than‑not to be realized upon settlement. The Company adjusts its liability for unrecognized tax benefits in the period they are settled, the statute of limitations expires, or when new information becomes available.
The Company has generated income in certain foreign jurisdictions that may be subject to additional foreign withholding taxes and U.S. state income taxes, if repatriated. The Company regularly reviews its plans for reinvestment or repatriation of unremitted foreign earnings. The Company currently has two affiliates for which tax liabilities are recorded on unremitted foreign earnings. The Company’s assertion on indefinite reinvestment of foreign earnings is based upon assumptions of future liquidity needs of the business and cash flow projections of affiliates.
The accounting policy of the Company is to record U.S. tax on Global Intangible Low-Taxed Income in the provision for income taxes in the year it is incurred.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Recently Issued Accounting Standards - Adopted
Effective January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendments in the guidance remove, modify and add certain disclosure requirements related to government assistance covered in Accounting Standards Codification (“ASC”) Topic 832, Government Assistance. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
Effective July 1, 2022, the Company adopted ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers—Topic 805, Business Combinations. The guidance eliminates diversity in practice related to contract liabilities recognized in a business combination, as well as accounting for payment terms and their effect on subsequent revenue recognized by the acquirer. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
Effective December 21, 2022 upon issuance, the Company adopted ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The ASU extends the date entities can apply the transitional provisions in Topic 848 to December 31, 2024. After such date, entities will no longer be permitted to apply the relief in Topic 848 related to reference rates expected to be discontinued. This optional guidance was effective immediately and did not have a material impact on the Company’s consolidated financial statements.
2. Earnings Per Share
Basic and diluted earnings per share were calculated for the years ended December 31 as follows:

(in millions, except per share data and shares outstanding)	2022	2021	2020
Net income attributable to stockholder of UL Solutions	$293	$224	$231
Basic weighted average common shares outstanding	100,000,000	18,406,675	100
Effect of dilutive securities	—	—	—
Diluted weighted average common shares outstanding	100,000,000	18,406,675	100

Basic earnings per share attributable to stockholder of UL Solutions	$2.93	$12.17	$2,310,000
Diluted earnings per share attributable to stockholder of UL Solutions	$2.93	$12.17	$2,310,000
In November 2021, the Company issued 99,999,900 additional shares of Class A common stock, which resulted in a significant increase to the Company’s weighted average common shares outstanding. Refer to Note 15 for further details.
3. Revenue
The table below summarizes the major service categories from which the Company derives its revenues for the years ended December 31:

(in millions)	2022	2021	2020
Certification Testing	$657	$678	$635
Ongoing Certification Services	828	829	766
Non-certification Testing and Other Services(a)	769	765	678
Software(a)	266	245	222
Total	$2,520	$2,517	$2,301
__________________
(a)The Company has reclassified revenue transactions related to advisory services that were previously included within the Software and Advisory service category (now known as Software) to the Non-certification Testing and Other Services category (previously known as Non-certification Testing, Inspections and Audit) for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 to conform to the current period’s presentation.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Description of Major Service Categories
Certification Testing
Certification Testing involves the evaluation of products, components and systems in accordance with industry standards, regulatory requirements and other design and performance specifications. As a result of the certification testing process, many of the Company’s customers are authorized to use the UL-in-a-circle certification mark (the “UL Mark”) on their products, packaging and marketing collateral to demonstrate to the marketplace that their tested product met the applicable requirements. This service supports the Company’s customers’ new product development processes and helps customers mitigate risk, demonstrate safety compliance and deliver confidence to businesses and consumers. Certification testing services often lead to Ongoing Certification Services to support the continued safety, compliance and performance objectives of the customer.
Contracts are generally structured as fixed payments as the total amount to be charged to the customer does not vary. Revenue from Certification Testing is generally recognized over-time. In these cases, the services create an asset with no alternative use as each of the services are specific to the products and specifications provided by the customer, and the Company has an enforceable right to payment. Through April 1, 2022, revenue is generally recognized using an input method based on the relationship between time elapsed and expected project duration and after April 1, 2022, based on the relationship between time elapsed of each project phase relative to the expected duration of that phase, which is considered the most indicative of the Company’s performance to-date under the terms of the contract.
In some instances, revenue from Certification Testing does not meet the over-time criteria and is recognized at a point in time when control is transferred to the customer. Control is transferred to the customer upon the delivery of the test report to the customer. These instances occur when the agreement or the nature of the services causes a lack of right to payment until control transfer.
Ongoing Certification Services
In order to maintain the right to use the UL Mark on and in conjunction with their products and to meet certain regulatory requirements, the Company’s customers must meet specific certification program requirements, including mandatory inspection and monitoring by the Company. These requirements, addressed through tailored certification and inspection services, are designed to validate the continued compliance of customers’ previously certified products, components, and systems. The Company delivers these services through periodic inspections, initial and follow-up audits, sample testing, and UL label usage, the frequency and combination of which can vary based on product, component or system type, production volume and historical customer compliance. These services are designed and executed to help protect the integrity of the UL Mark.
Contracts are generally structured as fixed payments as the total amount to be charged to the customer does not vary. In some cases, the customer is charged a usage price based on its total production volume. Revenue from compliance program contracts is recognized over-time on a straight-line basis because the customer receives and consumes the benefit of continued certification as the Company performs services through the periodic verification of the customers’ compliance.
As part of Ongoing Certification Services, customers may order physical labels (recorded in other assets) that bear the UL Mark to affix to their products to demonstrate to end-customers that the products comply with the certification requirements of the Company. The labels are a separate performance obligation, distinct from the compliance program. Revenue from physical labels is recognized upon shipment, the point in time in which the customer obtains control of the labels.
Non-certification Testing and Other Services
Non-certification Testing services consist of performance testing against customer or other requirements that may or may not be required by any regulation and may or may not necessarily result in a certification, but which are still desired by the Company’s customers to help ensure the desired safety, performance and reliability of their products. Other services include on-site and remote inspections, audits and field engineering specialty services, as

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
well as highly tailored advisory services to support the Company’s customers’ efforts to effectively manage safety, compliance and regulatory risks, enhance security and sustainability and access new markets. Additionally, the Company’s non-certification offerings provide the Company with insight into the supply chains of its customers, which often leads to incremental cross-selling opportunities for additional UL Solutions services.
Contracts are generally structured as fixed payments as the total amount to be charged to the customer does not vary. For services where the customer does not simultaneously receive and consume the benefit of the performance obligation, revenue is recognized upon the delivery of the final deliverables to the customer. For services that create an asset with no alternative use as each of the services are specific to the products and specifications provided by the customer, and the Company has an enforceable right to payment, through April 1, 2022, revenue is generally recognized using an input method based on the relationship between time elapsed and expected project duration and after April 1, 2022, based on the relationship between time elapsed of each project phase relative to the expected duration of that phase, which is considered the most indicative of the Company’s performance to date under the terms of the contract. Advisory revenue is generally recognized over time.
Software
The Company’s broad suite of software services enhances customers’ risk management processes by enabling them to proactively reduce risk, improve operational and quality performance and help to ensure on-going environment, health and safety (“EHS”) compliance across their systems, assets and enterprises. The Company’s software services are highly complementary to the other services the Company offers and allow the Company to deliver fully integrated solutions to its customers.
The Company’s Software-as-a-Service (“SaaS”) and licensed software solutions provide data-driven supply chain insights (e.g. chemical management), sustainability monitoring and verification (e.g. energy consumption tracking), compliance reporting (e.g. employee safety training), engineering process management, building health and safety and product and process cybersecurity evaluations (e.g. vulnerability assessments).
Contracts are structured as fixed payments as the total amount to be charged to the customer does not vary. The Company generally recognizes revenue from SaaS contracts, which are provided on a subscription basis, ratably over the contract period beginning on the date the service is first made available to the customer. The Company generally recognizes revenue from on-premise software at a point in time when it is made available to the customer. The revenue from implementation services, post-contract customer support services, and other customer support services is recognized over the service period as the customer benefits from the services as they are performed.
Contract Balances
Gross contract liabilities for services totaled $110 million and $108 million as of December 31, 2022 and 2021, respectively, which are reduced by previously recognized revenue of $29 million and $34 million as of December 31, 2022 and 2021, respectively. In addition, contract liabilities include amounts collected for annual fees as well as fees collected on software license arrangements that are earned over the term of the arrangement. Contract liabilities for these services totaled $61 million as of both December 31, 2022 and 2021.
The revenue recognized during the year ended December 31, 2022, that was included in contract liabilities at December 31, 2021, amounted to $103 million. The revenue recognized during the year ended December 31, 2021, that was included in contract liabilities at December 31, 2020, amounted to $108 million.
Remaining Performance Obligations
At December 31, 2022, the Company estimates that $139 million in revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. The Company expects to recognize approximately 70% of its unsatisfied (or partially unsatisfied) performance obligations as revenue in 2023, with the remaining balance to be recognized in 2024 and thereafter.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Remaining consideration from contracts with customers is included in the amount presented above and pertains to contracts with multiple performance obligations and multi-year maintenance agreements, which are typically recognized as the performance obligation is satisfied.
4. Acquisitions
The Company’s acquisitions have historically been made at prices above the determined fair value of the acquired identifiable net assets, resulting in goodwill attributable to the value of the assembled workforce, as well as expected synergies with the Company’s existing lines of business. These synergies include the elimination of redundant facilities, functions and staffing; use of the Company’s existing commercial infrastructure to expand sales of the acquired businesses’ products; and use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of Company products. Aggregate acquisition-related costs associated with business combinations are not material for the years ended December 31, 2022, 2021 and 2020, and are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Operations as incurred.
In October 2022, the Company acquired 100% of the outstanding stock of Kugler Maag CIE GmbH (“Kugler Maag”) for approximately $31 million in cash (subject to customary post-closing adjustments). Kugler Maag is a Germany-based provider of process excellence, assessment and training solutions that supports the automotive industry. Goodwill of $19 million, subject to finalization of the purchase price allocation, primarily relates to expected synergies with the Company’s existing business, as well as the value of the assembled workforce, and has been included within the Company’s Consumer segment. Goodwill related to this acquisition is not deductible for income tax purposes.
The following table summarizes the preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed for the Kugler Maag acquisition.

(in millions)
Cash	$6
Accounts receivable and other current assets	7
Intangible assets	8
Goodwill	19
Total assets	40
Accounts payable and other current liabilities	(6)
Deferred income taxes	(3)
Total fair value of net assets acquired	$31
In September 2022, the Company acquired 100% of the outstanding stock of Cimteq Holdings Limited (together with its operating subsidiary, “Cimteq”), a United Kingdom-based provider of design support and manufacturing software for the wire and cable industries. The purchase price, consisting of $15 million in cash consideration (as adjusted for customary post-closing adjustments) is primarily related to goodwill of $12 million. Goodwill primarily relates to expected synergies with the Company's existing business and has been included within the Company’s Industrial segment. Goodwill related to this acquisition is not deductible for income tax purposes.
In June 2022, the Company acquired 100% of the outstanding stock of KAM Specialty Equipment Services Company (doing business as “Data Test Labs”), a US-based company focusing on electrical, environmental and mechanical testing for automakers and their suppliers. The purchase price, consisting of approximately $16 million in cash consideration (as adjusted for customary post-closing adjustments) is primarily related to goodwill of $9 million. Goodwill primarily relates to expected synergies with the Company’s existing business and has been included within the Company’s Consumer segment. Goodwill related to this acquisition is deductible for income tax purposes.
In February 2022, the Company acquired 100% of the outstanding stock of KBW Corporation (“KBW”), a South Korea-based company specializing in electromagnetic, wireless and safety testing for the medical device and consumer technology industries. The purchase price, consisting of approximately $18 million in cash consideration

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
(as adjusted for customary post-closing adjustments) is primarily related to property, plant and equipment of $14 million.
In July 2021, the Company acquired approximately 97% of the equity securities of Method Park Holding AG (“Method Park”), a stock corporation incorporated in Germany, for approximately $50 million in cash (as adjusted for customary post-closing adjustments). In October 2021, the Company acquired the remaining equity securities of Method Park for approximately $2 million in cash (as adjusted for customary post-closing adjustments). Method Park specializes in process engineering solutions, training and advisory services focusing on the safety critical aspects of the automotive, medical and aerospace industries. Goodwill of $38 million resulting from the Method Park acquisition relates to expected synergies with the Company’s existing lines of business, as well as the value of the assembled workforce, and has been included within the Company’s Consumer segment. Goodwill related to this acquisition is not deductible for income tax purposes.
The following table summarizes the allocation of the purchase price to the fair value of assets acquired and liabilities assumed for the Method Park acquisition.

(in millions)
Cash	$4
Accounts receivable and other current assets	10
Intangible assets	12
Goodwill	38
Capitalized software and other assets	4
Operating lease right-of-use assets	11
Total assets	79
Other current liabilities and accruals	(12)
Operating lease liabilities - long-term	(10)
Deferred income taxes	(5)
Total fair value of net assets acquired	52
Less: Non-controlling interest	(2)
Total consideration transferred	$50
5. Other (Expense) Income, net
The components of other (expense) income, net for the years ended December 31 are as follows:

(in millions)	2022	2021	2020
Foreign exchange losses	$(11)	$(2)	$(11)
Investment income, net of fees	25	7	14
Equity in earnings of non-consolidated affiliates	2	11	3
Non-operating pension and postretirement benefit expense	(13)	(19)	(22)
U.S. pension plan settlement losses	(18)	(11)	(15)
Other	3	2	2
Total	$(12)	$(12)	$(29)

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
6. Fair Value of Financial Instruments
Long-term Debt
The carrying amount and fair value of long-term debt as of December 31 was as follows:

	2022
(in millions)	Carrying Amount	Fair Value
Term loan	$499	$499
The fair value of the Company’s long-term debt reflects current market conditions and is primarily determined using broker quotes, which are Level 2 inputs in the fair value hierarchy.
Investments at Fair Value
The following table presents the Company’s fair value hierarchy for short-term investments measured at fair value as of December 31:

	As of December 31, 2022				As of December 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Certificates of deposit	$51	$—	$—	$51	$47	$—	$—	$47
7. Investments in Equity and Debt Securities
Equity Investments in Non-consolidated Affiliates
The Company owns approximately 28% of the registered share capital of DQS Holding GmbH (“DQS”), a global management system assessment company, headquartered in Germany. The Company accounts for this investment using the equity method. The carrying amount of the Company’s investment in DQS was $21 million and $23 million for the years ended December 31, 2022 and 2021, respectively. DQS paid dividends to the Company of $2 million in 2022 and 2021, net of withholding taxes. The Company recorded equity earnings of $3 million in 2022 and $11 million in 2021.
The Company has a 45% ownership share in Gulf Renewable Lab Company (“GCCE Lab”), located in Saudi Arabia, that was created through a joint venture between GCC Electrical Equipment Testing Lab and the Company. The Company accounts for this investment using the equity method. The carrying amount of the Company’s investment in GCCE Lab was $2 million for each of the years ended December 31, 2022 and 2021. The equity losses recorded by the Company for the years ended December 31, 2022 and 2021 were immaterial.
The Company holds investments in equity securities of various companies, in each case less than 10% of the applicable company’s outstanding equity securities. The Company accounts for these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The carrying amount of these investments was $39 million and $19 million at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the Company remeasured certain investments to fair value as a result of observable price changes in orderly transactions of the same issuer that occurred in 2021, resulting in unrealized gains of $11 million which were recorded within other (expense) income, net. The impact of this correction was not material to the current or any prior period. In addition, during the year ended December 31, 2022, the Company remeasured certain investments to fair value as a result of observable price changes in orderly transactions of the same issuer that occurred in 2022, resulting in unrealized gains of $11 million which were recorded within other (expense) income, net. Fair value was determined primarily based on observable pricing information from issuances of identical or similar equity instruments, which is a Level 2 input in the fair value hierarchy.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Variable Interest Investment
The Company owns 70% of the equity interests of UL-CCIC Company Limited (“UL-CCIC”), an entity formed under the laws of the People’s Republic of China (“P.R.C”). The remaining 30% of the equity interests are owned by China Certification & Inspection (Group) Co., Ltd. (“CCIC”), a Chinese state-owned enterprise. UL-CCIC offers product safety testing services enabling its customers to access North American and other international markets, Electromagnetic Compatibility (“EMC”) and commercial inspection and testing services. UL-CCIC provides local voluntary certification schemes to help their customers differentiate their products within the China market. UL-CCIC also offers China Compulsory Certification (“CCC”) testing service under some product categories, which is approved by the Certification and Accreditation Administration P.R.C. and market access agency services to manufacturers outside of the P.R.C. to help them obtain the CCC mark.
UL-CCIC is governed by an agreement first entered into in June 2002, and has been amended from time to time. UL-CCIC was established with an initial duration of 10 years, starting from the date that it obtained its business license. In October 2022, the Company amended and restated its agreement with CCIC in respect of UL-CCIC. The amended and restated agreement expires in January 2033. The amendment and restatement of this agreement did not have a financial statement impact to the Company.
The board of directors of UL-CCIC consists of seven directors, with four appointed by UL Solutions and three by CCIC. The chair of the UL-CCIC board of directors is appointed by UL Solutions and the vice chair by CCIC. UL-CCIC has a general manager, who is in charge of the day-to-day management of UL-CCIC and reports to the UL-CCIC board of directors. UL Solutions has the exclusive right to nominate the general manager. The Company is not contractually required to provide additional financing support to UL-CCIC.
The Company determined that it is the primary beneficiary of UL-CCIC because UL Solutions has the power to direct many of the activities that most significantly impact the performance of the entity through its right to appoint a majority of the directors on UL-CCIC’s board of directors, as well as the exclusive right to nominate the general manager. Pursuant to the governing documents of UL-CCIC, certain decisions and actions of its board of directors require either unanimous approval or the approval of two-thirds of the directors, while certain other matters require either unanimous approval or the approval of a supermajority of the voting rights of the shareholders; however, the Company believes that such decisions and actions are not the most significant to the performance of UL-CCIC. As such, the Company consolidates UL-CCIC as a variable interest entity (“VIE”). The profits and losses of UL-CCIC are shared by the parties in proportion to their respective contributions to registered capital. Such equity interest represents the Company’s variable interest in UL-CCIC and provides for participation in both the risk of loss and future economic gains.
UL-CCIC is a separate legal entity and its assets are legally owned by UL-CCIC and are not available to the Company’s creditors. UL-CCIC assets of $164 million and $163 million and liabilities of $72 million and $69 million, inclusive of intercompany eliminations, were included in the Company’s Consolidated Balance Sheets at December 31, 2022 and 2021, respectively.
Available-for-sale Debt Securities
During 2021, the Company sold all of its available-for-sale debt securities for $367 million, resulting in a gain of $2 million recognized in other expense (income), net for the year ended December 31, 2021.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Composition of Investment Income
The composition of investment income, net of fees, was as follows for the years ended December 31:

(in millions)	2022	2021	2020
Interest and dividend income	$1	$7	$10
Unrealized gains on equity investments	22	—	—
Realized gains on investments	3	3	5
Realized losses on investments	(1)	(3)	(1)
Total	$25	$7	$14
8. Property, Plant and Equipment
The components of property, plant and equipment, net as of December 31 were as follows:

(in millions)	2022	2021
Land and improvements	$38	$31
Building and building improvements	347	350
Leasehold improvements	141	129
Machinery, equipment and office furniture	687	663
Property, plant and equipment, gross	1,213	1,173
Total accumulated depreciation	(732)	(722)
Property, plant and equipment, net	$481	$451
Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $75 million, $76 million and $74 million, respectively.
9. Goodwill
Changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 are as follows:

	Testing, Inspection and Certification		Software and Advisory	Total
(in millions)	Industrial	Consumer
Balance at December 31, 2020 (a)	$304	$218	$71	$593
Acquisitions	—	38	—	38
Effect of changes in foreign exchange rates	(2)	(6)	(2)	(10)
Balance at December 31, 2021	$302	$250	$69	$621
Acquisitions	12	30	—	42
Effect of changes in foreign exchange rates	(3)	(10)	(3)	(16)
Balance at December 31, 2022	$311	$270	$66	$647
_________________
(a)The information presented as of December 31, 2020 reflects the retrospective application of the change in segments effective January 1, 2021. Prior to January 1, 2021, the Company has evaluated the recoverability of goodwill in accordance with its previous reporting units and segment structure. As detailed in Notes 1 and 20, effective January 1, 2021, the Company has three segments. Each segment contains several reporting units, which is the level at which goodwill is evaluated for recoverability. Immediately before and after the change in segments, and the consequential change in reporting units, the Company tested goodwill for recoverability. No impairment was identified to any of the Company’s reporting units as a result of this process.
The Company’s annual impairment analyses for 2022 and 2021 indicated no impairment of goodwill. The carrying amount of goodwill at December 31, 2022 and 2021 is net of accumulated impairment losses of $129 million.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
10. Intangible Assets
The following tables summarize intangible assets as of December 31:

		2022
(in millions)	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	5 - 15 years	$255	$(197)	$58
Intellectual property and patents	3 - 15 years	19	(15)	4
Non-competition agreements	3 - 5 years	1	(1)	—
Trademarks	2 - 13 years	39	(29)	10
Total		$314	$(242)	$72

		2021
(in millions)	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	7 - 15 years	$246	$(188)	$58
Intellectual property and patents	3 - 15 years	20	(15)	5
Non-competition agreements	3 - 5 years	8	(7)	1
Trademarks	2 - 13 years	36	(27)	9
Total		$310	$(237)	$73
The Company did not recognize any impairments of intangible assets for the years ended December 31, 2022 or 2021.
Intangible Asset Amortization Expense
The weighted average remaining amortization period is approximately 8 years. Intangible asset amortization expense, reported within selling, general and administrative expenses within the Consolidated Statement of Operations, was $16 million, $21 million and $23 million for the years ended December 31, 2022, 2021 and 2020, respectively.
As of December 31, 2022, estimated future amortization expense for intangible assets is as follows:

(in millions)
2023	$13
2024	11
2025	10
2026	8
2027	6
11. Pension and Postretirement Benefit Plans
Pension
The Company has various non-contributory defined benefit pension plans covering certain employees and retired employees of the Company, UL Research Institutes and UL Standards & Engagement. The benefits are based on years of service and participant compensation. With the exception of Taiwan, Japan and Switzerland, these plans have been closed to new entrants. No future employees will be eligible to participate in these plans. The pension amounts reported here represent the balances related to all participants in the plans, including those of the U.S. employees and former employees of UL Research Institutes and UL Standards & Engagement. The Company uses the spot rate approach for calculating service cost and interest cost.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
The Company recognized settlement losses of $18 million, $11 million and $15 million in 2022, 2021 and 2020, respectively, in other (expense) income, net related to its U.S. pension plan. The settlement losses resulted from total lump sum payments of $68 million, $33 million and $33 million in 2022, 2021 and 2020, respectively, which exceeded annual service and interest costs of the plan. The Company’s funding policy is to contribute to defined benefit pension plans in the United States and a number of other countries when pension laws and/or economics either require or encourage funding.
The following table provides a reconciliation of changes in the defined benefit pension obligations and fair value of plan assets for the years ended December 31, and a statement of funded status as of December 31:

	U.S.		Non U.S.
(in millions)	2022	2021	2022	2021
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$514	$561	$181	$184
Service cost	3	4	6	6
Interest cost	16	13	2	2
Actuarial gain	(113)	(20)	(49)	(1)
Benefits paid	(79)	(44)	(2)	(3)
Exchange rate gain	—	—	(14)	(7)
Projected benefit obligation at end of year	341	514	124	181
Change in fair value of plan assets
Fair value of plan assets at beginning of year	325	303	62	61
Actual return on plan assets	(51)	37	(10)	4
Employer contribution	—	29	2	2
Benefits paid	(79)	(44)	(2)	(3)
Exchange rate gain	—	—	(4)	(2)
Fair value of plan assets at end of year	195	325	48	62
Underfunded status of plans	$(146)	$(189)	$(76)	$(119)
Amounts recognized in Consolidated Balance Sheets
Non-current assets	$—	$—	$5	$—
Current liabilities	—	—	(1)	(1)
Non-current liabilities	(146)	(189)	(80)	(118)
Total asset (liability) at end of year	$(146)	$(189)	$(76)	$(119)
Amounts recognized in accumulated other comprehensive income
Prior service credit	$—	$—	$(1)	$—
Net actuarial loss	(92)	(167)	(2)	(41)
Net amount recognized	$(92)	$(167)	$(3)	$(41)

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Total benefits cost and amounts recognized in other comprehensive income for the years ended December 31 are as follows:

	U.S.			Non U.S.
(in millions)	2022	2021	2020	2022	2021	2020
Components of net periodic benefit cost
Service cost	$3	$4	$5	$6	$6	$7
Interest cost	16	13	15	2	2	3
Expected return on plan assets	(14)	(16)	(17)	(2)	(2)	(2)
Amortization of net actuarial loss	9	18	21	2	3	2
Settlement losses	18	11	15	—	—	—
Net periodic benefit cost	$32	$30	$39	$8	$9	$10
Amounts recorded in other comprehensive income
Balance at beginning of the year	$167	$238	$229	$41	$46	$41
Net actuarial (gain) loss	(48)	(41)	45	(36)	(2)	7
Amortization of
Prior service credit	—	—	—	—	—	(1)
Net actuarial loss	(27)	(30)	(36)	(2)	(3)	(1)
Balance at end of the year	$92	$167	$238	$3	$41	$46
The service cost component of net periodic benefit cost is recorded in the same line items as other compensation arising from services rendered, in cost of revenue, and in selling, general and administrative expense. The other components of net periodic benefit cost are recorded in other (expense) income, net.
The following benefit payments, which reflect expected future service, are expected to be paid as follows:

(in millions)	U.S.	Non U.S.	Total
2023	$36	$6	$42
2024	28	4	32
2025	30	5	35
2026	30	5	35
2027	29	5	34
Years 2028 through 2032	135	34	169
The Company anticipates contributing approximately $1 million to its U.S. pension plans and approximately $1 million to its foreign pension plans in 2023.
The weighted average assumptions used in the measurement of the benefit obligations at December 31 are as follows:

	U.S.		Non U.S.
	2022	2021	2022	2021
Discount rate	5.2%	3.0%	1.7 - 5.2%	0.2 - 2.9%
Rate of compensation increase	4.3 % for 2023 3.0 % for 2024+	2.3 % for 2021 3.0 % for 2022+	2.3 - 4.0%	1.5 - 4.0%

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
The weighted average assumptions used in the measurement of the net periodic benefit costs for the years ended December 31 are as follows:

	U.S.			Non U.S.
	2022	2021	2020	2022	2021	2020
Discount rate	3.0%	2.7%	3.4%	0.8 - 4.2%	0.1 - 2.5%	0.3 - 3.9%
Expected return on plan assets	6.0%	6.0%	6.0%	1.2 - 4.8%	0.6 - 5.0%	0.3 - 5.3%
Rate of compensation increase	3.0%	2.3 % for 2021 3.0 % for 2022+	3.0%	2.3 - 4.0%	1.5 - 4.0%	1.5 - 4.0%
The expected rate of return on plan assets is determined based on long-term historical performance of plan assets, current asset allocation and expected future long-term asset returns.
The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the pension and postretirement benefit plans, which is also the date used for the related annual measurement assumptions. The Company uses the full Aon AA Above Median Yield Curve rather than a single discount rate.
The accumulated benefit obligation for all U.S. defined benefit pension plans was $318 million and $476 million at December 31, 2022 and 2021, respectively. The accumulated benefit obligation for all Non U.S. defined benefit pension plans was $104 million and $152 million at December 31, 2022 and 2021, respectively. The table below outlines the projected benefit obligations and the accumulated benefit obligations in excess of plan assets at December 31:

	U.S.		Non U.S.
(in millions)	2022	2021	2022	2021
Projected benefit obligation	$341	$514	$90	$181
Accumulated benefit obligation	318	476	71	152
Fair value of plan assets	195	325	10	62
Pension Assets
The assets in the investment portfolio for defined benefit pension plans are diversified in a manner that is intended to achieve the return objective and reduce the volatility of returns on the assets. The Company’s investment objective is to ensure that funds are available to meet the plans’ benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets into diversified equity and debt securities, as well as alternative investments, to achieve long-term return expectations. The plan relies on a total return strategy in which investment returns consist of both capital appreciation (both realized and unrealized), as well as current yield (interest and dividends) over a long-term period.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
The following tables present the Company’s fair value hierarchy (as defined in Note 1) for those pension assets measured at fair value at December 31:

	2022
(in millions)	Level 1	Level 2	Level 3	Total Asset Balance
U.S.
Cash and cash equivalents	$4	$—	$—	$4
Fixed-income investments	—	23	—	23
Fixed-income mutual funds	21	—	—	21
Corporate equities	—	16	—	16
Commingled equities	—	42	—	42
Equity mutual funds	39	—	—	39
Real estate mutual funds	8	—	—	8
Private real estate	—	—	7	7
Total U.S. assets in the fair value hierarchy	72	81	7	160
Hedge funds(a)				35
Total U.S. investments at fair value				195
Non U.S.
Cash and cash equivalents	1	—	—	1
Commingled funds	—	27	—	27
Guaranteed investment contracts	—	—	20	20
Total non U.S. assets	1	27	20	48
Total pension assets				$243
__________________
(a)In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets. The terms and conditions of the Company’s hedge fund investments vary, however, the majority of the Company’s hedge fund investments may be redeemed quarterly with redemption notice periods between 45-90 days. The Company does not intend to sell or otherwise dispose of these investments at prices different than the net asset value per share.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements

	2021
(in millions)	Level 1	Level 2	Level 3	Total Asset Balance
U.S.
Cash and cash equivalents	$6	$—	$—	$6
Fixed-income investments	—	54	—	54
Fixed-income mutual funds	20	—	—	20
Corporate equities	—	27	—	27
Commingled equities	—	88	—	88
Equity mutual funds	68	—	—	68
Real estate mutual funds	14	—	—	14
Total U.S. assets in the fair value hierarchy	108	169	—	277
Hedge funds(a)				48
Total U.S. investments at fair value				325
Non U.S.
Cash and cash equivalents	1	—	—	1
Commingled funds	—	34	—	34
Guaranteed investment contracts	—	—	27	27
Total non U.S. assets	1	34	27	62
Total pension assets				$387
__________________
(a)Described in previous table.
The following table summarizes the changes in fair value of the Company’s Level 3 pension assets:

(in millions)
Balance at December 31, 2020	$29
Unrealized loss	(2)
Balance at December 31, 2021	$27
Purchase, sales and settlements, net	1
Unrealized loss	(1)
Balance at December 31, 2022	$27
Valuation Methods
The Company follows ASC Topic 820, Fair Value Measurement, in determining the fair value of plan assets within the Company’s defined benefit pension plans.
Quoted market prices in active markets for all Level 1 investments were available at December 31, 2022 and 2021.
Fixed-income investments, corporate equities, and master limited partnerships have been categorized as Level 2 as these investments do not have publicly quoted prices in active markets. Commingled funds have been categorized as Level 2 and are maintained by investment companies that hold investments in accordance with a stated set of fund objectives. The values of the commingled funds are not publicly quoted and must trade through a broker. These funds are invested in equity and fixed-income mutual funds. The fund administrator values the fund using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities.
Level 3 investments include several guaranteed investment contracts and a private real estate fund. These investments do not have actively traded quotes as of December 31, 2022 and 2021, and require the use of

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
unobservable inputs, such as indicative quotes from dealers, estimates provided by the fund managers and third-party property appraisals, to value these securities.
For the U.S. plan, the 2022 target investment allocation was 50% for equity strategies, 24% for fixed-income and cash strategies and 26% for alternative strategies. The 2021 target investment allocation was 56% for equity strategies, 25% for fixed-income and cash strategies and 19% for alternative strategies. Actual investment allocations may vary from target investment allocations due to prevailing market conditions. The Company regularly reviews actual investment allocations and periodically rebalances investments to achieve target allocations.
Actual pension plan asset allocations are as follows:

	U.S.		Non U.S.
	2022	2021	2022	2021
Equity securities	50%	56%	36%	37%
Fixed-income securities	22%	23%	20%	18%
Alternatives	26%	19%	—%	—%
Guaranteed investment contracts	—%	—%	42%	43%
Cash and cash equivalents	2%	2%	2%	2%
	100%	100%	100%	100%
Postretirement Benefit Plans
The Company has contributory postretirement medical benefits plans for certain employees and retired employees of the Company, UL Research Institutes and UL Standards & Engagement. The U.S. plan has been closed to new entrants since January 1, 2016. The postretirement amounts reported here represent the balances related to all participants in the plans, including those of the U.S. employees and former employees of UL Research Institutes and UL Standards & Engagement. For its U.S. plan, the Company adopted the spot rate approach for calculating service cost and interest cost.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
The following table sets forth the projected benefit obligation of postretirement benefits at December 31:

	U.S.		Canada
(in millions)	2022	2021	2022	2021
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$22	$26	$8	$9
Service cost	1	1	—	—
Interest cost	1	1	—	—
Actuarial gain	(6)	(6)	(2)	(1)
Benefits paid	(3)	(1)	—	—
Plan participant contributions	1	1	—	—
Exchange rate loss	—	—	(1)	—
Projected postretirement benefit obligation at end of year	$16	$22	$5	$8
Change in fair value of plan assets
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contribution	2	—	—	—
Plan participant contributions	1	1	—	—
Benefits paid	(3)	(1)	—	—
Fair value of plan assets at end of year	—	—	—	—
Underfunded status of plans	$(16)	$(22)	$(5)	$(8)
Amounts recognized in Consolidated Balance Sheets
Current liabilities	$(1)	$(1)	$—	$—
Non-current liabilities	(15)	(21)	(5)	(8)
Total liability at end of year	$(16)	$(22)	$(5)	$(8)
Amounts recognized in accumulated other comprehensive (loss) income
Net actuarial (loss) gain	(13)	(8)	(1)	3
Net amount recognized	$(13)	$(8)	$(1)	$3

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Total benefits cost and amounts recognized in other comprehensive income for the years ended December 31 are as follows:

	U.S.			Canada
(in millions)	2022	2021	2020	2022	2021	2020
Component of net periodic benefit cost
Service cost	$1	$1	$1	$—	$—	$—
Interest cost	1	1	1	—	—	—
Amortization of net actuarial gain	(1)	—	(1)	—	—	—
Net periodic benefit cost	$1	$2	$1	$—	$—	$—
Amounts recorded in other comprehensive income
Balance at beginning of the year	$(8)	$(2)	$(8)	$3	$3	$2
Net actuarial (gain) loss	(6)	(6)	5	(2)	(1)	1
Amortization of net actuarial loss	1	—	1	—	—	—
Exchange rate (gain) loss	—	—	—	(2)	1	—
Balance at end of the year	$(13)	$(8)	$(2)	$(1)	$3	$3
The service cost component of net periodic benefit cost is recorded in the same line items as other compensation arising from services rendered, in cost of revenue, and in selling, general and administrative expense. The other components of net periodic benefit cost are recorded in other (expense) income, net.
The projected future benefit payments, which reflect expected future services are as follows:

(in millions)	U.S.	Canada	Total
2023	$1	$—	$1
2024	1	—	1
2025	1	—	1
2026	1	—	1
2027	1	—	1
Years 2028 through 2032	5	2	7
The Company anticipates contributing approximately $1 million and $0 for its U.S. and Canada postretirement benefit plans in 2023, respectively.
The following assumptions were used to determine the benefit obligations under the plans at December 31:

	U.S.		Canada
	2022	2021	2022	2021
Discount rate	5.2%	3.1%	5.2%	3.0%
Health care cost trend rate (Pre-65)	6.7%	6.3%	4.6%	6.5%
Health care cost trend rate (Post-65)	N/A	5.8%	4.6%	6.5%
Ultimate trend rate reached in 2029 for U.S. / 2040 for Canada	4.5%	4.5%	4.1%	4.1%

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
The following assumptions were used to determine the net periodic benefit costs under the plans for the years ended December 31:

	U.S.			Canada
	2022	2021	2020	2022	2021	2020
Discount rate	3.1%	2.8%	3.4%	5.2%	2.6%	3.1%
Health care cost trend rate	6.3%	6.3%	6.5%	4.6%	4.3%	3.9%
Savings Plans
The Company sponsors various defined contribution savings plans in the U.S., as well as certain international locations, that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will contribute to certain savings plans based on the employee’s eligible pay and/or will match a percentage of the employee contributions up to certain limits. For the years ended December 31, 2022, 2021 and 2020, the Company’s contributions were $45 million, $44 million and $42 million, respectively.
12. Income Taxes
Components of income (loss) before income taxes:

(in millions)	2022	2021	2020
Domestic	$24	$(42)	$29
Foreign	359	316	304
Total income before income taxes	$383	$274	$333
Components of the provision (benefit) for income taxes:

(in millions)	2022	2021	2020
Current tax provision
U.S. Federal	$10	$45	$31
U.S. State	(1)	13	8
Foreign	55	50	52
Deferred tax provision
U.S. Federal	7	(59)	(20)
U.S. State	(4)	(13)	(2)
Foreign	7	—	21
Total income tax provision	$74	$36	$90

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Reconciliation of the U.S. federal statutory rate to UL Solutions effective tax rate:

	2022	2021	2020
U.S. Federal Statutory Rate	21.0%	21.0%	21.0%
Effect of:
Foreign income taxed at different rates	(2.3%)	(4.2%)	(3.5%)
U.S. tax on foreign activities	1.3%	0.8%	1.0%
State and local income taxes, net of federal benefit	(1.3%)	(0.8%)	1.4%
Intra-entity transfer of intangible assets	—%	—%	7.3%
Foreign derived intangible income benefit	—%	(3.9%)	—%
Other reconciling items, net	0.6%	0.2%	(0.2%)
Effective tax rate	19.3%	13.1%	27.0%
Other reconciling items consist of non-deductible expenses such as meals and entertainment, transaction costs related to merger and acquisition activities and general business credits such as research and development tax credits.
Results for 2021 included $11 million of non-recurring income tax benefit due to the foreign derived intangible income (“FDII”) deduction in the U.S.
Results for 2020 included $24 million of income tax expense due to the write-off of a deferred tax asset previously created pursuant to ASU 2016-16. The deferred tax asset was no longer realizable as a result of an intercompany sale of certain intangible assets.
The Company has not recognized deferred tax liabilities in the U.S. with respect to its outside basis differences in most foreign affiliates. As of December 31, 2022 and 2021, approximately $243 million and $224 million, respectively, of the Company’s accumulated undistributed earnings from its foreign subsidiaries are intended to be indefinitely reinvested. It is not practicable to determine the amount of unrecognized deferred tax liabilities on these earnings. The Company is not indefinitely reinvested with regard to select other foreign affiliates and has recorded a deferred tax liability for foreign withholding taxes on the unrepatriated earnings of those entities.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Components of the deferred income tax assets and liabilities:

(in millions)	2022	2021
Deferred tax assets
Accrued pension and postretirement liabilities	$52	$74
Accrued employee benefits	50	71
Other accrued expenses	6	10
Net operating loss carryforward	46	44
Advance payments	38	35
Operating lease liabilities	38	38
Capitalized research and development	15	—
Other	4	7
Subtotal (before valuation allowances)	249	279
Valuation allowances	(47)	(42)
Total deferred tax assets	202	237
Deferred tax liabilities
Basis difference for intangible assets	(33)	(24)
Basis difference for fixed assets	(14)	(19)
Operating lease right-of-use assets	(37)	(36)
Tax on unrepatriated earnings	(4)	(3)
Other	(8)	(4)
Total deferred tax liabilities	(96)	(86)
Net deferred income tax assets	$106	$151
As of December 31, 2022, the Company has approximately $46 million of deferred tax assets related to foreign tax net operating loss (“NOL”) carryforwards. If not used, $10 million of deferred tax assets will be written off to reflect the reduction of the NOL carryforwards that will expire between 2023 and 2042, while the remaining carryforward is indefinite. The use of certain NOL carryforwards is limited due to rules regarding acquired tax attributes, loss sharing between group members, and business continuity. The valuation allowances are reserves against certain NOLs and other deferred tax assets for which the realization is unlikely.
Movements in valuation allowance:

Deferred Tax Valuation Allowance	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
(in millions)
Year Ended December 31, 2022	$42	$10	$(5)	$47
Year Ended December 31, 2021	$43	$3	$(4)	$42
Year Ended December 31, 2020	$38	$12	$(7)	$43

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Uncertain Tax Positions
Movements in reserve for uncertain tax positions:

(in millions)	2022	2021	2020
Balance at January 1,	$25	$23	$19
Increases related to prior period tax positions	5	1	6
Decreases related to prior period tax positions	(3)	—	—
Increases related to current period tax positions	1	1	1
Lapse of statute of limitation	—	—	(2)
Settlement with taxing authorities	(2)	—	(1)
Balance at December 31,	$26	$25	$23
The total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate were $26 million, $25 million and $23 million as of December 31, 2022, 2021 and 2020, respectively. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense and were $10 million, $8 million and $6 million, as of December 31, 2022, 2021 and 2020, respectively.
The Company is under audit in multiple state and foreign tax jurisdictions. It is reasonably possible that the amount of unrecognized tax benefits will change during the next 12 months. This could be due to completion of the aforementioned foreign and state income tax audits, the expiration of statutes of limitations and/or new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. Given the uncertainty and unpredictable nature of these matters, the Company cannot estimate the impact of such matters at this time. However, the Company does not expect a change, if any, to have a material effect on the consolidated financial condition, results of operations or cash flows within the next 12 months.
In the United States, the Company has open years ranging from 2018 to 2022 and significant foreign jurisdictions still open for audit between 2008 and 2022. The Company believes sufficient provision has been made for potential adjustments for all years that are not closed by the statute in all major tax jurisdictions and that any such adjustments would not have a material adverse effect on the Company’s financial position, liquidity, or results of operations.
13. Long-Term Debt
The Company’s outstanding long-term debt consisted of the following:

(in millions)	Currency	Maturity Date	Interest Rate(a)	As of December 31, 2022
Term loan	USD	January 2027	5.41%	$500
Unamortized debt issuance costs				(1)
Total long-term debt				$499
__________________
(a)Interest rate as of December 31, 2022, which is a floating rate based on BSBY plus an applicable margin.
Credit Facility
In January 2022, the Company entered into a credit agreement with Bank of America, N.A. and certain other lenders, which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million (collectively, the “Credit Facility”), consisting of term loans in an initial aggregate principal amount of $500 million and revolving loan commitments in an initial aggregate commitment amount of $750 million (including a $25 million sub-facility for letters of credit). The Credit Facility includes an accordion feature permitting an increase in the Credit Facility by an aggregate amount of up to $625 million (of which up to $400 million may consist of term loans), subject to the consent of any lenders providing such increase, the absence of any default or event of default and entry into customary documentation with respect to such increase. The Company’s subsidiary UL LLC, a

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Delaware limited liability company, is the named borrower under the Credit Facility and, together with other UL Solutions affiliates, the Company provides a guaranty of its obligations thereunder. At December 31, 2021, the Company maintained two revolving credit facilities totaling $400 million (the “2017 Revolving Credit Facility”), of which no borrowings were outstanding. Proceeds from the Credit Facility in January 2022, which included $500 million in term loans and $200 million in draws from the revolving loan commitments, were used to refinance the 2017 Revolving Credit Facility and partially fund payment of a $1,600 million special cash dividend that was declared and paid to UL Standards & Engagement in January 2022, as well as for general corporate purposes. The Credit Facility matures in January 2027 and may be prepaid without fees or penalties. During 2022, the Company made repayments of $200 million related to the revolving credit facility. As of December 31, 2022, the Company had approximately $4 million outstanding in letters of credit, surety bonds, and performance and other guarantees with financial institutions.
Future borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.
Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the Company’s option, (a) in the case of U.S. dollar loans, the Bloomberg Short-term Bank Yield (“BSBY”) Index rate plus a margin, and for all other currencies, a specified benchmark rate for the applicable currency plus, in certain instances, a specified spread adjustment plus a margin (loans with a rate based on this clause (a), “benchmark rate loans”) or (b) for U.S. dollar loans only, the base rate plus a margin (loans with a rate based on this clause (b), “base rate loans”). As of December 31, 2022, the margin was 1.125% for benchmark rate loans and 0.125% for base rate loans but will be adjusted based on the Company’s most recently tested consolidated net leverage ratio and may vary from 1.0% to 1.5% for benchmark rate loans and 0% to 0.5% for base rate loans. The unused commitment fee varies from 0.1% to 0.2% based on the Company’s most recently tested consolidated net leverage ratio.
The Credit Facility includes customary representations and warranties, covenants and events of default, subject to certain customary exceptions, materiality thresholds and grace periods. The covenants include, among other things, financial reporting, maintenance of line of business, notices of default and other material changes, as well as limitations on investments and acquisitions, mergers and transfers of all or substantially all assets, dividends and distributions, burdensome contracts with affiliates, liens and indebtedness.
The Credit Facility also includes a financial covenant tested quarterly which requires the Company to maintain a consolidated net leverage ratio of not greater than 3.5 to 1.0, calculated on a consolidated basis for each consecutive four fiscal quarter period, with an increase in the maintenance level to 4.0 to 1.0 for each of the four test periods immediately following any permitted acquisition that involves the payment of aggregate consideration in excess of $100 million, subject to a two fiscal quarter rest period between increases for separate acquisitions. The calculation of the consolidated net leverage ratio permits the netting of up to $250 million of unrestricted cash from funded debt. As of December 31, 2022, the Company was in compliance with all covenants under this facility.
As of December 31, 2022, the remaining aggregate scheduled principal repayments of the Company’s long-term debt are as follows:

(in millions)
2023	$—
2024	—
2025	50
2026	50
2027	400
Total	$500
The Company maintained two revolving credit facilities at December 31, 2021 totaling $400 million to be used for general corporate purposes (the “2017 Revolving Credit Facility”). The 2017 Revolving Credit Facility had a maturity date of December 15, 2022 and quarterly minimum interest coverage ratio and leverage ratio requirements.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Borrowings on the facility bore interest at a rate per annum equal to, at the Company’s option, (a) in the case of Eurocurrency loans, the Eurocurrency rate plus a margin ranging from 1.25% to 2.0%, or (b) in the case of base rate loans, a margin ranging from 0.25% to 1.0% plus the higher of (i) the Federal Funds Effective Rate plus 0.5%, (ii) the Bank of America “prime rate”, or (iii) the Eurocurrency rate plus 1.0%. The margin for both Eurocurrency and base rate loans was based on the Company’s most recently tested consolidated net leverage ratio. There were no borrowings in 2021 under the 2017 Revolving Credit Facility and there were no borrowings outstanding as of December 31, 2021. As of December 31, 2021, the Company had outstanding letters of credit in the amount of approximately $3 million.
The 2017 Revolving Credit Facility included customary representations and warranties, covenants and events of default, subject in each case to certain exceptions. The covenants included, among other things, financial reporting, notices of default and other material changes and maintenance of line of business, as well as limitations on investments and acquisitions, mergers and transfers of all or substantially all assets, dividends and distributions, burdensome contracts with affiliates, liens and indebtedness.
14. Leases
The Company has operating and finance leases for real estate, vehicles and equipment. Operating leases are included in operating lease right-of-use assets, operating lease liabilities - current, and operating lease liabilities in the Consolidated Balance Sheets. Amounts recognized for finance leases as of and for the years ended December 31, 2022 and 2021 were immaterial.
Lease costs incurred by lease type, and/or type of payment for the annual periods ending December 31 were as follows:

(in millions)	2022	2021	2020
Short-term lease cost	$2	$2	$3
Operating lease cost	53	56	53
Variable lease cost	21	18	12
Total lease cost	$76	$76	$68
Other supplemental quantitative disclosures for the years ended December 31 are as follows:

(in millions)	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$52	$56	$56
Right-of-use assets obtained in exchange for operating lease liabilities	62	49	53
Weighted-average remaining lease term (in years) - operating leases	6.57	6.22	5.85
Weighted-average discount rate - operating leases	2.83%	2.97%	3.46%

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Estimated undiscounted future lease payments under non-cancellable operating leases as of December 31, 2022, are as follows:

(in millions)	Operating Lease Liabilities
Lease maturity
2023	$47
2024	33
2025	23
2026	20
2027	12
Thereafter	43
Total undiscounted future cash flows	178
Less: imputed interest	17
Present value of future cash flows	$161
15. Stockholder’s Equity
The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.001 per share (“Class A Stock”). As of December 31, 2020, 100 shares of Class A Stock were issued and outstanding, all of which were held by UL Research Institutes. In November 2021, the Company issued 99,999,900 shares of Class A common stock at a par value of $0.001 to UL Research Institutes, resulting in an aggregate of 100,000,000 shares of Class A common stock issued and outstanding. Subsequently, in November 2021, all outstanding shares of the Company’s Class A Stock were transferred to UL Standards & Engagement, which became the Company’s immediate parent. UL Standards & Engagement is a Delaware nonprofit nonstock corporation, of which UL Research Institutes is the sole member.
As of December 31, 2022, there remained 100,000,000 shares of Class A Stock issued and outstanding, all of which were held by UL Standards & Engagement. The Company is authorized to issue 200,000,000 shares of Class B common stock with a par value of $0.001 per share (“Class B Stock”), of which zero were issued and outstanding as of December 31, 2022 and 2021. As of December 31, 2022 and 2021, Class A Stock and Class B Stock each convey the same rights and privileges to their respective holders, except that Class A Stock entitles its holders to 10 votes per share in respect of matters on which stockholders are entitled to vote and Class B Stock entitles its holders to 1 vote per share.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
16. Accumulated Other Comprehensive (Loss) Income (“AOCI”)
The following table summarizes the changes in accumulated other comprehensive (loss) income.

(in millions)	Foreign Currency Translation	Pension and Postretirement Plans	Unrealized Income on Available-for-Sale Securities	Total
Balance at December 31, 2019, net of tax	$(31)	$(248)	$—	$(279)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	42	(36)	3	9
Amounts reclassified out	—	15	—	15
Total other comprehensive income (loss), before tax	42	(21)	3	24
Tax effect	—	5	(1)	4
Total other comprehensive income (loss), net of tax	42	(16)	2	28
Balance at December 31, 2020, net of tax	$11	$(264)	$2	$(251)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	(24)	71	(3)	44
Amounts reclassified out	—	11	—	11
Total other comprehensive income (loss), before tax	(24)	82	(3)	55
Tax effect	—	(21)	1	(20)
Total other comprehensive income (loss), net of tax	(24)	61	(2)	35
Balance at December 31, 2021, net of tax	$(13)	$(203)	$—	$(216)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	(41)	104	—	63
Amounts reclassified out	—	18	—	18
Total other comprehensive income (loss), before tax	(41)	122	—	81
Tax effect	—	(31)	—	(31)
Total other comprehensive income (loss), net of tax	(41)	91	—	50
Balance at December 31, 2022, net of tax	$(54)	$(112)	$—	$(166)
Components of AOCI
The components of AOCI are as follows:

	December 31,			Affected Line Item in the Consolidated Statements of Operations
	2022	2021	2020
(in millions)	Amounts Reclassified from AOCI
Pension settlement losses	$18	$11	$15	Other (expense) income, net
Tax effect	(4)	(3)	(1)	Income tax expense
Total reclassifications	$14	$8	$14	Net income

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
17. Stock-based and Other Incentive Compensation
Cash-settled Stock Appreciation Rights (“CSARs”)
In 2012, the Company established the LTIP under which CSARs are available to be issued. This plan is intended for certain employees to maximize their contribution to the long-term success of UL Solutions and its affiliates and encourage participants to remain in the employ of the Company through awards of CSARs. CSAR awards entitle the employee to receive an amount determined based on the appreciation in the value of a specified number of shares as determined by the Human Capital and Compensation Committee of the board of directors (pursuant to a reasonable valuation method in accordance with Section 409A of the Internal Revenue Code, including without limitation, by reliance on an independent appraisal completed within the preceding twelve months) from the date of grant up to a specified date or dates. Benefit payments under the plan are made in cash, not common stock, beginning at the end of the three-year cliff vesting period from the original grant date up to the termination date which is five to seven years from the grant date. Expenses related to the CSARs have been recorded in accordance with ASC Topic 718, Compensation—Stock Compensation. As CSARs are cash-settled they are classified as a liability and remeasured at each reporting date.
The CSAR activity during the year ended December 31 was as follows:

	Number of CSAR Awards	Weighted Average Grant Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2021	3,559,748	$39.41	1.80 years	$168
Granted	551,469	65.72
Exercised	(1,054,346)	17.24		$51
Forfeited	(78,104)	41.31
Outstanding as of December 31, 2022	2,978,767	$30.58	1.28 years	$86
Exercisable as of December 31, 2022	2,261,925	$26.36	0.65 years	$74
In February 2022, in accordance with the provisions of the Company’s LTIP, the Compensation Committee approved a reduction in the base price of all outstanding CSARs of $18 per award. The reduction in the base price was designed to provide protection to award holders due to the impact of the special cash dividends on the Company’s estimated stock price. The modification did not have a material impact on compensation expense.
As of December 31, 2022, there was $5 million of compensation expense that has yet to be recognized related to non-vested CSAR awards. This expense is expected to be recognized over the remaining weighted-average vesting period of 18 months.
The following table summarizes the assumptions used in the Black-Scholes-Merton model as of December 31:

	2022	2021	2020
Risk-free interest rate	4.12% - 4.75%	0.05% - 0.89%	0.06% - 0.14%
Weighted average volatility	29.87%	27.70%	21.60%
Expected life (in years)	0.06 - 3.25	0.06 - 2.67	0.06 - 2.25
Weighted average grant date fair value per share of rights granted	$7.66	$6.59	$6.48
Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. Since UL Solutions’ common stock is not publicly traded the Company estimated the expected volatility based upon the historical and implied stock price volatility of a group of comparable industry peers relevered to reflect the Company’s capital structure. The expected term assumption is based on the weighted average of historical grants.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Compensation (benefit) expense related to CSAR awards for the years ended December 31 was as follows:

(in millions)	2022	2021	2020
Cost of revenue	$(1)	$11	$—
Selling, general and administrative expenses	(16)	104	10
CSAR compensation (benefit) expense	$(17)	$115	$10
Income tax expense (benefit)	4	(27)	(3)
CSAR compensation (benefit) expense, net of tax	$(13)	$88	$7
On a quarterly basis during 2022, the Company used third-party valuations to estimate the fair value of the Company’s underlying stock price based on the methodology described in Note 1. Based on these valuations, the Company’s stock price decreased and the Company remeasured its outstanding CSAR awards at their estimated fair value using a Black‑Scholes‑Merton option valuation model, which resulted in a CSAR compensation benefit in 2022 compared to 2021.
The Company had a short-term liability of $80 million and $149 million recorded in the Consolidated Balance Sheets to accrued compensation and benefits at December 31, 2022 and 2021, respectively, representing the fair value of the awards. The Company had a long-term liability of $5 million and $6 million recorded in the Consolidated Balance Sheets to other liabilities at December 31, 2022 and 2021, respectively, representing the fair value of the awards. The fair value of the Company’s vested CSAR awards was $75 million and $134 million at December 31, 2022 and 2021, respectively.
Performance Cash
In 2018, the Company established non-equity based Performance Cash awards as part of its LTIP, which entitles the holder to a cash payout upon the achievement of certain performance goals. The performance period for these awards is the three-year period beginning January 1 of the year granted. Actual cash payments may range from 0% to a maximum potential value of 200% of the award’s target value based on the satisfaction of the applicable performance metrics for the performance period. Awards vest and amounts payable in respect thereof are paid on the three-year anniversary of the award date.
Compensation expense related to Performance Cash awards for the years ended December 31 was as follows:

(in millions)	2022	2021	2020
Cost of revenue	$2	$1	$—
Selling, general and administrative expenses	14	19	2
Performance Cash compensation expense	$16	$20	$2
Income tax benefit	(4)	(5)	—
Performance Cash compensation expense, net	$12	$15	$2
The Company had a short-term liability of $14 million and $13 million recorded in the Consolidated Balance Sheets to accrued compensation and benefits at December 31, 2022 and 2021, respectively, representing the cash value of the award that has been accrued based on the vesting period. The Company had a long-term liability of $14 million recorded in the Consolidated Balance Sheets to other liabilities at both December 31, 2022 and 2021, representing the cash value of the award, which has been accrued based on the vesting period.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
18. Commitments and Contingencies
Future minimum payments for noncancelable purchase obligations with a remaining term of over one year as of December 31, 2022, are payable as follows:

(in millions)	Purchase Obligations
2023	$31
2024	30
2025	22
2026	12
Total	$95
Purchase obligations exclude liabilities that are included on Company’s Consolidated Balance Sheet as of December 31, 2022 and include commitments for outsourced services, facilities, capital expenditures, cloud service arrangements and various other types of noncancelable contracts.
The Company is party in the ordinary course of business to certain claims, litigation, audits and investigations. The Company will record an accrual for a loss contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company believes it has established adequate accruals for liabilities that are probable and reasonably estimable and that may be incurred in connection with any such currently pending or threatened matter, none of which are material. In the Company’s opinion, the settlement of any such currently pending or threatened matter is not expected to have a material impact on the Company’s financial position, results of operations, or cash flow.
19. Related Party Transactions
The Company pays an access fee to UL Standards & Engagement to allow its staff and customers access to the library of standards owned and maintained by UL Standards & Engagement. Previously the access fee was paid to UL Research Institutes, which owned and maintained the library of standards until ownership was transferred to UL Standards & Engagement on November 30, 2021. The Company incurred expenses of $21 million, $1 million and $0, respectively, related to the access fee payable to UL Standards & Engagement for the years ended December 31, 2022, 2021 and 2020. The Company incurred expenses of $0, $17 million and $18 million, respectively, related to the access fee payable to UL Research Institutes for the years ended December 31, 2022, 2021 and 2020. These expenses were recorded within cost of revenue in the Consolidated Statements of Operations.
The Company paid dividends to UL Standards & Engagement of $1,600 million, $200 million and $0 for the years ended December 31, 2022, 2021 and 2020, respectively. The Company paid dividends to UL Research Institutes of $0, $0 and $9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Dividends are reflected within the Consolidated Statements of Stockholder’s Equity as a decrease in retained earnings.
20. Segment Information
ASC Topic 280, Segment Reporting (“ASC 280”) establishes the standards for reporting information about segments in financial statements. Effective January 1, 2021, the Company changed its internal management structure. As a result of this change, and in applying the criteria set forth in ASC 280, the Company has determined that the Company is organized, managed and internally grouped into three segments: Industrial, Consumer and Software and Advisory. UL Solutions segments provide common goods and services to their customers, which provides for efficient sharing of the segments’ resources as needed. Segment information is reported on the basis used for reporting to the Chief Executive Officer, who serves as the Company’s chief operating decision maker (“CODM”) to evaluate each segment’s performance and allocate resources.
The following is a brief description of the Company’s segments:
Industrial: The Industrial segment provides TIC services to help ensure customers’ industrial products meet or exceed international standards for product safety, performance and sustainability. The Industrial segment provides

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
services that address needs across a number of end markets, including energy, industrial automation, engineered materials (plastics and wire and cable) and built environment, and across a variety of stakeholders, including manufacturers, building owners, end users and regulators. The Company believes the products it tests, certifies and inspects in this segment generally represent very high cost of failure components, which in turn drives customers in this segment to choose UL Solutions based on its deep technical expertise, consistency and quality of service.
Consumer: The Consumer segment provides a variety of global product market acceptance and risk mitigation services for customers in the consumer products end market, including consumer electronics, medical devices, information technologies, appliances, HVAC and retail (softlines and hardlines). More recently, this segment has also expanded into capabilities to serve customers at the forefront of emerging consumer applications, including new mobility, smart products and 5G. The primary services offered by this segment include safety certification, global market access, interoperability assessment, performance testing and quality audit services, including wireless and electrical safety.
Software and Advisory: The Software and Advisory segment provides software offerings that comprise multiple proprietary software applications that help customers reduce risk, improve operational performance and ensure EHS compliance across a diverse set of end markets. The segment’s advisory solutions span a wide range of high-value and emerging applications and are delivered by a dedicated team of professionals with deep industry and market expertise in their respective fields.
The accounting policies applied to the segments are the same as those applied by the Company to the consolidated financial statements. The Company prepared the financial results of the segments on a basis that is consistent with the manner in which management internally disaggregates financial information to assist in making internal operating decisions. The Company manages income taxes and certain treasury related items, such as interest income and expense, on a global basis within corporate. The CODM evaluates segment performance based primarily on operating income.
The Company allocates among segments certain common costs and expenses not specifically identifiable to the segments differently than the Company would for stand-alone financial information prepared in accordance with US GAAP. These include certain costs and expenses of the Company’s corporate functions, such as executive, finance, legal, human resources and information technology. Allocations are calculated primarily based on segment expenses proportionate to consolidated expenses.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
Summarized Financial Information by Segment
The following table provides summary financial information by segment for the years ended December 31, 2022, 2021 and 2020:

	Testing, Inspection and Certification		Software and Advisory	Total Segments	Corporate	Total
(in millions)	Industrial	Consumer
2022
Revenue	$1,044	$1,128	$348	$2,520	$—	$2,520
Operating income	286	101	25	412	—	412
Depreciation and amortization	32	66	37	135	—	135
Capital expenditures	19	55	19	93	71	164
2021
Revenue	$1,051	$1,138	$328	$2,517	$—	$2,517
Operating income (loss)	244	50	(7)	287	—	287
Depreciation and amortization	33	70	39	142	—	142
Capital expenditures	13	47	23	83	24	107
2020
Revenue	$965	$1,045	$291	$2,301	$—	$2,301
Operating income	253	105	5	363	—	363
Depreciation and amortization	34	73	40	147	—	147
Capital expenditures	25	48	12	85	34	119
Assets by segment are not disclosed as the Company does not allocate assets to segments for internal reporting presentations provided to the CODM.
Geographic Information
Revenue by major geographic region based on the location of the Company’s customers was as follows for the years ended December 31:

(in millions)	2022	2021(b)	2020(b)
United States	$1,051	$1,027	$941
China(a)	608	607	542
Asia Pacific	335	345	327
Europe, Middle East and Africa	429	437	390
Other Americas	97	101	101
Total	$2,520	$2,517	$2,301
__________________
(a)Represents revenue from Greater China - mainland China, Hong Kong and Taiwan.
(b)The Company has reclassified revenue by major geographic region that was previously presented for the years ended December 31, 2021 and 2020 to conform to the current period’s presentation.

UL Solutions Inc.
(Formerly Known as UL Inc.)
Notes To The Consolidated Financial Statements
The following table provides a summary of long-lived assets, excluding financial instruments and tax assets, classified by major geographic region as of December 31:

(in millions)	2022	2021(b)
United States	$260	$236
China(a)	139	130
Asia Pacific	106	110
Europe, Middle East and Africa	107	108
Other Americas	25	18
Total	$637	$602
__________________
(a)Represents long-lived assets from Greater China - mainland China, Hong Kong and Taiwan.
(b)The Company has reclassified long-lived assets by major geographic region that was previously presented for the year ended December 31, 2021 to conform to the current period’s presentation.

21. Subsequent Events
The Company has evaluated transactions through February 28, 2023, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

UL Solutions Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Nine Months Ended September 30,
(in millions, except per share data)	2023	2022
Revenue	$1,994	$1,891
Cost of revenue	1,031	996
Selling, general and administrative expenses	644	575
Goodwill impairment	37	—
Operating income	282	320
Interest expense	(23)	(10)
Other (expense) income, net	8	(22)
Income before income taxes	267	288
Income tax expense	53	61
Net income	214	227
Less: net income attributable to non-controlling interests	12	12
Net income attributable to stockholder of UL Solutions	$202	$215

Earnings per common share:
Basic	$2.02	$2.15
Diluted	$2.02	$2.15

Weighted average common shares outstanding:
Basic	100	100
Diluted	100	100
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

UL Solutions Inc.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Nine Months Ended September 30,
(in millions)	2023	2022
Net income	$214	$227
Other comprehensive (loss) income, net of tax expense:
Pension and postretirement benefit plans, net of tax of $1 and $21	3	61
Foreign currency translation loss	(22)	(71)
Total other comprehensive loss	(19)	(10)
Comprehensive income	195	217
Less: comprehensive income attributable to non-controlling interests	11	12
Comprehensive income attributable to stockholder of UL Solutions	$184	$205
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

UL Solutions Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

(in millions, except per share data and shares outstanding)	As of September 30, 2023	As of December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$457	$322
Short-term investments	—	51
Accounts receivable, net of allowance of $9 and $11	333	376
Contract assets, net of allowance of $1 and $2	207	171
Other current assets	88	78
Total current assets	1,085	998
Equity investments in non-consolidated affiliates	65	62
Property, plant and equipment, net of accumulated depreciation of $770 and $732	508	481
Goodwill	617	647
Intangible assets, net of accumulated amortization of $246 and $242	69	72
Operating lease right-of-use assets	143	156
Deferred income taxes	117	128
Capitalized software, net of accumulated amortization of $389 and $376	142	128
Other assets	60	48
Total Assets	$2,806	$2,720
Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$128	$153
Accrued compensation and benefits	238	311
Operating lease liabilities - current	38	42
Contract liabilities	227	142
Other current liabilities	45	46
Total current liabilities	676	694
Long-term debt	499	499
Pension and postretirement benefit plans	243	246
Operating lease liabilities	111	119
Other liabilities	80	85
Total Liabilities	1,609	1,643
Commitments and contingencies (Note 15)
Stockholder's equity:
Common stock, $0.001 per share, 100 million shares issued and outstanding at September 30, 2023 and December 31, 2022	—	—
Additional paid-in capital	1,009	1,009
Retained earnings	353	211
Accumulated other comprehensive loss	(184)	(166)
Total stockholder's equity before non-controlling interests	1,178	1,054
Non-controlling interests	19	23
Total Stockholder's Equity	1,197	1,077
Total Liabilities and Stockholder's Equity	$2,806	$2,720
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

UL Solutions Inc.
Condensed Consolidated Statements of Stockholder's Equity
(Unaudited)

(in millions, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity
Balance at December 31, 2022	$—	$1,009	$211	$(166)	$23	$1,077
Net income	—	—	202	—	12	214
Other comprehensive loss, net of tax	—	—	—	(18)	(1)	(19)
Dividend to stockholder of UL Solutions ($0.60 per share)	—	—	(60)	—	—	(60)
Dividend to non-controlling interest	—	—	—	—	(15)	(15)
Balance at September 30, 2023	$—	$1,009	$353	$(184)	$19	$1,197

Balance at December 31, 2021	$—	$1,009	$1,518	$(216)	$21	$2,332
Net income	—	—	215	—	12	227
Other comprehensive loss, net of tax	—	—	—	(10)	—	(10)
Dividend to stockholder of UL Solutions ($16.00 per share)	—	—	(1,600)	—	—	(1,600)
Dividend to non-controlling interest	—	—	—	—	(14)	(14)
Balance at September 30, 2022	$—	$1,009	$133	$(226)	$19	$935
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

UL Solutions Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30,
(in millions)	2023	2022
Operating activities
Net income	$214	$227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	111	102
Goodwill impairment	37	—
Loss on foreign exchange transactions	7	35
Gain on investments, net	(6)	(20)
Deferred income taxes	8	11
Other, net	2	9
Changes in assets and liabilities, excluding the effects of acquisitions:
Accounts receivable	37	18
Contract and other assets	(63)	(35)
Accounts payable	(19)	(26)
Accrued expenses	(75)	(105)
Pension and postretirement benefit plans	3	18
Contract and other liabilities	85	58
Net cash flows provided by operating activities	341	292
Investing activities
Capital expenditures	(156)	(118)
Acquisitions, net of cash acquired	(18)	(43)
Sales of investments	144	127
Purchases of investments	(95)	(112)
Other investing activities, net	7	(2)
Net cash flows used in investing activities	(118)	(148)
Financing activities
Proceeds from long-term debt	30	700
Repayment of long-term debt	(30)	(125)
Dividends to stockholder of UL Solutions	(60)	(1,600)
Dividends to non-controlling interest	(14)	(14)
Other financing activities, net	(1)	(3)
Net cash flows used in financing activities	(75)	(1,042)
Effect of exchange rate changes on cash and cash equivalents	(13)	(37)
Net increase (decrease) in cash and cash equivalents	135	(935)
Cash and cash equivalents
Beginning of period	322	1,328
End of period	$457	$393

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$24	$10
Cash paid during the period for income taxes	45	56
Cash paid during the period for stock-based compensation	61	46

Noncash investing and financing activities
Capital expenditures funded by liabilities	$25	$28
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Significant Accounting Policies
Basis of Presentation
UL Solutions Inc. (together with its consolidated subsidiaries, “UL Solutions” and the “Company”), is a global safety science leader that provides independent third-party testing, inspection and certification services and related software and advisory offerings. The Company's immediate parent is ULSE Inc. (“UL Standards & Engagement”), of which Underwriters Laboratories Inc. (“UL Research Institutes”) is the sole member.
The condensed consolidated financial statements are unaudited. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been omitted. It is management's opinion that these financial statements include all normal and recurring adjustments necessary for a fair statement of the Company’s results of operations, financial position and cash flows. Results of operations for any interim period are not necessarily indicative of future or annual results.
The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities for which the Company has determined it is the primary beneficiary. All intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses using the equity method when it has significant influence but not control (generally between 20% and 50% ownership) and is not the primary beneficiary. The Company has reclassified certain amounts in prior period financial statements to conform to the current period’s presentation, including purchases and sales of short-term investments that were previously presented on a net basis within the Condensed Consolidated Statements of Cash Flows.
Preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts. Significant estimates and assumptions in the condensed consolidated financial statements require the exercise of judgment. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.
There were no significant changes to the Company’s significant accounting policies disclosed in “Note 1 – Description of Business and Summary of Significant Accounting Policies” of the Company's audited consolidated financial statements for the year ended December 31, 2022.
In the second quarter of 2023, the Enterprise and Advisory segment was renamed “Software and Advisory.” The Software and Advisory segment name change was to the name only and had no impact on the Company’s historical financial position, results of operations, cash flow or segment level results previously reported.
Effective April 1, 2022, the Company changed the inputs used to estimate the revenue recognition pattern of Certification Testing and Non-Certification Testing and Other Services arrangements recognized over time. The resulting impact to the Company's results of operations and earnings per share during the nine months ended September 30, 2023 was not material. The net decrease to the Company’s results of operations and earnings per share during the nine months ended September 30, 2022 was as follows:

(in millions, except per share data)	Nine Months Ended September 30, 2022
Revenue	$17
Operating income	$17
Net income	$15
Earnings per share	$0.15
The net decrease to revenue and operating income of the Company’s Industrial segment for the nine months ended September 30, 2022 was $10 million. The net decrease to revenue and operating income of the Company’s Consumer segment for the nine months ended September 30, 2022 was $7 million.

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2022.
2. Earnings Per Share
Basic and diluted earnings per share were calculated as follows:

	Nine Months Ended September 30,
(in millions, except per share data)	2023	2022
Net income attributable to stockholder of UL Solutions	$202	$215
Basic weighted average common shares outstanding	100	100
Effect of dilutive securities	—	—
Diluted weighted average common shares outstanding	100	100

Basic earnings per share attributable to stockholder of UL Solutions	$2.02	$2.15
Diluted earnings per share attributable to stockholder of UL Solutions	$2.02	$2.15
3. Revenue
The table below summarizes the major service categories from which the Company derives its revenues:

	Nine Months Ended September 30,
(in millions)	2023	2022
Certification Testing	$531	$495
Ongoing Certification Services	653	625
Non-certification Testing and Other Services(a)	605	574
Software(a)	205	197
Total	$1,994	$1,891
__________________
(a)The Company has reclassified revenue transactions related to advisory services that were previously included within the Software and Advisory service category (now known as Software) to the Non-certification Testing and Other Services category (previously known as Non-certification Testing, Inspections and Audit) for the nine months ended September 30, 2022 to conform to the current period's presentation.
Contract Balances
The revenue recognized during the nine months ended September 30, 2023, that was included in contract liabilities at December 31, 2022, amounted to $101 million. The revenue recognized during the nine months ended September 30, 2022, that was included in contract liabilities at December 31, 2021, amounted to $94 million.
Remaining Performance Obligations
At September 30, 2023, the Company estimates that $143 million in revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. The Company expects to recognize approximately 71% of its unsatisfied (or partially unsatisfied) performance obligations as revenue in the subsequent 12 months, with the remaining balance to be recognized thereafter.
Remaining consideration from contracts with customers is included in the amount presented above and includes contracts with multiple performance obligations and multi-year maintenance agreements, which are typically recognized as the performance obligation is satisfied.

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
4. Acquisitions
In August 2023, the Company acquired 100% of the outstanding stock of Certification Entity for Renewable Energies, S.L. (“CERE”) for approximately $14 million in cash consideration (subject to customary post-closing adjustments). CERE is a Spain-based grid code compliance testing, simulation and certification company, focused on renewable energy and electric vehicle adoption. Goodwill of $11 million, subject to finalization of the purchase price allocation and valuation of intangible assets, includes expected synergies with the Company's existing business and has been included within the Company's Industrial segment. Goodwill related to this acquisition is not deductible for income tax purposes.
In July 2023, the Company acquired 100% of the outstanding stock of HBI Compliance Limited (together with its subsidiaries, “Healthy Buildings International”) for approximately $6 million in cash consideration (as adjusted for customary post-closing adjustments). Healthy Buildings International is a United Kingdom-based health, safety and compliance company and its results of operations have been included in the Software and Advisory segment since the date of acquisition.
In October 2022, the Company acquired 100% of the outstanding stock of Kugler Maag CIE GmbH (together with its operating subsidiaries, “Kugler Maag”) for $32 million in cash consideration (as adjusted for customary post-closing adjustments). Kugler Maag is a Germany-based provider of process excellence, assessment and training solutions that supports the automotive industry. Goodwill of $14 million primarily relates to expected synergies with the Company's existing business, as well as the value of the assembled workforce, and has been included within the Company's Consumer segment. Goodwill related to this acquisition is not deductible for income tax purposes. Intangible assets primarily consist of customer relationships of $14 million, which will be amortized over their estimated useful life of 10 years. In the second quarter of 2023, the Company recorded measurement period adjustments to the purchase price allocation which resulted in an increase to intangible assets of $9 million and other immaterial changes.
The following table summarizes the final allocation of the purchase price to the fair value of assets acquired and liabilities assumed for the Kugler Maag acquisition.

(in millions)
Cash	$6
Accounts receivable and other current assets	7
Intangible assets	17
Goodwill	14
Total assets	44
Accounts payable and other current liabilities	(7)
Deferred income taxes	(5)
Total fair value of net assets acquired	$32
In September 2022, the Company acquired 100% of the outstanding stock of Cimteq Holdings Limited (together with its operating subsidiary, “Cimteq”), a United Kingdom-based provider of design support and manufacturing software for the wire and cable industries. The purchase price, consisting of $15 million in cash consideration (as adjusted for customary post-closing adjustments) is primarily related to goodwill of $12 million. Goodwill primarily relates to expected synergies with the Company’s existing business and has been included within the Company’s Industrial segment. Goodwill related to this acquisition is not deductible for income tax purposes.
In June 2022, the Company acquired 100% of the outstanding stock of KAM Specialty Equipment Services Company (doing business as “Data Test Labs”), a US-based company focusing on electrical, environmental and mechanical testing for automakers and their suppliers. The purchase price, consisting of approximately $16 million in cash consideration (as adjusted for customary post-closing adjustments) is primarily related to goodwill of $9 million. Goodwill primarily relates to expected synergies with the Company's existing business and has been included within the Company's Consumer segment. Goodwill related to this acquisition is deductible for income tax purposes.

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
In February 2022, the Company acquired 100% of the outstanding stock of KBW Corporation (“KBW”), a South Korea-based company specializing in electromagnetic, wireless and safety testing for the medical device and consumer technology industries. The purchase price, consisting of approximately $18 million in cash consideration (as adjusted for customary post-closing adjustments) is primarily related to property, plant and equipment of $14 million.
Aggregate acquisition-related costs associated with business combinations are not material for the three and nine months ended September 30, 2023 and 2022, and are included in selling, general and administrative expenses in the Company’s Condensed Consolidated Statements of Operations as incurred.
5. Other (Expense) Income, net
The components of other (expense) income, net are as follows:

	Nine Months Ended September 30,
(in millions)	2023	2022
Foreign exchange losses	$(5)	$(35)
Investment income, net of fees	12	24
Non-operating pension and postretirement benefit expense	(6)	(11)
U.S. pension plan settlement losses	—	(5)
Other, net	7	5
Total	$8	$(22)
Beginning in the second quarter of 2023, realized gains (losses) on foreign currency transactions, which were previously recorded within selling, general and administrative expenses, have been recorded within other (expense) income, net in the Condensed Consolidated Statements of Operations.
6. Fair Value of Financial Instruments
The carrying amount and fair value of long-term debt was as follows:

	As of September 30, 2023		As of December 31, 2022
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Term loans	$499	$499	$499	$499
The fair value of the Company’s long-term debt reflects current market conditions and is primarily determined using broker quotes, which are Level 2 inputs in the fair value hierarchy.
The Company’s short-term investments, consisting of certificates of deposit, are recorded at amortized cost, which approximates fair value.
7. Investments in Equity Securities
The Company holds investments in equity securities of various companies, certain of which comprise less than 10% of the applicable company's outstanding equity securities and are included within equity investments in non-consolidated affiliates in the Company's Condensed Consolidated Balance Sheets. The Company accounts for these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The carrying amount of these investments was $42 million and $39 million at September 30, 2023 and December 31, 2022, respectively.
In the nine months ended September 30, 2022, the Company remeasured certain investments to fair value as a result of observable price changes in orderly transactions of the same issuer, resulting in unrealized gains of $11 million which were recorded within other (expense) income, net. In addition, during the nine months ended

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2022, the Company remeasured certain investments to fair value as a result of observable price changes in orderly transactions of the same issuer that occurred in 2021, resulting in unrealized gains of $11 million, which were recorded within other (expense) income, net. The impact of this correction was not material to the nine months ended September 30, 2022. Fair value was determined primarily based on observable pricing information from issuances of identical or similar equity instruments, which is a Level 2 input in the fair value hierarchy.
The Company owns 70% of the issued and outstanding equity interests of UL-CCIC Company Limited (“UL-CCIC”), an entity formed under the laws of the People’s Republic of China (“P.R.C.”). The Company determined that it is the primary beneficiary of UL-CCIC and assets of $154 million and $164 million and liabilities of $72 million and $72 million, inclusive of intercompany eliminations, were included in the Company’s Condensed Consolidated Balance Sheets at September 30, 2023 and December 31, 2022, respectively.
8. Goodwill
Changes in the carrying amount of goodwill for the nine months ended September 30, 2023, were as follows:

	Testing, Inspection and Certification		Software and Advisory	Total
(in millions)	Industrial	Consumer
Balance at December 31, 2022(a)	$311	$270	$66	$647
Acquisitions	11	—	5	16
Measurement period adjustments	—	(4)	—	(4)
Divestitures	—	(1)	—	(1)
Effect of changes in foreign exchange rates	(1)	(3)	—	(4)
Impairment	—	(37)	—	(37)
Balance at September 30, 2023(a)	$321	$225	$71	$617
__________________
(a)Net of accumulated impairment losses of $166 million and $129 million as of September 30, 2023 and December 31, 2022, respectively.
Goodwill is tested for impairment annually in the fourth quarter, or more frequently if an event occurs or conditions change that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. During the three months ended September 30, 2023, the Company identified a triggering event and performed a quantitative impairment assessment for a reporting unit in the Consumer segment, which resulted in a pre-tax impairment charge of $37 million. This partial impairment charge was the result of lower than expected demand for Non-certification Testing and Other Services in the mobility industry, which has been impacted by auto industry conditions in the third quarter of 2023, including slowing of the pace of electric vehicle transition, labor uncertainties, and the impact of more moderate growth expectations for the business. As of September 30, 2023, the remaining carrying amount of the goodwill related to this reporting unit was $21 million.
The impairment assessment for this reporting unit consisted of a fair value calculation that combined an income approach and a market approach, using an equal weighting, and a number of significant assumptions including estimated future revenue growth rates, EBITDA margins, discount rate, and market multiples. The fair value using the income approach was determined based on the present value of the estimated future cash flows of the reporting unit, discounted using the weighted average cost of capital. The Company used its internally developed long-range plans to estimate future cash flows for the business, which included estimated future revenue growth rates and EBITDA margins. Development of the Company's long-range plans includes consideration of current and projected levels of income for the reporting unit based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The fair value using the market approach was derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses was based on the markets in which the reporting unit operates given consideration to risk profiles, size, geography and diversity of products and services. These estimates and assumptions were considered Level 3 inputs under the fair value hierarchy. The Company believes the assumptions used in the impairment assessment are reasonable and consistent with assumptions that would be used by other market participants. However, such assumptions are inherently uncertain, and a change in assumptions could change the estimated fair

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
value of the reporting unit. Therefore, future impairment charges could be required, which could have an adverse effect on the Company’s financial condition and results of operations.
9. Intangible Assets
The following tables summarize intangible assets:

	As of September 30, 2023
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$255	$(199)	$56
Intellectual property and patents	22	(17)	5
Trademarks	38	(30)	8
Total	$315	$(246)	$69

	As of December 31, 2022
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$255	$(197)	$58
Intellectual property and patents	19	(15)	4
Non-competition agreements	1	(1)	—
Trademarks	39	(29)	10
Total	$314	$(242)	$72
Intangible asset amortization expense for the nine months ended September 30, 2023, reported within the Condensed Consolidated Statements of Operations, was $12 million. Intangible asset amortization expense for the nine months ended September 30, 2022, reported within the Condensed Consolidated Statements of Operations, was $13 million.
10. Long-term Debt
In January 2022, the Company entered into a credit agreement with Bank of America, N.A. and certain other lenders, which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million (collectively, the “Credit Facility”), consisting of term loans and revolving loan commitments. UL LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, is the named borrower under the Credit Facility and, together with other UL Solutions affiliates, the Company provides a guaranty of the obligations thereunder. As of September 30, 2023, the Company was in compliance with all covenants under this facility.
Long-term debt related to the Credit Facility consisted of the following:

(in millions)	Currency	Maturity Date	As of September 30, 2023	As of December 31, 2022
Term loan	USD	January 2027	$500	$500
Total			500	500
Unamortized debt issuance costs			(1)	(1)
Total long-term debt			$499	$499
Borrowings under the Credit Facility bear interest at a floating rate based on the Bloomberg Short-term Bank Yield plus an applicable margin. The interest rate on the term loan was 6.39% as of September 30, 2023 and 5.41% as of December 31, 2022.

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
11. Pension
The components of net periodic benefit cost for the Company’s defined benefit pension plans were as follows:

	Nine Months Ended September 30,
	U.S.		Non U.S.
(in millions)	2023	2022	2023	2022
Components of net periodic benefit cost
Service cost	$2	$3	$3	$4
Interest cost	12	11	1	2
Expected return on plan assets	(11)	(10)	—	(1)
Amortization of net actuarial loss	3	8	1	1
Settlement losses	—	5	—	—
Net periodic benefit cost	$6	$17	$5	$6
During the nine months ended September 30, 2022, the Company recognized settlement losses of $5 million, related to its U.S. pension plan. The settlement losses resulted from total lump sum payments that were expected to exceed the annual service and interest cost of the plan for the remainder of the year.
In 2023, the Company made contributions of $7 million to its U.S. pension plan to date. The Company does not anticipate contributing additional amounts to its U.S. pension plan in 2023.
For the nine months ended September 30, 2023, the Company’s contributions to various defined contribution savings plans were $34 million. For the nine months ended September 30, 2022, the Company’s contributions to various defined contribution savings plans were $34 million.
12. Income Taxes
The effective tax rate for the nine months ended September 30, 2023 was 19.9%, which differed from the U.S. statutory tax rate of 21% primarily due to earnings subject to lower tax rates in foreign jurisdictions and research and development tax credits, partially offset by the impact of non-deductible goodwill impairment and U.S. tax on Global Intangible Low Taxed Income net of related foreign tax credits.
The effective tax rate for the nine months ended September 30, 2022 was 21.2%, which differed from the U.S. statutory tax rate of 21% primarily due to increases in deferred tax valuation allowances and uncertain tax positions, partially offset by earnings subject to lower tax rates in foreign jurisdictions and settlement of foreign tax audits.
13. Accumulated Other Comprehensive Loss (“AOCL”)
The following tables summarize the changes in accumulated other comprehensive loss.

	Nine Months Ended September 30, 2023
(in millions)	Foreign Currency Translation	Pension and Postretirement Plans	Total
Balance at December 31, 2022, net of tax	$(54)	$(112)	$(166)
Other comprehensive (loss) income, before tax	(21)	4	(17)
Tax effect	—	(1)	(1)
Total other comprehensive (loss) income, net of tax	(21)	3	(18)
Balance at September 30, 2023, net of tax	$(75)	$(109)	$(184)

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	Nine Months Ended September 30, 2022
(in millions)	Foreign Currency Translation	Pension and Postretirement Plans	Total
Balance at December 31, 2021, net of tax	$(13)	$(203)	$(216)
Other comprehensive (loss) income, before tax:
Amounts before reclassifications	(71)	77	6
Amounts reclassified out	—	5	5
Total other comprehensive (loss) income, before tax	(71)	82	11
Tax effect	—	(21)	(21)
Total other comprehensive (loss) income, net of tax	(71)	61	(10)
Balance at September 30, 2022, net of tax	$(84)	$(142)	$(226)
Components of AOCL
The components of AOCL are as follows:

	Nine Months Ended September 30,		Affected Line Item in the Condensed Consolidated Statements of Operations
	2023	2022
(in millions)	Amounts reclassified from AOCL
Pension settlement losses	—	5	Other (expense) income, net
Tax effect	—	(1)	Income tax expense
Total reclassifications	$—	$4	Net income
14. Stock-based and Other Incentive Compensation
Cash-settled Stock Appreciation Rights (“CSARs”)
CSAR activity during the nine months ended September 30, 2023, was as follows:

	Number of CSAR Awards	Weighted Average Grant Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2022	2,978,767	$30.58	1.28 years	$86
Granted	297,511	62.67
Exercised	(1,447,325)	20.15
Cancelled	(26,615)	66.71
Forfeited	(25,692)	51.20
Outstanding as of September 30, 2023	1,776,646	$43.62	1.96 years	$32
Exercisable as of September 30, 2023	1,006,375	$35.51	0.75 years	$25
As of September 30, 2023, there was $4 million of compensation expense that has yet to be recognized related to non-vested CSAR awards. This expense is expected to be recognized over the remaining weighted-average vesting period of 22 months.

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table summarizes the assumptions used in the Black-Scholes-Merton model:

	September 30, 2023	December 31, 2022
Expected dividend yield	1.70%	—%
Risk-free interest rate	4.75% - 5.55%	4.12% - 4.75%
Weighted average volatility	22.94%	29.87%
Expected life (in years)	0.13 - 3.50	0.06 - 3.25
Weighted average grant date fair value per share of rights granted	$9.34	$7.66
Compensation expense (benefit) related to CSAR awards was as follows:

	Nine Months Ended September 30,
(in millions)	2023	2022
Cost of revenue	$1	$(2)
Selling, general and administrative expenses	7	(14)
CSAR compensation expense (benefit)	$8	$(16)
Income tax (benefit) expense	(2)	4
CSAR compensation expense (benefit), net	$6	$(12)
The Company had a short-term liability of $31 million and $80 million recorded within accrued compensation and benefits in the Condensed Consolidated Balance Sheets at September 30, 2023 and December 31, 2022, respectively, representing the fair value of the awards. The Company had a long-term liability of $1 million and $5 million recorded within other liabilities in the Condensed Consolidated Balance Sheets at September 30, 2023 and December 31, 2022, respectively, representing the fair value of the awards.
Performance Cash Awards
Compensation expense related to Performance Cash Awards was as follows:

	Nine Months Ended September 30,
(in millions)	2023	2022
Cost of revenue	$2	$2
Selling, general and administrative expenses	10	11
Performance Cash compensation expense	$12	$13
Income tax benefit	(3)	(3)
Performance Cash compensation expense, net	$9	$10
15. Commitments and Contingencies
The Company is party in the ordinary course of business to certain claims, litigation, audits and investigations. The Company will record an accrual for a loss contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company believes it has established adequate accruals for liabilities that are probable and reasonably estimable and that may be incurred in connection with any such currently pending or threatened matter, none of which are material. In the Company’s opinion, the settlement of any such currently pending or threatened matter is not expected to have a material impact on the Company’s financial position, results of operations, or cash flow.

UL Solutions Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
16. Related Party Transactions
In the nine months ended September 30, 2023, the Company incurred expenses of $16 million, to access the library of standards owned and maintained by UL Standards & Engagement. In the nine months ended September 30, 2022, the Company incurred expenses of $16 million to access the library of standards owned and maintained by UL Standards & Engagement.
In the nine months ended September 30, 2023, the Company declared and paid cash dividends to UL Standards & Engagement of $60 million. In the nine months ended September 30, 2022, the Company declared and paid cash dividends to UL Standards & Engagement of $1,600 million. Dividends are reflected within the Condensed Consolidated Statements of Stockholder's Equity as a decrease in retained earnings.
17. Segment Information
Revenue and operating income of the Company’s reportable segments is as follows:

	Nine Months Ended September 30,
(in millions)	2023	2022
Revenue
Industrial	$852	$783
Consumer	879	851
Software and Advisory	263	257
Total revenue	$1,994	$1,891

Operating income
Industrial	$242	$219
Consumer	31	84
Software and Advisory	9	17
Total operating income	$282	$320
18. Subsequent Events
The Company has evaluated transactions through November 13, 2023, the date the condensed consolidated financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the condensed consolidated financial statements, except as described in the following paragraph.
In October 2023, the Company issued $300 million in aggregate principal amount of 6.500% senior notes due in 2028 (the “notes”). The notes are senior unsecured obligations of UL Solutions Inc. and are unconditionally guaranteed by UL LLC, the Company’s wholly owned subsidiary. The Company intends to use the net proceeds from the offering of the notes, together with expected borrowings under the Credit Facility and cash on hand, to fund a $600 million special cash dividend to UL Standards & Engagement, which was declared in November 2023. In connection with such offering, the Company entered into a registration rights agreement for the benefit of the holders of the notes, under which the Company is required to conduct an offer to exchange the notes pursuant to a registration statement filed with the SEC within 730 days after the original issue date of the notes or otherwise pay additional interest on the notes.

          Shares
UL Solutions Inc.
Class A Common Stock

Joint bookrunning managers
(*in alphabetical order)

Goldman Sachs & Co. LLC*				J.P. Morgan*
BofA Securities
Citigroup		Jefferies		UBS Investment Bank
Co-managers
Baird	Raymond James	Stifel	Wells Fargo Securities	William Blair

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by UL Solutions Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee		$14,760.00
FINRA filing fee		14,850.00
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*
__________________
*To be completed by amendment.
Item 14. Indemnification of directors and officers.
Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. Our Amended Charter, which will become effective upon the closing of this offering, will provide that no director of UL Solutions Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, to the fullest extent permitted by applicable law as it may be amended.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees) (and, with respect to actions other than actions brought by or in the right of the corporation, judgments, fines and amounts paid in settlement) actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Upon consummation of this offering, our Amended Bylaws will provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person, or a Covered Person, who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the Amended Bylaws, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers and certain other employees. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.
Item 15. Recent sales of unregistered securities.
On October 20, 2023, we issued and sold an aggregate of $300,000,000 principal amount of 6.500% senior notes due 2028. The notes were sold to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The notes were offered to investors at 99.865% of the principal amount thereof. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as the representatives of the initial purchasers. The aggregate initial purchasers’ discount was $1,800,000.
Item 16. Exhibits and financial statements.
(a)Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b)Financial Statement Schedules
All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)The undersigned hereby further undertakes that:
(1)For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
INDEX TO EXHIBITS

Exhibit No.
1.1*	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of UL Inc., as amended and as in effect prior to the consummation of this offering.
3.2*	Form of Amended and Restated Certificate of Incorporation of UL Solutions Inc., to be in effect upon the consummation of this offering.
3.3	Bylaws of UL Inc., as amended, as in effect prior to the consummation of this offering.
3.4*	Form of Amended and Restated Bylaws of UL Solutions Inc., to be in effect upon the consummation of this offering.
4.1	Specimen Common Stock Certificate of UL Solutions Inc.
4.2	Indenture, dated as of October 20, 2023, among UL Solutions Inc., UL LLC and Computershare Trust Company, N.A., as trustee.
4.3	First Supplemental Indenture, dated as of October 20, 2023, among UL Solutions Inc., UL LLC and Computershare Trust Company, N.A., as trustee.
4.4	Form of 6.500% Senior Note due 2028 (included in Exhibit 4.3).
4.5
Registration Rights Agreement, dated as of October 20, 2023, among UL Solutions Inc., UL LLC and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several initial purchasers of UL Solutions Inc.’s senior notes due 2028.

5.1*	Opinion of Latham & Watkins LLP.
10.1	Form of Registration Rights Agreement, by and between ULSE Inc. and UL Solutions Inc., to be in effect upon the consummation of this offering.
10.2	Form of Stockholder Agreement, by and between ULSE Inc. and UL Solutions Inc., to be in effect upon the consummation of this offering.
10.3	License Agreement, between UL LLC, as Licensor, and Underwriters Laboratories Inc., as Licensee.
10.4	License Agreement, between UL LLC, as Licensor, and ULSE Inc., as Licensee.
10.5	License Agreement, between UL International Singapore Ltd., as Licensor, and Underwriters Laboratories Inc., as Licensee.
10.6	License Agreement, between UL International Singapore Ltd., as Licensor, and ULSE Inc., as Licensee.
10.7	UL Standards Access and License Agreement, between ULSE Inc., as Licensor, and UL LLC, as Licensee.

10.8	Amended and Restated Joint Venture Contract, dated October 28, 2022, by and between China Certification & Inspection (Group) Co., Ltd. and UL LLC.
10.9†	UL Inc. Long-Term Incentive Plan (2016).
10.10†	First Amendment to UL Inc. Long-Term Incentive Plan (2016).
10.11†	Form of Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2016).
10.12†	Form of Amendment to 2016 Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2016).
10.13†	UL Inc. Long-Term Incentive Plan (2017).
10.14†	First Amendment to UL Inc. Long-Term Incentive Plan (2017).
10.15†	Form of Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2017).
10.16†	Form of Amendment to 2017 Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2017).
10.17†	UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.18†	First Amendment to UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.19†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.20†	Form of Amendment to 2018 Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.21†	UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.22†	First Amendment to UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.23†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.24†	Form of Amendment to 2019 Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.25†	Form of Amendment to 2019 Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.26†	UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.27†	First Amendment to UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.28†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.29†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.30†
Form of Amendment to 2020 Executive Award Agreement (Cash Stock Appreciation Rights) for U.S. participants under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.

10.31†
Form of Amendment to 2020 Executive Award Agreement (Cash Stock Appreciation Rights) for non-U.S. participants under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.

10.32†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.33†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.34†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.35†	Form of Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.36†	Form of Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.

10.37†	Form of Amendment to Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.38†	Form of Amendment to Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.39†	Form of Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.40†	Form of Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.41†	UL Solutions Inc. 2023 Long-Term Incentive Plan.
10.42†	Form of Employee Restricted Stock Unit Award Agreement under the UL Solutions Inc. 2023 Long-Term Incentive Plan.
10.43†	Form of Employee Performance Stock Unit Award Agreement under the UL Solutions Inc. 2023 Long-Term Incentive Plan.
10.44†	Form of Nonqualified Stock Option Agreement under the UL Solutions Inc. 2023 Long-Term Incentive Plan.
10.45†	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the UL Solutions Inc. 2023 Long-Term Incentive Plan.
10.46†	UL Solutions Inc. 2023 Employee Stock Purchase Plan.
10.47†	UL Inc. All Employee Incentive Plan, effective January 1, 2021.
10.48†	UL Non-Qualified Deferred Compensation Plan.
10.49†	UL Inc. Executive Regular and Change in Control Severance Plan (as amended and restated, effective February 21, 2023).
10.50†	Employment agreement, dated as of August 21, 2019, between UL Inc. and Jennifer F. Scanlon.
10.51†	Offer letter, dated as of April 4, 2017, between UL LLC and Ryan D. Robinson.
10.52†	Offer letter, dated as of June 27, 2012, between UL LLC and Weifang Zhou.
10.53†	Employment contract, dated as of June 27, 2005, between UL International Demko A/S and Gitte Schjotz.
10.54†	Long term assignment letter, dated as of July 8, 2019, between UL International Singapore Private Limited and Gitte Schjotz.
10.55†	Repatriation assignment letter, dated as of January 26, 2021, between UL Inc. and Gitte Schjotz.
10.56†	Offer letter, dated as of July 20, 2018, between UL LLC and Jacqueline McLaughlin.
10.57	Credit Agreement, dated as of January 11, 2022, among UL Inc., as parent guarantor, UL LLC, as borrower, Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto.
10.58†	Offer letter, dated as of November 16, 2019, between UL LLC and Lynn Hancock.
10.59†	Offer letter, dated as of May 4, 2020, between UL LLC and Linda Chapin.
10.60†	Offer letter, dated as of July 29, 2022, between UL LLC and John Genovesi.
10.61†	Employment contract, dated as of July 19, 2018, between UL International Italia S.r.l. and Alberto Uggetti.
10.62†	Amendment to the terms and conditions of employment, dated July 7, 2023, between UL International Italia S.r.l. and Alberto Uggetti.
10.63*†	Form of Indemnification Agreement between UL Solutions Inc. and each of its directors and executive officers.
21.1	List of Subsidiaries of UL Solutions Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney (contained on signature pages to the Registration Statement on Form S-1).
107	Filing Fee Table.
__________________
*To be filed by amendment.
†Indicates a management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northbrook, Illinois, on this 13th day of November, 2023.

UL SOLUTIONS INC.

By:	/s/ Jennifer F. Scanlon
Name: Jennifer F. Scanlon
Title: President and Chief Executive Officer
***
POWER OF ATTORNEY
Each of the undersigned officers and directors of UL Solutions Inc. hereby constitutes and appoints Jennifer F. Scanlon and Ryan D. Robinson, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jennifer F. Scanlon	President, Chief Executive Officer and Director (Principal Executive Officer)	November 13, 2023
Jennifer F. Scanlon

/s/ Ryan D. Robinson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 13, 2023
Ryan D. Robinson

/s/ Karen K. Pepping	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 13, 2023
Karen K. Pepping

/s/ Frank J. Coyne	Director	November 13, 2023
Frank J. Coyne

/s/ James P. Dollive	Director	November 13, 2023
James P. Dollive

/s/ Marla C. Gottschalk	Director	November 13, 2023
Marla C. Gottschalk

/s/ Friedrich Hecker	Director	November 13, 2023
Friedrich Hecker

/s/ Charles W. Hooper	Director	November 13, 2023
Charles W. Hooper

/s/ Kevin J. Kennedy	Director	November 13, 2023
Kevin J. Kennedy

/s/ Lisa M. Lambert	Director	November 13, 2023
Lisa M. Lambert

/s/ James M. Shannon	Director	November 13, 2023
James M. Shannon

/s/ Sally Susman	Director	November 13, 2023
Sally Susman

/s/ Michael H. Thaman	Director	November 13, 2023
Michael H. Thaman

/s/ Elisabeth Tørstad	Director	November 13, 2023
Elisabeth Tørstad

/s/ George A. Williams	Director	November 13, 2023
George A. Williams